As filed with the Securities and Exchange Commission on December 3, 2018

Registration No. 333-227884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	8732	46-1932921
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12010 Sunset Hills Road, Reston, VA 20190
(703) 676-4300

(Name, address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles A. Mathis
Executive Vice President & Chief Financial Officer
12010 Sunset Hills Road
Reston, VA 20190
(703) 676-4300

(Name, address, including zip code, and telephone number, including area code, of agents for service)

Copies to:

Steven G. Mahon Executive Vice President, General Counsel & Corporate Secretary Science Applications International Corporation 12010 Sunset Hills Road Reston, VA 20190	Charles W. Katz, Esq. Lawrence R. Bard, Esq. Morrison & Foerster LLP 1650 Tysons Blvd., Suite 400 Mclean, VA 22102-4220	Thomas O. Miiller Senior Vice President, General Counsel, & Corporate Secretary Engility Holdings, Inc. 4803 Stonecroft Boulevard Chantilly, VA 20151	Frederick S. Green, Esq. Eoghan P. Keenan, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153	Ryan D. Thomas, Esq. Jay H. Knight, Esq. Bass, Berry & Sims PLC 150 Third Avenue South Suite 2800 Nashville, TN 37201

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective and upon completion of the transaction described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 3, 2018
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The board of directors of Science Applications International Corporation (which we refer to as SAIC) and the board of directors of Engility Holdings, Inc. (which we refer to as Engility) have agreed to an acquisition of Engility by SAIC, under the terms of the Agreement and Plan of Merger, dated as of September 9, 2018.

If the transaction is completed, Engility stockholders will have the right to receive 0.450 of a share of SAIC common stock for each share of Engility common stock they own at closing (which we refer to as the exchange ratio), with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. Based on the closing price of SAIC common stock on the New York Stock Exchange of $89.86 on September 7, 2018 the last trading day before public announcement of the transaction, the merger consideration represented approximately $40.44 of aggregate value for each share of Engility common stock. Based on the SAIC closing price of $69.52 on November 29, 2018, the latest practicable date before the date of this document, the merger consideration represented approximately $31.28 of aggregate value for each share of Engility common stock. SAIC stockholders will continue to own their existing shares of SAIC common stock. We encourage you to obtain current market quotations of SAIC common stock and Engility common stock before voting.

Upon completion of the merger, we estimate that current SAIC stockholders will own approximately 72% of the combined company and former Engility stockholders will own approximately 28% of the combined company. SAIC common stock and Engility common stock are both traded on the NYSE under the symbols “SAIC” and “EGL”, respectively.

At the special meeting of SAIC stockholders scheduled for January 11, 2019, SAIC stockholders will be asked to vote on (i) a proposal to approve the issuance of shares of SAIC common stock to Engility stockholders, which is necessary to complete the merger, and (ii) a proposal to approve the adjournment from time to time of the SAIC special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the SAIC special meeting, or any adjournment or postponement thereof, to approve the issuance of shares of SAIC common stock in the merger. At the special meeting of Engility stockholders scheduled on the same date, Engility stockholders will be asked to vote on (i) a proposal to adopt and approve the merger agreement, (ii) a proposal to approve the adjournment from time to time of the Engility special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt and approve the merger agreement at the time of the Engility special meeting or any adjournment or postponement thereof, and (iii) a proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to Engility’s named executive officers in connection with the merger.

We cannot complete the merger unless the Engility stockholders and the SAIC stockholders approve the respective proposals related to the merger. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the SAIC or Engility special meeting, as applicable, in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card, or (3) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the SAIC or the Engility special meeting, as applicable. If you are an Engility stockholder, please note that a failure to vote your shares is the equivalent of a vote against the merger. If you are an SAIC stockholder, please note that a failure to vote your shares may result in a failure to establish a quorum for the SAIC special meeting.

The SAIC board of directors unanimously recommends that the SAIC stockholders vote “FOR” the proposal to issue shares of SAIC common stock in the merger. The Engility board of directors unanimously recommends that the Engility stockholders vote “FOR” the proposal to adopt and approve the merger agreement.

The obligations of SAIC and Engility to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about SAIC, Engility and the merger is contained in this joint proxy statement/prospectus. SAIC and Engility encourage you to read this entire joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 25.

We look forward to the successful merger of SAIC and Engility.

Sincerely,	Sincerely,

Anthony J. Moraco	Lynn A. Dugle
Chief Executive Officer	Chairman, President and Chief Executive Officer
Science Applications International Corporation	Engility Holdings, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                   , 2018 and is first being mailed to the stockholders of SAIC and stockholders of Engility on or about                   , 2018.

Science Applications International Corporation

12010 Sunset Hills Road
Reston, VA 20190
(703) 676-4300

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 11, 2019

Dear SAIC stockholders:

We are pleased to invite you to attend the special meeting of the SAIC stockholders, which will be held at 12010 Sunset Hills Road, Reston, Virginia 20190, on January 11, 2019, at 9:00 a.m., local time, which we refer to as the SAIC special meeting, for the following purposes:

•	to vote on a proposal to approve the issuance of SAIC common stock to Engility stockholders in connection with the merger, as contemplated by the merger agreement, dated September 9, 2018, among Science Applications International Corporation, Raptors Merger Sub, Inc., and Engility Holdings, Inc., which we refer to as the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, as such agreement may be amended from time to time (we refer to this proposal as the SAIC stock issuance proposal); and
•	to vote on an adjournment of the SAIC special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the proposal to issue SAIC common stock in connection with the merger (we refer to this proposal as the SAIC adjournment proposal).

SAIC will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the SAIC special meeting.

The SAIC board of directors (which we refer to as the SAIC Board) unanimously recommends that SAIC stockholders vote “FOR” the SAIC stock issuance proposal and “FOR” the SAIC adjournment proposal.

Holders of record of shares of SAIC common stock, at the close of business on November 29, 2018, which we refer to as the record date, are entitled to notice of, and may vote at, the special meeting and any adjournment of the special meeting. Beginning two business days after the date of this notice and continuing through the date of the special meeting, a list of these stockholders will be available for inspection at SAIC’s principal office by any SAIC stockholder for any purpose germane to such meeting.

Approval of the SAIC stock issuance proposal requires the approval by affirmative vote of a majority in voting interest of the holders of SAIC common stock present in person or by proxy entitled to vote on such matter at the SAIC special meeting (provided that a quorum exists). Approval of the SAIC adjournment proposal requires the affirmative vote of a majority of the votes cast at the SAIC special meeting by holders of shares of SAIC common stock (whether or not a quorum is present).

Your vote is important. Whether or not you expect to attend the SAIC special meeting in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the SAIC special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder. In lieu of receiving a proxy card, participants in certain benefit plans of SAIC and certain participating SAIC subsidiaries have been furnished with voting instruction cards, which are described in greater detail in the accompanying joint proxy statement/prospectus.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Georgeson, LLC, toll-free at (888) 658-3624 or as an international caller at (781) 575-2137.

By Order of the Board of Directors,

Steven G. Mahon Executive Vice President, General Counsel & Corporate Secretary

Reston, Virginia

         , 2018

Engility Holdings, Inc.

4803 Stonecroft Boulevard
Chantilly, VA 20151
(703)-633-8300

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 11, 2019

Dear Engility stockholders:

We are pleased to invite you to attend the special meeting of the Engility stockholders, which will be held at 4803 Stonecroft Boulevard, Chantilly, Virginia 20151 on January 11, 2019, at 9:00 a.m., local time, which we refer to as the Engility special meeting, for the following purposes:

•	to consider and vote on a proposal to adopt and approve the merger agreement, dated September 9, 2018, among Science Applications International Corporation, Raptors Merger Sub, Inc., and Engility Holdings, Inc., which we refer to as the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, as such agreement may be amended from time to time, and approve the merger contemplated thereby (we refer to this proposal as the Engility merger proposal);
•	to consider and vote on an adjournment from time to time of the Engility special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Engility merger proposal (we refer to this proposal as the Engility adjournment proposal); and
•	to consider and vote on a non-binding advisory proposal on compensation that may be paid or become payable to Engility’s named executive officers in connection with the completion of the merger (we refer to this proposal as the Engility compensation proposal).

Engility will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Engility special meeting.

The Engility board of directors (which we refer to as the Engility Board) unanimously recommends that Engility stockholders vote “FOR” the Engility merger proposal, “FOR” the Engility adjournment proposal and “FOR” the Engility compensation proposal.

Holders of record of shares of Engility common stock, at the close of business on November 29, 2018, which we refer to as the record date, are entitled to notice of, and may vote at, the special meeting and any adjournment of the special meeting. Beginning two business days after the date of this notice and continuing through the date of the special meeting, a list of these stockholders will be available for inspection at Engility’s principal office by any Engility stockholder for any purpose germane to such meeting.

Approval of the Engility merger proposal requires the affirmative vote of holders of a majority of the votes outstanding and entitled to vote on such matter at the Engility special meeting by holders of Engility common stock. Approval of the Engility adjournment proposal requires the affirmative vote of a majority of the votes cast at the Engility special meeting by holders of shares of Engility common stock (provided that a quorum exists). Approval of the Engility compensation proposal requires the affirmative vote of a majority of the votes cast at the Engility special meeting by holders of shares of Engility common stock (provided that a quorum exists).

Your vote is very important, regardless of the number of shares of Engility common stock you own. The merger cannot be completed unless stockholders of both Engility and SAIC approve certain proposals related to the merger. Whether or not you expect to attend the Engility special meeting in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Engility special meeting. Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Engility merger proposal, “FOR” the Engility compensation proposal and “FOR” the Engility adjournment proposal. Even if you plan to attend the Engility special meeting in person, Engility requests that you complete, sign, date and return the enclosed proxy card in the accompanying envelope prior to the special meeting to ensure that your shares will be represented and voted at the special meeting if you are unable to attend.

If you attend the Engility special meeting, you may revoke your proxy and vote in person, even if you have previously returned your proxy card or submitted your proxy through the Internet or by telephone. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder. In lieu of receiving a proxy card, participants in certain benefit plans of Engility have been furnished with voting instruction cards, which are described in greater detail in the accompanying joint proxy statement/prospectus. Please carefully review the instructions in the enclosed joint proxy statement/prospectus and the enclosed proxy card or the information forwarded by your broker, bank, trust or other nominee regarding each of these options.

We encourage you to read the enclosed joint proxy statement/prospectus carefully, including all its annexes and documents incorporated by reference, including the section entitled “Risk Factors” beginning on page 25. If you have any questions or need assistance voting your shares, please call our proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 967-7510 or collect at (212) 269-5550.

By Order of the Board of Directors,

Thomas O. Miiller Senior Vice President, General Counsel and Corporate Secretary

Chantilly, Virginia

         , 2018

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about SAIC and Engility from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Science Applications International Corporation 12010 Sunset Hills Road Reston, VA 20190 (703) 676-4300 Attn: Investor Relations	Engility Holdings, Inc. 4803 Stonecroft Boulevard Chantilly, VA 20151 (703) 633-8300 Attn: Investor Relations

Investors may also consult SAIC’s or Engility’s website for more information concerning the merger described in this joint proxy statement/prospectus. SAIC’s website is www.saic.com. Engility’s website is www.engility.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

In addition, if you have questions about the merger or the accompanying joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please call Georgeson LLC, the proxy solicitor for SAIC, toll-free at (888) 658-3624 or as an international caller at (781) 575-2137, or D.F. King & Co., Inc., the proxy solicitor for Engility, toll-free at (800) 967-7510 or collect at (212) 269-5550. You will not be charged for any of these documents that you request.

If you would like to request any documents, please do so at least five business days before the special meeting in order to receive them before the special meetings.

For more information, see “Where You Can Find More Information” beginning on page 156.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which we refer to as the SEC, by SAIC (File No. 333-227884), constitutes a prospectus of SAIC under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of SAIC common stock proposed to be issued to Engility stockholders under the merger agreement. This document also constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also includes a notice of meeting with respect to the special meeting of SAIC stockholders, at which SAIC stockholders will be asked to vote upon the SAIC stock issuance proposal, and a notice of meeting with respect to the special meeting of Engility stockholders, at which Engility stockholders will be asked to vote upon a proposal to adopt and approve the merger agreement.

Before casting your vote, you should carefully review all the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated          , 2018. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than the date on the front cover of those documents. Neither our mailing of this joint proxy statement/prospectus to SAIC stockholders or Engility stockholders nor the issuance by SAIC of common stock in connection with the merger will create any implication to the contrary.

In deciding how to vote with respect to any of the proposals discussed herein, you must make your own independent examination of the merits and risks of the proposal. You should not construe anything included in this joint proxy statement/prospectus as investment, legal, business or tax advice, and should consult with your own advisors if you have questions concerning any of the matters described herein.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding SAIC has been provided by SAIC and information contained in this joint proxy statement/prospectus regarding Engility has been provided by Engility.

All references in this joint proxy statement/prospectus to “Engility” refer to Engility Holdings, Inc. a Delaware corporation (except that in connection with the description of its operations or business under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” such term refers to the consolidated operations of Engility and its subsidiaries); all references in this joint proxy statement/prospectus to “SAIC” refer to Science Applications International Corporation, a Delaware corporation (except that in connection with the description of its operations or business under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”, such term refers to the consolidated operations of SAIC and its subsidiaries); and all references to “merger sub” refer to Raptors Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of SAIC, formed for the purpose of effecting the merger. Unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of September 9, 2018, among Engility, SAIC, and Raptors Merger Sub, Inc., a copy of which is included as Annex A to this joint proxy statement/prospectus.

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QUESTIONS AND ANSWERS

The following are answers to some questions that you, as a stockholder of SAIC or stockholder of Engility, may have regarding the merger and the other matters being considered at the SAIC special meeting and at the Engility special meeting. SAIC and Engility urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?
A:	Science Applications International Corporation, which we refer to as SAIC, and Engility Holdings, Inc., which we refer to as Engility, have agreed to an acquisition of Engility by SAIC under the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, among other things:

•	SAIC stockholders must vote to approve the issuance of shares of SAIC common stock to holders of shares of Engility common stock (which holders we refer to as Engility stockholders) in connection with the merger, and
•	Engility stockholders must vote to adopt and approve the merger agreement.

SAIC is holding a special meeting of stockholders, which is referred to as the SAIC special meeting, in order to obtain the stockholder approval necessary to approve the stock issuance. SAIC stockholders will also be asked to approve the adjournment from time to time of the SAIC special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the SAIC special meeting, or any adjournment or postponement thereof, to approve the stock issuance, which is referred to as the SAIC adjournment proposal.

Engility is holding a special meeting of stockholders to obtain their approval to adopt and approve the merger agreement. In addition, Engility stockholders will also be asked to approve the adjournment from time to time of the Engility special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt and approve the merger agreement at the time of the Engility special meeting or any adjournment or postponement thereof, which is referred to as the Engility adjournment proposal, and to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Engility’s named executive officers, who are referred to as the named executive officers, in connection with the merger, which is referred to as the Engility compensation proposal. It is important that Engility stockholders vote their Engility common shares on each of these matters, regardless of the number of shares owned.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the meetings be held?
A:	The SAIC special meeting will be held at 12010 Sunset Hills Road, Reston, Virginia 20190 on January 11, 2019, at 9:00 a.m., local time. The Engility special meeting will be held at 4803 Stonecroft Boulevard, Chantilly, Virginia 20151, on January 11, 2019, at 9:00 a.m., local time.
Q:	What will happen at the closing of the transaction?
A:	Pursuant to the merger agreement, Raptors Merger Sub, Inc., a direct wholly owned subsidiary of SAIC, which we refer to as merger sub, will be merged with and into Engility, and Engility will become a direct wholly owned subsidiary of SAIC. We refer to this as the merger.

If the merger is completed, Engility stockholders will have the right to receive 0.450 of a share of SAIC common stock for each share of Engility common stock they own at closing, which we refer to as the exchange ratio, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger.

SAIC stockholders will not receive any merger consideration and will continue to hold their shares of SAIC common stock.

Q:	What is the value of the merger consideration?
A:	Because SAIC has agreed to issue 0.450 of a share of SAIC common stock in exchange for each share of Engility common stock, the value of the merger consideration that Engility stockholders receive will depend on the price per share of SAIC common stock at the effective time of the merger. That price will not be known at the time of the special meetings and may be more or less than the current price or the price at the time of the special meetings. This exchange ratio will not be adjusted for changes in the market price of either SAIC common stock or Engility common stock between the date of signing the merger agreement and completion of the merger.

Based on the closing price of SAIC common stock on the New York Stock Exchange (which we refer to as the NYSE) of $89.86 on September 7, 2018, the last trading day before public announcement of the transaction, the merger consideration represented approximately $40.44 of aggregate value for each share of Engility common stock. Based on the SAIC closing price of $69.52 on November 29, 2018, the latest practicable date before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $31.28 of aggregate value for each share of Engility common stock.

SAIC stockholders will continue to own their existing SAIC shares. SAIC common stock is currently traded on the NYSE under the symbol “SAIC,” and Engility common stock is currently traded on the NYSE under the symbol “EGL.”

We encourage you to obtain current market quotations of SAIC common stock and Engility common stock before voting.

Q:	How do I vote?
A:	If you are a stockholder of record of SAIC as of the record date for the SAIC special meeting or a stockholder of record of Engility as of the record date for the Engility special meeting, you may vote in person by attending your special meeting or, to ensure your shares are represented at the meeting, you may vote by:
•	accessing the Internet website specified on your proxy card;
•	calling the toll-free number specified on your proxy card; or
•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold shares of SAIC common stock or shares of Engility common stock in the name of a broker or nominee, please follow the voting instructions provided by your broker or nominee to ensure that your shares are represented at your special meeting. If you received voting instruction cards from a trustee of any retirement plan of SAIC, Engility, or their subsidiaries in which you are a participant, please follow the instructions on those cards to ensure that shares of stock allocated to your plan account are represented at your special meeting.

Q:	What are the voting deadlines?
A:	If you are an SAIC stockholder of shares not held in the Science Applications International Corporation Retirement Plan (the “SAIC Retirement Plan”), the deadline for submitting a proxy using the Internet or the telephone is 11:59 p.m. Eastern time on January 10, 2019. For shares held in the Science Applications International Corporation Retirement Plan, the deadline for submitting voting instructions using any of the allowed methods is 11:59 p.m. Eastern time on January 6, 2019. For detailed information, see the section entitled “The SAIC Special Meeting.”

If you are an Engility stockholder of shares not held in the Engility Master Savings Plan, the deadline for submitting a proxy using the Internet or the telephone is 11:59 p.m. Eastern time on January 10, 2019. If you received your special meeting materials by mail, you may complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. All stockholders as of the close on business on the record date may vote in person at the Engility special meeting. If your shares are held in the Engility Master Savings Plan, the deadline for submitting voting instructions using any of the allowed methods is 11:59 p.m. Eastern time on January 8, 2019. For detailed information, see the section entitled “The Engility Special Meeting.”

Q:	How are the shares held by the Science Applications International Corporation Retirement Plan voted?
A:	If you are a participant in the Science Applications International Corporation Retirement Plan, you have the right to instruct Vanguard Fiduciary Trust Company, as trustee of the Science Applications International Corporation Retirement Plan (the “Trustee”), on a confidential basis, how to vote your proportionate interests in all shares of common stock held in the Science Applications International Corporation Retirement Plan. The Trustee will vote all shares held in the Science Applications International Corporation Retirement Plan for which no voting instructions are received in the same proportion as the shares for which voting instructions have been received by participants in the Science Applications International Corporation Retirement Plan. The Trustee’s duties with respect to voting the common stock in the Science Applications International Corporation Retirement Plan are governed by the fiduciary provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The fiduciary provisions of ERISA may require in certain limited circumstances that the Trustee override the votes of participants with respect to the common stock held by the Trustee.
Q:	How are the shares held by the SAIC Stock Plans voted?
A:	Under the terms of SAIC’s Stock Compensation Plan, Management Stock Compensation Plan and Key Executive Stock Deferral Plan, Vanguard Fiduciary Trust Company, as trustee of these stock plans, has the power to vote the shares of common stock held in these stock plans. Vanguard will vote all those shares in the same proportion that other SAIC stockholders collectively vote their shares of common stock. If you are a participant in these stock plans, you do not have the right to instruct Vanguard how to vote or to otherwise vote your proportionate interests in the shares of common stock held in these stock plans.
Q:	How do participants in the Engility Master Savings Plan vote?
A:	If you participate in the Engility Master Savings Plan (which we refer to as the MSP), then your proxy card or voting instruction card, as determined by the trustee and communicated to you, will serve as voting instructions for the trustee of the MSP for shares of Engility common stock allocated to your account under the MSP. Shares for which no instructions are received will be voted by the trustee of the MSP in the same proportion as the shares for which instructions are received by the trustee. The deadline for returning your voting instruction cards is January 8, 2019.
Q:	What vote is required to approve each proposal at the SAIC special meeting?
A:	Stock Issuance Proposal. Approval of the SAIC stock issuance proposal requires the approval by affirmative vote of a majority in voting interest of the holders of SAIC common stock present in person or by proxy entitled to vote on such matter at the SAIC special meeting (provided that a quorum exists). For the stock issuance proposal, an abstention will have the effect of a vote against the proposal. Broker “non-votes” will have no effect on the outcome of the proposal. Shares of SAIC common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted “FOR” each proposal.

Adjournment Proposal. Approval of any SAIC adjournment proposal, if necessary, requires the approval by affirmative vote of a majority in voting interest of the holders of SAIC common stock present in person or by proxy entitled to vote on such matter at the SAIC special meeting (provided that a quorum exists). For any adjournment proposal, an abstention will have the effect of a vote against the proposal. Broker “non-votes” will have no effect on the outcome of the proposal. Shares of

SAIC common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted “FOR” each proposal.

Q:	What vote is required to approve each proposal at the Engility special meeting?
A:	Merger Proposal. Approval of the Engility merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Engility common stock entitled to vote at the Engility special meeting. For the Engility merger proposal, an abstention will have the effect of a vote against the proposal. Broker “non-votes” will also have the effect of a vote against the proposal. Shares of Engility common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted “FOR” each proposal.

Compensation Proposal. Approval of the non-binding Engility compensation proposal requires the affirmative vote of a majority of the votes cast on such matter at the Engility special meeting by holders of the Engility common stock (provided that a quorum exists). For the Engility compensation proposal, an abstention will have no effect on the outcome of the proposal. Broker “non-votes” will also have no effect on the outcome of the proposal. Shares of Engility common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted “FOR” each proposal.

Adjournment Proposal. Approval of any Engility adjournment proposal, if necessary, requires the affirmative vote of a majority of the votes cast on such matter at the Engility special meeting by holders of the Engility common stock (provided that a quorum exists). For any adjournment proposal, an abstention will have no effect on the outcome of the proposal. Broker “non-votes” will also have no effect on the outcome of the proposal. Shares of Engility common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted “FOR” each proposal.

Q:	Are there any voting agreements with existing shareholders?
A:	Yes. On September 9, 2018, pursuant to the terms of the merger agreement, Birch Partners, L.P. a Delaware limited partnership (“Birch”), entered into a voting agreement, which we refer to as the voting agreement, with SAIC and Engility and, for purposes of certain sections thereof, certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain investment funds affiliated with General Atlantic LLC (“GA”). Birch owns 17,920,892 shares, or approximately 48.48% of the total outstanding shares, of Engility common stock as of September 5, 2018 (such shares, the “Covered Shares”). Subject to the terms and conditions set forth in the voting agreement, Birch has agreed, among other things, to vote the Covered Shares in favor of the adoption of the merger agreement to the fullest extent Birch is permitted to do so under the existing stockholders agreement, dated as of February 26, 2015, among Engility, Birch and, for certain limited purposes set forth therein, KKR and GA, as amended by that First Amendment to the stockholders agreement, dated February 28, 2018 (as amended, which we refer to as the stockholders agreement). Pursuant to the stockholders agreement, Birch is entitled to vote 30% of the total outstanding shares of Engility common stock in favor of the adoption of the merger agreement. In addition, under the stockholders agreement, Birch is obligated to vote its shares of Engility common stock in excess of 30% of the total outstanding shares of Engility common stock in the same manner as, and in the same proportion to, all shares of Engility common stock voted by holders of Engility common stock (excluding those votes of Birch that represent up to 30% of all issued and outstanding shares of Engility common stock).

Q:	How does the Engility Board recommend that Engility stockholders vote?
A:	The Engility Board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Engility and its stockholders. The Engility Board unanimously recommends that Engility stockholders vote “FOR” the Engility merger proposal, “FOR” the Engility compensation proposal, and “FOR” the proposal to adjourn the Engility special meeting, if necessary, to solicit additional proxies.

Q:	How does the SAIC Board recommend that SAIC stockholders vote?
A:	The SAIC Board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of SAIC common stock to the Engility stockholders in connection with the merger, are in the best interests of SAIC and its stockholders. The SAIC Board unanimously recommends that SAIC stockholders vote “FOR” the proposal to issue shares of SAIC common stock to Engility stockholders in connection with the merger and “FOR” the proposal to adjourn the SAIC special meeting, if necessary, to solicit additional proxies.
Q:	Will Engility be required to submit the merger agreement to its stockholders even if the Engility Board has withdrawn (or amended or modified in a manner adverse to SAIC) its recommendation?
A:	Yes, Engility is required to submit the merger agreement to its stockholders even if the Engility Board has withdrawn (or amended or modified in a manner adverse to SAIC) its recommendation. For more information regarding the ability of SAIC or Engility to terminate the merger agreement, see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”
Q:	Will SAIC be required to submit the SAIC stock issuance to its stockholders even if the SAIC Board has withdrawn (or amended or modified in a manner adverse to Engility) its recommendation?
A:	Yes, SAIC is required to submit the SAIC stock issuance to its stockholders even if the SAIC Board has withdrawn (or amended or modified in a manner adverse to Engility) its recommendation. For more information regarding the ability of Engility or SAIC to terminate the merger agreement see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”
Q:	How many votes do I have?
A:	SAIC. You are entitled to one vote for each SAIC common share that you owned as of the record date. As of the close of business on November 29, 2018, there were 42,368,119 outstanding shares of SAIC common stock. As of that date, less than 2% of the outstanding shares of SAIC common stock were beneficially owned by the directors and executive officers of SAIC.

Engility. You are entitled to one vote for each share of Engility common stock that you owned as of the record date. As of the close of business on November 29, 2018, there were 36,968,909 outstanding shares of Engility common stock. As of that date, less than 1% of the outstanding shares of Engility common stock were beneficially owned by the directors and executive officers of Engility.

Q:	What will happen if I fail to vote or I abstain from voting?
A:	SAIC. If you are an SAIC stockholder, abstentions have the effect of a vote against the stock issuance proposal and, if necessary, the adjournment proposal. Broker “non-votes” have no effect on the outcome of the stock issuance proposal or any adjournment proposal. Shares of common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted “FOR” each proposal. Your failure to cast a vote will also make it more difficult to meet the quorum requirement with respect to organizing the meeting, and your failure to cast a vote or your abstention from voting will make it more difficult to meet the quorum requirement with respect to the SAIC stock issuance proposal.

Engility. If you are an Engility stockholder and fail to vote, fail to instruct your broker or nominee to vote, or abstain from voting, it will have the same effect as a vote against the Engility merger proposal. For purposes of the Engility compensation proposal and the Engility adjournment proposal, a failure to vote, failure to instruct, or abstention from voting will have no effect on the approval of the proposal (provided that a quorum exists).

Q:	What constitutes a quorum?
A:	SAIC. Stockholders who hold a majority of the total number shares of SAIC common stock issued and outstanding as of the close of business on the record date must be present or represented by proxy to constitute a quorum to conduct the SAIC special meeting, and stockholders holding a majority of the votes entitled to be cast with respect to the proposal to issue SAIC common stock in connection with the merger must be present or represented by proxy to constitute a quorum with respect to such proposal. All shares of SAIC common stock represented at the SAIC special meeting, including abstentions and broker non-votes (shares held by a broker or nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum to conduct the SAIC special meeting, but abstentions and broker non-votes will be treated as not present for purposes of determining the presence or absence of a quorum with respect to the proposal to issue SAIC common stock in connection with the merger.

Engility. Stockholders who hold a majority of the total number of shares of Engility common stock issued and outstanding as of the close of business on the record date must be present or represented by proxy to constitute a quorum to conduct the Engility special meeting. All shares of Engility common stock represented at the Engility special meeting, including abstentions and broker non-votes (shares held by a broker or nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum to conduct the Engility special meeting, but abstentions and broker non-votes will be treated as not present for purposes of determining the presence or absence of a quorum with respect to the Engility merger proposal.

Q:	What is the difference between a stockholder of record and a “street name” holder?
A:	If your shares are registered directly in your name, you are considered the stockholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, then the broker, bank, trust company or other nominee is considered to be the stockholder of record with respect to those shares, while you are considered the beneficial owner of those shares. In the latter case, your shares are said to be held in “street name.”
Q:	If I am a beneficial owner of shares held in street name, how do I vote?
A:	If you are not a stockholder of record but instead hold your shares in a stock brokerage account, or if your shares are held by a bank, trust company or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. If you are an SAIC stockholder but not a stockholder of record and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the SAIC stock issuance proposal or any adjournment proposal, which will have no effect on the vote on this proposal, assuming a quorum is present. If you are an Engility stockholder but not a stockholder of record and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the Engility merger proposal and, assuming a quorum is present, will have no effect on the Engility compensation proposal or the Engility adjournment proposal.

Please follow the voting instructions provided by your broker or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to SAIC or Engility or by voting in person at your special meeting. Further, brokers who hold shares of SAIC common stock or Engility common stock on behalf of their customers may not give a proxy to SAIC or Engility to vote those shares without specific instructions from their customers.

Q:	What will happen if I return my proxy card without indicating how to vote?
A:	If you are a stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the SAIC common stock or Engility common stock represented by your proxy will be voted in favor of that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?
A:	Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of four ways:
•	you can send a signed notice of revocation;
•	you can grant a new, valid proxy bearing a later date;
•	you can vote again by telephone or the Internet at a later time; or
•	if you are a holder of record, you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of SAIC or Secretary of Engility, as applicable, no later than the beginning of the applicable special meeting. If your shares are held in street name by your broker or nominee, you should contact them to change your vote. If your shares are held through an SAIC or Engility retirement plan, you should contact the trustee for the plan to change your vote.

Q:	What happens if I am an Engility stockholder who sells my shares of Engility common stock before the Engility special meeting?
A:	The record date for the Engility special meeting is earlier than the Engility special meeting. If you transfer your shares of Engility common stock after the Engility record date but before the Engility special meeting, you will retain your right to vote at the Engility special meeting, but will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through the effective time of the merger.
Q:	What happens if I am an SAIC stockholder who sells my shares of SAIC common stock before the SAIC special meeting?
A:	The record date for the SAIC special meeting is earlier than the SAIC special meeting. If you transfer your shares of SAIC common stock after the SAIC record date but before the SAIC special meeting, you will retain your right to vote at the SAIC special meeting.
Q:	What will happen to my Engility Equity Award at the time of the merger?
A:	Treatment of Restricted Stock Unit Awards. At the effective time, each outstanding Engility restricted stock unit, whether vested or unvested, will be converted into a restricted stock unit for a number of whole shares of SAIC common stock (rounded up to the nearest whole share) equal to the product of (a) the number of shares of Engility common stock subject to such award and (b) 0.450, subject to the same terms and conditions, including vesting, as were applicable to such awards prior to the merger.

Treatment of Performance Stock Unit Awards. At the effective time, each outstanding Engility performance stock unit will be converted into a time-based vesting restricted stock unit for a number of whole shares of SAIC common stock (rounded up to the nearest whole share) equal to the product of (a) the number of shares of Engility common stock subject to such award determined based on (x) target performance (if the effective time occurs on or prior to December 31, 2018) or (y) actual performance measured on the effective time (or December 31, 2018 if determined by the compensation committee of Engility) if more than twelve months have elapsed from the beginning of the performance period of the applicable performance stock units to the effective time, and (b) the exchange ratio, subject to vesting based on continued service until the third anniversary of the grant date of the Engility performance stock unit, and other terms and conditions, including vesting acceleration terms, as were applicable to such awards prior to the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of Engility common stock?
A:	It is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the Code). If the merger qualifies for such intended tax treatment, a U.S. holder of Engility common stock generally will not recognize any gain or loss for U.S. income tax purposes upon the exchange of such holder’s shares of Engility common stock for shares of SAIC common stock in the merger, except that such holder of Engility common stock generally may recognize gain or loss with respect to cash received in lieu of a fractional share of SAIC common stock.

As further described in the section entitled “The Merger Agreement—Conditions to Completion of the Merger”, Engility’s obligation to effect the merger is subject to the satisfaction, or waiver by Engility, at or prior to the effective time of the merger, of the condition that Engility receive a written tax opinion from Weil, Gotshal & Manges LLP, legal counsel to Engility, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that Weil, Gotshal & Manges LLP does not render such tax opinion, and Engility does not otherwise waive this condition, the condition may be satisfied if Morrison & Foerster LLP, legal counsel to SAIC, renders such tax opinion.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 124 for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	When do you expect the merger to be completed?
A:	Engility and SAIC intend to complete the merger as soon as reasonably practicable and currently anticipate the closing of the merger to occur by the end of SAIC’s fiscal fourth quarter ending February 1, 2019, following the satisfaction of all the conditions to closing. However, the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions and it is possible that factors outside the control of Engility and SAIC could result in the merger being completed at a later time or not at all. There can be no assurances as to when or if the merger will close. See “The Merger Agreement—Conditions to Completion of the Merger.”
Q:	What do I need to do now?
A:	You should carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes.

In order for your shares to be represented at your special meeting:

•	you can attend your special meeting in person;
•	you can vote through the Internet or by telephone by following the instructions included on your proxy or voting instruction card; or
•	you can indicate on the enclosed proxy or voting instruction card how you would like to vote and return the card in the accompanying pre-addressed postage paid envelope.
Q:	Do I need to do anything with my Engility common stock certificates now?
A:	No. After the merger is completed, if you held certificates representing shares of Engility common stock prior to the merger, SAIC’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Engility common stock for the merger consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, an Engility stockholder will receive the merger consideration. The shares of SAIC common stock you receive in the merger will be issued in book-entry form.

If you are an SAIC stockholder, you are not required to take any action with respect to your SAIC stock certificates.

Q:	Do I need identification to attend the SAIC or Engility meeting in person?
A:	Yes. Please bring proper identification, together with proof that you are a record owner of SAIC or Engility stock. If your shares are held in street name or through an SAIC or Engility retirement plan, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned shares of SAIC or Engility stock, as applicable, on the record date.
Q:	Why are Engility stockholders being asked to cast an advisory (non-binding) vote to approve the Engility compensation proposal?
A:	The Exchange Act and applicable SEC rules thereunder require Engility to seek an advisory (non-binding) vote with respect to certain payments that could become payable to its named executive officers in connection with the merger.
Q:	What will happen if the Engility stockholders do not approve the Engility compensation proposal at the Engility special meeting?
A:	Approval of the Engility compensation proposal is not a condition to the completion of the merger. The vote with respect to the Engility compensation proposal is an advisory vote and will not be binding on either SAIC or Engility. Therefore, if the other requisite stockholder approvals are obtained and the merger is completed, the amounts payable under the Engility compensation proposal will continue to be payable to Engility’s named executive officers in accordance with the terms and conditions of the applicable agreements.
Q:	Are stockholders entitled to appraisal rights?
A:	Under Delaware law, the Engility stockholders are not entitled to appraisal rights in connection with the Engility merger proposal.

Under Delaware law, the SAIC stockholders are not entitled to appraisal rights in connection with the SAIC stock issuance proposal.

Q:	Who can help answer my questions?
A:	SAIC stockholders or Engility stockholders who have questions about the merger or the other matters to be voted on at the special meetings or desire additional copies of this joint proxy statement/prospectus or additional proxy or voting instruction cards should contact:
if you are an SAIC stockholder:	if you are an Engility stockholder:

Georgeson LLC 1290 Avenue of the Americas, 9th Floor New York, NY 10104 Telephone (Toll-Free): (888) 658-3624 International Callers: (781) 575-2137	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Banks and Brokers Call: (212) 269-5550 (collect) All Others Call: (800) 967-7510 (toll-free)

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that is important to you. SAIC and Engility urge you to read carefully the remainder of this joint proxy statement/prospectus, including the attached annexes, and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the merger and the related matters being considered at the applicable special meeting. See also the section entitled “Where You Can Find More Information” on page 156. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

SAIC (See page 33)

Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190
(703) 676-4300

SAIC is a leading provider of technical, engineering and enterprise information technology (IT) services primarily to the U.S. government. SAIC provides engineering, systems integration and information technology offerings for large, complex government projects and offer a broad range of services with a targeted emphasis on higher-end, differentiated technology services. SAIC’s end-to-end enterprise IT offerings span the entire spectrum of its customers' IT infrastructure. SAIC commenced operations on September 27, 2013 following completion of a spin-off transaction from its former parent, Leidos Holdings, Inc. In May 2015 SAIC completed the acquisition of privately held Scitor Holdings, Inc., a leading provider of services to the intelligence community, which enabled SAIC to gain sufficient scale to competitively pursue opportunities within the intelligence community.

SAIC’s business has a long and successful history, tracing its roots to the earliest days of its former parent, Leidos Holdings, Inc., which was founded in 1969 as a scientific research and engineering firm. The U.S. federal government agencies SAIC serves include all branches of the U.S. military (Army, Air Force, Navy, Marines and Coast Guard), U.S. Defense Logistics Agency, National Aeronautics and Space Administration (NASA), U.S. Department of State, and U.S. Department of Homeland Security (DHS). SAIC’s long-standing customer relationships have enabled it to achieve an in-depth understanding of its customers’ missions and provide differentiated service offerings to meet its customers’ most complex requirements. SAIC’s offerings include: engineering; technology and equipment platform integration; maintenance of ground and maritime systems; logistics; training and simulation; operation and program support services; and end-to-end services spanning the design, development, integration, deployment, management and operations, sustainment and security of its customers’ entire IT infrastructure. SAIC serves its customers through approximately 1,300 active contracts and task orders. SAIC has more than 15,000 individuals that are led by an experienced executive team of proven industry leaders. Substantially all of our revenues and tangible long-lived assets are generated by or owned by entities located in the United States.

SAIC is organized as a matrix comprised of three customer facing operating segments supported by three market service line organizations. The three operating segments are responsible for customer relationships, business development and program management, and delivery and execution, while the market service line organizations manage our workforce and the development of SAIC’s offerings, solutions and capabilities. Each of SAIC’s three operating segments is focused on providing comprehensive technical, engineering and enterprise IT service offerings to one or more agencies of the U.S federal government. SAIC's operating segments are aggregated into one reportable segment for financial reporting purposes.

Raptors Merger Sub, Inc. (See page 34)

Raptors Merger Sub, Inc.
12010 Sunset Hills Road
Reston, VA 20190
(703) 676-4300

Raptors Merger Sub, Inc., a direct wholly owned subsidiary of SAIC, is a Delaware corporation formed on September 5, 2018 for the purpose of effecting the merger. Upon completion of the merger, merger sub will be merged with and into Engility with Engility surviving as a direct wholly owned subsidiary of SAIC.

Merger sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Engility (See page 34)

Engility Holdings, Inc.
4803 Stonecroft Boulevard
Chantilly, VA 20151
(703) 633-8300

Engility is a leading provider of integrated solutions and services, supporting U.S. government customers in the defense, federal civilian, intelligence and space communities. Engility offers a broad range of highly technical services, leveraging its strengths in systems engineering, cybersecurity, high performance computing, enterprise modernization, and training and mission operations to solve customers’ most difficult challenges. Engility is headquartered in Chantilly, Virginia, and maintains offices around the world.

Engility was formed as a result of its spin-off from L3 Technologies (formerly, L-3 Communications Holdings, Inc.) in July 2012. Engility has provided mission critical services to the U.S. government for more than 60 years. During the past five years, Engility completed two transformative acquisitions – Dynamics Research Corporation (DRC) in 2014 and TASC, Inc. (TASC) in 2015. These acquisitions enabled Engility to diversify its customer base and capabilities, add substantial scale to its business and increase its addressable market.

During 2017, Engility streamlined its operating structure around three business groups – Intelligence Solutions, Space and Mission Systems and Defense and Security – to improve customer intimacy, enhance employee collaboration, and drive efficiencies throughout the organization so Engility could further invest in growth-related activities. These groups serve a broad range of customers, including the U.S. Department of Defense (DoD), U.S. Department of Justice (DoJ), U.S. Department of State (DoS), Federal Aviation Administration (FAA), Department of Homeland Security (DHS), and space-related and intelligence community agencies, including the Central Intelligence Agency (CIA), the National Security Agency (NSA), the National Geospatial-Intelligence Agency (NGA), Defense Intelligence Agency (DIA), the National Reconnaissance Office (NRO), National Aeronautical and Space Administration (NASA) and U.S. Air Force Space Command (AFSPC).

Risk Factors

Before voting at the SAIC special meeting or the Engility special meeting, you should carefully consider all of the information contained in or as incorporated by reference into this joint proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page 25 of this joint proxy statement/prospectus.

The Merger and the Merger Agreement

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. SAIC and Engility encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section entitled “The Merger Agreement” beginning on page 100.

Effect of the Merger

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, merger sub will be merged with and into Engility, with Engility continuing as a direct wholly owned subsidiary of SAIC.

Merger Consideration

If the merger is completed, Engility stockholders will have the right to receive 0.450 of a share of SAIC common stock for each share of Engility common stock they own at closing, which we refer to as the exchange ratio, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger.

SAIC stockholders will not receive any merger consideration and will continue to hold their shares of SAIC common stock.

The value of the merger consideration that Engility stockholders receive will depend on the price per share of SAIC common stock at the effective time of the merger. That price will not be known at the time of the special meetings and may be more or less than the current price or the price at the time of the special meetings. This exchange ratio will not be adjusted for changes in the market price of either SAIC common stock or Engility common stock between the date of signing the merger agreement and completion of the merger.

Based on the closing price of SAIC common stock on the NYSE of $89.86 on September 7, 2018, the last trading day before public announcement of the transaction, the merger consideration represented approximately $40.44 of aggregate value for each share of Engility common stock. Based on the SAIC closing price of $69.52 on November 29, 2018, the latest practicable date before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $31.28 of aggregate value for each share of Engility common stock.

Treatment of Engility Equity Awards (See page 111)

Treatment of Restricted Stock Unit Awards. At the effective time, each outstanding Engility restricted stock unit, whether vested or unvested, will be converted into a restricted stock unit for a number of whole shares of SAIC common stock (rounded to the nearest whole share) equal to the product of (a) the number of shares of Engility common stock subject to such award and (b) the SAIC equity award exchange ratio, subject to the same terms and conditions, including vesting, as were applicable to such awards prior to the merger.

Treatment of Performance Stock Unit Awards. At the effective time, each outstanding Engility performance stock unit will be converted into a time-based vesting restricted stock unit for a number of whole shares of SAIC common stock (rounded up to the nearest whole share) equal to the product of (a) the number of shares of Engility common stock subject to such award determined based on (x) target performance (if the effective time occurs on or prior to December 31, 2018) or (y) actual performance measured on the effective time (or December 31, 2018 if determined by the compensation committee of Engility) if more than twelve months have elapsed from the beginning of the performance period of the applicable performance stock units to the effective time, and (b) the exchange ratio, subject to vesting based on continued service until the third anniversary of the grant date of the Engility performance stock unit, and other terms and conditions, including vesting acceleration terms, as were applicable to such awards prior to the merger.

Material U.S. Federal Income Tax Consequences of the Merger (See page 124)

It is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger qualifies for such intended tax treatment, a U.S. holder of Engility common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such holder’s shares of Engility common stock for shares of SAIC common stock in the merger, except that such holder of Engility common stock generally may recognize gain or loss with respect to cash received in lieu of a fractional share of SAIC common stock.

As further described in the section entitled “The Merger Agreement—Conditions to Completion of the Merger”, Engility’s obligation to effect the merger is subject to the satisfaction, or waiver by Engility, at or prior to the effective time of the merger, of the condition that Engility receive a written tax opinion from Weil, Gotshal & Manges LLP, legal counsel to Engility, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that Weil, Gotshal & Manges LLP does not render such tax opinion, and Engility does not otherwise waive this condition, the condition may be satisfied if Morrison & Foerster LLP, legal counsel to SAIC, renders such tax opinion.

The discussion of U.S. federal income tax consequences of the merger contained in this proxy statement/prospectus is intended to provide only a general summary and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. The discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the effects of any non-U.S., state or local tax laws.

For a more complete discussion of the material U.S. federal income tax consequences of the merger, please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences”.

The tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the merger, including the effects of U.S. federal, state or local, non-U.S. and other tax laws.

Recommendations of the SAIC Board (See page 52)

After careful consideration, the SAIC Board, on September 9, 2018, unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the SAIC stock issuance, are in the best interests of SAIC and its stockholders. For the factors considered by the SAIC Board in reaching its decision to approve the merger agreement, see the section entitled “The Merger and the Stock Issuance—SAIC’s Reasons for the Merger; Recommendation of the Stock Issuance by the SAIC Board” beginning on page 52. The SAIC Board unanimously recommends that the SAIC stockholders vote “FOR” the proposal to issue shares of SAIC common stock in connection with the merger.

Recommendation of the Engility Board (See page 53)

After careful consideration, the Engility Board, on September 9, 2018, unanimously approved and adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Engility and its stockholders. For the factors considered by the Engility Board in reaching its decision to approve and adopt the merger agreement, see the section entitled “The Merger and the Stock Issuance—Engility’s Reasons for the Merger; Recommendation of the Merger by the Engility Board” beginning on page 53 of this joint proxy statement/prospectus. The Engility Board unanimously recommends that the Engility stockholders vote “FOR” the Engility merger proposal.

Opinions of SAIC’s Financial Advisors (See page 57)

Opinion of Citigroup Global Markets Inc.

In connection with the merger, SAIC’s financial advisor, Citigroup Global Markets Inc., which we refer to as Citi, rendered an oral opinion to the SAIC Board at its September 9, 2018 meeting as to the fairness, from a financial point of view and as of the date of the opinion, to SAIC of the exchange ratio, which was confirmed by delivery of a written opinion dated September 9, 2018. The full text of Citi’s written opinion, dated September 9, 2018, which describes the assumptions made, procedures followed, matters considered, and limitations and qualifications on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the SAIC Board (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view to SAIC and did not address any other terms, aspects or implications of the merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of SAIC to effect the merger, the relative merits of the merger as compared to any alternative business strategies or transactions that might exist for SAIC or the effect of or on any other transaction which SAIC might engage. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger or any related matter.

For a description of the opinion that the SAIC Board received from Citi, see the section entitled “The Merger and the Stock Issuance—Opinions of SAIC’s Financial Advisors—Opinion of Citi” beginning on page 57.

Opinion of Stone Key

In connection with the merger, Stone Key Partners LLC and Stone Key Securities LLC, which we refer to as Stone Key, financial advisor to SAIC, delivered to the SAIC Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated September 9, 2018, to the effect that, as of the date of the opinion and based on and subject to the assumptions, qualifications and limitations set forth in the written opinion, the exchange ratio was fair, from a financial point of view, to SAIC.

The full text of Stone Key’s written opinion, which describes, among other things, the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken by Stone Key, is attached as Annex B to this document. The Stone Key opinion is subject to the assumptions, limitations, qualifications and other conditions contained in the opinion and is necessarily based on economic, market and other conditions and the information made available to Stone Key as of the date of the Stone Key opinion. Stone Key has no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the rendering of the opinion. The summary of Stone Key’s opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Stone Key provided its opinion to the SAIC Board (solely in its capacity as such) for the benefit and use of the SAIC Board in connection with its consideration of the exchange ratio from a financial point of view. Stone Key’s opinion does not address any other term or aspect of the merger and no opinion or view was expressed as to the relative merits of the merger as compared to any alternative business or financial strategies that might exist for SAIC, the financing of the merger or the effects of any other transaction in which SAIC might engage or as to the underlying business decision of SAIC to pursue the merger. Stone Key’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder of SAIC as to how to vote or act in connection with the proposed merger or any other matter.

For a more complete description of the opinion that the SAIC Board received from Stone Key, see the section entitled “The Merger and the Stock Issuance—Opinions of SAIC’s Financial Advisors—Opinion of Stone Key” beginning on page 64.

Opinion of Engility’s Financial Advisor (See page 72)

Opinion of Guggenheim Securities

Engility retained Guggenheim Securities, LLC (which we refer to as Guggenheim Securities) as its financial advisor in connection with the potential sale of, or another extraordinary corporate transaction with or involving, Engility. Guggenheim Securities delivered an opinion to Engility’s board of directors to the effect that, as of September 9, 2018, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the exchange ratio in connection with the merger was fair, from a financial point of view, to the stockholders of Engility. The full text of Guggenheim Securities’ written opinion, which is attached as Annex E to this joint proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.

Guggenheim Securities’ opinion was provided to Engility’s board of directors (in its capacity as such) for its information and assistance in connection with its evaluation of the exchange ratio. Guggenheim Securities’ opinion and any materials provided in connection therewith did not constitute a recommendation to Engility’s board of directors with respect to the merger, nor does Guggenheim Securities’ opinion constitute advice or a recommendation to any holder of Engility or SAIC common stock as to how to vote or act in connection with the merger or otherwise. Guggenheim Securities’ opinion does not address Engility’s underlying business or financial decision to pursue the merger, the relative merits of the merger as compared to any alternative business or financial strategies that might exist for Engility or the effects of any other transaction in which Engility might engage. Guggenheim Securities’ opinion addresses only the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio to the stockholders of Engility. Guggenheim Securities did not express any view or opinion as to (i) any other term, aspect or implication of (a) the merger (including, without limitation, the form or structure of the merger) or the merger agreement or (b) the voting agreement or any other agreement, transaction document or instrument contemplated by the merger agreement or the voting agreement or to be entered into or amended in connection with the merger or (ii) the fairness, financial or otherwise, of the merger to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Engility. Furthermore, Guggenheim Securities did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Engility’s or SAIC’s directors, officers or employees, or any class of such persons, in connection with the merger relative to the exchange ratio or otherwise.

For a description of the opinion that Engility’s board of directors received from Guggenheim Securities, see “The Merger — Opinion of Engility’s Financial Advisor” beginning on page 72.

Engility’s Executive Officers and Directors Have Financial Interests in the Merger That Differ from the Interests of Engility Stockholders (See page 85)

Certain members of the Engility Board and certain executive officers of Engility may be deemed to have financial interests in the merger that are in addition to, or different from, the interests of other Engility stockholders generally. The Engility Board was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that Engility stockholders approve and adopt the merger agreement. These interests include:

•	Accelerated vesting of equity awards upon certain terminations of employment or service;
•	Cash severance and other benefits upon certain terminations of employment or service within eighteen (18) months following the effective time of the Merger; and
•	Indemnification by the combined company for liabilities for acts or omissions occurring at or prior to the effective time of the Merger.

For additional details about these interests, see “Financial Interests of Engility Directors and Officers in the Merger” beginning on page 85.

Governance Matters After the Merger (See page 110)

At the effective time of the merger, SAIC shall cause its board of directors to consist of eleven members. SAIC shall appoint two individuals who are currently members of the Engility Board to serve on the board of directors of SAIC, to be mutually agreed upon by SAIC and Engility. SAIC and Engility have agreed that these directorships shall be filled by David M. Kerko and Katharina G. McFarland, each of whom is currently a director of Engility.

Following closing, Anthony Moraco is expected to continue in his current role as Chief Executive Officer of SAIC.

Regulatory Approvals Required for the Merger (See page 95)

As more fully described in this joint proxy statement/prospectus, the completion of the merger is subject to the expiration or earlier termination of the waiting period (and any extension thereof) applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act. The 30-day waiting period required by the HSR Act expired on October 22, 2018.

Litigation Related to the Merger (see page 98)

Following the initial filing of this joint proxy statement/prospectus on October 18, 2018, four lawsuits related to the merger were filed by SAIC and Engility stockholders, three of which are purported class actions. For additional details about these lawsuits, see “Litigation Related to the Merger” on page 98 of this joint proxy statement/prospectus.

Conditions to Completion of the Merger (See page 112)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approvals of SAIC stockholders and Engility stockholders, the expiration or early termination of the waiting period under the HSR Act, the absence of any law or order prohibiting the merger, the shares of SAIC common stock to be issued in connection with the merger having been approved for listing on the NYSE, the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, the correctness of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards), no material adverse effect having occurred with respect to SAIC or Engility, and the receipt of a legal opinion from Engility’s tax counsel regarding the qualification of the merger as a reorganization for U.S. federal income tax purposes.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (See page 114)

At any time before the effective time of the merger, whether before or after SAIC and Engility’s respective stockholder votes, either party may terminate the merger agreement:

•	by mutual written consent;
•	if the merger does not close on or before 5:00 p.m. New York City time on June 10, 2019 (such ability to terminate not available to a party who is the primary cause of such failure to close);
•	if any law or judgment permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable; or
•	for the other party’s breach of or failure to perform as obligated by the merger agreement (so long as the terminating party is itself not in breach and has not failed to perform as obligated by the merger agreement).

At any time before the effective time of the merger, either party may terminate the merger agreement:

•	if the Engility stockholder approval is not obtained; or
•	if the SAIC stockholder approval is not obtained.

If, prior to the time the SAIC stockholder approval is obtained, (i) SAIC effects a change in recommendation, (ii) SAIC fails to include the SAIC Board recommendation in this joint proxy statement/prospectus, or (iii) SAIC materially breaches or fails to perform the non-solicitation provisions of the merger agreement, then Engility may terminate the merger agreement.

If, prior to the time the Engility stockholder approval is obtained, (i) the Engility Board effects a change in recommendation, (ii) Engility fails to include the Engility Board recommendation in this joint proxy statement/prospectus, or (iii) Engility materially breaches or fails to perform the non-solicitation provisions of the merger agreement, then SAIC may terminate the merger agreement.

Expenses and Termination Fees (See page 115)

•	Engility is required to pay SAIC a termination fee of $50 million and to reimburse SAIC’s expenses in the amount of $10 million (less any SAIC expenses previously paid by Engility), if:
○	SAIC terminates the merger agreement due to Engility changing its recommendation to its stockholders to vote for the proposal to adopt and approve the merger agreement; or
○	The merger agreement is terminated at the time an acquisition proposal exists (and has not been withdrawn), and Engility enters into a definitive agreement to consummate an acquisition proposal within 12 months of such termination. The termination payment will be made upon the consummation of such acquisition.
•	If the merger agreement is terminated due to failure to obtain the Engility stockholder approval in accordance with the terms of the merger agreement, Engility will pay SAIC $10 million within 2 business days following such termination.
•	SAIC is required to pay Engility a termination fee of $100 million and to reimburse Engility’s expenses in the amount of $10 million (less any Engility expenses previously paid by SAIC), if:
○	Engility terminates the merger agreement due to SAIC changing its recommendation to its stockholders to vote for the proposal to issue shares of SAIC common stock to Engility stockholders in connection with the merger; or
○	The merger agreement is terminated at the time an acquisition proposal which does not require, as a condition to the consummation of such acquisition, that this merger be consummated, exists (and has not been withdrawn), and SAIC enters into a definitive agreement within 12 months of such termination. The termination payment will be made upon the consummation of such acquisition.
•	If the merger agreement is terminated due to failure to obtain SAIC stockholder approval in accordance with the terms of the merger agreement, SAIC is required to pay Engility $10 million within 2 business days following such termination.

Accounting Treatment (See page 127)

SAIC prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP. The merger will be accounted for by applying the acquisition method with SAIC treated as the acquirer. Please see the section entitled “Accounting Treatment” on page 127 of this joint proxy statement/prospectus.

Appraisal Rights (See page 153)

Under Delaware law, the holders of Engility common stock are not entitled to appraisal rights in connection with the Engility merger proposal.

Under Delaware law, the holders of SAIC common stock are not entitled to appraisal rights in connection with the SAIC stock issuance proposal.

The SAIC Special Meeting

The SAIC special meeting will be held at 12010 Sunset Hills Road, Reston, Virginia 20190 at 9:00 a.m., local time, on January 11, 2019. At the SAIC special meeting, SAIC stockholders will be asked to approve:

•	the SAIC stock issuance proposal; and
•	if necessary, the SAIC adjournment proposal.

You may vote at the SAIC special meeting if you owned shares of SAIC common stock at the close of business on November 29, 2018. You may cast one vote for each share of common stock of SAIC that you owned on the record date. On that date, there were 42,368,119 shares of common stock of SAIC outstanding and entitled to vote.

Approval of the SAIC stock issuance proposal requires the approval by affirmative vote of a majority in voting interest of the holders of SAIC common stock present in person or by proxy entitled to vote on such matters at the SAIC special meeting (provided that a quorum exists). Approval of the SAIC adjournment proposal requires approval by the affirmative vote of a majority of the votes cast on such matter at such meeting (provided that a quorum exists).

On the record date, less than 2% of the outstanding shares of SAIC common stock were held by SAIC directors and executive officers and their affiliates. SAIC currently expects that SAIC’s directors and executive officers will vote their shares in favor of the issuance of SAIC common stock in the merger.

The Engility Special Meeting

The Engility special meeting will be held at 4803 Stonecroft Boulevard, Chantilly, Virginia 20151, at 9:00 a.m., local time, on January 11, 2019. At the Engility special meeting, Engility stockholders will be asked:

•	to consider and vote on the Engility merger proposal;
•	to consider and vote on the Engility compensation proposal; and
•	if necessary, to consider and vote on the Engility adjournment proposal.

You may vote at the Engility special meeting if you owned shares of Engility common stock at the close of business on November 29, 2018, the record date. As of the close of business on the record date, there were shares of common stock of Engility outstanding and entitled to vote. You may cast one vote for each share of Engility common stock that you owned on the record date.

Completion of the merger is conditioned on the approval of the Engility merger proposal. Approval of the Engility merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Engility common stock entitled to vote at the Engility special meeting. Approval of the Engility adjournment proposal and the Engility compensation proposal each requires the affirmative vote of holders of a majority of votes cast on such matter at the Engility special meeting by holders of Engility common stock (provided that a quorum exists).

On the record date for the Engility special meeting, the directors and executive officers of Engility and their affiliates owned and were entitled to vote 195,008 shares of Engility’s common stock, representing less than 1% of the outstanding Engility common stock. Engility currently expects that Engility’s directors and executive officers will vote their shares in favor of the Engility merger proposal, the Engility compensation proposal and the Engility adjournment proposal.

Birch entered into the voting agreement with SAIC and Engility and, for purposes of certain sections thereof, certain investment funds affiliated with KKR and certain investment funds affiliated with GA. Birch owns 17,920,892 covered shares (or approximately 48.48% of the total outstanding shares, of Engility common stock as of September 5, 2018). Subject to the terms and conditions set forth in the voting agreement, Birch has agreed, among other things, to vote the covered shares in favor of the adoption of the merger agreement to fullest extent Birch is permitted to do so under the stockholders agreement. Pursuant to the stockholders agreement, Birch is entitled to vote 30% of the total outstanding shares of Engility common stock in favor of the adoption of the merger agreement. In addition, under the stockholders agreement, Birch is obligated to vote its shares of Engility common stock in excess of 30% of the total outstanding shares of Engility common stock in the same manner as, and in the same proportion to, all shares of Engility common stock voted by holders of Engility common stock (excluding those votes of Birch that represent up to 30% of all issued and outstanding shares of Engility common stock).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SAIC

The following tables set forth selected consolidated financial information for SAIC. The selected statement of income data for the six months ended August 3, 2018 and August 4, 2017 and the selected balance sheet data as of August 3, 2018 and August 4, 2017 have been derived from SAIC’s unaudited consolidated financial statements. In the opinion of SAIC’s management, all adjustments considered necessary for a fair presentation of the interim financial information have been included. The selected statement of income data for each of the five preceding fiscal years, and the selected balance sheet data as of the end of each corresponding fiscal year have been derived from SAIC’s consolidated financial statements that were audited by Deloitte & Touche LLP. The following information should be read together with SAIC’s consolidated financial statements, the notes related thereto and management’s related reports on SAIC’s financial condition and performance, all of which are contained in SAIC’s Annual Report on Form 10-K for the year ended February 2, 2018 and in subsequent reports filed with the SEC, which are incorporated herein by reference. See “Where You Can Find More Information” on page 156 of this joint proxy statement/prospectus. The operating results for the six months ended August 3, 2018 are not necessarily indicative of the results to be expected for the entire year ending February 1, 2019.

(In millions, except per share amounts)	Six Months Ended		Year Ended
	August 3, 2018	August 4, 2017	February 2, 2018	February 3, 2017[1]	January 29, 2016[2]	January 30, 2015	January 31, 2014[3]
	(Unaudited)
Selected Statement of Income Data
Revenues	$2,290	$2,181	$4,454	$4,442	$4,315	$3,885	$4,121
Operating income	$140	$122	$256	$263	$227	$240	$183
Net income	$98	$85	$179	$143	$117	$141	$113
Earnings per share
Basic	$2.31	$1.95	$4.13	$3.21	$2.55	$3.01	$2.33
Diluted	$2.26	$1.88	$4.02	$3.12	$2.47	$2.91	$2.27
Cash dividend per share	$0.62	$0.62	$1.24	$1.24	$1.21	$1.12	$0.56
(In millions)	August 3, 2018	August 4, 2017	February 2, 2018	February 3, 2017	January 29, 2016	January 30, 2015	January 31, 2014
	(Unaudited)
Selected Balance Sheet Data
Total assets	2,060	2,019	2,073	2,042	2,122	1,389	1,442
Long-term debt, including current portion	1,008	1,064	1,024	1,047	1,070	486	498
Other long-term liabilities and deferred income taxes	72	54	68	48	41	38	31

[1]	Fiscal 2017 amounts have been restated to adjust for the impacts from the correction of fiscal 2017 revenues as described in Note 1 of the notes to the consolidated financial statements contained within SAIC’s most recent annual report filed on Form 10-K.
[2]	On May 4, 2015, SAIC acquired 100% of privately held Scitor Holdings, Inc. (Scitor) and the consolidated statement of income data includes the results of operations of Scitor subsequent to the acquisition.
[3]	SAIC commenced operations on September 27, 2013, following completion of a spin-off transaction from its former parent, Leidos Holdings, Inc, which we refer to as “former parent.” For fiscal year 2014, SAIC’s combined results consist of the results of the technical, engineering, and enterprise information technology services businesses of former parent through separation and SAIC’s operating results subsequent to separation.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ENGILITY

The following tables set forth selected consolidated financial information for Engility. The selected statement of operations data for the nine months ended September 28, 2018 and September 29, 2017 and the selected balance sheet data as of September 28, 2018 and September 29, 2017 have been derived from Engility’s unaudited consolidated financial statements. In the opinion of Engility’s management, all adjustments considered necessary for a fair presentation of the interim financial information have been included. The selected statement of operations data for each of the fiscal years in the three-year period ended December 31, 2017 and the selected balance sheet data for each corresponding fiscal year have been derived from Engility’s consolidated financial statements that were audited by PricewaterhouseCoopers LLP. The selected statement of operations data for each of the fiscal years in the two-year period ended December 31, 2014 and the selected balance sheet data for each corresponding fiscal year have been derived from Engility’s consolidated financial statements that have been subsequently updated to reflect the retrospective adoption of Accounting Standards Update 2015-03, for which an updated audit report has not been issued. The following information should be read together with Engility’s consolidated financial statements, the notes related thereto and management’s related reports on Engility’s financial condition and performance, all of which are contained in Engility’s Annual Report on Form 10-K for the year ended December 31, 2017 and in subsequent reports filed with the SEC, which are incorporated herein by reference. See “Where You Can Find More Information” on page 156 of this joint proxy statement/prospectus. The operating results for the nine months ended September 28, 2018 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2018.

(In millions, except per share amounts)	Nine Months Ended		Year Ended
	September 28, 2018	September 29, 2017	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
	(Unaudited)
Selected Statement of Operations Data
Revenue	$1,436	$1,467	$1,932	$2,076	$2,086	$1,367	$1,407
Operating income (loss)	$90	$104	$127	$122	$(189)	$83	$108
Net income (loss) attributable to Engility	$23	$24	$(35)	$(11)	$(235)	$35	$50
Earnings (loss) per share attributable to Engility
Basic	$0.61	$0.66	$(0.96)	$(0.29)	$(7.02)	$2.07	$2.94
Diluted	$0.60	$0.65	$(0.96)	$(0.29)	$(7.02)	$1.97	$2.81
Cash dividends declared per common share	$—	$—	$—	$—	$11.43 [1]	$—	$—
(In millions)	September 28, 2018	September 29, 2017	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
	(Unaudited)
Selected Balance Sheet Data
Working Capital	$100	$106	$103	$112	$128	$86	$142
Goodwill	1,071	1,078	1,071	1,078	1,093	645	478
Total assets	1,965	2,130	2,026	2,199	2,254	1,117	924
Long-term debt	872	960	939	1,040	1,094	274	181
Total equity	708	732	676	705	706	477	443
1	A special cash dividend of $11.434 per share of Engility common stock was declared in connection with the acquisition of TASC, Inc.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows summary unaudited pro forma condensed combined financial information about the combined financial condition and operating results of SAIC and Engility after giving effect to the merger. The unaudited pro forma financial information assumes that the merger is accounted for by applying the acquisition method with SAIC treated as the acquirer. The unaudited pro forma condensed combined balance sheet data gives effect to the merger as if it had occurred on August 3, 2018. The unaudited pro forma condensed combined statement of income data gives effect to the merger as if it had occurred on February 4, 2017. The summary unaudited selected pro forma condensed combined financial information listed below has been derived from and should be read in conjunction with (i) the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus and (ii) the consolidated financial statements and the related notes of both SAIC and Engility, each incorporated herein by reference. See “Unaudited Pro Forma Condensed, Consolidated and Combined Financial Information” on page 128 and “Where You Can Find More Information” on page 156 of this proxy statement/prospectus.

SAIC and Engility have different fiscal years. SAIC utilizes a 52/53 week fiscal year ending on the Friday closest to January 31, with fiscal quarters typically consisting of 13 weeks. SAIC’s fiscal year 2018 began on February 4, 2017 and ended on February 2, 2018, with its first six months in the current fiscal year ending on August 3, 2018. Engility’s fiscal year begins on January 1 and ends on December 31 each year, with its first six months in the current fiscal year ending on June 29, 2018. The unaudited pro forma condensed combined balance sheet and statements of income have been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 Regulation S-X.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of the combined company’s future operating results or financial position. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary allocation of the pro forma aggregate consideration reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary materially from the definitive allocation of the final aggregate consideration that will be recorded subsequent to completion of the merger. The determination of the final aggregate consideration will be based on the number of shares of Engility common stock outstanding and SAIC’s stock price at closing. For additional information on the limitations of this information, see “Risk Factors—Risk Factors Relating to SAIC Following the Merger—Other Risks—The historical and unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus may not be representative of SAIC’s results after the merger, and accordingly, you have limited financial information on which to evaluate the combined company” on page 31 of this proxy statement/prospectus.

	Six Months Ended August 3, 2018	Year Ended February 2, 2018
	(Unaudited)
	(In millions, except per share amounts)
Pro Forma Statement of Income Data
Revenues	$3,239	$6,352
Operating income	$186	$347
Net income attributable to common Stockholders	$114	$141
Basic earnings per share	$1.92	$2.34
Diluted earnings per share	$1.89	$2.29
August 3, 2018
(Unaudited)
(In millions)
Pro Forma Summary Balance Sheet Data
Total assets	$4,610
Long-term debt and capital lease obligations, including current portion	$2,051
Other long-term liabilities	$153

Unaudited Equivalent and Comparative Per Share Data

The following table sets forth, for the six months ended August 3, 2018 and the fiscal year ended February 2, 2018, selected per share information for SAIC common stock on a historical and unaudited pro forma combined basis. The table also sets forth, for the six months ended June 29, 2018 and the fiscal year ended December 31, 2017, selected per share information for Engility common stock on a historical and pro forma equivalent basis. As SAIC is the accounting acquiror and has not yet reported results for the third quarter of its fiscal year 2019, the pro forma information below does not reflect the third quarter results of either company. Except for the historical information as of and for the year ended February 2, 2018 (for SAIC) and December 31, 2017 (for Engility), the information in the table is unaudited. You should read the table below together with the historical consolidated financial statements and related notes of SAIC and Engility contained in their respective Annual Reports on Form 10-K for the year ended February 2, 2018 (for SAIC) and December 31, 2017 (for Engility) and Quarterly Reports on Form 10-Q for the quarters ended May 4, 2018 and August 3, 2018 (for SAIC) and March 30, 2018 and June 29, 2018 (for Engility), all of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 156.

The SAIC pro forma combined earnings per share were calculated using the methodology described below under the heading “Unaudited Pro Forma Condensed Combined Financial Information,” and is subject to all the assumptions, adjustments and limitations described thereunder. The SAIC pro forma combined cash dividends per common share represent SAIC’s historical cash dividends per common share. The SAIC pro forma combined book value per share was calculated by dividing total combined SAIC and Engility common stockholders’ equity by pro forma equivalent common shares. The Engility pro forma equivalent per common share amounts were calculated by multiplying the SAIC pro forma combined per share information by the exchange ratio of 0.450.

	SAIC			Engility[1]
	Historical	Pro Forma Combined		Historical	Pro Forma Equivalent
Basic earnings (loss) per common share
Six months ended (August 3, 2018 for SAIC; June 29, 2018 for Engility)	$2.31		$1.92	$0.50		$0.86
Year ended (February 2, 2018 for SAIC; December 31, 2017 for Engility)	$4.13		$2.34	$(0.96)		$1.05
Diluted earnings (loss) per common share
Six months ended (August 3, 2018 for SAIC; June 29, 2018 for Engility)	$2.26		$1.89	$0.49		$0.85
Year ended (February 2, 2018 for SAIC; December 31, 2017 for Engility	$4.02		$2.29	$(0.96)		$1.03
Cash dividends declared per common share
Six months ended (August 3, 2018 for SAIC; June 29, 2018 for Engility)	$0.62		$0.62	$—		$0.28
Year ended (February 2, 2018 for SAIC; December 31, 2017 for Engility)	$1.24		$1.24	$—		$0.56
Book value per common share
As of six months ended (August 3, 2018 for SAIC; June 29, 2018 for Engility)	$8.53		$24.02	$18.69		$10.81
As of year ended (February 2, 2018 for SAIC; December 31, 2017 for Engility)[2]	$7.60	$	N/A	$18.07	$	N/A
1	For Engility’s nine months ended September 28, 2018, the selected per share information was as follows: (i) basic earnings per common share $0.61; (ii) diluted earnings per common share $0.60; (iii) cash dividends declared per common share was not applicable as no dividend was declared; and (iv) book value per common share $18.90.
2	Pro forma combined and equivalent values N/A, as pro forma balance sheet for the year end period is not presented.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain certain forecasts and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, competitive positions, growth opportunities, plans and objectives of the management of each of SAIC, Engility and, following the merger, the combined company, the merger and the markets for SAIC and Engility common stock and various other matters. Statements in this joint proxy statement/prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act, and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements are based upon the judgment and assumptions of SAIC and Engility or, following the merger, the combined company as of the date of such statements concerning future developments and events, many of which are beyond their control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect.

Forward-looking statements are found at various places throughout this joint proxy statement/prospectus, including in the sections entitled “The Merger and the Stock Issuance—Certain Forecasts Prepared by SAIC,” “The Merger and the Stock Issuance—Certain Forecasts Prepared by Engility” and “Risk Factors.” Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in SAIC’s and Engility’s filings with the SEC, including their respective Annual Reports on Form 10-K for the years ended February 2, 2018 and December 31, 2017, as updated by subsequent Quarterly Reports on Form 10-Q. These important factors also include those set forth under “Risk Factors” in this joint proxy statement/prospectus as well as, among others, risks and uncertainties relating to:

•	the possibility that the transaction will not close or that the closing may be delayed;
•	the reaction of customers to the transaction;
•	general economic conditions;
•	the possibility that SAIC or Engility may be unable to obtain stockholder approval as required for the transaction or that the other conditions to the closing of the transaction may not be satisfied;
•	the transaction may involve unexpected costs, liabilities or delays;
•	risks that the transaction disrupts current plans and operations of SAIC or Engility;
•	the ability to recognize the benefits of the transaction;
•	the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction;
•	the outcome of any legal proceedings related to the transaction;
•	uncertainty as to the long-term value of SAIC’s common stock;
•	changes in the future cash requirements of the combined company; or
•	the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.

Due to these risks and uncertainties, there can be no assurance that the proposed merger or any other transaction described herein will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for SAIC or Engility to identify all such factors nor can SAIC or Engility predict the impact of each such factor on the proposed transaction or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, SAIC and Engility undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or otherwise. Furthermore, any information about the intentions of SAIC, Engility or, following the merger, the combined company contained in any of their respective forward-looking statements reflect their intentions as of the date of such forward-looking statements, and are based upon, among other things, existing regulatory, technological, industry, competitive, economic and market conditions, and their assumptions as of such date. SAIC, Engility or, following the merger, the combined company may change their intentions, strategies or plans at any time and without notice, based upon any changes in such factors or assumptions or otherwise.

Prospective Financial Information

The prospective financial information included in this document was not prepared with a view toward public dissemination or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The prospective financial information included in this document has been prepared by, and is the responsibility of, SAIC’s and Engility’s management, as applicable.

Deloitte & Touche LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information. The Deloitte & Touche LLP report incorporated by reference in this joint proxy statement/prospectus relates only to the previously issued financial statements of SAIC. It does not extend to the prospective financial information and should not be read to do so.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates only to the previously issued financial statements of Engility. It does not extend to the prospective financial information and should not be read to do so.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the adoption and approval of the merger agreement, in the case of Engility stockholders, or for the issuance of shares of SAIC common stock in connection with the merger, in the case of SAIC stockholders. In addition, you should read and consider the risks associated with each of the businesses of SAIC and Engility because these risks will also affect the combined company. These risks can be found in SAIC’s and Engility respective Annual Reports on Form 10-K for fiscal years ended February 2, 2018, and December 31, 2017, respectively, both of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information,” beginning on page 156.

Risk Factors Relating to the Merger

The exchange ratio and the amount of the cash consideration are fixed and will not be adjusted in the event of any change in either SAIC’s or Engility’s stock price.

Upon the closing of the merger, each share of Engility common stock will be converted into the right to receive 0.450 of a share of SAIC common stock. The exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either SAIC common stock or Engility common stock. Changes in the price of SAIC common stock prior to the merger will affect the market value of the merger consideration that Engility stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors (many of which are beyond our control), including the following factors:

•	changes in our respective businesses, operations, financial position or prospects;
•	changes in market assessments of the business, operations, financial position or prospects of either company or the combined company;
•	market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approvals of the merger;
•	interest rates, general market, political and economic conditions and other factors generally affecting the price of SAIC’s and Engility’s common stock; and
•	federal, state and local legislation, governmental regulation and legal developments affecting the businesses of Engility or SAIC.

Under the merger agreement, there will be no adjustment to the per share merger consideration for changes in the market price of either shares of SAIC common stock or shares of Engility common stock, and neither company is permitted to terminate the merger agreement or resolicit the vote of SAIC stockholders or Engility stockholders solely because of changes in the market prices of either company’s stock. We encourage you to obtain current market quotations for shares of SAIC common stock and for shares of Engility common stock before voting.

Because the merger will be completed after the date of the special meetings, at the time of your special meeting, you will not know the exact market value of the SAIC common stock that Engility stockholders will receive upon completion of the merger. You should consider the following two risks:

•	If the price of SAIC common stock increases between the date the merger agreement was signed or the date of the SAIC special meeting and the effective time of the merger, Engility stockholders will receive shares of SAIC common stock that have a market value upon completion of the merger that is greater than the market value of such shares calculated pursuant to the exchange ratio when the merger agreement was signed or the date of the SAIC special meeting, respectively. Therefore, while the number of SAIC common shares to be issued per Engility common share is fixed, SAIC stockholders cannot be sure that the market value of the consideration that will be paid to Engility stockholders upon completion of the merger will not increase.

•	If the price of SAIC common stock declines between the date the merger agreement was signed or the date of the Engility special meeting and the effective time of the merger, Engility stockholders will receive shares of SAIC common stock that have a market value upon completion of the merger that is less than the market value of such shares calculated pursuant to the exchange ratio on the date the merger agreement was signed or the date of the Engility special meeting, respectively. Therefore, while the number of SAIC common shares to be issued per Engility common share is fixed, Engility stockholders cannot be sure that the market value of the SAIC common stock they will receive upon completion of the merger will not decrease.

Failure to complete the merger could negatively affect the stock prices and the future business and financial results of SAIC and Engility.

If the merger is not completed, the ongoing businesses of Engility or SAIC may be adversely affected and SAIC and Engility will be subject to several risks, including the following:

•	the possibility that Engility could be required to pay SAIC a termination fee of $50 million, plus reimbursement of expenses up to $10 million, if the merger is terminated under qualifying circumstances, as described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach”;
•	the possibility that SAIC could be required to pay Engility a termination fee of $100 million, plus reimbursement of expenses up to $10 million, if the merger is terminated under qualifying circumstances, as described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach”;
•	the incurrence of costs and expenses relating to the proposed merger, such as financing, legal, accounting, financial advisor, filing, printing and mailing fees and expenses, including the potential expense reimbursement obligations described above;
•	the possibility of a change in the trading price of SAIC common stock or Engility common stock to the extent current trading prices reflect a market assumption that the merger will be completed;
•	the possibility that SAIC or Engility could suffer potential negative reactions from their respective employees, customers and vendors; and
•	the possibility that SAIC or Engility could suffer adverse consequences associated with their respective management’s focus on the merger instead of on pursuing other opportunities that could have been beneficial to each company, in each case, without realizing any of the benefits contemplated by the merger.

In addition, if the merger is not completed, SAIC or Engility could be subject to litigation related to any failure to complete the merger or to perform their respective obligations under the merger agreement.

If the merger is not completed, SAIC and Engility cannot assure their stockholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of SAIC or Engility.

The merger agreement contains provisions that could discourage a potential competing acquirer of either Engility or SAIC or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no-shop” provisions that, subject to limited exceptions, restrict Engility and SAIC’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of Engility or SAIC. In addition, the other party generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposals that may be made before such board of directors may withdraw or qualify its recommendation regarding the proposals described herein. In some circumstances on termination of the merger agreement, one of the parties may be required to pay a termination fee or expenses to the other party. See “The Merger Agreement—No Solicitation of Alternative Proposals,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Engility or SAIC from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expenses that may become payable in certain circumstances.

If the merger agreement is terminated and either SAIC or Engility attempts to seek another business merger, SAIC or Engility, as applicable, may not be able to negotiate a transaction with another party on terms comparable or better than the terms of the merger.

The pendency of the merger could adversely affect the business and operations of SAIC and Engility.

In connection with the merger, some customers or vendors of each of SAIC and Engility may delay or defer decisions or reduce their level of business with either or both of the companies, any of which could negatively affect the revenues, earnings, cash flows and expenses of SAIC and Engility, regardless of whether the merger is completed. Similarly, current and prospective employees of SAIC and Engility may experience uncertainty about their future roles with the combined company following the merger, which may materially adversely affect the ability of each of SAIC and Engility to attract and retain key management, sales, marketing, operational and technical personnel during the pendency of the merger. In addition, due to operating covenants in the merger agreement, each of SAIC and Engility may be unable, during the pendency of the merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial. Any of these effects could adversely affect the ability to generate revenue at anticipated levels prior to the completion of the merger. Moreover, the pursuit of the merger and the preparation for the integration of the companies may place a significant burden on the management and personnel of both companies. The diversion of management’s attention away from operating the companies in the ordinary course could adversely affect SAIC’s and Engility financial results.

Current SAIC stockholders and Engility stockholders will have a reduced ownership and voting interest in the combined company after the merger.

SAIC expects to issue or reserve for issuance approximately 17,293,723 shares of SAIC common stock to Engility stockholders in connection with the merger (including shares of SAIC common stock to be issued in connection with outstanding Engility equity awards). Based on the number of shares of common stock of SAIC and Engility outstanding on November 29, 2018, the record date for the two companies’ special meetings of stockholders, and the relative stock prices of SAIC and Engility on such date, upon the completion of the merger, current SAIC stockholders and former Engility stockholders are expected to own approximately 72% and 28% of the common stock of SAIC, respectively.

SAIC stockholders and Engility stockholders currently have the right to vote for their respective directors and on other matters affecting their company. If and when the merger occurs, each Engility stockholder who receives shares of SAIC common stock will become a stockholder of SAIC with a percentage ownership of the combined company that will be smaller than the stockholder’s percentage ownership of Engility (without considering such stockholder’s current ownership of SAIC shares). Correspondingly, each SAIC stockholder will remain a stockholder of SAIC with a percentage ownership of the combined company that will be smaller than the stockholder’s percentage of SAIC prior to the merger (without considering such stockholder’s current ownership of Engility shares). As a result of these potentially reduced ownership percentages, SAIC stockholders will have less voting power in the combined company than they now have with respect to SAIC, and former Engility stockholders will have less voting power in the combined company than they now have with respect to Engility.

The shares of SAIC common stock to be received by Engility stockholders upon completion of the merger will have different rights from Engility common shares.

Upon completion of the merger, Engility stockholders will no longer be stockholders of Engility, but will instead become stockholders of SAIC, and their rights as SAIC stockholders will be governed by the terms of SAIC’s amended and restated certificate of incorporation, as it may be amended from time to time, which is referred to in this joint proxy statement/prospectus as SAIC’s certificate of incorporation, and SAIC’s amended and restated by-laws, as they may be amended from time to time, which are referred to in this joint proxy statement/prospectus as SAIC’s by-laws. The terms of SAIC’s certificate of incorporation and SAIC’s by-laws are in some respects materially different than the terms of Engility’s amended and restated certificate of incorporation, as it may be amended from time to time, which is referred to in this joint proxy statement/prospectus as Engility’s certificate of incorporation, and Engility’s amended and restated by-laws, as they may be amended from time to time, which are referred to in this joint proxy statement/prospectus as Engility’s by-laws, which currently govern the rights of Engility stockholders. See “Comparison of Rights of Engility Stockholder and SAIC Stockholders” beginning on page 143 of this joint proxy statement/prospectus for a discussion of the different rights associated with Engility common shares and shares of SAIC common stock.

The market price of shares of SAIC common stock may be affected by factors different from those that historically have affected shares of Engility common stock and will continue to fluctuate after the merger.

Upon completion of the merger, holders of Engility common stock will become holders of SAIC common stock. The businesses of SAIC differ from those of Engility in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of SAIC after the merger, as well as the market price of shares of SAIC common stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Engility. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the SAIC common stock, regardless of SAIC’s actual operating performance. As a result, the market price of shares of SAIC common stock may fluctuate significantly following completion of the merger, and holders of Engility common stock could lose some or all of the value of their investment in SAIC common stock.

Directors and executive officers of SAIC and Engility have financial interests in the merger that may be different from, or in addition to, those of other SAIC stockholders and Engility stockholders, which could have influenced their decisions to support or approve the merger.

In considering whether to approve the proposals at the special meetings, SAIC and Engility stockholders should recognize that directors and executive officers of SAIC and Engility have interests in the merger that may differ from, or that are in addition to, their interests as stockholders of SAIC and stockholders of Engility. The SAIC Board and the Engility Board were aware of these interests at the time each approved the merger agreement. These interests may cause SAIC’s and Engility directors and executive officers to view the merger differently than you may view it as a stockholder. See “The Merger and the Stock Issuance—Financial Interests of SAIC Directors and Executive Officers in the Merger” and “The Merger and the Stock Issuance—Financial Interests of Engility Directors and Executive Officers in the Merger.”

Financing of the merger is not assured.

Subsequent to entering into the merger agreement, SAIC entered into an amended and restated credit agreement with Citibank, N.A. pursuant to which Citibank, N.A. and certain other lenders have committed to provide it with a new secured $1.068 billion term loan A maturing on October 31, 2023. The proceeds of this new term loan A are necessary to enable SAIC to repay Engility’s existing credit facility and outstanding notes. Citibank, N.A.’s obligation to provide the term loan A, however, is subject to specified limited conditions, and SAIC cannot assure you that these conditions will be met. The closing of the merger is not conditioned on SAIC’s ability to obtain financing. If SAIC is unable to obtain the term loan A pursuant to the terms of the amended and restated credit agreement or otherwise, SAIC still could be required to close the merger resulting in a default under its and Engility’s existing credit agreements, or

SAIC could be subject to claims under the merger agreement, each of which could have a material adverse effect on SAIC’s business. See “The Merger and the Stock Issuance—Financing Related to the Merger.”

The opinions obtained by the boards of SAIC and Engility from their respective financial advisors do not and will not reflect changes in circumstances after the date of such opinions.

The SAIC Board received written opinions dated September 9, 2018 from Citigroup Global Markets Inc. and Stone Key, its financial advisors, that the merger consideration to be paid by SAIC was fair, from a financial point of view, to SAIC, as of such date, and based on and subject to the qualifications, limitations and assumptions set forth in such opinion, and, in addition, the Engility Board received a written opinion dated September 9, 2018 from Guggenheim Securities, its financial advisor, that the merger consideration to be paid to Engility stockholders was fair, from a financial point of view, to such stockholders, as of such date, subject to the assumptions, limitations, qualifications and other conditions contained in such opinion, and based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Changes in the operations or prospects of SAIC or Engility, general market and economic conditions and other factors that may be beyond the control of SAIC and Engility, and on which the above-described opinions were based, may alter the value of SAIC or Engility or the prices of shares of SAIC common stock or Engility common stock by the time the merger is completed. SAIC and Engility have not obtained, and do not expect to request, updated opinions from their respective financial advisors. None of the above-listed opinions speak to any date other than the date of such opinion. For a more complete description of the above-described opinions, please refer to “The Merger and the Stock Issuance—Opinions of SAIC’s Financial Advisors” and “The Merger and the Stock Issuance—Opinions of Engility’s Financial Advisors.”

Due to the merger, the ability of the combined company to use net operating losses to offset future taxable income may be restricted and these net operating losses could expire or otherwise be unavailable.

As of December 31, 2017, Engility had federal net operating loss carryforwards, or “NOLs”, of approximately $436 million and approximately $421 million of state NOLs. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. If the merger is completed, Engility’s existing NOLs may be subject to limitations and SAIC may not be able to fully use these NOLs to offset future taxable income. In addition, if SAIC undergoes any subsequent ownership change, its ability to utilize NOLs could be further limited.

If the merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. holders will be required to recognize gain or loss for U.S. federal income tax purposes at the time of the exchange of their Engility common stock for the merger consideration in the merger.

The U.S. federal income tax consequences of the merger to U.S. holders (as defined under the heading “Material U.S. Federal Income Tax Consequences”) will depend on whether the merger qualifies as a “reorganization” for U.S. federal income tax purposes.

As further described in the section entitled “The Merger Agreement—Conditions to Completion of the Merger”, Engility’s obligation to effect the merger is subject to the satisfaction, or waiver by Engility, at or prior to the effective time of the merger, of the condition that Engility receive a written tax opinion from Weil, Gotshal & Manges LLP, legal counsel to Engility, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that Weil, Gotshal & Manges LLP does not render such tax opinion, and Engility does not otherwise waive this condition, the condition may be satisfied if Morrison & Foerster LLP, legal counsel to SAIC, renders such tax opinion.

There can be no assurance, that the Internal Revenue Service (the “IRS”) will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS. If, contrary to the opinion, the merger fails to qualify as a reorganization or if any requirement for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not satisfied, a U.S. holder of Engility common stock generally would recognize gain or loss for U.S. federal income tax purposes on each share of Engility common stock surrendered in the merger in an amount equal to the difference between (1) the fair market value of the merger consideration received in exchange for such surrendered share upon completion of the merger and (2) the holder’s basis in the share of Engility common stock surrendered. Any gain or loss recognized generally would be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Engility common stock exceeds one year at the effective time. Long-term capital gain of non-corporate U.S. holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. For a more complete discussion of the material U.S. federal income tax consequences of the merger, please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences”.

Risk Factors Relating to SAIC Following the Merger

Operational Risks

SAIC expects to incur substantial expenses related to the merger.

SAIC expects to incur substantial expenses in connection with completing the merger and integrating the business, operations, networks, systems, technologies, policies and procedures of Engility with those of SAIC. There are a large number of systems that will likely be integrated, including management information, purchasing, accounting and finance, sales, payroll and benefits, fixed asset, lease administration and regulatory compliance. While SAIC has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses associated with the merger are likely in the near term to significantly reduce the savings that SAIC expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger.

Following the merger, the combined company may be unable to integrate successfully the businesses of SAIC and Engility and realize the anticipated benefits of the merger.

The proposed transaction involves the merger of two companies which currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of SAIC and Engility. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of SAIC and Engility in a manner that permits the combined company to achieve the cost savings anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;
•	lost sales and customers as a result of certain customers of either of the two companies deciding to terminate or reduce its business with the combined company;
•	the complexities associated with managing the larger combined businesses and integrating personnel from the two companies, while at the same time attempting to (i) provide consistent, high quality products and services under a unified culture and (ii) focus on other on-going transactions;
•	the additional complexities of combining two companies with different histories, regulatory restrictions, operating structures and markets;
•	the failure to retain key employees of either of the two companies;
•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s products, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.

Other Risks

Our existing credit agreement and the other agreements that will govern the indebtedness to be incurred by SAIC in connection with the merger contain provisions that impose restrictions on the ability of SAIC and certain of its subsidiaries to operate their businesses. These provisions include pledges of collateral, affiliate guarantees and various affirmative and negative covenants that, subject to certain significant exceptions, restrict the ability of SAIC and certain of its subsidiaries to, among other things, have liens on their property, incur additional indebtedness, enter into sale and lease-back transactions, make loans, advances or other investments, make non-ordinary course asset sales, declare or pay dividends or make other distributions with respect to equity interests, merge or consolidate with any other person or sell or convey certain of its assets to any one person, among various other things. The ability of SAIC and its subsidiaries to comply with certain of these provisions may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, would permit SAIC’s lenders to accelerate SAIC’s debt repayment obligations and take other actions with respect to SAIC’s and its subsidiaries’ assets that serve as collateral for such obligations. In addition, our existing credit agreement has a cross-default provision. If a default occurs under certain debt instruments, such default may cause a default under our existing credit agreement and have a wider impact on liquidity than might otherwise arise from a default of such single debt instrument

The historical and unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus may not be representative of SAIC’s results after the merger, and accordingly, you have limited financial information on which to evaluate the combined company.

SAIC and Engility will continue to operate as separate companies prior to the merger. SAIC and Engility have no prior history as a combined company. The historical financial statements of Engility may be different from those that would have resulted had Engility been operated as part of SAIC. The pro forma condensed combined financial information appearing elsewhere herein has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the aggregate consideration to Engility assets and liabilities. The aggregate consideration allocation reflected in the pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary, and the final allocation of the aggregate consideration will be based upon the actual aggregate consideration and the fair value of the assets and liabilities of Engility as of the date of the completion of the merger. The unaudited pro forma condensed combined financial information does not (i) reflect future events that may occur after the merger, including the incurrence of costs related to the planned integration of Engility, any future non-recurring charges resulting from the merger and any termination of contracts by customers as a direct result of the merger, and (ii) consider potential effects of future market conditions on revenues or expense efficiencies. The unaudited pro forma financial information presented in this joint proxy statement/prospectus is based in part on certain assumptions regarding the merger that SAIC believes are reasonable under the circumstances. SAIC cannot assure you that the assumptions will prove to be accurate over time.

If SAIC’s goodwill or other intangible assets become impaired, it may be required to record a significant charge to earnings and reduce its stockholders’ equity.

As of August 3, 2018, a significant portion of SAIC’s total consolidated assets reflected on the consolidated balance sheet incorporated by reference into this joint proxy/prospectus consisted of goodwill and intangible assets. Consummation of the merger is expected to result in SAIC recognizing additional goodwill and intangible assets on its consolidated balance sheet. See “Accounting Treatment.” Intangible assets with finite lives will be amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Goodwill and intangible assets with indefinite lives will not be amortized, but instead tested for potential impairment annually. Intangible assets and goodwill will be assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If SAIC’s goodwill or other intangible assets are determined to be impaired in the future, it may be required to record additional significant, non-cash charges to earnings during the period in which the impairment is determined to have occurred.

The SAIC and Engility prospective financial information is inherently subject to uncertainties.

While presented with numeric specificity, the SAIC and Engility prospective financial information provided in this document was prepared based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to SAIC or Engility business, as applicable) that are inherently subjective and uncertain and are largely beyond the control of the respective management of each. As a result, actual results may differ from the prospective financial information. Important factors that may affect actual results and cause these projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to SAIC’s or Engility’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods) and general industry, business, competitive, technological and economic conditions. For more information see the sections entitled “The Merger and the Stock Issuance—Certain Forecasts Prepared by SAIC” beginning on page 88 and “The Merger and the Stock Issuance—Certain Forecasts Prepared by Engility” beginning on page 92.

SAIC and Engility may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

As further discussed in the section entitled “Litigation Related to the Merger” beginning on page 98 of this joint proxy statement/prospectus, four lawsuits related to the merger have been filed by SAIC and Engility stockholders, three of which are purported class actions. Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. While the defendants believe that these lawsuits are without merit, defending against the claims could result in substantial costs and divert management time and resources. In addition, the existence of litigation related to the merger could affect the likelihood of obtaining the required approval from SAIC or Engility stockholders. Moreover, an adverse judgment in these or any additional lawsuits could result in monetary damages, which could have a negative impact on SAIC’s and Engility’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect SAIC’s and Engility’s respective business, financial position and results of operations.

Other Risk Factors of SAIC and Engility

SAIC’s and Engility businesses are, and will continue to be, subject to the risks described above. In addition, SAIC and Engility are, and will continue to be, subject to the risks described in SAIC’s and Engility’s Annual Reports on Form 10-K for the fiscal years ended February 2, 2018, and December 31, 2017, respectively, as amended and as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 156 for the location of information incorporated by reference in this joint proxy statement/prospectus.

THE COMPANIES

SAIC

Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190
(703) 676-4300

SAIC is a leading provider of technical, engineering and enterprise information technology (IT) services primarily to the U.S. government. SAIC provides engineering, systems integration and information technology offerings for large, complex government projects and offer a broad range of services with a targeted emphasis on higher-end, differentiated technology services. SAIC’s end-to-end enterprise IT offerings span the entire spectrum of its customers' IT infrastructure. SAIC commenced operations on September 27, 2013 following completion of a spin-off transaction from its former parent, Leidos Holdings, Inc. In May 2015 SAIC completed the acquisition of privately held Scitor Holdings, Inc., a leading provider of services to the intelligence community, which enabled SAIC to gain sufficient scale to competitively pursue opportunities within the intelligence community.

SAIC’s business has a long and successful history, tracing its roots to the earliest days of its former parent, Leidos Holdings, Inc., which was founded in 1969 as a scientific research and engineering firm. The U.S. federal government agencies SAIC serves include all branches of the U.S. military (Army, Air Force, Navy, Marines and Coast Guard), U.S. Defense Logistics Agency, National Aeronautics and Space Administration (NASA), U.S. Department of State, and U.S. Department of Homeland Security (DHS). SAIC’s long-standing customer relationships have enabled it to achieve an in-depth understanding of its customers’ missions and provide differentiated service offerings to meet its customers’ most complex requirements. SAIC’s offerings include: engineering; technology and equipment platform integration; maintenance of ground and maritime systems; logistics; training and simulation; operation and program support services; and end-to-end services spanning the design, development, integration, deployment, management and operations, sustainment and security of its customers’ entire IT infrastructure. SAIC serves its customers through approximately 1,300 active contracts and task orders. SAIC has more than 15,000 individuals that are led by an experienced executive team of proven industry leaders. Substantially all of our revenues and tangible long-lived assets are generated by or owned by entities located in the United States.

SAIC’s core strengths have supported its successful performance on programs of national importance. Those strengths include:

Enduring Customer Relationships and Mission-Orientation. SAIC has strong and long-lasting customer relationships throughout the U.S. government. Its track record of serving the missions of its government customer spans decades, including several enduring customer relationships that have lasted 20 years or more. SAIC’s employees, many of whom are deployed at customer sites, work closely with its customers in fulfilling their missions. SAIC’s strong customer relationships enable it to develop deep customer knowledge and translate its mission understanding into successful program execution that fosters continued demand for its services.

Full Life Cycle Offerings. SAIC integrates technologies and delivers services that provide its customers with seamless end-to-end solutions. SAIC’s expertise includes initial requirements definition, development and integration services, training, logistics and sustainment. These full life cycle offerings, combined with deep customer knowledge, allow SAIC to more effectively support its customers’ missions.

Significant Scale and Diversified Contract Base. With approximately $4.5 billion in revenue in fiscal 2018, SAIC is one of the largest pure-play technical service providers to the U.S. government. SAIC’s significant scale advantage enables it to serve as a prime systems integrator on large, complex programs and to allocate resources toward further developing and expanding its repeatable, proven solutions and differentiated technical capabilities. SAIC’s diversified revenue base consists of programs ranging from research and development to operations and maintenance.

Technical Experts Led by Experienced Management. The quality, training and knowledge of SAIC’s employees are important competitive assets. SAIC’s skilled workforce ranges from entry-level technicians to expert-level professionals in network engineering, software design and development, logistics, technology integration and systems engineering. Additionally, the majority of SAIC’s workforce holds an active security clearance, which is required on many of its existing programs and future program opportunities.

SAIC’s workforce is led by a talented and experienced senior leadership team with a long history of solving its customers’ most difficult challenges. Collectively, SAIC’s executive team averages more than 25 years of industry experience, consisting of members who have served as senior leaders in public companies and are recognized as leaders in their respective markets by customers and partners.

Repeatable Methodologies and Certified Processes. SAIC’s technical excellence is driven by its proven, repeatable, disciplined processes for management, engineering, technical support and services. SAIC deploys its tools and processes enterprise-wide and emphasize a consistent approach to planning, designing, and delivering solutions and services to its customers. SAIC holds certifications from the International Organization for Standardization (including ISO 9001:2015, ISO/IEC 27001:2013, ISO 20000-1:2011 and AS9100), and from the Capability Maturity Model Integration Institute as a CMMI®-DEV Maturity Level 3 organization and CMMI®-SVC Maturity Level 2 for Army Programs with Strategic Goals for Best Practice Service Delivery.

SAIC is organized as a matrix comprised of three customer facing operating segments supported by three market service line organizations. The three operating segments are responsible for customer relationships, business development and program management, and delivery and execution, while the market service line organizations manage our workforce and the development of SAIC’s offerings, solutions and capabilities. Each of SAIC’s three operating segments is focused on providing comprehensive technical, engineering and enterprise IT service offerings to one or more agencies of the U.S federal government. SAIC's operating segments are aggregated into one reportable segment for financial reporting purposes.

Raptors Merger Sub, Inc.

Raptors Merger Sub, Inc.
12010 Sunset Hills Road
Reston, VA 20190
(703) 676-4300

Raptors Merger Sub, Inc., a direct wholly owned subsidiary of SAIC is a Delaware corporation formed on September 5, 2018 for the purpose of effecting the merger. Upon completion of the merger, merger sub will be merged with and into Engility with Engility surviving as a direct wholly owned subsidiary of SAIC.

Merger sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Engility

Engility Holdings, Inc.
4803 Stonecroft Boulevard
Chantilly, VA 20151
(703) 633-8300

Engility is a leading provider of integrated solutions and services, supporting U.S. government customers in the defense, federal civilian, intelligence and space communities. Engility offers a broad range of highly technical services, leveraging its strengths in systems engineering, cybersecurity, high performance computing, enterprise modernization, and training and mission operations to solve customers’ most difficult challenges. Engility is headquartered in Chantilly, Virginia, and maintains offices around the world.

Engility was formed as a result of its spin-off from L3 Technologies (formerly, L-3 Communications Holdings, Inc.) in July 2012. Engility has provided mission critical services to the U.S. government for more than 60 years. During the past five years, Engility completed two transformative acquisitions – Dynamics Research Corporation (DRC) in 2014 and TASC, Inc. (TASC) in 2015. These acquisitions enabled Engility to diversify its customer base and capabilities, add substantial scale to its business and increase its addressable market.

During 2017, Engility streamlined its operating structure around three business groups – Intelligence Solutions, Space and Mission Systems and Defense and Security – to improve customer intimacy, enhance employee collaboration, and drive efficiencies throughout the organization so Engility could further invest in growth-related activities. These groups serve a broad range of customers, including the U.S. Department of Defense (DoD), U.S. Department of Justice (DoJ), U.S. Department of State (DoS), Federal Aviation Administration (FAA), Department of Homeland Security (DHS), and space-related and intelligence community agencies, including the Central Intelligence Agency (CIA), the National Security Agency (NSA), the National Geospatial-Intelligence Agency (NGA), Defense Intelligence Agency (DIA), the National Reconnaissance Office (NRO), National Aeronautical and Space Administration (NASA) and U.S. Air Force Space Command (AFSPC).

Engility supports its customers with a wide range of specialized technological and mission expertise. Its portfolio of offerings are assembled around capabilities that its customers demand and require.

Systems Engineering and Integration (SE&I). Engility provides engineering and integration solutions that support its customers throughout the acquisition and sustainment lifecycle of their programs. Engility’s SE&I service offerings include engineering and technology lifecycle support, information assurance, modeling and simulation, and architecture analysis and modernization.

Cybersecurity. The U.S. government has identified cyber security as a top priority—from the DoD’s need to harden weapon systems from attacks to the Department of Homeland Security’s mission of protecting our country’s critical infrastructure. Engility modernizes and develops new systems with cyber resiliency at its core with offerings that include vulnerability assessments and penetration testing, independent test and evaluation, cybersecurity systems engineering, cyber quick reaction range capability, and cyber hunting.

High Performance Computing. Engility’s legacy of high performance computing (HPC) stretches back a quarter of a century. It collaborates with scientists, technologists and decision-makers across the Federal government, industry and academia to apply complex science to real-world challenges. Its HPC capabilities include architecture and infrastructure design, data management and analytics, integration and testing, and systems operation, optimization and sustainment.

Enterprise Modernization. Engility’s enterprise services and systems optimize operations, increase cost efficiencies and improve mission effectiveness. Its offerings include architecture analysis and modernization, I.T. services and solutions, including its recently developed Cloud ASCEND™ solution, and agile software development and integration.

Mission and Operations Support. With Engility’s expertise in mission strategy, tactics and technical execution, it provides solutions that give its customers flexibility, efficiency and effectiveness in accomplishing their critical missions, including in the following areas: artificial intelligence, its Synthetic Analyst™ solution, space launch and space flight, law enforcement, intelligence analysis, air traffic management, engineering and fabrication, and communication data exchange through our Joint Range Extender (JRE) system.

Readiness and Training. From curriculum design and development to training implementation and evaluation, Engility helps domestic and international clients prepare to meet the challenges of increasingly complex environments and missions. Its readiness and training solutions include training development, learning and knowledge management and QuickRange™, its turn-key, modular shooting range.

THE SAIC SPECIAL MEETING

Date, Time and Place

The special meeting of SAIC stockholders will be held at 12010 Sunset Hills Road, Reston, Virginia 20190, on January 11, 2019, at 9:00 a.m. local time.

Matters to be Considered

At the SAIC special meeting, SAIC stockholders will be asked to vote on:

•	the SAIC stock issuance proposal; and
•	if necessary, the SAIC adjournment proposal.

Recommendation of the SAIC Board

The SAIC Board unanimously has determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement, including the issuance of SAIC common stock to Engility stockholders in connection with the merger, are in the best interests of SAIC and the SAIC stockholders and has unanimously approved and adopted the merger agreement.

The SAIC Board unanimously recommends that the SAIC stockholders vote “FOR” the proposal to issue shares of SAIC common stock to Engility stockholders in connection with the merger.

Record Date; Stock Entitled to Vote

Only holders of record of shares of SAIC common stock at the close of business on November 29, 2018, the record date for the SAIC special meeting, will be entitled to notice of, and to vote at, the SAIC special meeting or any adjournments thereof. You may cast one vote for each share of common stock of SAIC that you owned on the record date.

On the record date, there were outstanding a total of 42,368,119 shares of SAIC common stock entitled to vote at the SAIC special meeting.

Solicitation of Proxies; Revocability of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the SAIC special meeting will be borne by SAIC, other than the expenses incurred by SAIC and Engility in connection with the filing, printing and mailing of this joint proxy statement/prospectus, half of which expenses will be borne by each of SAIC and Engility. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of SAIC, without additional remuneration, by personal interview, telephone, facsimile or otherwise. SAIC will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. SAIC has retained Georgeson LLC to assist in its solicitation of proxies and has agreed to pay them a fee of $18,000, plus reasonable expenses, for these services.

If you are a holder of record on the record date for the SAIC special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the SAIC special meeting. You can revoke your proxy in one of three ways:

•	sending a signed notice of revocation;
•	granting a new, valid proxy bearing a later date; or
•	attending the SAIC special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by SAIC’s Secretary, no later than the beginning of the SAIC special meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote using the telephone or Internet, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

If your shares are held in street name by your broker or nominee, you should contact them to change your vote. Plan participants who wish to revoke their voting instructions must contact the applicable plan trustee and follow its procedures.

Quorum

Stockholders who hold a majority of the total voting power of SAIC common stock issued and outstanding at the close of business on the record date must be present or represented by proxy to constitute a quorum to conduct the SAIC special meeting, and stockholders holding a majority of the votes entitled to be cast with respect to the proposal to issue SAIC common stock in connection with the merger must be present or represented by proxy to constitute a quorum with respect to such proposal. All shares of SAIC common stock represented at the SAIC special meeting, including abstentions and broker non-votes (shares held by a broker or nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum to conduct the SAIC special meeting, but abstentions and broker non-votes will be treated as not present for purposes of determining the presence or absence of a quorum with respect to the proposal to issue SAIC common stock in connection with the merger.

Vote Required

Under the SAIC bylaws, the issuance of SAIC common stock to Engility stockholders in connection with the merger requires approval by the affirmative vote of a majority in voting interest of the holders of SAIC common stock present in person or by proxy entitled to vote on such matter at the SAIC special meeting (provided that a quorum exists).

Approval of any proposal to adjourn the SAIC special meeting, if necessary, for the purpose of soliciting additional proxies also requires approval by the affirmative vote of a majority in voting interest of the holders of SAIC common stock present in person or by proxy entitled to vote on such matter at the SAIC special meeting (provided that a quorum exists).

Abstentions and Broker Non-Votes

If you are an SAIC stockholder, abstentions have the effect of a vote against the stock issuance proposal and, if necessary, the adjournment proposal. Broker “non-votes” have no effect on the outcome of the stock issuance proposal or any adjournment proposal. Shares of common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted “FOR” each proposal. Your failure to cast a vote will also make it more difficult to meet the quorum requirement with respect to organizing the meeting, and your failure to cast a vote or your abstention from voting will make it more difficult to meet the quorum requirement with respect to the SAIC stock issuance proposal.

Voting Power of SAIC’s Directors and Executive Officers

On the record date, less than 2% of the outstanding SAIC common shares were held by SAIC directors and executive officers and their respective affiliates. SAIC currently expects that SAIC’s directors and executive officers will vote their shares in favor of the issuance of SAIC common stock to Engility stockholders in connection with the merger.

Attending the SAIC Special Meeting

All holders of SAIC common stock, including stockholders of record and stockholders who hold shares through banks, brokers or other nominees, are invited to attend the SAIC special meeting. Stockholders of record can vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter or an account statement issued by the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you to be admitted. SAIC reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Voting of Proxies by Record Stockholders

A proxy card is enclosed for use by SAIC stockholders of record. SAIC requests that its record stockholders sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of SAIC common stock represented by it will be voted at the SAIC special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is signed and returned without an indication as to how the shares of SAIC common stock represented by the proxy are to be voted with regard to a particular proposal, the SAIC common stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, SAIC management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in SAIC’s accompanying Notice of Special Meeting of Stockholders. In accordance with SAIC’s bylaws and Delaware law, business transacted at the SAIC special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the SAIC special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the SAIC special meeting in person.

Participants in the SAIC Retirement Plan

Each participant in the SAIC Retirement Plan has the right to instruct Vanguard Fiduciary Trust Company, as trustee of the SAIC Retirement Plan (the “Trustee”), on a confidential basis, how to vote his or her proportionate interests in all shares of common stock held in the SAIC Retirement Plan. The Trustee will vote all shares held in the SAIC Retirement Plan for which no voting instructions are received in the same proportion as the shares for which voting instructions have been received by participants in the SAIC Retirement Plan. The Trustee’s duties with respect to voting the common stock in the SAIC Retirement Plan are governed by the fiduciary provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The fiduciary provisions of ERISA may require in certain limited circumstances that the Trustee override the votes of participants with respect to the common stock held by the Trustee.

Participants in the SAIC Stock Plans

Under the terms of SAIC’s Stock Compensation Plan, Management Stock Compensation Plan and Key Executive Stock Deferral Plan, Vanguard Fiduciary Trust Company, as trustee of these stock plans, has the power to vote the shares of common stock held in these stock plans. Vanguard will vote all those shares in the same proportion that other SAIC stockholders collectively vote their shares of common stock. If you are a participant in these stock plans, you do not have the right to instruct Vanguard how to vote or to otherwise vote your proportionate interests in the shares of common stock held in these stock plans.

Shares Held in Street Name

If you hold your shares of SAIC stock in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to SAIC or by voting in person at the SAIC special meeting. Further, brokers who hold shares of SAIC stock on behalf of their customers may not vote those shares without specific instructions from their customers.

If you hold your SAIC stock in street name and you do not instruct your broker on how to vote any of your shares, your broker may not vote those shares. For a discussion of the consequences of such broker non-votes, see “—Abstentions and Broker Non-Votes” beginning on page 37 of this joint proxy statement/prospectus.

THE ENGILITY SPECIAL MEETING

Date, Time and Place

The special meeting of Engility stockholders will be held at 4803 Stonecroft Boulevard, Chantilly, Virginia 20151, on January 11, 2019, at 9:00 a.m. local time.

Matters to Be Considered

The purpose of the Engility special meeting is to vote on:

•	the Engility merger proposal;
•	the Engility compensation proposal; and
•	the Engility adjournment proposal.

Recommendation of the Engility Board

The Engility Board unanimously has determined that the merger agreement and the transactions contemplated by it are advisable and in the best interests of Engility and its stockholders and has unanimously approved the merger agreement and the transactions contemplated by it, including the merger.

The Engility Board unanimously recommends that the Engility stockholders vote “FOR” the approval of the Engility merger proposal, “FOR” the approval of the Engility compensation proposal and “FOR” the Engility adjournment proposal.

See the section entitled “The Merger and the Stock Issuance—Engility’s Reasons for the Merger; Recommendation of the Merger by the Engility Board” beginning on page 53 for a more detailed discussion of the Engility Board’s recommendation.

Record Date; Stock Entitled to Vote

The close of business on November 29, 2018 has been fixed as the record date for determining the Engility stockholders entitled to receive notice of and to vote at the Engility special meeting. On the record date, 36,968,909 shares of Engility common stock were outstanding.

Voting of Proxies

Each copy of this document mailed to holders of Engility common stock as of the record date is accompanied by a form of proxy with instructions for voting by mail, by telephone or through the Internet. If you hold stock in your name as a stockholder of record and are voting by mail, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the Engility special meeting, or at any adjournment or postponement of the special meeting, regardless of whether or not you plan to attend the Engility special meeting. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank, broker, trust company or other nominee, you must direct your bank, broker, trust company or other nominee to vote in accordance with the instructions you have received from your bank, broker, trust company or other nominee.

All shares represented by valid proxies that are received through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via the Internet or telephone. If you make no specification on your proxy card as to how you want your shares voted, your signed proxy will be voted “FOR” the approval of the Engility merger proposal, “FOR” the approval of the Engility compensation proposal and “FOR” the approval of the Engility adjournment proposal. According to the Engility bylaws, only such business that is specified in Engility’s notice of the meeting may be conducted at a special meeting of stockholders.

Revoking Your Proxy

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Engility special meeting. To do this, you must:

•	submit a new proxy by telephone, over the Internet, or by signing and returning another proxy card by mail at a later date, in each case, prior to 11:59 p.m., Eastern time, on the night before the Engility special meeting;
•	provide written notice of the revocation to the corporate secretary of Engility at 4803 Stonecroft Boulevard, Chantilly, Virginia 20151 so that it is received prior to 11:59 p.m., Eastern time, on the night before the Engility special meeting; or
•	attend the Engility special meeting and vote in person (attendance itself does not, however, constitute revocation of your proxy).

If your shares are held in “street name,” you must contact your broker or nominee to revoke and vote your proxy.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the Engility special meeting will be borne by Engility, other than expenses incurred by SAIC and Engility in connection with the filing, printing and mailing of this joint proxy statement/prospectus, half of which expenses will be borne by each of SAIC and Engility. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Engility, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Engility will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Engility has retained D.F. King & Co., Inc. to assist in its solicitation of proxies and has agreed to pay them a fee of $20,000, plus reasonable expenses, for these services.

Quorum

Stockholders who hold shares representing at least a majority of the issued and outstanding shares entitled to vote at the Engility special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Engility special meeting. The chairman of the Engility special meeting, whether or not a quorum is present, may adjourn the Engility special meeting to another time and place. At any adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the original meeting. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given to each stockholder in conformity with the Engility bylaws.

Abstentions and broker non-votes will be included in the calculation of the number of shares of Engility common stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

Vote Required

Each share of Engility common stock outstanding on the record date for the Engility special meeting entitles the holder to one vote on each matter to be voted upon at the Engility special meeting. Each of the proposals has the following vote requirement in order to be approved:

•	approval of the Engility merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Engility common stock entitled to vote at the Engility special meeting;

•	approval of the Engility compensation proposal requires the affirmative vote of the holders of a majority of the votes cast of Engility common stock present in person or represented by proxy at the Engility special meeting and entitled to vote at the meeting; and
•	approval of the proposal to adjourn the Engility special meeting, if necessary, to solicit additional proxies requires the affirmative vote of holders of a majority of the votes cast of Engility common stock present in person or represented by proxy at the Engility special meeting and entitled to vote at the meeting.

Abstentions and Broker Non-Votes

Abstentions, failures to submit a proxy card or vote in person, by telephone, or through the Internet and broker non-votes will be treated in the following manner with respect to determining the votes received for each of the proposals:

•	an abstention will have the same effect as a vote “AGAINST” the Engility merger proposal, and will have no effect on the approval of the Engility compensation proposal or any Engility adjournment proposal;
•	a failure to submit a proxy card or vote in person, by telephone or through the Internet or a failure to instruct your broker or nominee to vote will have the same effect as a vote “AGAINST” the Engility merger proposal, but will, assuming a quorum is present, have no effect on the Engility compensation proposal or any Engility adjournment proposal.

Voting Agreement with Birch Partners, L.P.

Birch entered into the voting agreement with SAIC and Engility and, for purposes of certain sections thereof, certain investment funds affiliated with KKR and certain investment funds affiliated with GA. Birch owns 17,920,892 Covered Shares (or approximately 48.48% of the total outstanding shares, of Engility common stock as of September 5, 2018). Subject to the terms and conditions set forth in the voting agreement, Birch has agreed, among other things, to vote the Covered Shares in favor of the adoption of the merger agreement to fullest extent Birch is permitted to do so under the existing stockholders agreement. Pursuant to the stockholders agreement, Birch is entitled to vote 30% of the total outstanding shares of Engility common stock in favor of the adoption of the merger agreement. In addition, under the stockholders agreement, Birch is obligated to vote its shares of Engility common stock in excess of 30% of the total outstanding shares of Engility common stock in the same manner as, and in the same proportion to, all shares of Engility common stock voted by holders of Engility common stock (excluding those votes of Birch that represent up to 30% of all issued and outstanding shares of Engility common stock).

Voting Power of Engility’s Directors and Executive Officers

On the record date for the Engility special meeting, the directors and executive officers of Engility and their affiliates owned and were entitled to vote 195,008 shares of Engility’s common stock, representing less than 1% of the outstanding Engility common stock. Engility currently expects that Engility’s directors and executive officers will vote their shares in favor of the Engility merger proposal and the Engility compensation proposal.

Attending the Engility Special Meeting

All holders of Engility common stock, including stockholders of record and stockholders who hold their shares through banks, brokers or other nominees, are invited to attend the Engility special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you to be admitted. Engility reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Participants in the Engility Master Savings Plan

If you participate in the Engility Master Savings Plan (which we refer to as the MSP), then your proxy card or voting instruction card, as determined by the trustee and communicated to you, will serve as voting instructions for the trustee of the MSP for shares of Engility common stock allocated to your account under the MSP. Shares for which no instructions are received will be voted by the trustee of the MSP in the same proportion as the shares for which instructions are received by the trustee. The deadline for returning your voting instruction cards is January 8, 2019.

Assistance

If you need assistance in completing your proxy card or have questions regarding Engility’s special meeting, please contact D.F. King & Co., Inc., the proxy soliciting agent for Engility, by mail at 48 Wall Street, 22nd Floor, New York, NY 10005 or by telephone at (800) 967-7510 (toll-free) or (212) 269-5550 (collect).

SAIC PROPOSAL I AND ENGILITY PROPOSAL I:
THE MERGER AND THE STOCK ISSUANCE

Effects of the Merger

Under the merger agreement, merger sub will merge with and into Engility. Engility will survive the merger and will thereby become a direct wholly owned subsidiary of SAIC.

In the merger, each outstanding share of Engility common stock share properly exercised pursuant to Delaware law will be converted at the effective time of the merger into the right to receive 0.450 of a share of SAIC common stock for each share of Engility common stock owned at the effective time, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. SAIC stockholders will continue to hold their existing SAIC shares.

Background of the Merger

The Engility Board, together with Engility’s management and with the assistance of Engility’s advisors, routinely reviews and assesses Engility’s operations, financial performance and competitive position in the context of developing Engility’s annual operating and long-term strategic plans.

Likewise, the SAIC Board, in concert with SAIC’s management team and advisors, also routinely reviews and assesses SAIC’s annual and long-term performance and growth strategies, including an ongoing analysis of potential activity in the context of mergers and acquisitions intended to improve SAIC’s competitive position, financial performance and shareholder returns. Engility was discussed as a potential acquisition target as part of these strategy meetings.

In February 2018, Mr. Anthony Moraco, Chief Executive Officer of SAIC, contacted Ms. Lynn Dugle, Chairman, President and Chief Executive Officer of Engility, to explore the possible merits of the two companies combining with each other. To facilitate the exchange of confidential information and further discussions, Engility and SAIC entered into a non-disclosure agreement on February 26, 2018 (which was subsequently amended on July 31, 2018). Following the execution of this agreement, the parties engaged in an initial exchange of information regarding their respective businesses. However, the initial exchange did not progress to substantive discussions and a potential transaction value was not discussed.

On May 23, 2018, the Engility Board convened a meeting with members of management in attendance. Mr. Jon Brooks, Engility’s Vice President of Mergers and Acquisitions, led a presentation to the Engility Board on a strategic review for Engility, which included a summary by Ms. Dugle of the preliminary discussions and information exchange between the members of Engility and SAIC management. Following these discussions, the Engility Board determined to appoint a strategy committee (the “Engility Strategy Committee”) to assist the Engility Board in identifying, reviewing and assessing strategic alternatives, including potential mergers, acquisitions and other business combinations. The Engility Board appointed Ms. Dugle, David Savner, David Kerko, David Topper and Peter Marino to the Engility Strategy Committee.

On June 6, 2018, the SAIC Board convened a regularly-scheduled meeting. As part of this meeting and in connection with its overall strategic planning, SAIC management provided the SAIC Board with an update on the exchange of information with Engility. The SAIC Board instructed Mr. Moraco and SAIC management to continue the initial discussions with Engility.

On June 8, 2018, representatives from a publicly-traded engineering, construction and government services firm, which we refer to as Company A, approached representatives from Engility to discuss the merits of a potential transaction.

On June 11, 2018, Ms. Dugle reported to the Engility Strategy Committee a discussion she had with Mr. Moraco earlier that day. Mr. Moraco indicated that the possibility of a transaction with Engility had been discussed with the SAIC Board the previous week, and that he was authorized to engage in further discussions. The Engility Strategy Committee was supportive of Ms. Dugle and Mr. Moraco continuing to exchange confidential information to help support Engility and SAIC’s analyses of the possible merits of a strategic combination of the two companies.

On June 13, 2018, Ms. Dugle had a meeting with the Chief Executive Officer of Company A to further discuss a potential business combination involving Company A and Engility. Following this conversation,

Engility entered into a non-disclosure agreement with Company A on that same date to facilitate the mutual exchange of confidential information (which was subsequently amended on July 12, 2018).

On June 14, 2018, Engility held preliminary discussions with Guggenheim Securities regarding its potential engagement as Engility’s financial advisor to support a review of Engility’s strategic alternatives and to assist Engility in soliciting potential interest from other bidders.

On June 20, 2018, members of management of Engility met with representatives of Company A in Reston, Virginia, to provide an overview of each party’s respective businesses.

On June 21, 2018, Ms. Dugle provided an update to the Engility Board regarding the progress of the discussions with SAIC and Company A. Ms. Dugle and other members of management recommended to the Engility Board that Engility formally engage Guggenheim Securities as its financial advisor in connection with its review of strategic alternatives and to assist Engility in soliciting potential interest from other bidders. Engility subsequently entered into an engagement letter with Guggenheim Securities on July 5, 2018.

On June 27, 2018, Ms. Dugle attended a dinner with Mr. Moraco and Donna Morea, a member of the SAIC Board.

On June 28, 2018, the Engility Strategy Committee held a meeting with members of Engility management, certain other members of the Engility Board and representatives from Guggenheim Securities. In connection with discussing the possibility of a strategic transaction, Guggenheim Securities and Engility reviewed a list of other potential acquirers that could complement Engility’s business and provide access to key customer segments where Engility was unrepresented.

At the direction of the Engility Strategy Committee, representatives of Guggenheim Securities contacted four potential strategic partners (in addition to Company A and SAIC) to discuss such companies’ interest in exploring a strategic transaction with Engility. These companies included: three companies in the pure-play government services industry and another company specializing in construction, engineering and government services. Following this outreach, one company in the government services industry, which we refer to as Company B and the company in the construction, engineering and government services industry, which we refer to as Company C, expressed their interest in conducting discussions to explore a potential strategic transaction with Engility.

On June 29, 2018, Ms. Dugle and Company A’s Chief Executive Officer held a call for a general status update on discussions regarding a potential transaction, including with respect to mutual due diligence.

On July 2, 2018, Engility entered into a non-disclosure agreement with Company C to facilitate the exchange of confidential information and further discussions between Engility and Company C.

On July 9, 2018, members of the Engility management team and Guggenheim Securities met with representatives of Company C in Washington D.C. to exchange preliminary information.

On July 10, 2018, Company B entered into a non-disclosure agreement with Engility to facilitate the exchange of confidential information and further discussions between Engility and Company B.

On July 10, 2018, Ms. Dugle had a call with Company A’s Chief Executive Officer to discuss the agenda for an in person meeting between executives of Engility and Company A.

On July 11, 2018, the Engility Board retained Weil, Gotshal & Manges LLP, which we refer to as Weil, as outside legal counsel to Engility in connection with the Engility Board’s evaluation of strategic alternatives. On this same date, members of Engility management met with members of SAIC management in Washington, D.C. to provide an overview of each party’s respective business and discuss the merits of a potential combination of the two businesses.

Also on July 11, 2018, an article was published by Reuters stating that Engility may be exploring a potential strategic transaction and identified certain potentially interested parties. Following the release of the article, Engility’s stock price increased approximately 10.5% over the previous day’s price of $31.66.

On July 12, 2018, members of Engility’s management team met with representatives of Company B in Reston, Virginia, to provide an overview of each party’s respective business.

Also on July 12, 2018, the SAIC Board of Directors convened a meeting, which included members of SAIC Management and representatives of Citi, financial advisor to SAIC. As part of this meeting, Mr. Moraco led a discussion of Engility’s strategic fit within SAIC’s broader M&A strategy, as well as key takeaways from the July 11 meeting between SAIC and Engility. The SAIC Board then reviewed an illustrative timeline for upcoming steps in the potential transaction, as well as developments from SAIC’s internal research team on market reactions to speculation about Engility being engaged in a sale process. This discussion was followed by an overview of potential terms to be included in a preliminary, non-binding Letter of Interest, which the SAIC Board approved for submission to Engility. The management team of SAIC thereafter regularly provided updates to the SAIC Board on the status of the proposed transaction and status of due diligence.

From July 12, 2018 until the announcement of the transaction, Engility, SAIC and their respective advisors continued their respective due diligence with respect to the other party, which included, among other things, the review of materials made available by each party in electronic data rooms maintained by Engility, SAIC and their respective advisors.

Also on July 12, 2018, the Engility Strategy Committee held a meeting with other members of the Engility Board, members of Engility management and representatives of Guggenheim Securities and Weil in attendance. Representatives from Guggenheim Securities reviewed their outreach process and the schedule of meetings with each of SAIC, Company A, Company B and Company C. A discussion ensued regarding potential transaction structures, including forms of consideration and the implications of an all-cash, all-stock or mixed cash and stock transaction.

Also on July 12, 2018, representatives from Company A informed members of Engility management and Guggenheim Securities, and representatives from Company C informed Guggenheim Securities, that Company A and Company C, respectively, were no longer interested in pursuing a strategic transaction with Engility.

On July 13, 2018, at the direction of the Engility Strategy Committee, Guggenheim Securities delivered a first round process letter to SAIC requesting that SAIC submit a preliminary indication of interest on or before 5:00 pm Eastern Time Friday, July 20, 2018, and a first round process letter to Company B, requesting that Company B submit a preliminary indication of interest by 5:00 pm Eastern Time on or before Friday, July 20, 2018.

On July 16, 2018, SAIC entered into a formal letter of engagement with Citi to act as its financial advisor in connection with the potential transaction with Engility.

On July 17, 2018, SAIC submitted a preliminary, non-binding indication of interest to Engility offering all-stock consideration at a fixed exchange ratio of 0.436 of a share of SAIC common stock for each share of Engility common stock, which would result in pro forma ownership by Engility stockholders of approximately 27% of the combined company. SAIC’s offer equated to an implied offer price of $37.52 based on the July 17, 2018 closing price for SAIC’s common stock of $86.06 and indicated potential annual run-rate net cost synergies of approximately $75 million. SAIC also proposed that the SAIC Board would be increased to 11 members and include two current Engility directors.

On July 18, 2018, the Engility Strategy Committee held a meeting with members of the Engility Board, members of Engility management and representatives from Guggenheim Securities and Weil. Guggenheim Securities provided a preliminary high-level analysis of SAIC’s proposal including a sensitivity analysis at certain potential exchange ratios. A discussion ensued regarding Engility’s potential strategic fit with SAIC and the merits of an all-stock offer. The Engility Strategy Committee decided that Guggenheim Securities should continue to discuss the economic terms of SAIC’s proposal with Citi, and that Engility should continue the reciprocal diligence with SAIC.

On July 20, 2018, representatives from a financial sponsor with experience and multiple past and present portfolio companies in the aerospace and defense sector, which we refer to as Company D,

approached Guggenheim Securities to express its interest in exploring a potential transaction with Engility. A meeting of the Engility Strategy Committee was scheduled for July 23, 2018 to review Company D’s expression of interest and the strategic considerations with respect to engaging with Company D.

Also on July 20, 2018, Engility engaged Fairmont Consulting Group to conduct commercial due diligence and to support Engility’s evaluation of SAIC’s forecast and the evaluation of potential synergy opportunities between Engility and SAIC.

On July 23, 2018, Company B submitted a preliminary, non-binding indication of interest to Engility, with all-cash consideration at a range of $37.00-38.00 per share of Engility’s common stock. $37.50, the midpoint of the preliminary range offered by Company B, represented an 8.7% premium to Engility’s then-current trading prices, and an 18.4% premium to Engility’s unaffected stock price on July 11, 2018 (the day prior to the date the Reuters article was released).

The Engility Strategy Committee met on July 23, 2018 with members of the Engility Board and Engility management, along with representatives of Weil and Guggenheim Securities, in attendance. Representatives of Guggenheim Securities reported that Company B had submitted a preliminary indication of interest and they were in the process of reviewing it. Guggenheim Securities also informed the Engility Strategy Committee that Company D had expressed interest in exploring a transaction with Engility. Weil and Guggenheim Securities discussed with the Engility Strategy Committee the implications of a transaction with a financial sponsor in the process as compared to a transaction with a strategic buyer, particularly with respect to execution risk, deal certainty and considerations regarding synergies. After discussion, the Engility Strategy Committee concluded that it would be in Engility’s best interest to engage with Company D, and instructed management to negotiate a non-disclosure agreement with Company D and allow Company D to conduct preliminary diligence. Company D entered into a non-disclosure agreement with Engility on July 25, 2018 and met with members of Engility management on July 26, 2018.

On July 25, 2018, SAIC entered into a formal letter of engagement with Stone Key as a financial advisor to SAIC and to provide a fairness opinion in connection with the potential transaction with Engility.

On July 26, 2018, the Engility Board held a telephonic meeting with members of Engility management and representatives from Guggenheim Securities and Weil in attendance. Representatives of Weil reviewed with the Engility Board its fiduciary duties and standards of judicial review that are applicable in merger and acquisition transactions. Guggenheim Securities then reviewed the indications of interest received from SAIC and Company B. Guggenheim Securities noted that SAIC’s all-stock offer projected $75 million in annual run-rate net cost synergies. Guggenheim Securities also noted that Company B projected $46 million in net cost synergies and that Company B had identified organizational conflict of interest (“OCI”) risk which could require as much as $150 million of revenue to be divested. The Engility Board then discussed the complementary nature of Engility and SAIC’s businesses and noted that the organizations are culturally and operationally aligned. Representatives of Weil explained that, given that SAIC had submitted an all-stock offer and Company B had submitted an all-cash offer, it would be preparing two forms of merger agreement in order to be prepared for either form of transaction. The Engility Board instructed Engility management and Guggenheim Securities to continue negotiations with SAIC, Company B and Company D.

On August 3, 2018, Company D submitted a preliminary, non-binding initial indication of interest to Engility, with an all-cash consideration at a range of $35.00 - $39.00 per share of Engility’s common stock. At the direction of the Engility Strategy Committee, Guggenheim Securities subsequently communicated to Company D that its continued participation in the transaction process would be permitted only with a revised proposal that increased the lower end of the indication range to at least $37.00 per share. Company D submitted a revised proposal on August 8, 2018 that proposed a range of $37.00 - $39.00 per share of Engility’s common stock.

On August 9, 2018, the Engility Strategy Committee held a meeting with members of Engility management, members of the Engility Board and representatives of Weil and Guggenheim Securities. Guggenheim Securities provided an update on the status of discussions with each of SAIC, Company B and Company D. Guggenheim Securities noted that mutual diligence was underway with SAIC, including via electronic data rooms and in person review sessions with representatives of their respective management teams and advisors. Guggenheim Securities further noted that one-way diligence with Company B was continuing and that Company D had commenced conducting diligence.

On August 10, 2018, the SAIC Board held a meeting with members of SAIC management present, along with representatives from Citi and Morrison & Foerster LLP, who we will refer to as “Morrison & Foerster”. Mr. Moraco led a discussion updating the SAIC Board on all events since the most recent board discussion and updating the Board on SAIC’s due diligence efforts with respect to Engility, including a preliminary assessment of due diligence findings to the Board. Mr. Moraco, with the assistance of Citi, then provided a presentation on SAIC management’s current preliminary financial analysis of Engility and the potential combined company. SAIC’s management team, with the assistance of Citi, then reviewed the key next steps for the transaction process with the SAIC Board.

On August 11, 2018, Company B informed Engility management that it would not be continuing in the transaction process due to its view of the OCI risk related to the transaction, which they believed was more significant than initially assumed.

On August 14, 2018, second-round process letters were distributed to SAIC and Company D, requesting that final bids be submitted on or before September 4, 2018 and that comments to the draft merger agreement be provided by August 27, 2018. The draft merger agreements were made available to SAIC and Company D on August 14, 2018.

On August 15, 2018, Mr. Moraco and Nazzic Keene of SAIC met with Ms. Dugle, Mr. Kerko, Mr. Topper, Mr. Savner, and Mr. Marino of Engility to discuss the strategic fit of the companies and other points on investment, integration, and growth strategies. The primary focus of the conversation was on business strategy, and there were no discussions on governance, specific pricing components, or transaction agreement terms.

On August 16, 2018, the Engility Strategy Committee held a meeting with members of Engility management and representatives of Weil and Guggenheim Securities. Guggenheim Securities confirmed that Company B would not be submitting a revised bid due to its assessment of OCI risk and provided an update on the status of discussions with SAIC and Company D and their respective diligence efforts.

On August 21, 2018, the SAIC Board held a meeting, which included members of SAIC management, and representatives of Citi and Morrison & Foerster in attendance. Mr. Moraco and Ms. Keene updated the Board on due diligence and transaction process that had occurred since the previous SAIC Board meeting. The due diligence review centered on revenue and profit considerations, human resources and talent considerations, and key considerations for the merger agreement based on diligence findings and the current transaction process. Mr. Moraco, with the assistance of Citi, then provided an updated financial analysis with respect to Engility and the potential combined company to the SAIC Board. The SAIC Board then reviewed next steps for the potential transaction, including a timeline and key financing considerations.

On August 23, 2018, the Engility Board held a meeting in Chantilly, Virginia with members of Engility management and representatives of Guggenheim Securities and Weil in attendance. Weil noted that SAIC had submitted a markup of the merger agreement the previous evening. Weil also reviewed with the Engility Board their fiduciary duties under Delaware law. Guggenheim Securities explained that Company D had not yet engaged legal or financial advisors and appeared to have conducted limited diligence to date. Guggenheim Securities then reviewed with the Engility Board its preliminary valuation analysis, including financial projections of Engility on a standalone and pro forma combined basis with SAIC. Members of Engility management and representatives of the Fairmont Consulting Group also reported on diligence findings and noted that SAIC had a strong portfolio fit with Engility. At the conclusion of the meeting, Weil and Guggenheim Securities were instructed to engage with SAIC’s legal and financial advisors to continue to negotiate the merger agreement and economic terms of a potential transaction.

From August 24-26, 2018, representatives of Weil and Guggenheim Securities had a number of discussions with members of Engility management and the Engility Strategy Committee to discuss points raised in SAIC’s comments to the draft merger agreement. In particular, Weil noted that SAIC had (i) requested that Birch Partners, Engility’s largest stockholder, enter into a voting agreement with SAIC to agree to vote its shares in support of the potential transaction, (ii) deleted the provisions in the draft merger agreement prohibiting SAIC from responding to unsolicited third party offers to acquire SAIC, (iii) prohibited the Engility Board from terminating the merger agreement in the event that it changed its recommendation to stockholders to adopt the merger agreement, and (iv) included buyer favorable financing provisions and a reverse termination fee. Weil also noted that SAIC had proposed that both Engility’s termination fee and SAIC’s termination fee should be equal to 3.5% of Engility’s equity value and that two Engility directors would serve on the board of the combined company. Weil was directed to coordinate a call with SAIC’s legal counsel to discuss their comments to the draft merger agreement and to work with legal counsel to Birch Partners to prepare a form of voting agreement to provide to SAIC’s legal counsel. Weil sent the initial draft of the voting agreement to SAIC’s legal counsel on August 31, 2018.

On August 27, 2018, representatives of Weil contacted representatives from Morrison & Foerster to discuss their comments to the merger agreement. Weil confirmed that it was preparing a draft voting agreement which would be provided to SAIC. Weil then highlighted the key open issues in the merger agreement and Engility’s position on those points. Later on August 27, 2018, Weil sent a revised draft of the merger agreement to Morrison & Foerster.

On August 30, 2018, the Engility Strategy Committee held a meeting, with members of Engility management and representatives from Weil and Guggenheim Securities in attendance. Guggenheim Securities reported that Company D had not yet submitted comments to the merger agreement, although it had not given notification that it did not plan to submit a final offer. Weil summarized a number of open points in the merger agreement and Engility’s response to those points in the draft merger agreement sent to SAIC, including: the reinsertion of Engility’s termination right in the event that the Engility Board changed its recommendation to stockholders to vote to adopt the merger agreement; the deletion of SAIC’s fiduciary’s exception for itself from the non-solicitation provisions in the event a third party acquisition proposal was received; the proposal that three of Engility’s directors would serve on the board of the combined company; the proposal that termination fees should be tied to each parties’ respective equity value and the deletion of the reverse termination fee. At the direction of the Engility Strategy Committee, Weil undertook to continue to negotiate with Morrison & Foerster to seek to resolve the open points.

On August 30, 2018, Morrison & Foerster sent a revised draft of the merger agreement to Weil. On August 31, 2018 and September 1, 2018, representatives of Weil and Guggenheim Securities held discussions with members of Engility management to discuss the remaining open issues in the merger agreement.

On August 31, 2018, the SAIC Board held a meeting, which included members of SAIC management, and representatives of Citi and Morrison & Foerster in attendance. Mr. Moraco provided an update on the negotiations and the key points that remained open in the merger agreement. The SAIC management team also reported on the status of due diligence efforts and integration planning. Mr. Moraco, with the assistance of Citi, then presented the Board with an updated financial analysis with respect to Engility and the potential combined company. Citi then provided the SAIC Board with an update on the transaction process and the direction as provided by the Engility team with respect to providing best and final offers. After discussion, the SAIC Board authorized SAIC management to revise its offer up to 28% post-merger ownership to Engility stockholders, and instructed SAIC management on the remaining open issues in the merger agreement, including offering two board seats to Engility directors.

On September 1, 2018, Weil had a call with Morrison & Foerster to discuss certain points raised in SAIC’s recent draft of the merger agreement, particularly with respect to Engility’s termination right in the event of a change in the Engility Board’s recommendation, SAIC’s ability to engage with unsolicited third party offers, the size of each company’s termination fees and the number of Engility’s seats on the board of the combined company. Morrison & Foerster noted that it had reviewed the draft voting agreement, and among other revisions, SAIC planned to insert “standstill” obligations and delete Birch Partners termination right in the event that the Engility Board changed its recommendation that Engility stockholders adopt the merger agreement. On September 2, 2018, Morrison & Foerster sent a revised draft of the voting agreement to Weil.

On September 4, 2018, SAIC submitted a revised indication of interest to Guggenheim Securities offering a fixed exchange ratio of 0.450 of a share of SAIC common stock in exchange for each share of Engility common stock, which would result in pro forma ownership by Engility stockholders of approximately 28% of the combined company. SAIC’s offer equated to an implied offer price of $40.96 based on the September 4, 2018 closing price for SAIC’s common stock and indicated potential annual run-rate net cost synergies of approximately $75 million. SAIC also proposed that the SAIC Board would be increased to 11 members and include two current Engility directors. Along with its indication of interest, SAIC requested that Engility negotiate exclusively with SAIC for a one-week period and provided a draft exclusivity agreement. Later that day, Company D informed Guggenheim Securities that it did not intend to submit a final bid.

On September 5, 2018, the Engility Board held a telephonic meeting with members of Engility management as well as representatives of Guggenheim Securities and Weil in attendance. Guggenheim Securities presented SAIC’s revised offer to the Engility Board and SAIC’s request for exclusivity. Guggenheim Securities explained that an exchange ratio of 0.450 represented a per share price of $40.96 based on the then-current SAIC per share price (which represented an 18.5% premium to Engility’s then-current price, and a 29.4% premium to Engility’s unaffected stock price on July 11, 2018 (the day the Reuters article was released)). This exchange ratio also equated to an implied ownership for Engility stockholders in the combined company of 28.0%. A discussion ensued among the Engility Board and its advisors regarding the adequacy of the offer and whether the Company should counter with a proposal of an exchange ratio of 0.460. Weil reviewed with the Engility Board the open points in the merger agreement and voting agreement and discussed a potential path to resolution with SAIC. Weil and Guggenheim Securities discussed a proposal on the size of termination fees for each of SAIC and Engility. At the conclusion of the meeting, the Engility Board determined that it would not agree to enter into an exclusivity agreement with SAIC and instructed Guggenheim Securities to continue to negotiate with Citi on economic points, including requesting a higher exchange ratio and Weil to continue to negotiate the open points in the merger agreement.

Over the course of September 6 and 7, 2018, Guggenheim Securities engaged in negotiations with Citi in an attempt to increase the exchange ratio.

On September 7, 2018, the Engility Board held a telephonic meeting with members of Engility management and representatives from Guggenheim Securities and Weil. Representatives from Weil noted that they had reached resolution with Morrison & Foerster on the open points in the merger agreement, and the Engility Board indicated that it agreed with the compromise position. In particular, Weil explained that Engility would accept SAIC’s deletion of Engility’s right to terminate the merger agreement in order to enter into an agreement with an unsolicited third party bidder that the Engility Board determines constitutes a superior proposal, however, this acceptance was conditioned on including an automatic termination provision in the voting agreement upon the Engility Board’s change in recommendation that Engility stockholders vote to adopt the merger agreement. Additionally, SAIC would retain the right to respond to an unsolicited proposal only if such proposal provided for SAIC to consummate the merger with Engility first. Weil also noted that SAIC had agreed to the proposal regarding the size of each company’s termination fee.

Ms. Dugle reported a discussion she had with Mr. Moraco during which she had proposed an exchange ratio of 0.460 of a share of SAIC common stock for each share of Engility common stock. Mr. Moraco explained that 0.450 was SAIC’s best and final offer and SAIC had no further room to negotiate. Guggenheim Securities also reported on its discussions with Citi and noted, as directed by the SAIC Board, that Citi also stated that SAIC would not agree to an increase in the proposed 0.450 exchange ratio. The Engility Board then engaged in a discussion of the optimal negotiation strategy going forward. After discussion, the Engility Board instructed Guggenheim Securities to make another attempt to negotiate an increase in the exchange ratio with Citi, and if it was unsuccessful to proceed based on SAIC’s current exchange ratio of 0.450. Guggenheim Securities indicated that, if requested, it was prepared to render its fairness opinion with respect to an exchange ratio of 0.450.

Following the meeting on September 7, 2018, Guggenheim Securities engaged in negotiations with Citi in an attempt to increase the exchange ratio. From that evening through the morning of September 9, 2018, Weil and Morrison & Foerster exchanged drafts of documents and held calls to resolve the remaining open points the merger agreement, voting agreement and disclosure schedules.

On September 9, 2018, the SAIC Board convened a special meeting with members of SAIC management present and representatives of Citi, Stone Key, and Morrison & Foerster in attendance. The SAIC Board was provided with materials from Citi and Stone Key prior to the meeting relating to each financial advisor’s review of the proposed transaction, along with proposed resolutions in connection with the potential transaction. The SAIC directors were advised of their fiduciary duties in connection with the potential transaction. Representatives from Citi and Stone Key then each independently led a presentation to the SAIC Board setting forth each of their respective financial analyses of the merger and the transactions contemplated by the merger agreement and rendered their respective oral opinions (which were subsequently confirmed in writing) to the SAIC Board to the effect that, as of the date of the opinion, and based upon and subject to the qualifications, limitations and assumptions set forth therein, the exchange ratio was fair, from a financial point of view, to SAIC. Representatives of Citi, at the request of the SAIC Board, also reviewed with the SAIC Board information regarding Citi’s relationships with each of SAIC and Engility, which information Citi had previously provided to SAIC. Representatives from Morrison & Foerster presented the final terms of the merger agreement, voting agreement, and other transaction documents to the directors. Representatives from Citi reviewed the terms of the debt commitment letter and credit facility with the directors. After review and discussion, the SAIC Board unanimously adopted resolutions approving the merger agreement and the merger, the execution of the merger agreement and the consummation of the transactions contemplated thereby and declaring advisable and recommending that the SAIC stockholders vote to approve and adopt the stock issuance in connection with the proposed merger.

On September 9, 2018, the Engility Board held a telephonic meeting with members of Engility management and representatives of Weil and Guggenheim Securities. Prior to the meeting, the directors were provided with materials from Weil and Guggenheim Securities relating to their review of the proposed transaction and proposed resolutions in connection with the potential transaction. Representatives from Weil reviewed with the Engility Board its fiduciary duties and updated the Engility Board on the final terms of the merger agreement, voting agreement and related documents. Guggenheim Securities reviewed with Engility’s board of directors Guggenheim Securities’ financial analysis of the exchange ratio and rendered an oral opinion, confirmed by delivery of a written opinion dated September 9, 2018, to Engility’s board of directors to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the exchange ratio in connection with the merger was fair, from a financial point of view, to the Engility stockholders. Representatives of Weil then reviewed with the Engility Board the resolutions in connection with the merger agreement and the transactions contemplated thereby. After discussion, the Engility Board unanimously adopted resolutions approving the merger agreement and the merger, the execution of the merger agreement and the consummation of the transactions contemplated thereby and declaring advisable and recommending that the Engility stockholders vote to approve and adopt the merger agreement.

Later on September 9, 2018, Engility and SAIC executed the merger agreement. On September 10, 2018, SAIC and Engility issued a joint press release announcing the merger agreement.

SAIC’s Reasons for the Merger; Recommendation of the Stock Issuance by the SAIC Board

In evaluating the merger agreement and the proposal to issue shares of SAIC common stock in connection with the combination, the SAIC board consulted with SAIC’s management and legal and financial advisors. In connection therewith, the SAIC board considered a number of factors, including the following factors which the SAIC board viewed as generally supporting its decision to approve and enter into the proposed merger agreement and recommend that SAIC shareholders vote “FOR” approval of the SAIC stock issuance proposal:

Strategic Factors. The SAIC board evaluated six key strategic factors supporting its approval of and entry into the proposed merger agreement:

•	that the combined company will be a leader in the Federal Government Services sector, with pro forma revenues of approximately $6.5 billion and approximately 23,000 employees;
•	the proposed merger combines two leading government service providers with highly-complementary capabilities, customers, and cultures;
•	SAIC’s current organizational structure has strong alignment to Engility’s current business units and capabilities, which facilitates a more efficient and effective integration of the best talent and business operations;

•	the proposed merger enhances shareholder value through improved cash flow and margin profile driven by cost synergies and increased growth from greater customer access with more competitive and differentiated solutions;

•	the proposed merger accelerates both companies’ long term strategies, creating a market sub-segment scale in strategic business areas of national interest; and
•	the limited nature of other actionable opportunities of this scale for SAIC to consider, and the risk of diminished competitive positioning if Engility were to combine with an industry competitor.

Other Factors Considered by the SAIC Board. In addition to considering the strategic factors described above, the SAIC Board considered the following additional factors, all of which it viewed as supporting its decision to approve the proposed combination:

•	its knowledge of SAIC’s business, operations, financial condition, earnings and prospects on a standalone basis and of Engility’s business, operations, financial condition, earnings and prospects, taking into account the results of SAIC’s due diligence review of Engility;

•	the fact that the exchange ratio is fixed and will not fluctuate based upon changes in the market price of the SAIC common stock between the date of the merger agreement and the date of the consummation of the proposed combination, providing greater certainty to SAIC regarding the anticipated financial benefits of the combination;

•	the expectation of maintaining a dividend payout ratio similar to SAIC’s historical dividend payout ratio following the merger;
•	the opinions of Citi and Stone Key, each dated September 9, 2018, to the SAIC Board, which opinions are attached hereto as Annexes C and D, respectively, to the effect that, as of that date and based on and subject to various assumptions and limitations described in their respective opinions, the merger consideration to be paid by SAIC was fair, from a financial point of view, to SAIC, as more fully described below under the caption “—Opinions of SAIC’s Financial Advisors”;

•	the terms and conditions of the merger agreement;
•	the fact that, in the event of a termination of the merger agreement by SAIC due to a change in the Engility Board recommendation, Engility will pay SAIC a termination fee of $50 million, as described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach;” and

•	the expectation that the combined company will have improved adjusted EBITDA margins and revenue growth.

The SAIC Board weighed the advantages and opportunities listed above against a number of other factors identified in its deliberations as weighing negatively against the proposed combination, including:

•	the risk that integration costs may be greater than anticipated;
•	the challenges inherent in the combination of two businesses of the size and scope of SAIC and Engility and the cultures of each business, including the risks that it may be difficult to retain key employees and that management’s attention might be diverted for an extended period of time;

•	the substantial cost of integrating the two companies, which SAIC projects will be approximately $75 million (excluding transaction expenses) over the first few years after the closing;
•	the risk of not achieving all of the anticipated cost savings and the risk that strategic benefits and other anticipated benefits might not be realized or may take longer than expected to achieve; and
•	the risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

In view of the factors considered in connection with its evaluation of the proposed merger and the complexity of these matters, the SAIC board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the proposed merger and the merger agreement and to make its recommendation to SAIC shareholders. In addition, individual members of the SAIC board may have given differing weights to different factors. In reaching its determination to approve the proposed merger and the merger agreement, the SAIC board conducted an overall review of the factors described above, including thorough discussions with SAIC’s management and outside legal and financial advisors.

The SAIC board unanimously determined that the proposed merger, the merger agreement and the transactions contemplated by the merger agreement, including the issuance of SAIC common stock to Engility stockholders in connection with the combination, are in the best interests of SAIC and its stockholders and unanimously approved the merger agreement and the transactions contemplated by the merger agreement.

The SAIC Board unanimously recommends that SAIC stockholders vote “FOR” the SAIC stock issuance proposal and “FOR” the SAIC adjournment proposal.

Engility’s Reasons for the Merger; Recommendation of the Merger by the Engility Board

In evaluating the merger agreement and the merger, the Engility Board consulted with and received the advice of Engility’s management and its legal and financial advisors. The Engility Board considered a number of factors, including, but not limited to, the following factors which the Engility Board viewed as generally supporting its decision to approve and enter into the merger agreement and recommend that Engility stockholders vote “FOR” the Engility merger proposal, “FOR” the Engility compensation proposal and “FOR” the adjournment proposal.

Strategic Considerations

The Engility Board believes the merger will provide a number of significant strategic opportunities, including the following:

•	Market Leadership. The merger would create a leading technology integrator in government services, with pro forma revenue of $6.5 billion for the last twelve months;
•	Balanced and Diversified Portfolio. The merger would represent the combination of two companies with highly complementary portfolios. The resulting company would possess sub-segment scale in strategic business areas of national interest, including intelligence, space and defense;
•	Improved Financial Profile and Opportunity for Investment. The merger would improve the financial profile of the combined company, providing significant cash flow generation and increased opportunity for investment in differentiated solutions;
•	Opportunity for Future Strategic Transactions. The merger would deleverage Engility, reduce interest expense and enable the combined company to engage in potential future acquisitions.

•	Enhanced Value for Customers. The merger would result in a more comprehensive suite of capabilities serving a broad set of customers, as Engility’s expertise in next-generation systems engineering and integration services would augment SAIC’s strong mission, engineering and enterprise IT offerings. The transaction is also expected to result in savings for customers under cost plus contracts, as the combined company would distribute infrastructure costs over a larger revenue base; and
•	Significant Cost Savings Opportunities. The merger is expected to generate annual net cost synergies of approximately $75 million. The savings would be achieved by implementing best practices throughout the combined company’s operations and eliminating duplicative costs.

Knowledge of the Industry and the Companies

The Engility Board has substantial knowledge of the industry and of the parties to the merger agreement on which it based its decision, including:

•	Business, Financial Condition, Strategy and Prospects. The Engility Board has extensive knowledge of the business, operations, financial condition, earnings and prospects, properties and assets, industry trends and economic and market conditions of both SAIC and Engility (both on a historical and a prospective basis), and the current and prospective business climate in the industries in which Engility and SAIC operate, including the alternatives reasonably available to Engility were it to remain independent; and
•	Assessment of Standalone Prospects and Due Diligence Review of SAIC. The Engility Board considered in detail the prospective financial results of Engility as a standalone company (as well as the risks involved in achieving those results), the fit of the business combination with Engility’s previously established strategic goals and the results of the due diligence review of SAIC and its business conducted by Engility and its advisors.

Financial Considerations

The Engility Board believes the merger will result in significant financial benefits, including the following:

•	Attractive Merger Consideration. The value implied by the merger consideration to be received by Engility stockholders is attractive compared to the Engility Board’s assessment of the value of Engility as an independent company;
•	Stock-for-Stock Transaction. The fact that the all-stock merger consideration would provide Engility stockholders the opportunity to participate in the future earnings and growth potential of the combined company following the consummation of the merger;
•	Enhanced Shareholder Value Creation. The combined company will have improved operating margins, greater customer access and more competitive and differentiated solutions, supported by cost synergies and improved cash flow; and
•	Transaction Synergies. The merger is expected to enhance the combined company’s opportunities for revenue expansion due to an increased customer base and the combined capabilities of Engility and SAIC, which are highly complementary of one another.

Terms of the Merger Agreement

The Engility Board believes the terms of the merger agreement reached by the parties are fair and favorable to Engility and its stockholders, for reasons that include the following:

•	Negotiations with SAIC. The extensive arm’s-length negotiations and discussions with SAIC, and the Engility Board’s belief based on those negotiations and discussions that the terms set forth in the merger agreement were favorable to Engility and its stockholders and were the most favorable terms to which SAIC was willing to agree;
•	Fairness Opinion. The Engility Board considered the opinion, dated September 9, 2018, of Guggenheim Securities to the Engility Board as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio in connection with the merger to the stockholders of Engility, which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled “Opinion of Engility’s Financial Advisor” below;

•	Ability to Respond to Unsolicited Proposals. The ability of the Engility Board, under certain circumstances specified in the merger agreement, to consider and respond to an unsolicited alternative transaction proposal from a third party made prior to the time Engility stockholders approve the Engility merger and the merger agreement;
•	Ability to Withdraw or Change Recommendation. The ability of the Engility Board, under certain conditions specified in the merger agreement, to withdraw or modify, in a manner adverse to SAIC, its recommendation that Engility stockholders vote in favor of the approval of the merger agreement and the merger, subject to good faith negotiations with SAIC, if the Engility Board concludes in good faith, after consultation with its financial advisor and outside legal counsel, that a failure to take such actions in respect of a superior proposal or an intervening event that was unknown to or not reasonably foreseeable by the Engility board would be inconsistent with its fiduciary duties under applicable laws;
•	Limitation on SAIC in Responding to Unsolicited Proposals. The limitation on SAIC’s ability to respond to an unsolicited proposal to acquire it, such that SAIC effectively can only respond to an unsolicited proposal that requires either that SAIC first consummate the merger with Engility (i.e., the unsolicited bidder would be seeking to acquire the combined company) or that the merger agreement is terminated solely as a result of Engility stockholder approval not being obtained; and
•	Merger Qualifies as a “Reorganization”. The parties’ expectation and intention that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Likelihood of Consummation of the Business Combination

The contemplated business combination is likely to be consummated due to the commitments by both Engility and SAIC to complete the merger, as well as other indicators including:

•	Regulatory Approvals. The likelihood that the transaction will be approved by regulatory authorities, along with the covenants from Engility and SAIC to cooperate in obtaining regulatory approvals and to use their reasonable best efforts to obtain regulatory approvals; and
•	Voting Agreement. Simultaneously with the execution of the merger agreement, Birch Partners, which is entitled to vote approximately 30% of the voting securities of Engility, entered into a voting agreement with SAIC, pursuant to which Birch Partners agreed to vote “FOR” the adoption of the merger agreement.

In the course of its deliberations regarding the merger, the Engility Board also considered the following factors and risks, which it determined did not outweigh the expected benefits to Engility and its stockholders:

•	the potential impact of the restrictions under the merger agreement on Engility’s and SAIC’s ability to take certain actions during the period between execution of the merger agreement and the consummation of the merger, generally requiring the companies to conduct business only in the ordinary course (which could delay or prevent the companies from exploring certain business opportunities that may arise pending completion of the merger);
•	certain provisions of the merger agreement may have the effect of discouraging proposals for alternative acquisition transactions, including: (i) the restrictions on Engility’s ability to solicit proposals for alternative transactions; and (ii) the opportunity for SAIC to match any superior proposal;

•	the fact that the SAIC Board is permitted to change its recommendation that SAIC stockholders vote in favor of the approval of the merger agreement and the merger if there is an intervening event (which includes an unsolicited acquisition proposal that is not a Permitted Parent Acquisition Proposal (i.e., an offer that seeks to break up the merger);
•	the fact that the merger agreement does not provide a termination right for Engility in the event that the Engility Board changes its recommendation that Engility stockholders approve the merger;
•	the possibility that the public announcement of the merger agreement may have an adverse effect on Engility’s operating results between signing and closing and Engility’s ability to attract and retain key management and personnel;
•	the fact that the consummation of the merger is subject to conditions including the approval by Engility and SAIC stockholders, the termination or expiration of the waiting period under the HSR Act, and receipt of a tax opinion;
•	the risk that the transactions contemplated by the merger agreement, including the merger, might not be consummated, and the fact that if they are not consummated, Engility’s senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the business combination, Engility will have incurred significant transaction costs and Engility’s relationships with its customers, suppliers, employees and other third parties may be adversely affected;
•	the amount of time it could take to complete the merger, and the risk that the pendency of the merger for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on Engility or the combined company;
•	the risk of not capturing all the anticipated cost savings and synergies between Engility and SAIC and the risk that other anticipated benefits might not be realized;
•	the challenges inherent in the combination of two businesses of the size and scope of Engility and SAIC and the size of the companies relative to each other, including the risk that integration costs may be greater than anticipated and the possible diversion of management’s attention for an extended period of time;
•	the risks that the stock price of the combined entity might decline, including the possible adverse effects on the stock price of the combined entity if any expected benefits or synergies are not realized on a timely basis or at all;
•	the potential that the fixed exchange ratio under the merger agreement, and the absence of a collar or other mechanism to mitigate the risk of price fluctuations, could result in a marked reduction in the value of the merger consideration to be received by Engility stockholders upon consummation of the merger;
•	the risk that, despite the efforts of Engility and SAIC prior to the consummation of the merger, the combined company may lose key personnel;
•	the risk that changes in the regulatory landscape, new technological developments or government funding/budget decreases may adversely affect the benefits anticipated to result from the merger;
•	the risks of the type and nature described under “Risk Factors” beginning on page 25 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23; and
•	other risks commonly associated with transactions such as the merger, including the risk of stockholder litigation.

The foregoing discussion of the factors considered by the Engility Board is not intended to be exhaustive, but rather includes the principal factors considered by the Engility Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Engility Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and to make its recommendations to Engility stockholders. In addition, individual members of the Engility board may have given differing weights to different factors. The Engility Board conducted an overall review of the factors described above, including thorough discussions with Engility’s management and outside legal and financial advisors.

In considering the recommendation of the Engility Board to approve the merger proposal, Engility stockholders should be aware that Engility’s directors may have interests in the merger that are different from, or in addition to, those of Engility stockholders generally. For additional information, see the section under the caption “Financial Interests of Engility Directors and Executive Officers in the Merger” beginning on page 85.

The explanation of the reasoning of the Engility board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23.

Opinions of SAIC’s Financial Advisors

Opinion of Citi

SAIC has engaged Citi to act as its financial advisor in connection with the proposed merger. In connection with Citi’s engagement, the SAIC board of directors requested that Citi evaluate the fairness, from a financial point of view, to SAIC of the exchange ratio. On September 9, 2018, at a meeting of the SAIC board of directors held to evaluate the proposed merger and at which the merger agreement was approved, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated September 9, 2018, to the SAIC board of directors to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to SAIC.

The full text of Citi’s written opinion, dated September 9, 2018, which describes the assumptions made, procedures followed, matters considered, and limitations and qualifications on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the SAIC board of directors (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view to SAIC and did not address any other terms, aspects or implications of the merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of SAIC to effect the merger, the relative merits of the merger as compared to any alternative business strategies or transactions that might exist for SAIC or the effect of or on any other transaction which SAIC might engage. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger or any related matter.

In arriving at its opinion, Citi:

•	reviewed the merger agreement;
•	held discussions with certain senior officers, directors and other representatives and advisors of SAIC and certain senior officers and other representatives and advisors of Engility concerning the businesses, operations and prospects of SAIC and Engility;

•	examined certain publicly available and other business and financial information relating to SAIC and Engility as well as certain financial forecasts and other information and data relating to SAIC and Engility which were provided to or discussed with Citi by the respective managements of SAIC and Engility, including financial forecasts related to SAIC and Engility that Citi was directed by SAIC to use in connection with Citi’s analysis and Citi’s opinion, which we refer to in this section as the “forecasts”;

•	discussed with SAIC’s management information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by SAIC’s management to result from the merger, which we refer to in this section as the “synergies”;

•	reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of SAIC Common Stock and shares of common stock of Engility, the historical and projected earnings and other operating data of SAIC and Engility, and the capitalization and financial condition of SAIC and Engility;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the merger;
•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of SAIC and Engility;

•	evaluated certain potential pro forma financial effects of the merger on SAIC utilizing, at the direction of SAIC, the forecasts; and
•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the respective managements of SAIC and Engility that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the forecasts and the synergies, Citi was advised by the respective managements of SAIC and Engility that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of SAIC and Engility as to the future financial performance of SAIC and Engility, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by SAIC’s management to result from the merger and the other matters covered thereby, and Citi assumed, with SAIC’s consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in the forecasts and the synergies will be realized in the amounts and at the times projected. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Citi assumed, with SAIC’s consent, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on SAIC, Engility or the contemplated benefits to SAIC of the merger. Citi did not express any opinion as to what the value of the SAIC Common Stock actually will be when issued pursuant to the merger or the price at which the SAIC Common Stock will trade at any time. Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SAIC or Engility and Citi did not make any physical inspection of the properties or assets of SAIC or Engility. Citi expressed no view as to, and its opinion did not address, the underlying business decision of SAIC to effect the merger, the relative merits of the merger as compared to any alternative business strategies or transactions that might exist for SAIC or the effect of or on any other transaction in which SAIC might engage. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, to Citi as of the date of its opinion.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its opinion based on the results of all analyses undertaken by Citi and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of SAIC and Engility. No company, business or transaction reviewed is identical or directly comparable to SAIC, Engility or the merger and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results from any particular analysis.

The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the merger. The type and amount of consideration payable in the merger was determined through negotiations between SAIC and Engility and the decision to enter into the merger agreement was solely that of the SAIC board of directors. Citi’s opinion was only one of many factors considered by the SAIC board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the SAIC board of directors or SAIC’s management with respect to the merger or the exchange ratio.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses prepared and reviewed with the SAIC board of directors in connection with Citi’s opinion, dated September 9, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Citi assumes no responsibility if future results are different from those described, whether or not any such difference is material. Financial data utilized for SAIC and Engility in the financial analyses described below, to the extent based on financial forecasts and estimates of SAIC’s or Engility’s management, were based on the forecasts, which SAIC directed Citi to use.

In calculating the implied exchange ratio reference ranges as reflected in the financial analyses described below, Citi divided the low-ends (or high-ends, as the case may be) of the approximate implied equity value reference ranges derived for Engility from such analyses by the high-ends (or low-ends, as the case may be) of the approximate implied equity value reference ranges derived for SAIC from such analyses in order to calculate the low-ends (or high-ends) of the implied exchange ratio reference ranges.

Selected Public Companies Analyses.

Citi performed separate selected public companies analyses of Engility and SAIC in which Citi reviewed certain financial and stock market information relating to Engility, SAIC and the selected publicly traded companies listed below.

Engility. In its selected public companies analysis of Engility, Citi reviewed certain financial and stock market information relating to Engility and the following four selected entities that Citi considered generally relevant as publicly traded companies with operations in the government information technology services industry, which are collectively referred to as the “Engility selected companies”:

•	Booz Allen Hamilton Holding Corporation
•	CACI International Inc.
•	Leidos Holdings, Inc.
•	ManTech International Corporation

Citi reviewed, among other information, closing stock prices (as of September 7, 2018), as a multiple of calendar year 2018 and calendar year 2019 estimated earnings per share, adjusted to exclude one-time, non-recurring items and amortization expense, which we refer to as adjusted EPS. Citi also reviewed estimated firm value, calculated as equity value (based on closing stock prices of the Engility selected companies on September 7, 2018) plus debt, less cash and cash equivalents and other adjustments, which we refer to as “FV,” as a multiple of projected earnings before interest, taxes, depreciation and amortization, excluding one-time, non-recurring items, which we refer to as “adjusted EBITDA”, for calendar year 2018 and calendar year 2019. Financial data of the Engility selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Engility was based on the forecasts, publicly available Wall Street research analysts’ estimates, public filings and other publicly available information.

The overall low to high calendar year 2018 and calendar year 2019 estimated FV to adjusted EBITDA multiples and overall low to high calendar year 2018 and calendar year 2019 estimated stock price to adjusted EPS multiples observed for the Engility selected companies were as follows:

•	calendar year 2018 estimated FV to adjusted EBITDA multiples: 12.6x to 16.0x;
•	calendar year 2018 estimated stock price to adjusted EPS multiples: 15.8x to 21.9x;
•	calendar year 2019 estimated FV to adjusted EBITDA multiples: 12.0x to 14.6x; and
•	calendar year 2019 estimated stock price to adjusted EPS multiples: 14.5x to 19.9x.

Citi observed that the calendar year 2018 and calendar year 2019 estimated FV to adjusted EBITDA multiples for Engility were 12.7x and 12.6x, respectively, based on publicly available Wall Street research analysts’ estimates.

Citi observed that the calendar year 2018 and calendar year 2019 estimated stock price to adjusted EPS multiples for Engility were 18.1x and 16.8x, respectively, based on publicly available Wall Street research analysts’ estimates. Citi then applied the following selected ranges of calendar years 2018 and 2019 estimated FV to adjusted EBITDA multiples and calendar year 2018 and 2019 estimated stock price to adjusted EPS multiples, each derived from the Engility selected companies and based on Citi’s professional judgment and experience, to corresponding data of Engility based on the forecasts:

•	calendar year 2018 estimated FV to adjusted EBITDA multiples: 12.5x to 16.0x;
•	calendar year 2018 estimated stock price to adjusted EPS multiples: 16.0x to 22.0x;
•	calendar year 2019 estimated FV to adjusted EBITDA multiples: 12.0x to 14.5x; and
•	calendar year 2019 estimated stock price to adjusted EPS multiples: 14.5x to 20.0x.

From this analysis, using its professional judgment, Citi derived an implied average equity value reference range for Engility of $1.294 billion to $1.786 billion.

SAIC. In its selected public companies analysis of SAIC, Citi reviewed certain financial and stock market information relating to SAIC and the following four selected entities that Citi considered generally relevant as publicly traded companies with operations in the government information technology services industry, which are collectively referred to as the “SAIC selected companies”:

•	Booz Allen Hamilton Holding Corporation
•	CACI International Inc.
•	Leidos Holdings, Inc.
•	ManTech International Corporation

Citi reviewed, among other information, closing stock prices (as of September 7, 2018), as a multiple of calendar year 2018 and calendar year 2019 estimated adjusted EPS. Citi also reviewed estimated FV as a multiple of adjusted EBITDA, for calendar year 2018 and calendar year 2019. Financial data of the SAIC selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of SAIC was based on the forecasts, publicly available Wall Street research analysts’ estimates, public filings and other publicly available information.

The overall low to high calendar year 2018 and calendar year 2019 estimated FV to adjusted EBITDA multiples and overall low to high calendar year 2018 and calendar year 2019 estimated stock price to adjusted EPS multiples observed for the SAIC selected companies were identical to the corresponding multiples observed for the Engility selected companies discussed above.

Citi observed that the calendar year 2018 and calendar year 2019 estimated FV to adjusted EBITDA multiples for SAIC were 14.8x and 13.9x, respectively, based on publicly available Wall Street research analysts’ estimates, and the calendar year 2018 and calendar year 2019 estimated stock price to adjusted EPS multiples for SAIC were 20.3x and 18.5x, respectively, based on publicly available Wall Street research analysts’ estimates. Citi then applied the following selected ranges of calendar years 2018 and 2019 estimated FV to adjusted EBITDA multiples and calendar year 2018 and 2019 estimated stock price to adjusted EPS multiples, each derived from the SAIC selected companies and based on Citi’s professional judgment and experience, to corresponding data of SAIC based on the forecasts:

•	calendar year 2018 estimated FV to adjusted EBITDA multiples: 12.5x to 16.0x;
•	calendar year 2018 estimated stock price to adjusted EPS multiples: 16.0x to 22.0x;
•	calendar year 2019 estimated FV to adjusted EBITDA multiples: 12.0x to 14.5x; and
•	calendar year 2019 estimated stock price to adjusted EPS multiples: 14.5x to 20.0x.

From this analysis, using its professional judgment, Citi derived an implied average equity value reference range for SAIC of $3.258 billion to $4.391 billion.

Utilizing the selected approximate implied average equity value reference range derived for SAIC and the selected approximate implied average equity value reference range derived for Engility, in each case as described above, Citi calculated the following implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.341x – 0.631x	0.450x

Citi noted that the exchange ratio was within the implied exchange ratio reference range derived from the selected public companies analyses of Engility and SAIC.

Discounted Cash Flow Analyses.

Citi performed separate discounted cash flow analyses of Engility and SAIC.

Engility. With respect to Citi’s discounted cash flow analysis of Engility, Citi calculated the estimated present value of the unlevered, after-tax free cash flows that Engility was forecasted to generate during the last six months of fiscal year 2018 through fiscal year 2022, based on the forecasts. The estimated range of terminal values of Engility was calculated by applying a selected range of perpetuity growth rates of 2.0% to 2.5% to Engility’s estimated unlevered, after-tax free cash flows for the terminal year, as provided by SAIC’s management. The forecasted unlevered, after-tax free cash flows for Engility for the last six months of fiscal year 2018 through fiscal year 2022 and the derived range of terminal values were then discounted to present values, as of June 30, 2018, using discount rates ranging from 8.6% to 9.8%, which Citi derived based on estimates of Engility’s weighted average cost of capital. The present values of the unlevered, after-tax free cash flows and the range of derived terminal values were then adjusted for Engility’s net debt and minority interest balances as of June 29, 2018, and Engility’s post-tax underfunded pension and defined benefit liability as of December 31, 2017, income tax liabilities and certain tax attributes, as provided by SAIC’s management, to derive an implied reference range of equity values for Engility of $907 million to $1.336 billion.

SAIC. With respect to Citi’s discounted cash flow analysis of SAIC, Citi calculated the estimated present value of the unlevered, after-tax free cash flows that SAIC was forecasted to generate during the last six months of fiscal year 2019 through fiscal year 2023, based on the forecasts. The estimated range of terminal values of SAIC was calculated by applying a selected range of perpetuity growth rates of 2.0% to 2.5% to SAIC’s estimated unlevered, after-tax free cash flows for the terminal year, as provided by SAIC’s management. The forecasted unlevered, after-tax free cash flows for SAIC for the last six months of fiscal year 2019 through fiscal year 2023 and the derived range of terminal values were then discounted to present values, as of July 31, 2018, using discount rates ranging from 7.8% to 8.9%, which Citi derived based on estimates of SAIC’s weighted average cost of capital. The present values of the unlevered, after-tax free cash flows and the range of derived terminal values were then adjusted for SAIC’s net debt balance as of August 3, 2018 as provided by SAIC’s management, to derive an implied reference range of equity values for SAIC of $3.194 billion to $4.329 billion.

Utilizing the selected approximate implied equity value reference range derived for SAIC and the selected approximate implied equity value reference range derived for Engility, in each case as described above, Citi calculated the following implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.242x – 0.481x	0.450x

Citi noted that the exchange ratio was within the implied exchange ratio reference range derived from the discounted cash flow analyses of Engility and SAIC.

Certain Additional Information

Citi also observed certain additional factors that were not considered part of Citi’s financial analyses with respect to its opinion but were noted for informational purposes for the SAIC board of directors, including the following:

Illustrative Pro Forma Discounted Cash Flow Analysis. Citi performed, for informational reference, an illustrative discounted cash flow analysis of the pro forma combined company in which Citi calculated the estimated present value (as of January 31, 2019) of the standalone unlevered, after-tax free cash flows that the pro forma combined company was forecasted to generate during the fiscal years ending January 31, 2020 through January 31, 2023 based on the forecasts, after taking into account the synergies. Citi performed this illustrative analysis by generally utilizing the methodology described in the section above under “—Discounted Cash Flow Analyses” and by applying estimates of SAIC’s weighted average cost of capital. This indicated an approximate implied equity value reference range for the pro forma combined company of $83.80 to $114.39 per share, which indicated an incremental dollar value range of $11.03 to $16.24 per share of SAIC Common Stock as compared to SAIC on a standalone basis. Actual results achieved by the combined company may vary from forecasted results and variations may be material.

Illustrative Discounted Cash Flow Analysis of Engility Including Synergies. Citi performed, for informational reference, an illustrative discounted cash flow analysis of Engility including the synergies in which Citi calculated the estimated present value (as of June 30, 2018) of the standalone unlevered, after-tax free cash flows that Engility was forecasted to generate during the last six months of fiscal year

2018 through fiscal year 2022, based on the forecasts, after taking into account the synergies. Citi performed this illustrative analysis by generally utilizing the methodology described in the section above under “—Discounted Cash Flow Analyses” and by applying estimates of Engility’s weighted average cost of capital. This indicated an approximate implied equity value reference range for Engility of $40.15 to $55.90 per share.

Selected Precedent Transactions Analysis. Citi performed, for informational reference, a selected precedent transactions analysis for Engility. Using publicly available information, Citi reviewed financial data relating to the following four selected transactions that Citi considered generally relevant as transactions announced since March 2015 involving companies with operations in the government information technology services industry, collectively referred to in this section as the “selected transactions”:

Announcement Date	Acquiror	Target
March 2018	General Dynamics Corporation	CSRA Inc.
January 2018	On Assignment, Inc.	ECS Federal, LLC
January 2016	Leidos Holdings, Inc.	Lockheed Martin Corporation’s Information Systems & Global Solutions business segment
March 2015	Science Applications International Corporation	Scitor Corporation

Citi reviewed, among other information, adjusted firm values of the selected transactions, calculated as the purchase prices paid for the target companies’ equity plus debt, less cash and cash equivalents and other adjustments, as multiples, to the extent publicly available, of the last twelve months’ EBITDA for the twelve months prior to the announcement of each transaction. The observed low to high multiples referenced in such analysis for the selected transactions were 10.2x to 12.3x. Based on its professional judgment and taking into consideration the observed multiples for the selected transactions, Citi then applied a selected range of multiples of 10.2x to 12.3x to Engility’s last twelve months’ adjusted EBITDA at June 29, 2018 of $171 million, which was based on public filings and which was further adjusted by SAIC’s management. Financial data of the selected transactions were based on publicly available information. From this analysis, using its professional judgment, Citi derived an implied equity value reference range for Engility of $990 million to $1.349 billion.

Precedent Premiums Paid Analysis. Citi also observed, for informational purposes, the first quartile, median and third quartile one-day unaffected premiums paid in precedent all-stock transactions announced since January 2010 (with transaction values greater than $500 million) that Citi deemed appropriate in its professional judgment. The analysis indicated first quartile and third quartile one-day unaffected premiums of 8.3% to 30.9% (with a median of 18.2%). Citi then calculated an illustrative per share equity value reference range of $34.30 to $41.45 (rounded to the nearest $0.05) using the closing price of shares of common stock of Engility of $31.66 per share on July 11, 2018 (the day prior to media reports that Engility was exploring a potential sale).

Historical Stock Prices. Citi also observed, for informational purposes, historical stock prices of shares of common stock of Engility during the 52-week period ended September 7, 2018, which indicated during such period low and high closing prices for shares of common stock of Engility of approximately $21.19 and $37.76 per share.

Equity Research Analysts’ Price Targets. Citi also observed, for informational purposes, publicly available Wall Street research analysts’ one-year forward price targets for shares of common stock of Engility, which indicated an overall low to high target stock price range for shares of common stock of Engility of $26.00 to $40.00 per share. Citi also observed that the range of such targets, discounted one year at a 10.2% cost of equity, was $23.60 to $36.30 (rounded to the nearest $0.05).

Miscellaneous

SAIC has agreed to pay Citi for its services in connection with the proposed merger an aggregate fee of $18.5 million, $3.0 million of which became payable upon delivery of Citi’s opinion and $15.5 million of which is payable contingent upon consummation of the merger. In addition, SAIC agreed to reimburse Citi for Citi’s expenses, including fees and expenses of outside legal counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement.

As the SAIC board of directors was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other financial services to SAIC unrelated to the proposed merger, for which services Citi and its affiliates received and expect to receive compensation, including, without limitation, during the two year period prior to the date of Citi’s opinion, having acted or acting as a lead left arranger on a repricing of a revolving credit facility, a Term Loan A and a Term Loan B for SAIC in January 2018, for which services Citi and its affiliates received customary fees. As the SAIC board of directors also was aware, at SAIC’s request in connection with the merger, Citi and its affiliates may act as (i) a joint lead arranger, joint bookrunner for, and a lender under, certain senior unsecured credit facilities of SAIC, and (ii) a dealer manager for a tender offer to be undertaken relating to certain outstanding senior notes of Engility, for which services Citi and such affiliates expect to receive aggregate fees currently estimated to be approximately $7.7 million. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of SAIC and Engility for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with SAIC, Engility and their respective affiliates.

SAIC selected Citi to act as financial advisor in connection with the proposed merger based on Citi’s reputation, experience and familiarity with SAIC, Engility and their respective businesses. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Opinion of Stone Key

Overview

Pursuant to an engagement letter dated July 25, 2018, SAIC retained Stone Key to provide advisory and investment banking services in connection with a possible transaction with or involving Engility. In selecting Stone Key, SAIC’s board of directors considered, among other things, the fact that Stone Key is an internationally recognized investment banking firm with substantial experience advising companies in the government services industry as well as substantial experience providing strategic advisory services. Stone Key, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, valuations and general corporate advisory services.

At the September 9, 2018 meeting of SAIC’s board of directors, Stone Key delivered its oral opinion, which was subsequently confirmed in writing, that, as of September 9, 2018, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the exchange ratio was fair, from a financial point of view, to SAIC.

The full text of Stone Key’s written opinion is attached as Annex D to this joint proxy statement/prospectus and you should read the opinion carefully and in its entirety. The opinion sets forth the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken by Stone Key. The Stone Key opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Stone Key, is subject to the assumptions, limitations, qualifications and other conditions contained in the opinion and is necessarily based on economic, market and other conditions and the information made available to Stone Key as of the date of the Stone Key opinion. Stone Key has no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of the fairness opinion set forth below, you should be aware that Stone Key’s opinion:

•	was provided to SAIC’s board of directors in a representative capacity for its benefit and use in connection with its consideration of the merger;
•	did not constitute a recommendation to the board of directors of SAIC;
•	does not constitute a recommendation to any stockholder of SAIC as to how to vote in connection with the merger or any other matter;
•	did not address SAIC’s underlying business decision to pursue the merger, the relative merits of the merger as compared to any alternative business or financial strategies that might exist for SAIC, the financing of the merger or the effects of any other transaction in which SAIC might engage;
•	addressed only the fairness, from a financial point of view, of the exchange ratio to SAIC;
•	did not express any view or opinion with respect to the fairness of the merger, from a financial point of view, to Engility or its stockholders or affiliates;
•	did not address any other term or aspect of the merger agreement or voting agreement (together, the “transaction documentation”) or any term or aspect of any other agreement or instrument contemplated by the transaction documentation or entered into or amended in connection with the merger, or the impact thereof on SAIC or Engility.

SAIC did not provide specific instructions to, or place any limitations on, Stone Key with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

In connection with rendering its opinion, Stone Key:

•	reviewed drafts of the transaction documentation in substantially final form;
•	reviewed SAIC’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended January 29, 2016, February 3, 2017 and February 2, 2018, its Quarterly Report on Form 10-Q for the period ended May 4, 2018 and its Current Reports on Form 8-K filed since February 2, 2018;
•	reviewed Engility’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 2015, 2016 and 2017, its Quarterly Reports on Form 10-Q for the periods ended March 30, 2018 and June 29, 2018 and its Current Reports on Form 8-K filed since December 31, 2017;
•	reviewed certain operating and financial information relating to SAIC’s and Engility’s respective businesses and prospects, including SAIC’s balance sheet as of August 3, 2018 and projections for SAIC for the six years ending February 2, 2024, projections for Engility for the seven years ending December 31, 2024 and projections for the combined company for the five years ending February 2, 2024, all as prepared and provided to Stone Key by SAIC’s management;
•	reviewed certain estimates of net revenue enhancements, cost savings and other combination benefits (collectively, “net synergy estimates”) expected to result from the merger, all as prepared and provided to Stone Key by SAIC’s management;
•	discussed with certain members of SAIC’s senior management SAIC’s and Engility’s respective businesses, operations, historical and projected financial results and future prospects;
•	reviewed the historical prices, trading multiples and trading volumes of the SAIC common stock and the Engility common stock;

•	reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which Stone Key deemed generally comparable to SAIC and Engility;
•	reviewed the terms of certain relevant mergers and acquisitions involving companies which Stone Key deemed generally comparable to SAIC and Engility;
•	performed discounted cash flow analyses based on the projections for SAIC, Engility and the combined company, including the net synergy estimates furnished to Stone Key by SAIC;
•	reviewed the pro forma financial results, financial condition and capitalization of SAIC giving effect to the merger; and
•	conducted such other studies, analyses, inquiries and investigations as Stone Key deemed appropriate.

In connection with rendering its opinion, Stone Key further noted that:

•	Stone Key relied upon and assumed, without independent verification, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, including, without limitation, the projections and net synergy estimates referred to above.
•	With respect to the projections and net synergy estimates, Stone Key assumed with the consent of SAIC’s board of directors that they had been reasonably prepared on bases reflecting the then best currently available estimates and judgments of the senior management of SAIC as to the expected future performance of SAIC or Engility and the combined company.
•	Stone Key did not assume any responsibility for the independent verification of any information referred to above, including, without limitation, the projections and net synergy estimates; Stone Key expressed no view or opinion as to the projections and net synergy estimates and the assumptions upon which they were based; and Stone Key further relied upon the assurances of the senior management of SAIC that they were unaware of any facts that would have made the information, projections and net synergy estimates incomplete or misleading.
•	In arriving at its opinion, Stone Key did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of SAIC or Engility, nor was Stone Key furnished with any such appraisals.
•	Stone Key assumed that the merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.
•	Stone Key assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on the expected benefits of the merger in any way meaningful to Stone Key’s analysis.
•	Stone Key assumed that the merger will be consummated in a timely manner and in accordance with the terms of the merger agreement without any amendments or modifications, the effect of which would be in any way meaningful to Stone Key’s analysis.
•	Stone Key is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by SAIC and its advisors with respect to these issues.
•	Stone Key did not express any opinion as to the price or range of prices at which the shares of SAIC common stock or Engility common stock may trade at any time.

Summary of Analyses

The following is a summary of the material financial and valuation analyses performed by Stone Key and presented to SAIC’s board of directors in connection with rendering its fairness opinion.

The summary does not purport to be a complete description of the financial analyses performed by Stone Key, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Stone Key. Some of the financial and valuation analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial and valuation analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Stone Key’s financial and valuation analyses. Stone Key assumes no responsibility if future results are different from those described, whether or not any such difference is material.

Because the merger is structured as a stock-for-stock combination of relatively comparable companies, Stone Key concluded a relative contribution approach is the most appropriate valuation methodology and as such is the primary focus of Stone Key’s fairness opinion. After an evaluation of a number of different valuation techniques, Stone Key concluded that a discounted cash flow-based methodology is the most appropriate valuation technique to assess the relative contributions of SAIC and Engility to the combined company since it captures the long-term growth and associated cash flows representative of the businesses.

Discounted Cash Flow Analyses. Stone Key calculated ranges of implied fully diluted equity value for both Engility and SAIC by performing a discounted cash flow analysis for each company on a standalone basis. Stone Key based the discounted cash flow analysis on each company’s projected unlevered after-tax free cash flows and an estimate of its terminal value at the end of their respective projection horizons.

In performing its discounted cash flow analyses for Engility:

•	Stone Key based its discounted cash flow analyses on the projections provided, and approved for Stone Key’s use, by SAIC’s senior management.
•	Stone Key estimated Engility’s weighted average cost of capital to be within a range of 8.00% to 9.50% based on, among other factors, (i) a review of Engility’s FactSet five-year historical adjusted beta and its FactSet three-year historical adjusted beta as well as similar beta information for the comparable companies, (ii) Stone Key’s estimate of the US equity risk premium, (iii) Engility’s assumed target capital structure on a prospective basis and (iv) Stone Key’s investment banking and capital markets judgment and experience in valuing companies similar to Engility.
•	In calculating Engility’s terminal value for purposes of its discounted cash flow analyses, Stone Key used a reference range of (i) perpetual growth rates of 2.0% to 2.5% and (ii) terminal enterprise value/forward EBITDA multiples of 12.0x to 14.5x.
•	In addition, Engility’s enterprise value included the additional value attributed to Engility’s tax assets as provided by SAIC’s senior management.
•	Stone Key’s discounted cash flow analyses resulted in an overall reference range of $28.89 to $44.91 per share using the perpetual growth method and a range of $33.47 to $45.45 per share using the terminal multiples method for purposes of valuing the Engility common stock.

In performing its discounted cash flow analyses for SAIC:

•	Stone Key based its discounted cash flow analyses on the projections provided, and approved for Stone Key’s use, by SAIC’s senior management.
•	Stone Key estimated SAIC’s weighted average cost of capital to be within a range of 8.00% to 9.50% based on, among other factors, (i) a review of SAIC’s FactSet five-year historical adjusted beta and its FactSet three-year historical adjusted beta as well as similar beta information for the comparable companies, (ii) Stone Key’s estimate of the US equity risk premium, (iii) SAIC’s assumed target capital structure on a prospective basis and (iv) Stone Key’s investment banking and capital markets judgment and experience in valuing companies similar to SAIC.
•	In calculating SAIC’s terminal value for purposes of its discounted cash flow analyses, Stone Key used a reference range of (i) perpetual growth rates of 2.0% to 2.5% and (ii) terminal enterprise value/forward EBITDA multiples of 12.0x to 14.5x.
•	Stone Key’s discounted cash flow analyses resulted in an overall reference range of $73.75 to $104.41 per share using the perpetual growth method and a range of $81.19 to $103.72 per share using the terminal multiples method for purposes of valuing the SAIC common stock.

Based on the implied per share equity values for Engility and SAIC described above, Stone Key calculated a reference range of implied exchange ratios by dividing (i) the equity value per share of Engility common stock at the high end of the calculated range using the perpetual growth method by the equity value per share of SAIC common stock at the low end of the calculated range using the perpetual growth method; (ii) the equity value per share of Engility common stock at the low end of the calculated range using the perpetual growth method by the equity value per share of SAIC common stock at the high end of the calculated range using the perpetual growth method; (iii) the equity value per share of Engility common stock at the high end of the calculated range using the terminal enterprise value/forward EBITDA multiples method by the equity value per share of SAIC common stock at the low end of the calculated range using the terminal enterprise value/forward EBITDA multiples method; and (iv) the equity value per share of Engility common stock at the low end of the calculated range using the terminal enterprise value/forward EBITDA multiples method by the equity value per share of SAIC common stock at the high end of the calculated range using the terminal enterprise value/forward EBITDA multiples method. The range of implied exchange ratios that Stone Key derived from these analyses is below:

Implied reference range
Perpetual Growth Method	0.276x – 0.611x
Terminal Enterprise Value/Forward EBITDA Multiples Method	0.322x – 0.561x

Stone Key noted that the exchange ratio of 0.450x was in line with both of these implied exchange ratio reference ranges.

Discounted Cash Flow Analyses – Combined Company

Stone Key further calculated ranges of implied fully diluted equity value per share for the combined company, which analyzes SAIC’s equity value including the impact of merger with Engility and the associated synergies from the merger.

In performing its discounted cash flow analyses for the combined company:

•	Stone Key based its discounted cash flow analyses on the combined company projections and the estimated value of synergies and dis-synergies provided, and approved for Stone Key’s use, by SAIC’s senior management.
•	Stone Key estimated the combined company’s weighted average cost of capital to be within a range of 7.50% to 9.00% based on, among other factors, (i) a review of both SAIC’s and Engility’s FactSet five-year historical adjusted betas and their FactSet three-year historical adjusted betas as well as similar beta information for the comparable companies, (ii) Stone Key’s estimate of the US equity risk premium, (iii) the combined company’s assumed target capital structure on a prospective basis and (iv) Stone Key’s investment banking and capital markets judgment and experience in valuing companies similar to the combined company.
•	In calculating the combined company’s terminal value for purposes of its discounted cash flow analyses, Stone Key used a reference range of (i) perpetual growth rates of 2.0% to 2.5% and (ii) terminal enterprise value/forward EBITDA multiples of 12.0x to 14.5x.
•	Stone Key’s discounted cash flow analyses resulted in an overall reference range of $86.57 to $128.91 per share using the perpetual growth method and a range of $91.52 to $118.91 per share using the terminal multiples method for purposes of valuing the SAIC common stock after giving effect to the merger.

Stone Key noted that the resulting reference range compared favorably to the valuation reference range based on the discounted cash flow analyses for standalone SAIC.

Contribution Analysis

Stone Key reviewed the relative financial contributions of SAIC and Engility to the future financial performance of the combined company on a pro forma basis based on the estimates of SAIC and Engility as provided by SAIC’s management without giving effect to potential synergies anticipated to result from the merger. The estimates for Engility were calendarized to SAIC’s fiscal year. For purposes of this analysis, Stone Key reviewed fiscal year 2019 to fiscal year 2021 revenues, EBITDA, EBIT, net income and levered free cash flows with the emphasis on EBITDA and levered free cash flows given government services analysts’ and investors’ focus on these metrics.

Stone Key reviewed the relative contributions for the aforementioned metrics both with and without taking into effect the capital structures of SAIC and Engility. However, Stone Key derived the implied exchange ratios after accounting for each company’s standalone capital structure as well as the net present value of Engility’s tax assets. Based on the relative contributions implied by the EBITDA and levered free cash flow metrics, Stone Key derived the following exchange ratio reference range:

Exchange Ratio Reference Range	0.451x – 0.595x

Stone Key noted that the resulting reference range compared favorably to the exchange ratio of 0.450x.

Other Analyses

Comparable Company Analysis. Stone Key compared and analyzed the historical stock price performance, historical and projected financial performance and valuation metrics of comparable publicly traded companies in the government services sector with the most closely comparable service offerings.

The following set of publicly traded companies in the government services sector were used in the analysis as Stone Key believed them to be most comparable to SAIC, Engility and the combined company. Stone Key analyzed the selected comparable companies’ operating metrics, risk profile, size, end customers, capabilities and scale of operations and those of Engility and SAIC:

•	Booz Allen Hamilton Holding Corp.
•	CACI International Inc.
•	Leidos Holdings, Inc.
•	ManTech International Corp.
•	Perspecta Inc.

Stone Key calculated the trading multiples for the above comparable companies based on Wall Street consensus estimates and the most recent publicly available filings as of September 7, 2018, which yielded an enterprise value/2019E EBITDA multiple range of 12.0x to 14.7x.

In performing its comparable company analysis:

•	Stone Key selected a reference range of trading multiples based on an enterprise value/2019E EBITDA multiple range of 12.0x to 14.5x.
•	For the purposes of valuing SAIC common stock, Stone Key’s analysis of the comparable companies resulted in an overall reference range of $75.05 to $94.67 per share.
•	Stone Key noted that the price per share of SAIC common stock on September 7, 2018 of $89.96 was in line with the aforementioned valuation reference range based on the comparable company analysis.
•	For the purposes of valuing Engility common stock, Stone Key’s analysis of the comparable companies (without having assumed any acquisition premium) resulted in an overall reference range of $34.74 to $46.12 per share including the net present value of tax assets.
•	Stone Key noted that the implied price per share of Engility common stock based on an exchange ratio of 0.450x and the closing price of SAIC common stock on September 7, 2018 was $40.44 which was in line with the aforementioned valuation reference range based on the comparable company analysis.
•	Stone Key noted that, although instructive, the selected comparable public trading multiples methodology was not given substantial weight in Stone Key’s overall analysis other than to ensure that SAIC’s public trading multiples were appropriate.

Precedent Merger and Acquisition Transactions Analysis. Stone Key reviewed and analyzed certain relevant precedent merger and acquisition transactions during the past several years involving government services companies based on comparable service offerings, target markets and transaction size.

The following precedent merger and acquisition transactions were considered by Stone Key:

•	General Dynamics Corporation’s acquisition of CSRA, Inc.
•	On Assignment, Inc.’s acquisition of ECS Federal, LLC
•	DXC Technology Co.’s combination of its U.S. Public Sector business with Vencore Holding Corporation and KeyPoint Government Solutions, Inc.
•	KeyW Holding Corporation’s acquisition of Sotera Defense Solutions, Inc.
•	Salient CRGT Inc.’s acquisition of Information Innovators, Inc.
•	Leidos Holdings, Inc.’s combination with Lockheed Martin Corporation’s Information Systems & Global Solutions (IS&GS) segment
•	Computer Sciences Corporation’s combination of Computer Sciences Government Services (CSGov) with SRA International, Inc.
•	The Carlyle Group’s acquisition of Novetta Solutions, LLC
•	Maximus, Inc.’s acquisition of Acentia, LLC
•	Science Applications International Corporation’s acquisition of Scitor Corporation
•	Engility Holdings, Inc.’s acquisition of TASC, Inc.
•	CACI International Inc.’s acquisition of Six3 Systems, Inc.

In performing its precedent merger and acquisition transactions analysis:

•	Stone Key selected a reference range of transaction multiples based on transaction enterprise value/forward EBITDA multiple range of 10.5x to 12.5x.
•	Stone Key’s analysis of the select relevant precedent merger and acquisition transactions resulted in an overall reference range of $27.91 to $37.01 per share for purposes of valuing Engility common stock.
•	Stone Key did not rely on the precedent merger and acquisition transactions analysis given that a majority of the precedent merger and acquisition transactions were acquisitions of privately held companies for cash and were not structured as a stock-for-stock transaction of publicly traded securities.

Other Analyses.

Although Stone Key’s fairness opinion is based on the relative contribution analyses, a number of supplemental transaction analyses were performed to analyze the merger from the alternative perspective of the consideration being paid for Engility.

Stone Key noted that this alternative view is instructive given the transaction as structured would result in SAIC’s stockholders owning 72% of the combined company and SAIC would retain both management and board control. Additionally, given Engility’s leverage, the overall consideration mix could be viewed from the perspective of SAIC’s stockholders as an acquisition for a combination of stock and cash (debt assumed).As noted above, the discounted cash flow analyses and the comparable company analysis resulted in reference ranges in line with the implied transaction price per share of Engility common stock.

Although the precedent merger and acquisition transaction analysis described above resulted in a reference range below the implied transaction price per share of Engility common stock, Stone Key noted

that after considering the impact of the net present value of Engility’s tax assets and SAIC’s proportionate share of the net cost synergies the resulting implied transaction multiples are comparable to those paid in General Dynamics Corporation’s acquisition of CSRA, Inc., which is the only recent comparable multi-billion dollar acquisition of a public company.

Stone Key also performed other analyses not relied upon for purposes of its fairness opinion, but were provided for reference, including a precedent premiums paid analysis, a Wall Street analyst price targets analysis, as well as a 52-week trading range analysis for both SAIC and Engility. Stone Key excluded the 52-week trading range analysis and Wall Street analyst price targets analysis given the simplicity involved in both analyses. Stone Key also excluded the precedent premiums paid analysis given the imprecise comparability of any one transaction in the precedent premiums paid analysis.

Other Considerations

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial and valuation analyses and the application of those methods to the particular circumstances involved. A fairness opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would in the view of Stone Key create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Stone Key opinion. In arriving at its opinion, Stone Key:

•	based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors;
•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support the Stone Key opinion; and
•	arrived at its ultimate opinion on the basis of its experience and professional judgment after considering the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Stone Key in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, of the exchange ratio to SAIC.

Stone Key also noted that:

•	The analyses performed by Stone Key, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.
•	None of the public companies used in the comparable company analysis described above are identical to SAIC or Engility, and none of the precedent merger and acquisition transactions used in the precedent transactions analysis described above are identical to the merger.
•	Accordingly, the analyses of publicly traded comparable companies and precedent merger and acquisition transactions are not mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in financial, operating and capital markets-related characteristics and other factors regarding the companies and precedent merger and acquisition transactions to which SAIC, Engility and the merger were compared.
•	The analyses performed by Stone Key do not purport to be appraisals or to reflect the prices at which any securities may trade at any time.

The terms of the transaction documents, including the type and amount of consideration payable in the merger, were determined through negotiations between SAIC and Engility and were approved by the SAIC board of directors. Stone Key provided advice to SAIC during these negotiations. Stone Key did not, however, recommend to SAIC or the SAIC board of directors that any specific amount of consideration be paid by SAIC to the holders of Engility common stock in connection with the merger. The decision to enter into the transaction documentation was solely that of SAIC’s board of directors. The Stone Key opinion was just one of the many factors taken into consideration by SAIC’s board of directors. Consequently,

Stone Key’s analyses should not be viewed as determinative of the decision of SAIC’s board of directors with respect to the fairness, from a financial point of view, of the exchange ratio to SAIC.

Pursuant to the engagement letter between Stone Key and SAIC, SAIC has agreed to pay Stone Key a fee totaling $7.0 million, of which $3.0 million was earned upon delivery of its opinion and the remaining portion of which will be payable upon the consummation of the merger. In addition, SAIC has agreed to reimburse Stone Key for certain expenses and to indemnify Stone Key against certain liabilities arising out of Stone Key’s engagement. During the two-year period prior to the delivery of Stone Key’s fairness opinion, no material relationship existed between Stone Key and its affiliates, on the one hand, and SAIC or Engility or any of their respective affiliates, on the other hand, pursuant to which compensation was received by Stone Key or its affiliates as a result of such a relationship.

Opinion of Engility’s Financial Advisor

Overview

Engility retained Guggenheim Securities as its financial advisor in connection with the potential sale of, or another extraordinary corporate transaction involving, Engility. In selecting Guggenheim Securities as its financial advisor, Engility considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the government services industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the September 9, 2018 meeting of Engility’s board of directors, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to Engility’s board of directors to the effect that, as of September 9, 2018, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the exchange ratio in connection with the merger was fair, from a financial point of view, to the stockholders of Engility.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex E to this joint proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith):

•	was provided to Engility’s board of directors (in its capacity as such) for its information and assistance in connection with its evaluation of the exchange ratio;
•	did not constitute a recommendation to Engility’s board of directors with respect to the merger;
•	does not constitute advice or a recommendation to any holder of Engility or SAIC common stock as to how to vote or act in connection with the merger or otherwise;
•	did not address Engility’s underlying business or financial decision to pursue the merger, the relative merits of the merger as compared to any alternative business or financial strategies that might exist for Engility, or the effects of any other transaction in which Engility might engage;
•	addressed only the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio to the stockholders of Engility;

•	expressed no view or opinion as to (i) any other term, aspect or implication of (a) the merger (including, without limitation, the form or structure of the merger) or the merger agreement or (b) the voting agreement or any other agreement, transaction document or instrument contemplated by the merger agreement or the voting agreement or to be entered into or amended in connection with the merger or (ii) the fairness, financial or otherwise, of the merger to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Engility; and
•	expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of SAIC’s or Engility’s directors, officers or employees, or any class of such persons, in connection with the merger relative to the exchange ratio or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed drafts of the merger agreement and the voting agreement dated as of September 9, 2018;
•	reviewed certain publicly available business and financial information regarding each of Engility and SAIC;
•	reviewed certain non-public business and financial information regarding Engility’s and SAIC’s respective businesses and prospects (including certain financial projections for Engility for the years ending December 31, 2018 through December 31, 2022 and for SAIC for the fiscal years ending January 31, 2019 through January 31, 2023), all as prepared and approved for Guggenheim Securities’ use by Engility’s senior management;
•	reviewed certain estimated revenue enhancements, cost savings and other combination benefits and estimated costs to achieve such synergies (collectively, “synergy estimates” or “synergies”) expected to result from the merger, all as jointly prepared by Engility’s and SAIC’s senior management and approved for Guggenheim Securities’ use by Engility’s senior management;
•	discussed with Engility’s senior management their strategic and financial rationale for the merger as well as their views of Engility’s and SAIC’s respective businesses, operations, historical and projected financial results and future prospects;
•	discussed with SAIC’s senior management their views of SAIC’s business, operations, historical and projected financial results and future prospects;
•	reviewed the historical prices, trading multiples and trading activity of the common shares of Engility and SAIC;
•	compared the financial performance of Engility and SAIC and the trading multiples and trading activity of the common shares of Engility and SAIC with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating Engility and SAIC;
•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the merger;
•	performed discounted cash flow analyses based on the financial projections for SAIC, Engility, and the synergy estimates; and
•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•	Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) provided by or discussed with Engility or SAIC or obtained from public sources, data suppliers and other third parties.

•	Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, synergy estimates, other estimates and other forward-looking information or the assumptions upon which they are based and (iii) relied upon the assurances of Engility’s senior management and SAIC’s senior management (as the case may be) that they were unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) incomplete, inaccurate or misleading.
•	Specifically, with respect to any (i) financial projections, synergy estimates, other estimates and other forward-looking information provided by or discussed with Engility or SAIC, (a) Guggenheim Securities was advised by Engility’s senior management and SAIC’s senior management (as the case may be), and Guggenheim Securities assumed, that such financial projections, synergy estimates, other estimates and other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Engility’s senior management and SAIC’s senior management (as the case may be) as to the expected future performance of Engility and SAIC (as the case may be) and the expected amounts and realization of such synergies (and Guggenheim Securities assumed that such synergies would be realized in the amounts and at the times projected) and (b) Guggenheim Securities assumed that such financial projections, synergy estimates, other estimates and other forward-looking information had been reviewed by Engility’s Board of Directors with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•	Guggenheim Securities was asked by Engility’s Board of Directors to solicit indications of interest from various potential acquirors regarding a potential transaction with Engility, and Guggenheim Securities considered the results of such solicitation process in rendering its opinion.
•	Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Engility, SAIC, or any other entity or the solvency or fair value of Engility, SAIC, or any other entity, nor was Guggenheim Securities furnished with any such appraisals.
•	Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Engility’s senior management and Engility’s other professional advisors with respect to such matters. Guggenheim Securities assumed that the merger will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the merger to Engility, SAIC, or their respective securityholders.

•	Guggenheim Securities further assumed that:
•	In all respects meaningful to its analyses, (i) the final executed form of the merger agreement and the voting agreement would not differ from the drafts that Guggenheim Securities reviewed, (ii) Engility and SAIC will comply with all terms and provisions of the merger agreement and the voting agreement and (iii) the representations and warranties of Engility and SAIC contained in the merger agreement were true and correct and all conditions to the obligations of each party to the merger agreement to consummate the merger would be satisfied without any waiver, amendment or modification thereof; and
•	The merger will be consummated in a timely manner in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Engility, SAIC, or the merger (including its contemplated benefits) in any way meaningful to Guggenheim Securities’ analyses and opinion.
•	Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the shares of common stock or other securities or financial instruments of or relating to Engility or SAIC may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the merger.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to Engility’s board of directors in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to Engility’s board of directors was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•	based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Engility, SAIC, and Guggenheim Securities;
•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;
•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and
•	ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio, to the stockholders of Engility.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•	Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.
•	None of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the merger, and none of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to Engility or SAIC. However, such transactions and companies were selected by Guggenheim Securities, among other reasons, because they involved target companies or represented publicly traded companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to Engility and SAIC based on Guggenheim Securities’ familiarity with the government services industry.
•	In any event, selected precedent merger and acquisition transactions analysis and selected publicly traded comparable companies analysis are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, financial, operating and capital markets-related characteristics and other factors regarding the selected precedent merger and acquisition transactions to which the merger was compared and the selected publicly traded companies to which Engility and SAIC were compared.
•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following financial terms are used in connection with Guggenheim Securities’ various financial analyses:

•	CY: means calendar year.
•	DCF: means discounted cash flow.
•	EBITDA: means the relevant company’s operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.
•	EBITDA multiple: represents the relevant company’s enterprise value divided by its historical or projected EBITDA.
•	Enterprise value: represents the relevant company’s market capitalization plus (i) the principal or face amount of total debt and preferred stock and (ii) the book value of any non-controlling/minority interests less (iii) cash, cash equivalents, short- and long-term marketable investments and certain other cash-like items.
•	LTM: means latest twelve months.
•	Unlevered free cash flow or ULFCF: means the relevant company’s after-tax unlevered operating cash flow minus capital expenditures and changes in working capital.
•	VWAP: means volume-weighted average share price over the indicated period of time.
•	WACC: means weighted average cost of capital.

Recap of Implied Merger Financial Metrics

Based on the exchange ratio of 0.450 shares of SAIC common stock for each share of Engility common stock and SAIC’s closing stock price of $89.86 on September 7, 2018, Guggenheim Securities calculated various implied merger-related premia and multiples as outlined in the table below:

Merger Premia and Implied Merger Multiples

Merger Price per Share	$40.44
	Engility Stock Price
Acquisition Premium/(Discount) Relative to Engility’s:
Closing Stock Price @ 9/7/2018	$36.24	11.6%
Day Prior to Leak Stock Price @ 7/11/2018	31.66	27.7
Day Prior to Leak VWAP:
30-Day	30.20	33.9

Transaction Enterprise Value / EBITDA for Engility:
CY2018E — Engility Management Estimates		14.3x
CY2019E — Engility Management Estimates		14.0

Tax-Adjusted(1) Transaction Enterprise Value / EBITDA for Engility:
CY2018E — Engility Management Estimates		13.0x
CY2019E — Engility Management Estimates		12.8
(1)	Net of an estimated present value of tax benefits assuming the midpoint of Engility’s discount rate range (9.00% - 10.25%), a 26% marginal tax rate, and Engility management’s projected usage of net operating losses and other tax attributes on a stand-alone basis.

Engility Financial Analyses

Recap of Engility Financial Analyses. In evaluating Engility in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analyses, selected precedent merger and acquisition transactions analysis, and selected publicly traded comparable companies analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical trading price range for Engility’s common stock and Wall Street equity research analysts’ price targets for Engility’s common stock.

Recap of Engility Financial Analyses

Merger Price per Share	$40.44
Estimated Pro Forma Stock Price(1)	$43.55
	Reference Range for Engility Valuation
Financial Analyses	Low	High
Discounted Cash Flow Analyses	$21.73	$35.59

Selected Precedent M&A Transactions Analysis	24.17	42.67
Selected Publicly Traded Companies Analysis:
Engility Stand-Alone Public Market Trading Valuation excluding the present value of Engility’s tax benefits(2):
CY2018E Adj. EBITDA	27.84	48.36
CY2019E Adj. EBITDA	26.45	42.69
Engility Stand-Alone Public Market Trading Valuation including the present value of Engility’s tax benefits(3):
CY2018E Adj. EBITDA	33.29	54.07
CY2019E Adj. EBITDA	31.90	48.40

For Informational Reference Purposes
Engility’s Stock Price Range During the 52-Week Period Prior to Leak	$21.19	$35.63
Wall Street Equity Research Price Targets(4)	31.39	37.67
(1)	Estimated pro forma stock price assumes that the pro forma combined EBITDA is valued at the current weighted averaged EBITDA multiple and that synergies are capitalized at 9.0x
(2)	Present value of tax benefits based on a 9.00% - 10.25% discount rate, a 26% marginal tax rate, and Engility management’s projected usage of net operating losses and other tax attributes on a stand-alone basis.
(3)	Net of an estimated present value of tax benefits assuming the midpoint of Engility’s discount rate range (9.00% - 10.25%), a 26% marginal tax rate, and Engility management’s projected usage of net operating losses and other tax attributes on a stand-alone basis.
(4)	Discounted at the midpoint of Engility’s estimated cost of equity.

Engility Discounted Cash Flow Analyses. Guggenheim Securities performed stand-alone discounted cash flow analyses of Engility based on forecasted after-tax unlevered free cash flows (after deduction of stock-based compensation) for Engility and an estimate of its terminal/continuing value at the end of the forecast horizon.

In performing its discounted cash flow analyses with respect to Engility:

•	Guggenheim Securities utilized financial projections for Engility for the period ending December 31, 2022, as provided and approved for Guggenheim Securities’ use by Engility’s senior management.
•	Guggenheim Securities used a discount rate range of 9.00% – 10.25% based on its estimate of Engility’s weighted average cost of capital.
•	In estimating Engility’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of Engility’s terminal year normalized after-tax unlevered free cash flow of 2.00% – 3.00%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Engility’s implied terminal year EBITDA multiples.

Guggenheim Securities’ discounted cash flow analyses resulted in an overall reference range of $21.73 – $35.59 per share for purposes of evaluating Engility’s common stock on a stand-alone basis.

Engility Selected Precedent Merger and Acquisition Transactions Analysis. Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis, which generally included all mission/federal IT and intelligence government services transactions that had publicly available financial metrics and that were announced after January 1, 2008, with a value in excess of $300 million. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information), which are summarized in the table below:

Selected Precedent Merger and Acquisition (M&A) Transactions Analysis

Date Announced	Acquiror	Target Company	Transaction Enterprise Value / LTM EBITDA	Tax-Adjusted(1) Transaction Enterprise Value / LTM EBITDA
Selected Mission IT and Federal IT Precedents
02/12/2018	General Dynamics	CSRA(2)	13.7x	13.7x
07/03/2017	HIG Capital	NCI, Inc.	9.5	9.5
01/26/2016	Leidos	Lockheed Martin IS&GS(3)	10.4	10.4
12/07/2015	CACI International	L-3 NSS	8.1	7.9
12/23/2013	Engility	Dynamics Research	8.2	6.8
04/01/2011	Providence Equity	SRA International	11.6	11.4
05/07/2010	CGI Group	Stanley	11.7	11.7
08/27/2008	Serco Group	SI International	12.4	12.4
07/25/2008	BAE Systems	Detica Group	17.2	17.2
05/16/2008	The Carlyle Group	Booz Allen Hamilton	11.2	10.1
01/16/2008	Cobham	Sparta	12.1	12.1

Selected Intelligence Precedents
03/08/2017	KeyW	Sotera Defense Solutions	11.8x	9.5x
03/02/2015	SAIC	Scitor	14.1	11.8
10/28/2014	Engility	TASC	12.1	7.9
10/09/2013	CACI International	Six3 Systems	13.4	12.6
03/03/2011	Ares Capital	Global Defense	10.1	10.1
10/13/2010	Veritas Capital	Vencore	12.5	10.1
11/08/2009	General Atlantic / KKR	TASC	10.6	8.3

Statistical Summary
Selected Mission IT and Federal IT Precedents
Median			11.6x	11.4x
Mean			11.5	11.2

Selected Intelligence Precedents
Median			12.1x	10.1x
Mean			12.1	10.0

SAIC/Engility Merger			13.9x	12.7x
(1)	Where applicable, the announced estimated present value of tax benefits is treated as cash (a reduction) in the calculation of the target company’s transaction enterprise value.
(2)	Multiple of 13.7x represents Adj. EBITDA less “Excess Capital Expenditures”, or capital expenditures in excess of 0.75% of revenue (the approximate average of the peer group), to provide greater comparability to other transactions.
(3)	Multiple of 10.4x represents multiple of 2016E Adj. EBITDA, which given the forecasted decline of Lockheed Martin IS&GS’s Adj. EBITDA, provides greater comparability to other transactions.

In performing its selected precedent merger and acquisition transactions analysis with respect to Engility, Guggenheim Securities selected a reference range of transaction multiples for purposes of evaluating Engility based on tax-adjusted transaction enterprise value / LTM EBITDA multiple range of 9.5x – 13.5x based on CY2018E.

Guggenheim Securities’ selected precedent merger and acquisition transactions analysis resulted in an overall reference range of $24.17 – $42.67 per share (including the estimated present value of tax benefits) for purposes of evaluating Engility’s common stock in the context of a business combination transaction.

Engility Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed Engility’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for publicly traded companies providing mission-focused government services with market capitalizations over $500 million that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for Engility and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Engility Selected Publicly Traded Companies Analysis

	Trading Enterprise Value / CY2018E EBITDA	Trading Enterprise Value / CY2019E EBITDA
Selected Government Services Peers
Booz Allen Hamilton	15.0x	13.9x
CACI International	14.0	13.2
Leidos	12.6	12.0
ManTech International	16.1	14.6
Perspecta(1)	11.3	11.0
SAIC (Wall Street Consensus)	14.7	13.8
SAIC (Engility-Adjusted Forecast)	14.6	14.1

Statistical Summary
Median(2)	14.0x	13.2x

Engility (Management Forecast)
Trading Basis (without tax benefits)	13.3x	13.1x
Trading Basis (with tax benefits)	12.1	11.9
(1)	Represents Adj. EBITDA less “Excess Capital Expenditures”, or capital expenditures in excess of 0.75% of revenue (the approximate average of the peer group), to provide greater comparability to other companies.
2)	Median excludes SAIC (Wall Street Consensus) and SAIC (Engility-Adjusted Forecast).

In performing its selected publicly traded companies analysis with respect to Engility, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating Engility on a stand-alone public market trading basis with and excluding the estimated present value of Engility’s tax benefits as follows: (i) trading enterprise value / forward EBITDA multiple range of 11.5x – 16.0x plus tax benefits based on CY2018E,(ii) trading enterprise value / forward EBITDA multiple range of 11.0x – 14.5x plus tax benefits based on CY2019E, (iii) trading enterprise value/forward EBITDA multiple range of 11.5x – 16.0x excluding tax benefits based on CY2018E and (iv) trading enterprise value/forward EBITDA multiple range of 11.0x – 14.5x excluding tax benefits based on CY2019E.

Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of (i) $26.45 – $48.36 per share excluding the estimated present value of Engility’s existing tax benefits and (ii) $31.90 – $54.07 per share including the estimated present value of Engility’s existing tax benefits for purposes of evaluating Engility’s common stock on a stand-alone public market trading basis.

SAIC Stand-Alone Financial Analyses

Recap of SAIC Stand-Alone Financial Analyses. In evaluating SAIC in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analyses and selected publicly traded companies analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical trading price range for SAIC’s common stock and Wall Street equity research analysts’ price targets for SAIC’s common stock.

Recap of SAIC Stand-Alone Financial Analyses

	Reference Range for SAIC on a Stand-Alone Basis
Financial Analyses	Low	High
Discounted Cash Flow Analyses	$55.24	$86.22

Selected Publicly Traded Companies Analysis:
CY2018E Adj. EBITDA	66.94	100.44
CY2019E Adj. EBITDA	66.00	92.94

For Informational Reference Purposes
SAIC’s Stock Price Range During the Prior Year	$60.21	$93.31
Wall Street Equity Research Price Targets(1)	74.38	90.70
(1)	Discounted at the midpoint of SAIC’s estimated cost of equity.

SAIC Discounted Cash Flow Analyses. Guggenheim Securities performed stand-alone discounted cash flow analyses of SAIC based on forecasted after-tax unlevered free cash flows (after deduction of stock-based compensation) for SAIC and an estimate of its terminal/continuing value at the end of the forecast horizon.

In performing its discounted cash flow analyses with respect to SAIC:

•	Guggenheim Securities utilized financial projections for SAIC for the period ending January 31, 2023 as adjusted by and provided and approved for Guggenheim Securities’ use by Engility’s senior management.
•	Guggenheim Securities used a discount rate range of 8.25% – 9.75% based on its estimate of SAIC’s weighted average cost of capital.
•	In estimating SAIC’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of SAIC’s terminal year normalized after-tax unlevered free cash flow of 2.00% – 3.00%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to SAIC’s implied terminal year EBITDA multiples.

Guggenheim Securities’ discounted cash flow analyses resulted in an overall reference range of $55.24 – $86.22 per share for purposes of evaluating SAIC’s common stock on a stand-alone intrinsic-value basis.

SAIC Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed SAIC’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies providing mission-focused government services and with market capitalizations in excess of $500 million that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for SAIC and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

SAIC Selected Publicly Traded Companies Analysis

	Trading Enterprise Value / CY2018E EBITDA	Trading Enterprise Value / CY2019E EBITDA
Selected Government Services Peers
Booz Allen Hamilton	15.0x	13.9x
CACI International	14.0	13.2
Engility (Management Forecast)	13.3	13.1
Leidos	12.6	12.0
ManTech International	16.1	14.6
Perspecta(1)	11.3	11.0

Statistical Summary
Median(2)	14.0x	13.2x

SAIC (Engility-Adjusted Forecast)
Trading Basis	14.6x	14.1x
(1)	Represents Adj. EBITDA less “Excess Capital Expenditures”, or capital expenditures in excess of 0.75% of revenue (the approximate average of the peer group), to provide greater comparability to other companies.
(2)	Median excludes Engility (Management Forecast)

In performing its selected publicly traded companies analysis with respect to SAIC, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating SAIC on a stand-alone public market trading basis as follows: (i) trading enterprise value / forward EBITDA multiple range of 11.5x – 16.0x based on CY2018E and (ii) trading enterprise value / forward EBITDA multiple range of 11.0x – 14.5x based on CY2019E.

Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of $66.00 – $100.44 per share for purposes of evaluating SAIC’s common stock on a stand-alone public market trading basis.

Implied Exchange Ratio Analysis

In assessing the SAIC/Engility merger exchange ratio, Guggenheim Securities derived valuation ranges for the common shares of Engility and SAIC, respectively, using the financial methodologies described above under the captions “Engility Discounted Cash Flow Analyses,” “Engility Selected Publicly Traded Companies Analysis,” “SAIC Discounted Cash Flow Analyses” and “SAIC Selected Publicly Traded Companies Analysis.”

The following table summarizes the implied exchange ratios derived using each of foregoing financial methodologies. In addition, the table includes, for informational reference purposes only, the implied exchange ratios as calculated by Guggenheim Securities based on SAIC’s and Engility’s respective stock price trading ranges during the past year. With respect to any given range of implied exchange ratios, the high implied exchange ratio assumes the maximum SAIC per share equity value and minimum Engility per share equity value, while the low implied exchange ratio assumes the minimum SAIC per share equity value and maximum Engility per share equity value.

Implied Exchange Ratio Analysis

SAIC/Engility Merger Exchange Ratio	0.450
	Implied Exchange Ratio
Financial Analyses	Low	High
Discounted Cash Flow Analyses	0.252	0.644

Selected Publicly Traded Companies Analysis (including the PV of Engility’s Tax Benefits):
CY2018E Adj. EBITDA	0.331	0.808
CY2019E Adj. EBITDA	0.343	0.733

Selected Publicly Traded Companies Analysis (excluding the PV of Engility’s Tax Benefits):
CY2018E Adj. EBITDA	0.277	0.723
CY2019E Adj. EBITDA	0.285	0.647

For Informational Reference Purposes
SAIC’s and Engility’s Stock Price Range During Past Year	0.288	0.524

Guggenheim Securities’ financial analyses resulted in an implied exchange ratio reference range of 0.252 – 0.808, as compared to the SAIC/Engility merger exchange ratio of 0.450.

Historical Trading Market Exchange Ratio Analysis. Guggenheim Securities compared the SAIC/Engility merger exchange ratio of 0.450 shares of SAIC common stock for each share of Engility common stock with the observed trading market exchange ratios of SAIC common stock and Engility common stock during various timeframes as indicated, for informational purposes only, in the table below:

SAIC/Engility Merger Exchange Ratio vs Observed Trading Market Exchange Ratios

SAIC/Engility Merger Exchange Ratio	0.450
	Observed Trading Market Exchange Ratio (Engility/ SAIC)	SAIC/Engility Merger Exchange Ratio Premium/ (Discount)
Closing Trading Market Exchange Ratio @ 9/7/2018	0.403	11.6%
Average Trading Market Exchange Ratio During:
Past One Month	0.387	16.2
Past Three Months	0.386	16.7
Past Six Months	0.356	26.3
Past Year	0.382	17.9
Past Two Years	0.391	15.1

Other Financial Reviews and Analyses

Engility Illustrative Has/Gets Analysis (Based on Market Approach). Guggenheim Securities analyzed the pro forma impact of the transaction on the SAIC stock price and the implied Engility attributable per share equity value assuming that the value of the combined company would be equal to (i) SAIC’s then-current enterprise value, plus (ii) Engility’s then-current enterprise value, plus (iii) the capitalized value of synergies assuming a 9.0x capitalization multiple, less (iv) typical adjustments from enterprise value to equity value including debt, cash, minority interest and the PV of tax benefits (including NOLs).

Under those assumptions, the implied Engility attributable equity value would be $43.55 per share as compared to the then-current price of $36.24. Guggenheim Securities noted that assuming a synergies capitalization multiple equal to the then-current weighted average trading enterprise value / CY2019E EBITDA multiple (based on weighted-average EBITDA contribution) resulted in an implied Engility attributable equity value of $45.95 per share as compared to the then-current price of $36.24.

Engility Illustrative Has/Gets Analysis (Based on DCF). Guggenheim Securities analyzed the illustrative pro forma impact of the transaction on Engility's discounted cash flow valuation based on (i) the financial projections for each of Engility and SAIC and the synergy estimates, in each case as adjusted and provided by Engility management and (ii) the SAIC/Engility merger exchange ratio. In performing the discounted cash flow analysis Guggenheim estimated a discount rate range of 9.0% – 10.25% for Engility and 8.0% – 9.25% for the pro forma combined company and utilized an assumption of a perpetual growth rate of 2.0% – 3.0% for both companies. This analysis implied a stand-alone discounted cash flow per share value of $21.73 to $35.59 for Engility and $31.54 to $49.32 per Engility share for the pro forma combined company.

Other Considerations

Except as described in the summary above, Engility did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses, or providing its opinion. The type and amount of consideration payable in the merger were determined through negotiations between Engility and SAIC and were approved by Engility’s board of directors. The decision to enter into the merger agreement was solely that of Engility’s board of directors. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by Engility’s board of directors. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of SAIC’s board of directors with respect to the fairness, from a financial point of view, to Engility’s stockholders of the exchange ratio in connection with the merger.

Pursuant to the terms of Guggenheim Securities’ engagement, Engility has agreed to pay Guggenheim Securities a cash transaction fee that is currently estimated to be up to $17 million (including up to $6 million of value-based and/or discretionary amounts that are not yet known). In connection with Guggenheim Securities’ engagement, Engility has previously paid Guggenheim Securities a cash milestone fee of $2 million that became payable upon delivery of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, Engility has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

Aside from its current engagement by Engility, Guggenheim Securities has not been previously engaged during the past two years by Engility, nor has Guggenheim Securities been previously engaged during the past two years by SAIC, to provide financial advisory, capital markets or other investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may seek to provide Engility and SAIC and their respective affiliates with certain financial advisory and investment banking services unrelated to the merger in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Engility, SAIC, other participants in the merger and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Engility, SAIC, other participants in the merger and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in Engility, SAIC, other participants in the merger and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Engility, SAIC, other participants in the merger and their respective affiliates and the merger that differ from the views of Guggenheim Securities’ investment banking personnel.

Financial Interests of Engility Directors and Executive Officers in the Merger

In considering the recommendation of the Engility board of directors that Engility stockholders approve and adopt the merger agreement and the merger, Engility stockholders should be aware that certain members of the Engility board and certain executive officers of Engility may be deemed to have financial interests in the merger that are in addition to, or different from, the interests of other Engility stockholders generally. The Engility Board was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that Engility stockholders adopt the merger agreement and approve the merger. These interests are described below.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The relevant price per share of Engility common stock is $35.46, which was the average closing price per share of Engility common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on September 10, 2018;
•	The effective date of the merger is December 31, 2018, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section; and
•	The employment of each executive officer of Engility will have been terminated by SAIC without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of the merger on December 31, 2018.

Because the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

Treatment of Outstanding Equity Awards

As further described under “—The Merger Agreement — Treatment of Engility Equity Awards” on page 111, under the merger agreement, Engility equity awards, including awards held by the executive officers and directors of Engility that are outstanding immediately prior to the effective time, will be converted into corresponding equity awards for a number of shares of common stock of SAIC based on the exchange ratio.

Pursuant to the terms of the Engility RSUs and Engility PSUs held by executive officers, if an executive officer’s employment is terminated by the combined company without “cause” or by the executive officer for “good reason,” then each outstanding converted Engility RSU and Engility PSU will vest. Pursuant to the terms of the awards held by directors, if a director’s service ceases for any reason other than due to resignation or for “cause,” then any converted, unvested Engility RSUs will vest as of such date. No director holds Engility PSUs.

Based on the assumptions described above under “—Certain Assumptions,” the following table summarizes, as of December 31, 2018, immediately prior to the completion of the Merger, the number of shares of common stock of Engility underlying unvested Engility RSUs and Engility PSUs held by each executive officer and non-employee member of the Engility Board. Depending on when the merger is completed, certain outstanding equity awards reflected in the table below may become vested in accordance with their terms prior to and without regard to the merger.

Name	No. of Engility RSU Awards	Value of Engility RSU Awards ($)	No. of Engility PSU Awards	Value of Engility PSU Awards ($)	Total Value ($)
Executive Officers
Lynn A. Dugle	92,682	3,286,503	264,264	9,370,801	12,657,304
Wayne M. Rehberger	23,511	833,701	71,276	2,527,447	3,361,148
Thomas O. Miiller	17,102	606,437	51,261	1,817,715	2,424,152
Susan M. Balaguer	11,851	420,237	35,400	1,255,284	1,675,521
Non-Employee Directors
John W. Barter, III	8,736	309,779	—	—	309,779
Steven A. Denning	—	—	—	—	—
David M. Kerko	—	—	—	—	—
Peter A. Marino	16,067	569,736	—	—	569,736
Katharina G. McFarland	7,199	255,277	—	—	255,277
Darryll J. Pines	17,499	620,515	—	—	620,515
Anthony Principi	17,499	620,515	—	—	620,515
Charles S. Ream	17,499	620,515	—	—	620,515
David A. Savner	17,499	620,515	—	—	620,515
William G. Tobin	17,499	620,515	—	—	620,515
David J. Topper	—	—	—	—	—

Severance Plans and Employment Arrangements

Severance Benefits in Connection with the Consummation of the Merger

Each of the Engility executive officers is a participant in the Amended and Restated Engility Holdings, Inc. Change In Control Severance Plan (the “CIC Severance Plan”). The CIC Severance Plan provides that if an executive officer’s employment is terminated without “cause” either by Engility or the combined company or by the executive officer for “good reason,” in each case, in connection with or in anticipation of the Merger or within two years following the effective time of the merger, the executive officer will be entitled to receive:

•	a lump sum cash payment equal to the executive officer’s applicable severance multiple (3.00 in the case of the Chief Executive Officer and 2.00 in the case of each other executive officer) multiplied by the sum of (i) the greater of (A) the executive officer’s base salary in effect immediately prior to the effective time of the merger and (B) the executive officer’s base salary in effect immediately prior to the date of such termination, and (ii) the greater of the executive officer’s (A) average bonus paid for the three fiscal years prior to the fiscal year in effect on the date of such termination and (B) the target bonus in effect immediately prior to the effective time of the merger or immediately prior to the date of such termination, whichever amount is greater;
•	a lump sum cash payment equal to the pro-rata bonus (based on the number of days elapsed during the fiscal year in which such termination occurs) based on either the actual bonus earned for such year if determinable or the average bonus paid for the three fiscal years prior to the termination date;
•	continued medical, dental and life insurance coverage during the period of years following such termination equal to the executive officer’s applicable severance multiple; and
•	reasonable outplacement services.

The provision of payments and benefits described above is conditioned upon the executive officer’s execution of a release of claims and compliance with certain noncompetition and other restrictive covenants, which provide for a restricted period of twelve months following termination of employment.

Wayne Rehberger Employment Agreement

Engility’s Senior Vice President and Chief Financial Officer, Wayne M. Rehberger, is a party to a legacy employment agreement with TASC that was assumed by Engility in connection with the acquisition of TASC, Inc. on February 26, 2015. Pursuant to the employment agreement, upon termination of Mr. Rehberger’s employment by Engility without “cause” or resignation by Mr. Rehberger for “good reason” (each as defined in the employment agreement), Mr. Rehberger would be entitled to (1) 1.5 times the sum of (x) Mr. Rehberger’s then-current base salary and (y) Mr. Rehberger’s average annual bonus actually received in respect of the two years prior to the date in which termination occurs, payable over 18 months following the date of termination, (2) a lump sum payment equal to the estimated cost of COBRA premiums for 18 months following the date of his termination and (3) a pro rata bonus for the year of termination, based on actual performance for such year. The severance payments described in clause (1) above are condition upon Mr. Rehberger executing a release of claims and compliance with the restrictive covenants contained in his employment agreement. Mr. Rehberger would not be entitled to duplicate benefits under his employment agreement and the CIC Severance Plan, as applicable, and would receive the highest benefit available under each in the event of a termination of employment.

Severance Benefits Table

Based on the assumptions described above under “—Certain Assumptions,” the following table shows the estimated amounts that each executive officer would receive under the CIC Severance Plan upon a qualifying termination of employment immediately following the assumed effective time of the merger on December 31, 2018.

Executive Officer	Cash Severance ($)	Health and Medical Insurance Coverage ($)	Life Insurance Premiums ($)	Outplacement Services ($)	Total ($)
Lynn A. Dugle	5,218,645	18,780	4,998	18,000	5,260,423
Wayne M. Rehberger	1,846,667	9,250	3,332	18,000	1,877,249
Thomas O. Miiller	1,452,668	9,250	3,332	18,000	1,483,250
Susan M. Balaguer	1,029,867	9,250	3,332	18,000	1,060,449

Agreements with SAIC

As of the date of this joint proxy statement/prospectus, none of the Engility executive officers has entered into any agreement with SAIC or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, SAIC or one or more of its affiliates. Prior to or following the closing of the merger, however, some or all of the Engility executive officers may discuss or enter into agreements with SAIC or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, SAIC or one or more of its affiliates.

Indemnification and Insurance

Pursuant to the merger agreement, from and after the effective time of the merger, the combined company will indemnify, defend and hold harmless each current and former director or officer of Engility for liabilities for acts or omissions occurring at or prior to the effective time of the merger. In addition, the combined company will also maintain directors’ and officers’ liability insurance policies for six years following the effective time of the merger, subject to certain limitations on the amount of premiums payable under such policies. For additional information, see “The Merger Agreement — Indemnification and Insurance.”

Quantification of Potential Payments to Engility’s Named Executive Officers in Connection with the Merger

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on, or otherwise relates to, the merger that will or may become payable to each named executive officer of Engility in connection with the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “Financial Interests of Engility’s Directors and Executive Officers in the Merger” above.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur prior to completion of the merger. As a result, the amounts received by a named executive officer may materially differ from the amounts set forth below. For purposes of calculating such amounts, the assumptions described above under “—Certain Assumptions” were used.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Lynn A. Dugle	5,218,645	12,657,304	41,778	17,917,727
Wayne M. Rehberger	1,846,667	3,361,148	30,582	5,238,397
Thomas O. Miiller	1,452,668	2,424,152	30,582	3,907,402
Susan M. Balaguer	1,029,867	1,675,521	30,582	2,735,970
(1)	Cash. Represents the portion of the severance payable to each named executive officer upon a qualifying termination of employment that is based on or otherwise relates to the merger. The cash severance payable to each named executive officer is a “double-trigger” payment, which means the amounts will become payable only upon a qualifying termination of employment in connection with or in anticipation of the merger or within two years following the effective time of the merger. The receipt by the named executive officer of severance benefits under the CIC Severance Plan is conditioned upon the named executive officer’s execution of a release of claims and compliance with certain noncompetition and other restrictive covenants, which provide for a restricted period of twelve months following termination of employment with respect to the noncompetition and nonsolicitation covenants. For further details regarding the cash severance that may become payable to Engility’s named executive officers, see “Financial Interests of Engility Directors and Executive Officers in the Merger—Severance Plans and Employment Arrangements— Severance Benefits in Connection with the Consummation of the Merger.”
(2)	Equity. Represents the value of the Engility RSUs and Engility PSUs held by each named executive officer that would vest upon a qualifying termination that is based on or otherwise relates to the merger, and excludes the value of equity awards that would vest upon a qualifying termination of employment independent of the merger. The amounts payable to named executive officers in respect of Engility RSUs and Engility PSUs are “double-trigger” payments, which means the amounts will become payable only upon a qualifying termination of employment following the effective time of the merger. For further details regarding the treatment of Engility equity awards in connection with the Merger, see “Financial Interests of Engility Directors and Executive Officers in the Merger—Treatment of Outstanding Equity Awards.”
(3)	Perquisites/Benefits. Represents the portion of the value of continued medical, dental and life insurance coverage, as well as the cost of reasonable outplacement services, payable to each named executive officer upon a qualifying termination of employment that is based on or otherwise relates to the merger, and excludes the value of such coverage and services that would be provided upon a qualifying termination of employment in the ordinary course and independent of the merger. The continued coverage and services provided to each named executive officer is a “double-trigger” benefit, which means that the coverage and services will be provided only upon a qualifying termination of employment in connection with or in anticipation of the merger or within two years following the effective time of the merger. The receipt by the named executive officer of continued medical, dental and life insurance coverage and cost of reasonable outplacement services under the CIC Severance Plan is conditioned upon the named executive officer’s execution of a release of claims and compliance with certain restrictive covenants, as described in note (1) above. For further details regarding the perquisites and benefits that may be provided to Engility’s named executive officers, see “Financial Interests of Engility Directors and Executive Officers in the Merger—Severance Plans and Employment Arrangements— Severance Benefits in Connection with the Consummation of the Merger.”

Certain Forecasts Prepared by SAIC

SAIC prepared unaudited forecasted financial information for the years ended January 31, 2019 through January 31, 2023 for SAIC and, using Engility unaudited forecasted financial information provided by Engility, prepared adjusted unaudited forecasted financial information for the years ended December 31, 2018 through December 31, 2022 for Engility on a standalone basis. The unaudited forecasted financial information does not give effect to the merger, the potential impact of estimated cost or revenue synergies, or any changes in the operations or strategies of either SAIC or Engility that may be implemented after completion of the merger. The unaudited forecasted financial information for Engility and SAIC was prepared separately by SAIC using, in some cases, different assumptions, and is not intended to be added together, nor is it intended to represent the results or forecasted financial information for the combined company if the merger is completed.

The SAIC unaudited forecasted financial information was prepared by SAIC management in connection with SAIC’s annual operating plan process and reflects a detailed forecast based on numerous estimates and assumptions, including SAIC’s continued performance on its existing government contracts at sustained margin levels, success in contract re-competition and new business proposals congruent with historical performance, and SAIC management’s view of continued government budget growth.

Neither SAIC nor Engility, as a matter of course, makes public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the SAIC unaudited forecasted financial information (as defined below) was made available to the SAIC Board, the Engility Board, Citi, Stone Key, and Guggenheim Securities, and the Engility adjusted unaudited forecasted financial information (as defined below) was made available to the SAIC Board, Citi, and Stone Key, in each case, as further described below, in connection with the evaluation of the merger. The inclusion of the unaudited forecasted financial information set forth below should not be regarded as an indication that any of SAIC, Engility, Citi, Stone Key and Guggenheim Securities or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Readers of this document are cautioned not to place undue reliance on the unaudited forecasted financial information.

The unaudited forecasted financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited forecasted financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the unaudited forecasted financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions which may not materialize and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Engility and/or SAIC and will be beyond the control of the combined company. SAIC stockholders and Engility stockholders are urged to review the SEC filings of SAIC for a description of risk factors with respect to the business of SAIC and the SEC filings of Engility for a description of risk factors with respect to the business of Engility. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 23 and 156, respectively. SAIC stockholders and Engility stockholders are also urged to review the section entitled “Risk Factors” beginning on page 25. The prospective financial information included in this document was not prepared with a view toward public dissemination or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information but, in the view of each of SAIC’s and Engility’s management, as applicable, was prepared on a reasonable basis, reflects the best available estimates and judgments as of the date of preparation, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of SAIC and Engility, as applicable. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited forecasted financial information. The prospective financial information included in this document has been prepared by, and is the responsibility of, SAIC’s and Engility’s management, as applicable.

Deloitte & Touche LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information. The Deloitte & Touche LLP report incorporated by reference in this joint proxy statement/prospectus relates only to the previously issued financial statements of SAIC. It does not extend to the prospective financial information and should not be read to do so.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates only to the previously issued financial statements of Engility. It does not extend to the prospective financial information and should not be read to do so.

NEITHER SAIC NOR ENGILITY HAVE UPDATED OR INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Summary of Certain Unaudited Forecasted Financial Information of SAIC

The following table presents a summary of certain unaudited forecasted financial information of SAIC on a standalone basis for the fiscal years ending 2019 through 2023 prepared by SAIC’s management and provided to Engility and Guggenheim Securities, which is referred to as the SAIC unaudited forecasted financial information:

	January 31,
(in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$4,587	$4,725	$4,866	$5,012	$5,260
Adjusted EBITDA (1)(2)	$334	$352	$373	$394	$418
Unlevered Free Cash Flow (3)(4)	$162	$249	$262	$276	$324
(1)	SAIC’s non-GAAP adjusted projections exclude the impact of the following, where applicable: acquisition and integration-related expenses, restructuring costs and legal and settlement costs, but includes stock based compensation expense. These non-GAAP financial measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.
(2)	“Adjusted EBITDA” is defined as estimated earnings before interest, taxes and depreciation and amortization expense excluding the pre-tax non-GAAP adjustments described in Note 1 above.
(3)	Unlevered free cash flow is calculated as Adjusted EBITDA less cash tax expense, less capital expenditures, and less changes in working capital.
(4)	FY2019 unlevered free cash flow represents the unlevered free cash flows for the six months ended January 31, 2019.

The estimates and assumptions underlying the SAIC unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of SAIC as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 23 and 25, respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of SAIC, or that actual results will not differ materially from those presented in the SAIC unaudited forecasted financial information. Inclusion of the SAIC unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the SAIC unaudited forecasted financial information will be achieved.

The SAIC unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the SAIC special meeting or the Engility special meeting or to acquire securities of SAIC or Engility.

Summary of SAIC-Prepared Engility Adjusted Unaudited Forecasted Financial Information

The following table presents a summary of certain unaudited forecasted financial information of Engility on a standalone basis for the fiscal years ending December 31, 2018 through December 31, 2022 as derived from materials provided to SAIC’s management by Engility and prepared by SAIC management and provided to the SAIC Board, Citi, Stone Key, and Guggenheim Securities, which is referred to as the Engility adjusted unaudited forecasted financial information. Such Engility adjusted unaudited forecasted financial information was prepared by SAIC management from the Engility unaudited forecasted financial information provided by Engility to SAIC (as set forth in the table above).

	December 31,
(in millions)(1)	2018E	2019E	2020E	2021E	2022E
Summary of Engility Adjusted Unaudited Forecasted Financial Information
Total Revenue	$1,898	$1,951	$2,007	$2,067	$2,129
Adjusted EBITDA (2)(3)	$170	$174	$177	$182	$187
Unlevered Free Cash Flow (4)(5)	$75	$148	$165	$155	$169
(1)	The adjustments made by SAIC management to the Engility unaudited forecasted financial information resulted primarily from changes to assumed re-compete and new business win rates based on SAIC management’s view of the underlying assumptions. SAIC management also made adjustments to the assumed margin profile of certain opportunities being competed (re-compete and new business).
(2)	Engility’s non-GAAP adjusted projections exclude the impact of the following, where applicable: loss or gain on the disposal or sale of property, plant and equipment, acquisition and integration-related expenses, restructuring costs and legal and settlement costs, but includes stock based compensation expense. These non-GAAP financial measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.
(3)	“Adjusted EBITDA” is defined as estimated earnings before interest, taxes and depreciation and amortization expense excluding the pre-tax non-GAAP adjustments described in Note (1) above.
(4)	Unlevered free cash flow is calculated as Adjusted EBITDA less cash tax expense, less capital expenditures, and less changes in working capital, and includes the impact of Engility federal and state NOLs as well as amortizable goodwill and other intangible assets, to the cash tax expense.
(5)	FY2018 unlevered free cash flow represents the unlevered free cash flows for the six months ended December 31, 2018.

The estimates and assumptions underlying the Engility adjusted unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of SAIC as of the date of the preparation of such forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 23 and 25, respectively. Accordingly, there can be no assurance that the Engility adjusted unaudited forecasted financial information is indicative of the future performance of Engility, or that actual results will not differ materially from those presented in the Engility adjusted unaudited forecasted financial information. Inclusion of the Engility adjusted unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Engility adjusted unaudited forecasted financial information will be achieved.

The Engility adjusted unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the SAIC special meeting or the Engility special meeting or to acquire securities of SAIC or Engility.

Summary of Forecasted Cost Synergy Information of the Combined Company

SAIC and Engility jointly prepared and provided forecasted cost synergies to the SAIC Board, the Engility Board, Guggenheim Securities, Citi and/or Stone Key for use in their financial analyses that were presented to the SAIC Board and Engility Board. These estimates are summarized in the following table. Based on these cost synergies, SAIC’s management estimates that the combined company would realize run-rate gross synergies of $168 million and run-rate net synergies of $75 million over a two year period after adjusting for the impact of cost-plus contracts.

Category	Estimated Synergies
Total Go-to-Market Costs(1)	$53
Total Corporate Costs	$95
Other Costs	$20
Total Costs / Estimated Synergy Opportunity(2)	$168
(1)	Go-to-Market business units includes business development and other.
(2)	For purposes of synergy recoverability, SAIC assumed that the pro forma combined company would have a 55% cost-plus revenue mix, resulting in 45% synergy recoverability.

The estimates and assumptions underlying the forecasted synergy information are inherently uncertain and, though considered reasonable by the management of SAIC and Engility as of the date of the preparation of such forecasted synergy information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted synergy information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 23 and 25, respectively. Accordingly, there can be no assurance that the forecasted synergy information results are indicative of the future performance of the combined company, or that actual results will not differ materially from those presented in the forecasted synergy information. Inclusion of the forecasted synergy in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved.

The forecasted synergy information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the SAIC special meeting or the Engility special meeting or to acquire securities of SAIC or Engility.

Certain Forecasts Prepared by Engility

Engility prepared unaudited forecasted financial information for the years ended December 31, 2018 through December 31, 2022 for Engility and, using SAIC unaudited forecasted financial information provided by SAIC, prepared adjusted unaudited forecasted financial information for the years ended January 31, 2019 through January 31, 2023 for SAIC on a standalone basis. The unaudited forecasted financial information does not give effect to the merger, the potential impact of estimated cost or revenue synergies, or any changes in the operations or strategies of either SAIC or Engility that may be implemented after completion of the merger. The unaudited forecasted financial information for Engility and SAIC was prepared separately by Engility using, in some cases, different assumptions, and is not intended to be added together, nor is it intended to represent the results or forecasted financial information for the combined company if the merger is completed.

The Engility unaudited forecasted financial information was prepared by Engility management in connection with Engility’s annual operating plan process and reflects a detailed forecast based on numerous estimates and assumptions, including Engility’s continued performance on its existing government contracts at sustained margin levels, success in contract re-competition and new business proposals congruent with historical performance, and Engility management’s view of continued government budget growth. The Engility unaudited forecasted financial information also assumes, though not included in the unlevered free cash flow calculation, (for the duration of the forecast period) that Engility is not a cash taxpayer, aside from de minimis state and local taxes, as a result of Engility’s existing tax amortization (goodwill and intangibles) and balance of net operating losses acquired in its merger with TASC, Inc.

The prospective financial information included in this document was not prepared with a view toward public dissemination or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The prospective financial information included in this document has been prepared by, and is the responsibility of, SAIC’s and Engility’s management, as applicable.

Deloitte & Touche LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information. The Deloitte & Touche LLP report incorporated by reference in this joint proxy statement/prospectus relates only to the previously issued financial statements of SAIC. It does not extend to the prospective financial information and should not be read to do so.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates only to the previously issued financial statements of Engility. It does not extend to the prospective financial information and should not be read to do so.

Summary of Certain Unaudited Forecasted Financial Information of Engility

The following table presents a summary of certain unaudited forecasted financial information of Engility on a standalone basis for the fiscal years ending 2018 through 2022 prepared by Engility’s management and provided to SAIC, Guggenheim Securities, Citi and Stone Key, which is referred to as the Engility unaudited forecasted financial information:

	December 31,
(in millions)	2018E		2019E	2020E	2021E	2022E
Revenue	$1,914		$1,969	$2,044	$2,126	$2,212
Adjusted EBITDA(1)(2)	$174		$177	$183	$192	$199
Unlevered Free cash flow(3)	$51	(4)	$114	$130	$125	$126
(1)	Engility’s non-GAAP adjusted projections exclude the impact of the following, where applicable: loss or gain on the disposal or sale of property, plant and equipment, acquisition and integration-related expenses, restructuring costs and legal and settlement costs, but includes stock based compensation expense . These non-GAAP financial measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.
(2)	“Adjusted EBITDA” is defined as estimated earnings before interest, taxes and depreciation and amortization expense excluding the pre-tax non-GAAP adjustments described in Note 1 above.
(3)	Unlevered free cash flow is calculated as Adjusted EBITDA less cash taxes, less capital expenditures, and less changes in working capital. Please note it does not include the impact of Engility’s existing tax amortization benefit (goodwill and intangibles) and balance of net operating losses primarily related to its merger with TASC, Inc.
(4)	Represents six months ended December 31, 2018.

The estimates and assumptions underlying the Engility unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Engility as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 23 and 25, respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of Engility, or that actual results will not differ materially from those presented in the Engility unaudited forecasted financial information. Inclusion of the Engility unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Engility unaudited forecasted financial information will be achieved.

The Engility unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Engility special meeting or the SAIC special meeting or to acquire securities of Engility or SAIC.

Summary of Engility-Prepared SAIC Adjusted Unaudited Forecasted Financial Information

The following table presents a summary of certain unaudited forecasted financial information of SAIC on a standalone basis for the fiscal years ending January 31, 2019 through January 31, 2023 prepared by Engility management and provided to the Engility Board and to Guggenheim Securities, which is referred to as the SAIC adjusted unaudited forecasted financial information. Such SAIC adjusted unaudited forecasted financial information was prepared by Engility management from the SAIC unaudited forecasted financial information provided by SAIC to Engility (as set forth in the table above).

	January 31,
(in millions)(1)	2019E		2020E	2021E	2022E	2023E
Summary of SAIC Adjusted Unaudited Forecasted Financial Information
Revenue	$4,557		$4,579	$4,734	$4,876	$5,022
Adjusted EBITDA(2)(3)	$333		$344	$362	$373	$384
Unlevered free cash flow(4)	$124	(5)	$253	$254	$263	$266
(1)	The adjustments made by Engility management to the SAIC unaudited forecasted financial information resulted primarily from changes to assumed re-compete and new business win rates based on Engility management’s view of the underlying assumptions. Engility management also made adjustments to the assumed margin profile of certain opportunities being competed (re-compete and new business).
(2)	SAIC’s non-GAAP adjusted projections exclude the impact of the following, where applicable: acquisition and integration-related expenses, restructuring costs and legal and settlement costs, but includes stock based compensation expense. These non-GAAP financial measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.
(3)	“Adjusted EBITDA” is defined as estimated earnings before interest, taxes and depreciation and amortization expense excluding the pre-tax non-GAAP adjustments described in Note (1) above.
(4)	Unlevered free cash flow is calculated as Adjusted EBITDA less cash taxes, less capital expenditures, and less changes in working capital.
(5)	Represents six months ended January 31, 2019.

The estimates and assumptions underlying the SAIC adjusted unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Engility as of the date of the preparation of such forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 23 and 25, respectively. Accordingly, there can be no assurance that the SAIC adjusted unaudited forecasted financial information is indicative of the future performance of SAIC, or that actual results will not differ materially from those presented in the SAIC adjusted unaudited forecasted financial information. Inclusion of the SAIC adjusted unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the SAIC adjusted unaudited forecasted financial information will be achieved.

The SAIC adjusted unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Engility special meeting or the SAIC special meeting or to acquire securities of Engility or SAIC.

Summary of Forecasted Cost Synergy Information of the Combined Company

Engility and SAIC jointly prepared and provided forecasted cost synergies to the Engility Board, the SAIC Board, Guggenheim Securities, Citi and/or Stone Key for use in their financial analyses that were presented to the Engility Board and SAIC Board. These estimates are summarized in the following table. Based on these cost synergies, Engility’s management estimate that the combined company would realize run-rate gross synergies of $168 million and run-rate net synergies of $75 million over two years after adjusting for the impact of cost-plus contracts.

Category	Estimated Synergies
Total Go-to-Market Costs(1)	$53
Total Corporate Costs	$95
Other Costs	$20
Total Costs / Estimated Synergy Opportunity(2)	$168
(1)	Go-to-Market business units includes business development and other.
(2)	For purposes of synergy recoverability, SAIC assumed that the pro forma combined company would have a 55% cost-plus revenue mix, resulting in 45% synergy recoverability.

The estimates and assumptions underlying the forecasted synergy information are inherently uncertain and, though considered reasonable by the management of Engility and SAIC as of the date of the preparation of such forecasted synergy information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted synergy information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 23 and 25, respectively. Accordingly, there can be no assurance that the forecasted synergy information results are indicative of the future performance of the combined company, or that actual results will not differ materially from those presented in the forecasted synergy information. Inclusion of the forecasted synergy in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved.

The forecasted synergy information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Engility special meeting or the SAIC special meeting or to acquire securities of Engility or SAIC.

Regulatory Approvals

HSR Act and Antitrust. The merger is subject to the requirements of the HSR Act, which prevents SAIC and Engility from completing the merger until required information and materials are furnished to the Antitrust Division of the Department of Justice, which we refer to as the DOJ, and the U.S. Federal Trade Commission, which we refer to as the FTC, and the statutory waiting period is terminated or expires. SAIC and Engility filed the requisite notification and report forms under the HSR Act with the DOJ and the FTC on September 20, 2018. The 30-day waiting period required by the HSR Act expired on October 22, 2018. Notwithstanding, the DOJ, the FTC or others may challenge the merger on antitrust grounds after the expiration or termination of the waiting period, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to concessions or conditions. The merger may also be reviewed by competition law authorities outside of the United States. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not succeed or will not include conditions that could be detrimental or result in the abandonment of the merger.

Exchange of Shares in the Merger

Prior to the effective time, SAIC shall designate a bank or trust company reasonably acceptable to Engility to act as the exchange agent in connection with the merger (the “Exchange Agent”). At or prior to the effective time, SAIC or merger sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of shares of SAIC common stock issuable pursuant to the merger agreement in book-entry form equal to the merger consideration (excluding any cash in lieu of fractional shares payable pursuant to the merger agreement), and (ii) cash in immediately available funds in an amount sufficient to pay any dividends under the merger agreement (such evidence of book-entry shares of SAIC common stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Engility common stock.

Upon surrender of stock certificates accompanied by an executed letter of transmittal and other documents described in the instructions or, in the case of uncertificated shares, an “agent’s message” in customary form, of Engility common stock for cancellation, an Engility stockholder will receive the following: (i) the share consideration to which such Engility stockholder is entitled, and (ii) cash in lieu of fractional shares of SAIC common stock, if any. Engility stockholders will not receive any fractional shares of SAIC common stock pursuant to the merger. After the effective time of the merger, Engility will not register any transfers of the shares of Engility common stock. Shares of SAIC stock issued in connection with the merger will be issued in uncertificated, book-entry form.

After the effective time of the merger, shares of Engility common stock will no longer be issued and outstanding, will be canceled and will cease to exist, and each certificate, if any, that previously represented Engility common stock will represent only the right to receive the merger consideration as described above. With respect to such shares of SAIC common stock deliverable upon the surrender of Engility share certificates, until holders of such Engility share certificates have surrendered such stock certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with respect to such shares of SAIC common stock with a record date after the effective time of the merger.

SAIC stockholders need not take any action with respect to their stock certificates.

Treatment of Engility Equity Awards

Treatment of Restricted Stock Unit Awards. At the effective time, each outstanding Engility restricted stock unit, whether vested or unvested, will be converted into a restricted stock unit for a number of whole shares of SAIC common stock (rounded to the nearest whole share) equal to the product of (a) the number of shares of Engility common stock subject to such award and (b) the SAIC equity award exchange ratio, subject to the same terms and conditions, including vesting, as were applicable to such awards prior to the merger.

Treatment of Performance Stock Unit Awards. At the effective time, each outstanding Engility performance stock unit will be converted into a time-based vesting restricted stock unit for a number of whole shares of SAIC common stock (rounded up to the nearest whole share) equal to the product of (a) the number of shares of Engility common stock subject to such award determined based on (x) target performance (if the effective time occurs on or prior to December 31, 2018) or (y) actual performance measured on the effective time (or December 31, 2018 if determined by the compensation committee of Engility) if more than twelve months have elapsed from the beginning of the performance period of the applicable performance stock units to the effective time, and (b) the exchange ratio, subject to vesting based on continued service until the third anniversary of the grant date of the Engility performance stock unit, and other terms and conditions, including vesting acceleration terms, as were applicable to such awards prior to the merger.

While the consummation of the merger transactions will constitute a “change in control” of Engility under the Second Amended and Restated 2012 Long Term Performance Plan (the “2012 Plan”), since the awards are being assumed, there will be no vesting acceleration unless and until certain holders have a qualifying termination following such change in control pursuant to the terms of the awards. Each of the named executive officers of Engility has been granted equity awards under 2012 Plan. The restricted stock unit awards, which vest in three equal annual installments on each of the first three anniversaries of the grant date, and performance stock share units, which require conditions to be met in determining the number of awards that may vest over a three-year period. The terms of the merger agreement provide that all outstanding equity awards will be assumed by SAIC and the 2012 Plan provides that awards do not accelerate if assumed by an acquirer. Under the terms of the 2012 Plan, assumption of awards upon a change in control is permissible, and the Engility Board has determined that all such awards issued thereunder will be assumed and converted into the right to receive SAIC common stock upon vesting and settlement of the awards.

For information showing the value of the outstanding awards for each individual who serves as an executive officer or director of Engility, see “Financial Interests of Engility Executive Officers and Directors in the Merger” beginning on page 85.

Directors and Officers of SAIC Following the Merger

At the effective time of the merger, SAIC shall cause its board of directors to consist of eleven members. SAIC shall appoint two individuals who are currently members of the Engility Board to serve on the board of directors of SAIC, to be mutually agreed upon by SAIC and Engility. SAIC and Engility have agreed that these directorships shall be filled by David M. Kerko and Katharina G. McFarland, each of whom is currently a director of Engility.

Following closing, Anthony Moraco is expected to continue in his current role as Chief Executive Officer of SAIC.

Dividend Policy

SAIC currently pays a quarterly dividend of $0.31 per share. Following the closing of the merger, SAIC expects to continue its current dividend for stockholders of the combined company, subject to any factors that its board of directors in its discretion deems relevant. See “SAIC cannot assure you that it will be able to continue paying dividends at the current rate or at all,” in “Risk Factors—Risk Factors Relating to SAIC Following the Merger—Other Risks” beginning on page 31.

Engility does not currently pay dividends on its shares of common stock. Engility is effectively restricted under the merger agreement from paying cash dividends on shares of Engility common stock.

Listing of SAIC Common Stock

It is a condition to the completion of the merger that the SAIC common stock issuable in connection with the merger be approved for listing on the NYSE.

Financing Related to the Merger

On October 31, 2018, SAIC entered into an amended and restated credit agreement with Citibank, N.A. pursuant to which, among other things, Citibank, N.A. and certain other lenders have committed to provide SAIC with a new secured term loan A in the amount of $1.068 billion maturing on October 31, 2023 in addition to its currently outstanding $1.050 billion term loan B and $200 million committed revolving loan facility.

The interest rate with respect to the term loan A will be equal to LIBOR for an interest period of 1, 2, 3 or 6 months (or, if available to all lenders, an interest period of 12 months) plus an applicable margin of 1.25% to 2.00%, or an alternate base rate (defined as the highest of (x) Citibank, N.A.’s prime rate, (y) the federal funds effective rate from time to time plus 0.50% and (z) LIBOR for a one month interest period plus 1.00%) plus an applicable margin of 0.25% to 1.00%, in each case based on the then applicable Leverage Ratio (as defined in the amended and restated credit agreement).

The proceeds of the term loan A will be used (x) to repay in full all outstanding indebtedness for borrowed money of Engility under their (i) existing Credit Agreement, dated as of August 12, 2016, with Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and the other lenders and parties thereto; and (ii) existing Indenture, dated August 12, 2016, with Deutsche Bank Trust Company Americas, as trustee, and the other parties thereto, and (y) to pay certain costs and expenses incurred in connection with the merger.

The commitment to provide the term loan A will terminate upon the earliest to occur of (x) the termination of the merger agreement, (y) the consummation of the transactions contemplated by the merger agreement and (z) June 15, 2019. The obligation of Citibank, N.A. and certain other lenders to fund the term loan A is subject to a number of conditions, including, without limitation, (i) the consummation of the transactions contemplated by the merger agreement (without giving effect to any modifications, amendments, waivers or consents thereto that are materially adverse to Citibank, N.A. and the lenders without the consent of Citibank, N.A.), (ii) no material adverse effect on either SAIC or Engility, (iii) the payment of certain fees and expenses, (iv) the delivery of customary legal opinions and closing certificates (including a solvency certificate of SAIC), (v) the accuracy of certain specified representations and warranties, (vi) the substantially simultaneous repayment of indebtedness for borrowed money of Engility as described above, (vii) the perfection of liens in favor of the commitment parties in respect of certain collateral and (viii) the receipt of customary customer information required to satisfy certain bank regulatory requirements. There can be no assurance that these conditions to funding will be met.

The amended and restated credit agreement also provides for an increase to the existing revolving credit facility commitment by $200 million to $400 million upon the effectiveness of the merger.

At closing, Engility and certain of its subsidiaries are required to guarantee and provide security for all indebtedness of SAIC under the amended and restated credit agreement.

The amended and restated credit agreement contains customary covenants applicable to SAIC and its subsidiaries, which include limitations on: liens; accounting changes, nature of business, hedge agreements, sale leaseback, dividends and issuance of capital stock, further negative pledges, investments indebtedness, payments of subordinated indebtedness, other indebtedness and agreements, fundamental changes, and asset dispositions. The amended and restated credit agreement also requires the maintenance of a Senior Secured Leverage Ratio (as defined in the amended and restated credit agreement) of not greater than 3.75 to 1.00 until the effectiveness of the merger, and thereafter until six full quarters have passed, of not greater than 4.50 to 1.00, and thereafter, of not greater than 4.00 to 1.00; subject to additional modifications as set forth in the amended and restated credit agreement. Beginning with SAIC’s fiscal year ending on or about January 31, 2020, annual mandatory prepayments of a portion of its Excess Cash Flow (as defined in the amended and restated credit agreement) will be required.

The amended and restated credit agreement also contains certain customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events, nonpayment, cross-defaults to other debt, breach of specified covenants, ERISA events, material monetary judgments, change of control events, the material inaccuracy of our representations and warranties, invalidity of loan documents or a guarantee, and material invalidity of security. If an event of default occurs and is continuing under the amended and restated credit agreement, the agent shall at the request, or may with the consent, of the required lenders, terminate the commitments thereunder, declare amounts outstanding, including principal and accrued interest and fees, payable immediately, and enforce any and all rights and interests.

Litigation Related to the Merger

On October 31, 2018, an SAIC stockholder filed a purported class action complaint in the Court of Chancery of the State of Delaware, captioned Jason Perlow v. Robert A. Bedingfield, et al., Case No. 2018-0785-AGB, on behalf of himself and all other similarly situated SAIC stockholders against SAIC’s directors at the time the acquisition was announced. The complaint alleges, among other things, that in connection with SAIC's proposed acquisition of Engility, the defendants breached their fiduciary duties in failing to disclose certain information in the preliminary registration/joint proxy statement. The complaint seeks declaratory and injunctive relief, including preliminarily enjoining any vote on the merger and an award of attorneys’ fees and expenses.

On November 2, 2018, an Engility stockholder filed a purported class action complaint in the United States District Court for the District of Delaware, captioned Karl Olsen v. Engility Holdings, Inc., Case No. 1:18-cv-01737-MN, on behalf of himself and all other similarly situated Engility stockholders against Engility, Engility’s directors at the time the acquisition was announced, SAIC, and merger sub. The complaint alleges, among other things, that Engility’s directors breached their fiduciary duties to Engility stockholders by agreeing to a supposedly inadequate price for the Engility shares, by following an allegedly unfair process in approving the merger agreement, and as a result of alleged material omissions and misstatements in the preliminary registration/joint proxy statement. The complaint also claims that the alleged misstatements and omissions in the preliminary registration/joint proxy statement constituted violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. The complaint seeks injunctive relief and monetary recovery, including enjoining the defendants from taking any further action to consummate the proposed merger unless and until certain information is included in an amendment to the preliminary registration/joint proxy statement, monetary damages in the event that the proposed merger is consummated, and an award of attorneys’ fees and expenses.

On November 6, 2018, (1) an Engility stockholder filed a complaint in the United States District Court for the Eastern District of Virginia, captioned John Patchan v. Engility Holdings, Inc., Case No. 1:18-cv-01384-AJT-IDD against Engility and Engility’s directors at the time the acquisition was announced, and (2) an Engility stockholder filed a purported class action complaint in the United States District Court for the District of Delaware, captioned Jack Wolf v. Engility Holdings, Inc., Case No. 1:18-cv-01751-UNA,

on behalf of himself and all other similarly situated Engility stockholders against Engility, Engility’s directors at the time the acquisition was announced, SAIC, and merger sub. Each of these complaints alleges, among other things, that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 because the preliminary registration/joint proxy statement fails to disclose certain information. The complaints seek declaratory and injunctive relief and monetary recovery, including enjoining the defendants from taking any further action to consummate the proposed merger, monetary damages in the event that the proposed merger is consummated, and an award of attorneys’ fees and expenses.

The defendants have not yet responded to any of these complaints. While it is too early to predict the outcome of the litigation described above, or a reasonable range of potential losses related to such litigation, the defendants believe the claims asserted in these lawsuits are without merit. Additional lawsuits arising out of or relating to the merger agreement or the merger may be filed in the future.

Delisting and Deregistration of Engility Shares

When the merger is completed, the Engility common stock currently listed on the NYSE will cease to be quoted on the NYSE and will be deregistered under the Exchange Act.

Appraisal Rights

Under Delaware law, the holders of Engility common stock are not entitled to appraisal rights in connection with the Engility merger proposal.

Under Delaware law, the holders of SAIC common stock are not entitled to appraisal rights in connection with the SAIC stock issuance proposal.

THE MERGER AGREEMENT

The following section summarizes the material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of SAIC and Engility are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. SAIC and Engility stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions regarding the merger, including the approval and adoption of the merger agreement or the approval of the SAIC stock issuance. This summary is qualified in its entirety by reference to the merger agreement.

The merger agreement is described in this joint proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about SAIC or Engility. The merger agreement contains representations and warranties that the parties made to each other as of the date of the merger agreement or other specific dates, solely for purposes of the contract between the parties, and those representations and warranties should not be relied upon by any other person. The assertions embodied in those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement. Accordingly, the representations and warranties may not be accurate or complete characterizations of the actual state of facts at any time. In particular, the representations and warranties:

•	may not be intended to establish matters of fact, but rather to allocate the risk between the parties in the event the statements contained in the representations and warranties prove to be inaccurate;
•	have been modified in important part by certain underlying disclosures that were made between the parties in connection with the negotiation of the merger agreement, which are not reflected in the merger agreement itself or publicly filed; and
•	are subject to contractual standards of materiality different from what is generally applicable to you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 156.

Terms of the Merger; Merger Consideration

Pursuant to the merger agreement, and in accordance with Delaware law, at the effective time of the merger, merger sub will be merged with and into Engility, with Engility continuing as a direct wholly owned subsidiary of SAIC.

At the effective time of the merger, each outstanding share of Engility common stock (other than shares owned by SAIC or merger sub or shares held in treasury), will be automatically converted into the right to receive 0.450 of a share of validly issued, fully paid and non-assessable shares of SAIC common stock, par value $0.0001 per share (the “merger consideration”).

SAIC will not issue fractional shares of SAIC common stock pursuant to the merger agreement. Instead, each Engility stockholder who otherwise would have been entitled to receive a fraction of a share of SAIC common stock will receive cash in lieu thereof, as provided in the merger agreement.

In the event of any reclassification, stock split, reverse stock split, stock dividend, stock distribution, recapitalization, subdivision or other similar transaction with respect to the shares of Engility common stock or shares of SAIC common stock prior to the effective time of the merger, the merger consideration will be equitably adjusted to provide the same economic effect as contemplated by the merger agreement.

Exchange Procedures

Prior to the effective time of the merger, SAIC will enter into an agreement with an exchange agent selected by SAIC and reasonably acceptable to Engility, to handle the exchange of shares of Engility common stock in connection with the merger, including the payment of cash for fractional shares. At or prior to the effective time of the merger, SAIC or merger sub will deposit with the exchange agent, for the benefit of the holders of Engility common stock, the applicable number of shares of SAIC common stock to be issued as merger consideration and cash in an amount sufficient to make payments in respect of any dividends or distributions on SAIC common stock with a record date after the closing of the merger. SAIC will take all actions necessary to ensure that the amount deposited is sufficient to make such cash payments.

Promptly after the effective time of the merger, and in any event within five business days thereafter, the exchange agent will mail to each holder of record of Engility common stock represented by a certificate, a letter of transmittal and instructions explaining how to surrender stock certificates representing shares of Engility common stock in exchange for the merger consideration. Holders of uncertificated shares of Engility common stock will be entitled to receive the merger consideration without delivering a certificate or letter of transmittal upon receipt of an “agent’s message” from the exchange agent.

If any stock certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the stock certificate to be lost, stolen or destroyed and, if required by SAIC or the exchange agent, the posting by such person of a bond in a reasonable amount as SAIC or the exchange agent may direct as indemnity against any claim that may be made against it with respect to the stock certificate, the exchange agent will issue, in exchange for such lost, stolen or destroyed stock certificate, the merger consideration payable with respect to the shares of Engility common stock represented by such certificate.

Upon surrender of an applicable stock certificate (or affidavit of loss in lieu of certificate) to the exchange agent in accordance with the exchange agent’s instructions, the holder of such stock certificate will be entitled to receive the merger consideration, in the form of (i) that number of whole shares of SAIC common stock that such holder has the right to receive pursuant to the merger agreement, less any required tax withholdings, and (ii) cash in lieu of fractional shares as provided in the merger agreement, and such stock certificates so surrendered will be cancelled. No interest will be paid or will accrue on any merger consideration payable under the merger agreement. If payment is to be made to a person other than the person in whose name the certificate surrendered is registered, payment can be made to such person if the certificate formerly representing such shares is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

Stock certificates should not be returned with the enclosed proxy card(s). Stock certificates should be returned with a validly executed transmittal letter and accompanying instructions that will be provided to Engility stockholders following the effective time of the merger.

Following the effective time of the merger, no further registrations of transfers of shares of Engility common stock will be made on Engility’s stock transfer books. 180 days after the effective time of the merger, SAIC may require the exchange agent to deliver to SAIC all cash and shares of SAIC common stock remaining in the exchange fund. Thereafter, Engility stockholders must look only to SAIC for payment of the merger consideration with respect to their shares of Engility common stock.

Completion of the Merger

The closing of the merger will take place (a) at the offices of Weil, Gotshal & Manges LLP in New York, New York as soon as reasonably practicable, and in no event later than three business days after the satisfaction or (to the extent permitted by applicable law) waiver of the conditions to the closing of the merger have been satisfied or waived (other than conditions that by their nature cannot be satisfied until the closing of the merger, which shall be required to be so satisfied or (to the extent permitted by applicable law) waived in accordance with the merger agreement upon the closing date of the merger) or (b) such other time, date or place as SAIC and Engility may agree in writing, but in any event in the case of (a) or (b), not earlier than November 12, 2018. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware, in accordance with the laws of Delaware.

Representations and Warranties

The merger agreement contains representations and warranties made by each of SAIC and Engility related to, among other things:

•	due organization, good standing and the requisite corporate power and authority to carry on their respective businesses;
•	subsidiaries and equity interests;
•	capital structure and related matters;
•	corporate power and authority to enter into the merger agreement and due execution, delivery and enforceability of the merger agreement;
•	absence of conflicts with organizational documents, breaches of contracts and agreements, liens upon assets and violations of applicable law resulting from the execution and delivery of the merger agreement and consummation of the transactions contemplated by the merger agreement;
•	absence of required governmental or other third party consents in connection with execution and delivery of the merger agreement and consummation of the transactions contemplated by the merger agreement other than as specified in the merger agreement;
•	SEC filings, financial statement compliance and absence of undisclosed liabilities;
•	internal controls and procedures;
•	absence of certain changes or events and conduct of business in the ordinary course since January 1, 2018;
•	litigation;
•	employee benefits matters and ERISA compliance;
•	employee and labor matters;
•	compliance with laws;
•	export controls;
•	material contracts;
•	environmental matters and compliance with environmental laws;
•	tax matters and intended tax treatment of the merger;
•	intellectual property;
•	compliance with privacy laws;
•	insurance;
•	title to properties;
•	government contracts;
•	accuracy and completeness of information supplied for the inclusion or incorporation by reference in this joint proxy statement/prospectus;
•	absence of brokers and other advisors besides Guggenheim Securities, Citi or Stone Key;
•	opinions of financial advisors; and
•	absence of other representations and warranties.

The merger agreement also contains certain representations and warranties of SAIC with respect to its direct wholly owned subsidiary merger sub, including corporate organization, qualification to do business, no conflicts or violation, capitalization, authority with respect to the execution and delivery of the merger agreement and acknowledging that SAIC and merger sub’s obligations pursuant to the merger agreement are not conditioned on the availability of funds.

SAIC made additional representations and warranties in the merger agreement relating to delivery to Engility of certain documents relating to the financing of the merger.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). For purposes of the merger agreement, a “material adverse effect” means, with respect to a party, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of a party and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair or delay the consummation of the merger. The definition of “material adverse effect” excludes any fact, circumstance, effect, change, event or development to the extent it results from or arises out of:

•	changes or conditions generally affecting the industries in which such party and its subsidiaries operate, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in such industries in respect of the business conducted in such industries,
•	general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party or any of its subsidiaries operate in respect of the business conducted in such industries,
•	any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a material adverse effect),
•	the public announcement or pendency of the transactions contemplated in the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of such party and its subsidiaries with employees, labor unions, customers, suppliers or partners,
•	any change, in and of itself, in the market price or trading volume of such party’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a material adverse effect),
•	any change in applicable law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and its subsidiaries operate in respect of the business conducted in such industries,
•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party or any of its subsidiaries operate in respect of the business conducted in such industries,

•	any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party or any of its subsidiaries operate in respect of the business conducted in such industries,
•	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the merger agreement or the transactions contemplated thereby, or
•	any taking of any action not required by the merger agreement at the written request of the other party or parties thereto.

The representations and warranties contained in the merger agreement will not survive the consummation of the merger, but they form the basis of specified conditions to the parties’ obligations to complete the merger.

Conduct of Business

Each of SAIC and Engility has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the merger. In general, each of SAIC and Engility has agreed to (i) conduct in all material respects its and its subsidiaries’ business in the ordinary course of business and in a manner consistent with past practice and in all material respects in compliance with applicable laws and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees.

In addition, each party has agreed to specific restrictions relating to the conduct of its business between the date of the merger agreement and the effective time of the merger, including not to do any of the following (subject, in each case, to exceptions specified below and in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement) without the other party’s prior written consent, which, subject to specified exceptions, may not be unreasonably withheld, conditioned or delayed:

•	(i) Make or declare dividends or distributions; (ii) split, combine or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable for the same, or issue or authorize any other equity interests or voting securities, or (iii) repurchase, redeem or otherwise acquire any capital stock, voting securities or rights to acquire equity, other than (1) withholding to satisfy tax obligations with respect to awards granted under an existing stock plan, (2) the acquisition by Engility or SAIC, respectively, of awards granted pursuant to their respective stock plans in connection with forfeiture of such awards, and (3) in the case of SAIC, the acquisition of shares in connection with the surrender of shares of SAIC common stock by holders of SAIC common stock options in order to pay the exercise price thereof;
•	Issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (except from transactions with any wholly-owned subsidiary or liens in favor of such party’s existing credit facilities) any capital stock, equity interests or voting securities or any rights to acquire the same, except for (1) issuing shares in respect of equity awards outstanding under an existing stock plan at signing and (2) in the case of SAIC, any such actions that are done in the ordinary course of business consistent with past practice;
•	Amend such party’s organizational documents, except as may be required by law (and, in the case of SAIC, by the rules and regulations of the SEC or NYSE);
•	Directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any person (other than internal reorganizations) (SAIC is only restricted from doing so if such acquisition would reasonably be expected to impede SAIC’s ability to consummate the merger);
•	Except as required by applicable law, make, change or revoke any material tax election, materially change any method of tax accounting or annual tax accounting period, settle any claim, action or proceeding relating to material taxes, waive any statute of limitations for any material tax claim or assessment (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business), obtain or request any material tax ruling or closing agreement, or surrender any right to obtain a material tax refund;

•	Enter any new line of business outside of the party and its subsidiaries’ existing business (SAIC is only restricted to the extent the entry into such new line of business would reasonably be expected to impede SAIC’s ability to consummate the merger); or
•	Dissolve or liquidate any subsidiary (SAIC is not restricted from doing so to complete internal restructurings or to dissolve wholly-owned entities).

In addition to the above, unless previously disclosed to SAIC in writing as provided in the merger agreement or consented to by SAIC, Engility and its subsidiaries shall not:

•	Amend the Engility stockholders agreement;
•	Except as required by applicable law, pursuant to the terms of a company benefit plan or any material contract as in effect on the date of the merger agreement, (i) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits to employees, other than ordinary course increases to employees with a title below director; (ii) grant, announce or pay any new, retention, severance, change in control or other similar bonus or similar compensation to employees; (iii) establish, amend, terminate or increase the benefits or costs provided under any company benefits plan; (iv) accelerate the vesting or payment of, or take any action to fund, any employee or service provider benefit or payment; or (v) hire, promote or terminate any employee without cause, other than ordinary course actions regarding employees with a title below director and ordinary-course hirings or promotions to fill a vacancy or position that becomes vacant;
•	Make any material changes to financial accounting methods, except as required by a change in GAAP;
•	Sell, lease or otherwise dispose of any properties, rights or assets (including intellectual property) material to Engility and its subsidiaries taken as a whole, except in the ordinary course, pursuant to a contract existing at signing or pursuant to a contract entered into without violating the merger agreement;
•	Incur or guarantee any indebtedness, except ordinary-course indebtedness of less than $2.5 million in the aggregate, replacement of existing indebtedness, ordinary-course intercompany indebtedness or guarantees, and ordinary-course borrowings under Engility’s existing credit facilities;

•	Make or commit to make any capital expenditure not contemplated by Engility’s 2018 capital plan in excess of $500,000 in the aggregate;
•	Assign or settle any claim in amounts in excess of the amounts reserved with respect thereto on Engility’s SEC documents or in excess of $2.5 million in the aggregate;
•	Enter into, modify, replace or terminate any collective bargaining agreement outside the ordinary course;
•	Enter into licenses or agreements, other than non-exclusive licenses granted in the ordinary course, imposing material restrictions on Engility with respect to material third-party intellectual property rights; or
•	Enter into, modify or amend any material contract outside the ordinary course of business.

No Solicitation of Alternative Proposals

Each of SAIC and Engility has agreed that, from the time of the execution of the merger agreement until the earlier of the termination of the merger agreement or the consummation of the merger, it, its subsidiaries and their respective directors, officers and employees will use its reasonable best efforts to cause its and their respective investment bankers, attorneys, accountants and other advisors, agents or representatives (collectively, along with such directors, officers and employees, “representatives”) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers relating to an acquisition proposal or that would reasonably be expected to lead to an acquisition proposal, (ii) participate in negotiations or discussions with respect to any acquisition proposal, (iii) provide any non-public information or data concerning such party in connection with any acquisition proposal, or (iv) approve, recommend, make any public statement approving or recommending, or enter into any definitive agreement with respect to any acquisition proposal. The merger agreement also requires both SAIC and Engility to immediately cease any and all existing activities, discussions or negotiations with any parties conducted prior to the execution of the merger agreement with respect to any acquisition proposal or that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” with respect to Engility means any proposal (other than an offer or proposal made or submitted by SAIC), for (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (x) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of Engility; or (y) Engility issues securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of Engility; (ii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of Engility and of its subsidiaries that constitute or account for (x) more than twenty percent (20%) of the consolidated net revenues, consolidated net income or consolidated book value of Engility; or (y) more than twenty percent (20%) of the fair market value of the assets of Engility; or (iii) any liquidation or dissolution of Engility.

An “acquisition proposal” with respect to SAIC means any proposal for (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (x) a person or “group”(as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of SAIC; or (y) SAIC issues securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of SAIC; (ii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of SAIC and its subsidiaries that constitute or account for (x) more than twenty percent (20%) of the consolidated net revenues, consolidated net income or consolidated book value of SAIC; or (y) more than twenty percent (20%) of the fair market value of the assets of SAIC; or (iii) any liquidation or dissolution of SAIC.

Notwithstanding the restrictions described above, if, prior to obtaining stockholder approval, Engility receives an acquisition proposal that constitutes, or could reasonably be expected to lead to, a superior proposal from a third party, then Engility and its representatives may (i) furnish non-public information regarding Engility and its subsidiaries to such third party or (ii) participate or engage in negotiations or discussions with such third party if, and only if, prior to taking such actions, the Engility Board determines in good faith after consultation with its financial advisors and outside legal counsel that such acquisition proposal constitutes, or would reasonably be expected to result in, a superior proposal and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

A “superior proposal” with respect to Engility means any bona fide, binding, written acquisition proposal (with all percentages in the definition of acquisition proposal above increased to fifty percent (50%)) on terms which the Engility Board determines in good faith (after consultation with outside legal counsel and financial advisors of nationally recognized reputation) to be (i) more favorable to the holders of shares of Engility common stock (solely in their capacity as such) than the merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and the merger agreement (including any changes to the terms of the merger agreement proposed by SAIC in response to such offer or otherwise, including termination or break-up fees and conditions to consummation contained therein)) and (ii) reasonably likely of being completed in accordance with its terms.

Notwithstanding the restrictions described above, SAIC may, in response to an unsolicited, bona fide written permitted acquisition proposal (which permitted acquisition proposal was made after the date of the merger agreement) which did not result from a breach, in any material respect, of the non-solicitation provisions of the merger agreement described above and so long as it has provided prior written notice to Engility, (i) furnish non-public information regarding SAIC and its subsidiaries to such third party, (ii) participate or engage in negotiations or discussions with such third party and (iii) cause or permit SAIC or any of its subsidiaries to enter into any agreement relating to such permitted acquisition proposal; provided, that prior to taking any of the actions described in clauses (i), (ii) or (iii) SAIC shall obtain a “standstill” agreement from the person who made such permitted acquisition proposal that prohibits the making of any acquisition proposal that does not constitute a permitted acquisition proposal.

A “permitted acquisition proposal” with respect to SAIC is an acquisition proposal that expressly requires, as a condition to consummation of such proposal, either (i) the prior consummation of the merger or (ii) the termination of the merger agreement as a result of the Engility stockholder approval not being obtained.

For the avoidance of doubt, to the extent that any proposal was but ceased to be a permitted acquisition proposal as a result of it no longer being conditioned on the consummation of the merger or otherwise contemplates or requires SAIC to abandon, terminate, delay, modify, renegotiate or fail to consummate the merger, SAIC shall immediately cease taking any actions described in clauses (i), (ii) or (iii) of the foregoing sentence and shall promptly terminate access by any such person to any physical or electronic data rooms relating to SAIC. SAIC shall take all actions necessary to enforce its rights under the provisions of any “standstill” agreement between itself and any person (other than Engility), and shall not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such person to submit a proposal that is not a permitted acquisition proposal.

The merger agreement requires each party to notify the other within one business day of, among other things, the receipt of or occurrence of any acquisition proposal and, with respect to any acquisition proposals received by Engility, the material terms and conditions of any such acquisition proposal. In addition, the merger agreement requires each party to continue to inform the other of the status of any such discussions or negotiations and requires Engility to inform SAIC of any material changes to any acquisition proposal.

Changes in Board Recommendations

Each of SAIC and Engility has agreed that its board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in any manner adverse to the other party the recommendation by such board with respect to the transactions contemplated by the merger agreement, as applicable or approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any acquisition proposal (with respect to SAIC, that is not a permitted acquisition proposal) or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification (each such event, a “change in recommendation”), (ii) enter into any agreement relating to any acquisition proposal (with respect to SAIC, that is not a permitted acquisition proposal) or requiring such party (or that would require such party) to abandon, terminate, or fail to consummate the merger or any other transaction contemplated by the merger agreement (an “alternative acquisition agreement”); or, in the case of Engility, (iii) approve or recommend, or publicly propose to approve or recommend or enter into an alternative acquisition agreement.

Notwithstanding the foregoing, the SAIC Board may make a change in recommendation in response to a material intervening event or development, including an acquisition proposal, that was not known by the SAIC Board as of the date of the merger agreement which becomes known to, or reasonably foreseeable by, the SAIC Board prior to the receipt of the SAIC stockholder approval and does not relate to (i) any changes in the market price or trading volume of SAIC or Engility, (ii) SAIC or Engility meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, or (iii) a permitted acquisition proposal, provided that such event did not result from a breach of the non-solicitation provisions of the merger agreement described above, if the SAIC Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make such change in recommendation would be inconsistent with its fiduciary duties under applicable law to the stockholders of SAIC.

Notwithstanding the foregoing, the Engility Board may make a change of recommendation in response to (i) a material intervening event or development not related to an acquisition proposal that was not known by the Engility Board as of the date of the merger agreement which becomes known to, or reasonably foreseeable by, the Engility Board prior to the receipt of the Engility stockholder approval and does not relate to (A) any changes in the market price or trading volume of SAIC or Engility or (B) SAIC or Engility meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, or (ii) an acquisition proposal that was unsolicited and did not result from a breach of the non-solicitation provisions of the merger agreement described above, if the Engility Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in the case of (ii) above, such acquisition proposal is a superior proposal and (y) in the case of (i) and (ii) above, the failure to take such action would be inconsistent with its fiduciary duties under applicable law to the stockholders of Engility.

Prior to taking any such action, the SAIC or Engility board of directors, as applicable, must give three business days’ notice to the other party in writing of its decision to change its recommendation, provide in reasonable detail information describing the event triggering the change in recommendation and such board’s rationale for such change in recommendation, solely with respect to Engility’s board, provide the material terms and conditions of any acquisition proposal to SAIC if an acquisition proposal has been made prior to such action, and negotiate in good faith with the other party changes to the merger agreement. Upon any amendment to the amount or form of consideration of an acquisition proposal with respect to Engility, a new notice and an additional two business days must be provided.

Efforts to Obtain Required Stockholder Votes

Engility has agreed, subject to the qualifications described above, to use its reasonable best efforts to convene and hold a meeting of its stockholders to consider and vote upon the adoption of the merger agreement. The Engility Board has approved the merger agreement and determined the merger agreement and the transactions contemplated thereby, including the merger, advisable, fair to and in the best interests of Engility and its stockholders, and has adopted resolutions directing that the merger agreement be submitted to the Engility stockholders for their consideration. If, on the date the Engility stockholders meeting is scheduled to be held, Engility has not received proxies representing a sufficient number of shares of Engility common stock to approve and adopt the merger agreement and the transactions contemplated thereby or it will not have enough shares of Engility common stock to constitute a quorum, Engility has the right on one or more occasions to postpone or adjourn the meeting for not more than an aggregate thirty days.

Notwithstanding any Engility change in recommendation, Engility shall submit the merger agreement to its stockholders for adoption at the Engility stockholders meeting unless the merger agreement is terminated in accordance with its terms prior to such meeting. Without the prior written consent of SAIC, the adoption of the merger agreement shall be the only matter (other than matters of procedure and matters required by law to be voted on by Engility’s stockholders in connection with the adoption of the merger agreement and the transactions contemplated thereby) that Engility shall propose to be acted on by its stockholders at the Engility stockholders meeting.

SAIC has agreed, subject to the qualifications described above, to use its reasonable best efforts to convene and hold a meeting of its stockholders to consider and vote upon the SAIC share issuance. The SAIC board has approved the merger agreement and determined that the merger agreement is advisable and in the best interests of SAIC and its stockholders, and has adopted resolutions directing that the SAIC share issuance be submitted to the SAIC stockholders for their consideration. If, on the date the SAIC stockholders meeting is scheduled to be held, SAIC has not received proxies representing a sufficient number of shares of SAIC common stock to approve the SAIC share issuance or it will not have enough shares of SAIC common stock to constitute a quorum, SAIC has the right on one or more occasions to postpone or adjourn the meeting for not more than an aggregate thirty days.

Notwithstanding any SAIC change in recommendation, SAIC shall seek the SAIC stockholder approval at the SAIC stockholders meeting unless the merger agreement is terminated in accordance with its terms prior to such meeting. Without the prior written consent of Engility, the SAIC share issuance shall be the only matter (other than matters of procedure and matters required by law to be voted on by SAIC’s stockholders in connection with the transactions contemplated by the merger agreement) that SAIC shall propose to be acted on by its stockholders at the SAIC stockholders meeting.

Efforts to Complete the Merger

SAIC and Engility have each agreed to cooperate with each other and use, and to cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under the merger agreement and applicable laws to consummate and make effective the merger and the other transactions contemplated by the merger agreement as expeditiously as possible, including:

•	preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing within ten business days after the date of the merger agreement the notifications, filings and other information required to be filed under the HSR Act and to obtain as expeditiously as possible all consents, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the merger or any of the other transactions contemplated by the merger agreement, (ii) satisfying the conditions to consummating the merger, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger, (iv) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the merger and (v) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of the merger agreement;
•	preparing and submitting, in a form acceptable to the cognizant security agency, to the Defense Security Service (“DSS”) of the United States Department of Defense a notification under NISPOM and any other applicable national or industrial security regulations, and any other applicable customer, national or industrial security regulations or customer program security requirements;
•	using its reasonable best efforts to resolve such objections, if any, as may be asserted by any governmental entity in connection with the HSR Act, any other applicable antitrust laws with respect to the transactions contemplated under the merger agreement and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated under the merger agreement; and
•	if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the merger or any other transaction contemplated by the merger agreement as violative of any antitrust law, using its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the merger.

“Reasonable best efforts” shall include taking any and all actions necessary to obtain the consents or waiting period expirations of any governmental entity required to consummate the merger prior to June 10, 2019, including (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, products or equity interests of Engility or its subsidiaries or any of SAIC’s or its subsidiaries’ other businesses, assets, products or equity interests now owned or hereafter acquired by SAIC, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations of SAIC, Engility or their respective subsidiaries, (iii) otherwise taking or committing to any action that would limit SAIC’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, products or equity interests of SAIC or Engility (including any of their respective subsidiaries) and (iv) making, or causing any subsidiaries to make, any commitment, or committing to (or causing any subsidiaries to commit to) make any commitment (to any governmental entity or otherwise) regarding the future operations of SAIC or Engility (including any of their respective subsidiaries).

SAIC will, however, not be required to accept or agree to any regulatory action that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a regulatory material adverse effect on SAIC or on Engility. A regulatory material adverse effect means any fact, circumstance, effect, change, event or development arising out of the matters contemplated by the foregoing that has a material adverse effect on the financial condition, business, revenue or EBITDA of such party and its subsidiaries, taken as a whole, determined based upon the size (revenue and EBITDA) of Engility, not the size of SAIC or the combined company.

Governance Matters After the Merger

At the effective time of the merger, SAIC shall cause its board of directors to consist of eleven members. SAIC shall appoint two individuals who are currently members of the Engility Board to serve on the SAIC Board, to be mutually agreed upon by SAIC and Engility. SAIC and Engility have agreed that these directorships shall be filled by David M. Kerko and Katharina G. McFarland, each of whom is currently a director of Engility.

Following closing, Anthony Moraco is expected to continue in his current role as Chief Executive Officer of SAIC.

Engility Employee Benefits Matters

From the effective time of the merger until December 31, 2019 (the “continuation period”), SAIC will provide each employee of Engility who continues to remain employed by Engility, SAIC or the surviving company following the effective time of the merger (hereinafter referred to as a “continuing employee”), with (1) an annual rate of base salary or base wage that is no less favorable than the base salary or base wage that was provided to such continuing employee immediately prior to the effective time of the merger, (2) target annual cash bonus opportunities that are no less favorable in the aggregate than the target annual cash bonus opportunities that were provided to such continuing employee immediately prior to the effective time of the merger, and (3) long-term incentive opportunities that are no less favorable in the aggregate than the long-term incentive opportunities that were provided to such continuing employee immediately prior to the effective time of the merger. In addition, SAIC agrees that continuing employees shall, during the continuation period, be provided with pension, welfare and other employee benefits that are substantially comparable in the aggregate to those provided to such continuing employees as of immediately prior to the effective time of the merger and will be provided with severance benefits that are no less favorable than the severance benefits provided by Engility prior to the Effective Time.

To the extent continuing employees become eligible to participate in any employee benefit plan maintained by SAIC or its subsidiaries following the effective time of the merger, the continuing employees’ service with Engility or any of its subsidiaries prior to the effective time will be treated as service with SAIC or its subsidiaries for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off and severance entitlement. SAIC will waive eligibility requirements and pre-existing condition limitations under any SAIC benefit plan that is a welfare benefit plan, except to the extent such eligibility requirements or pre-existing conditions would apply under the analogous Engility benefit plan in which the continuing employee participated or was eligible to participate prior to the effective time. In addition, SAIC will give effect, in determining any deductibles or out-of-pocket limitations under any SAIC benefit plan that is a welfare benefit plan, to amounts paid by continuing employees prior to the effective time of the merger under any Engility benefit plan in which the continuing employee (or eligible dependent) was a participant as of immediately prior to the effective time of the merger.

Indemnification and Insurance

The merger agreement requires SAIC to indemnify, to the fullest extent permitted by law, any person who is now an officer or director of Engility, has been at any time prior to the effective time of the merger an officer or director of Engility or who was serving at the request of Engility as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, in connection with any claim, action, suit, proceeding or investigation based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such person was an officer or director of Engility, or is or was serving at the request of Engility as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter asserted before or after the effective time of the merger.

SAIC shall cause the surviving company to not, for a period of six years following the effective time of the merger, amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of Engility’s organizational documents as in effect immediately prior to the effective time of the merger in any manner that would adversely affect the rights thereunder of any individuals who at the effective time were directors, officers or employees of Engility.

The merger agreement requires SAIC to cause the surviving company to purchase a six year “tail” prepaid officers’ and directors’ liability insurance policy prior to the effective time of the merger with benefits and levels of coverage at least as favorable as Engility’s existing policies with respect to matters existing or occurring at or prior to the effective time of the merger for an amount not to exceed 300% of Engility’s current annual premiums. However, the surviving company is not required to incur an annual premium expense greater than 300% of the annual premiums currently paid by Engility. If the surviving company is unable to maintain a policy because the annual premium expense is greater than 300% of Engility’s current annual directors’ and officers’ liability insurance premiums, the surviving company is obligated to obtain as much insurance as is available for the amount that is 300% of Engility’s current annual premiums.

Treatment of Engility Equity Awards

Treatment of Restricted Stock Unit Awards. At the effective time, each outstanding Engility restricted stock unit, whether vested or unvested, will be converted into a restricted stock unit for a number of whole shares of SAIC common stock (rounded up to the nearest whole share) equal to the product of (a) the number of shares of Engility common stock subject to such award and (b) the exchange ratio, subject to the same terms and conditions, including vesting requirements and vesting acceleration terms, as were applicable to such awards prior to the merger.

Treatment of Performance Stock Unit Awards. At the effective time, each outstanding Engility performance stock unit will be converted into a time-based vesting restricted stock unit for a number of whole shares of SAIC common stock (rounded up to the nearest whole share) equal to the product of (a) the number of shares of Engility common stock subject to such award determined based on (x) target performance (if the effective time occurs on or prior to December 31, 2018) or (y) actual performance measured on the effective time (or December 31, 2018 if determined by the compensation committee of Engility) if more than twelve months have elapsed from the grant date of the applicable performance stock units to the effective time, and (b) the exchange ratio, subject to vesting based on continued service until the third anniversary of the grant date of the Engility performance stock unit, and other terms and conditions, including vesting acceleration terms, as were applicable to such awards prior to the merger.

Following the signing of the merger agreement, Engility will take all actions with respect to its employee stock purchase plan (“ESPP”) to provide that with respect to the offering period in effect as of September 9, 2018 (the “Current Purchase Period”), (x) no employee who is not a participant in the ESPP as of September 9, 2018 may become a participant in the ESPP, and (y) each individual participating in the Current Purchase Period will not be permitted to increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect immediately prior to September 9, 2018, except as may be required by applicable Law. In addition, (i) the Current Purchase Period will end on December 31, 2018; provided that if the effective time of the merger is prior to December 31, 2018, the Company will end the Current Purchase Period on a specified trading day occurring at least ten (10) days prior to the date on which the effective time occurs; (ii) there will be no offering periods following the Current Purchase Period and (iii) in all events, the Company shall terminate the ESPP prior to the effective time of the merger.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	SAIC using reasonable best efforts to cause the shares of SAIC common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time of the merger;
•	Engility taking all actions necessary to permit the shares of Engility common stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as possible following the effective time of the merger;
•	cooperation between SAIC and Engility in connection with the preparation of this joint proxy statement/ prospectus and any other statement, filing, notice or application made by or on behalf of SAIC, Engility or any of their respective subsidiaries to any third party and/or any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement;
•	ensuring that no state takeover statute or similar statute or regulation is or becomes applicable to the merger agreement or the transactions contemplated thereunder and ensuring prompt consummation of the merger if any state takeover statute or similar statute or regulation becomes applicable to the merger agreement or the transactions contemplated thereunder
•	keeping the other reasonably apprised of the status of matters relating to completion of the transactions contemplated under the merger agreement, including copies of notice or other communications from any third party and/or any governmental entity with respect to the merger and the other transactions contemplated by the merger agreement, other than immaterial communications;
•	prompt notification to the other party of any litigation related to the merger that is brought or threatened against such party and keeping the other party informed on a reasonably current basis with respect to the status thereof. The parties agree to cooperate in the defense and settlement of any such litigation, and Engility shall not settle any such litigation without the prior written consent of SAIC (not to be unreasonably withheld, conditioned or delayed).
•	use of reasonable best efforts to provide the representations of its officers required in connection with the issuance of the opinion of Weil, Gotshal & Manges LLP that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and obtain the opinions in connection therewith.
•	in the case of SAIC, use reasonable best efforts to obtain financing in connection with the merger, and in the case of Engility, use reasonable best efforts to cooperate with SAIC in obtaining such financing.

Conditions to Completion of the Merger

The obligations of each of SAIC and Engility to effect the merger are subject to the satisfaction, or waiver, of the following conditions:

•	Approval of the merger agreement by holders of a majority of the outstanding shares of Engility common stock entitled to vote thereon at the Engility stockholders meeting.
•	Approval of the SAIC share issuance by the affirmative vote of a majority of the outstanding shares of SAIC common stock entitled to vote thereon and present in person or represented by proxy at the SAIC stockholders meeting.
•	Expiration or earlier termination of all waiting periods applicable to the merger under the Hart-Scott-Rodino Act.
•	No governmental entity of competent jurisdiction shall have issued, enacted, promulgated, enforced or entered any law or judgment that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger.

•	Shares of SAIC common stock issuable to Engility’s stockholders pursuant to the merger agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.
•	The Form S-4 registration statement of which this joint proxy statement/prospectus forms a part has become effective under the Securities Act and no stop order suspending the effectiveness of such Form S-4 has been issued and no proceedings for that purpose have been initiated or threatened.

In addition, the obligations of SAIC and merger sub to effect the merger are subject to the satisfaction, or waiver, of the following additional conditions:

•	The representations and warranties of Engility (except for the representations and warranties relating to (i) organization, (ii) certain capitalization and related matters, (iii) authorization and validity of the merger agreement and (iv) brokers and finders) being true and correct as of the date of the merger agreement and as of the effective date of the merger (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date) except where the failure of such representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;
•	The representations and warranties of Engility relating to (i) organization, (ii) authorization and validity of the merger agreement and (iii) brokers and finders, being true and correct in all material respects at and as of the date of the date of the merger agreement and as of the effective date of the merger (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date);
•	The representations and warranties of Engility relating to certain capitalization and related matters shall be true and correct in all respects, except for de minimis inaccuracies at and as of the date of the merger agreement and at and as of the effective time of the merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);
•	Engility having in all material respects performed all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;
•	No fact, circumstance, effect, change, event or development occurring after the date of the merger agreement that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a material adverse effect on Engility;
•	SAIC’s receipt of a certificate, dated as of the effective date of the merger, from an Engility senior executive officer, confirming that the conditions in the previous five bullet points above have been satisfied; and
•	SAIC’s receipt of FIRPTA certificate to the effect that the shares of Engility common stock are not a “U.S. real property interest” within the meaning of Section 897 of the Code.

In addition, the obligations of Engility to effect the merger are subject to the satisfaction, or waiver, of the following additional conditions:

•	The representations and warranties of SAIC (except for the representations and warranties relating to (i) organization, (ii) certain capitalization and related matters, (iii) authorization and validity of the merger agreement and (iv) brokers and finders) being true and correct as of the date of the merger agreement and as of the effective date of the merger (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date) except where the failure of such representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;
•	The representations and warranties of SAIC relating to (i) organization, (ii) authorization and validity of the merger agreement and (iii) brokers and finders, being true and correct in all material respects at and as of the date of the date of the merger agreement and as of the effective date of the merger (other than those representations and warranties that were made only as of an earlier date, which need only be true and correct as of that date);

•	The representations and warranties of SAIC relating to certain capitalization and related matters shall be true and correct in all respects, except for de minimis inaccuracies at and as of the date of the merger agreement and at and as of the effective time of the merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);
•	SAIC and merger sub having performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the effective time of the merger;
•	No fact, circumstance, effect, change, event or development occurring after the date of the merger agreement that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a material adverse effect on SAIC;
•	Engility’s receipt of a certificate, dated as of the effective date of the merger, from an SAIC senior executive officer, confirming that the conditions in the previous five bullet points above have been satisfied; and
•	Engility’s receipt of a tax opinion of Weil, Gotshal & Manges LLP or, if Weil, Gotshal & Manges LLP shall not render such opinion, Morrison & Foerster LLP, dated as of the effective time of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, and, except as described below, whether before or after the receipt of the required stockholder approvals, under the following circumstances:

•	by mutual written consent of SAIC and Engility;
•	by SAIC or Engility if Closing does not occur on or before 5:00 p.m. New York City time on June 10, 2019, provided that such right to terminate the merger agreement shall not be available to any party that has breached in any material respect its obligations under the merger agreement in any manner that shall have been the primary cause of the failure of the merger to be consummated;
•	by SAIC or Engility if any law or judgment permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable, whether before or after the date of the SAIC stockholder approval or the Engility stockholder approval;
•	by SAIC or Engility if the Engility stockholder approval shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the adoption of the merger agreement was taken; or
•	by SAIC or Engility if the SAIC stockholder approval shall not shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the issuance of the SAIC common stock was taken.

The merger agreement may be terminated and the merger abandoned at any time before the effective time of the merger by Engility:

•	If, prior to the time the SAIC stockholder approval is obtained, (i) SAIC effects a change in recommendation, (ii) SAIC fails to include the SAIC board recommendation in this joint proxy statement/prospectus, or (iii) SAIC materially breaches or fails to perform its non-solicitation obligations pursuant to the merger agreement; or
•	If, at any time prior to the effective time of the merger, whether before or after the Engility stockholder approval is obtained, by action of the Engility Board if there has been a breach of any representation, warranty, covenant or agreement made by SAIC or merger sub in the merger agreement, or any such representation and warranty shall have become untrue after the date of the merger agreement, such that the closing conditions set forth in Sections 6.3(a) or 6.3(b) of the merger agreement (relating to breaches of representations and warranties and compliance with covenants) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty days following notice to SAIC from Engility of such breach or failure and (ii) the date that is three business days prior to June 10, 2019; provided that Engility shall not have the right to terminate the merger agreement pursuant to this bullet point if Engility is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement.

The merger agreement may be terminated and the merger abandoned at any time before the effective time of the merger by SAIC:

•	If, prior to the time the Engility stockholder approval is obtained, (i) the Engility board effects a change in recommendation, (ii) Engility fails to include the Engility board recommendation in this joint proxy statement/prospectus, or (iii) Engility materially breaches or fails to perform the non-solicitation provisions of the merger agreement; or
•	If, at any time prior to the effective time of the merger, whether before or after the SAIC stockholder approval is obtained, by action of the SAIC Board, if there has been a breach of any representation, warranty, covenant or agreement made by Engility in the merger agreement, or any such representation and warranty shall have become untrue after the date of the merger agreement, such that any condition set forth in Sections 6.2(a) or 6.2(b) of the merger agreement (relating to breaches of representations and warranties and compliance with covenants) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty days following notice to Engility from SAIC of such breach or failure and (ii) the date that is three business days prior to June 10, 2019; provided that SAIC shall not have the right to terminate the merger agreement pursuant to this bullet point if SAIC is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement.

Termination Fees and Expenses; Liability for Breach

•	If the merger agreement is terminated by SAIC pursuant to Engility’s change in recommendation, then Engility shall, within two business days after such termination, pay SAIC a fee equal to $50,000,000 plus $10,000,000 of SAIC’s expenses, less any amount of SAIC expenses previously paid by Engility.
•	If (i) the merger agreement is terminated by either party pursuant to Section 7.2(a) (failure to close by June 10, 2019) or Section 7.2(b) (failure to obtain the Engility stockholder approval) thereof, (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of the merger agreement, an acquisition proposal shall have been publicly made to Engility or any of its subsidiaries or shall have been made directly to Engility’s stockholders or otherwise communicated to the Engility and stockholders (whether or not conditional) (or any person shall have publicly announced a bona fide written intention, whether or not conditional, to make an acquisition proposal) and, in each case, not withdrawn, and (iii) within twelve months after the date of a termination in either of the cases referred to in clause (i) above, Engility consummates an acquisition proposal or enters into an agreement contemplating an acquisition proposal which is subsequently consummated, then Engility shall pay the SAIC a fee equal to $50,000,000 plus $10,000,000 of SAIC’s expenses, less any amount of SAIC Expenses previously paid by Engility, concurrently with such consummation. Solely for purposes of this provision, the term “acquisition proposal” shall have the meaning assigned to such term in “No Solicitation of Alternate Proposals” above, except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.
•	In no event shall Engility be required to pay a termination fee or SAIC’s expenses on more than one occasion.

•	If the merger agreement is terminated by either party pursuant to failure to obtain the required Engility stockholder approval, then Engility shall pay to SAIC, by wire transfer of immediately available funds, a fee equal to $10,000,000 of SAIC’s expenses as promptly as practicable (and, in any event, within two business days following such termination).
•	If the merger agreement is terminated by Engility pursuant to an SAIC change in recommendation then SAIC shall, within two business days after such termination pay Engility a fee equal to $100,000,000 plus $10,000,000 of Engility’s expenses, less any amount of Engility expenses previously paid by SAIC.
•	If (i) the merger agreement is terminated by either party pursuant to Section 7.2(a) (failure to close by June 10, 2019) or Section 7.2(c) (failure to obtain the SAIC stockholder approval) thereof, (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of the merger agreement, an acquisition proposal (other than a permitted acquisition proposal) shall have been publicly made to SAIC or any of its subsidiaries or shall have been made directly to SAIC’s stockholders or otherwise communicated to the SAIC Board and stockholders (whether or not conditional) (or any person shall have publicly announced a bona fide written intention, whether or not conditional, to make an acquisition proposal (other than a permitted acquisition proposal)) and, in each case, not withdrawn, and (iii) within twelve months after the date of a termination in either of the cases referred to in clause (i) above, SAIC consummates an acquisition proposal or enters into an agreement contemplating an acquisition proposal which is subsequently consummated, then SAIC shall pay Engility a fee equal to $100,000,000 plus $10,000,000 of Engility’s expenses, less any amount of Engility expenses previously paid by SAIC, concurrently with such consummation. Solely for purposes of this provision, the term “acquisition proposal” shall have the meaning assigned to such term in “No Solicitation of Alternate Proposals” above, except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.
•	In no event shall SAIC be required to pay a termination fee or Engility’s expenses on more than one occasion.
•	If the merger agreement is terminated by either party pursuant to failure to obtain the required SAIC stockholder approval, then SAIC shall pay to Engility, by wire transfer of immediately available funds, a fee equal to $10,000,000 of Engility’s expenses as promptly as practicable (and, in any event, within two business days following such termination).
•	Except as discussed above, each party shall pay all fees and expenses incurred by it in connection with the merger and the other transactions contemplated by the merger agreement.
•	Following termination, in addition to any termination fee or expense reimbursement, each party will have the right to pursue damages and other relief for the other party’s fraud or intentional and willful breach of any covenant or agreement in the merger agreement. SAIC’s failure to consummate the merger on the date the closing of the merger would have otherwise occurred as a result of SAIC’s failure to obtain the financing sufficient to consummate the merger will be deemed a willful breach of the merger agreement by SAIC.

Amendments and Waivers

The merger agreement may be amended, modified or supplemented by the parties at any time prior to the effective time of the merger. However, Section 7.7(c) (exclusive remedy), Section 8.2 (modification or amendment), Section 8.5 (governing law and venue; waiver of jury trial), Section 8.8 (no third party beneficiaries), Section 8.14 (specific performance and Section 8.15 (lender related parties) of the merger agreement, in each case may not be amended, modified or altered in any manner adverse to entities that have entered into agreements in connection with the financing of the merger without such entities’ prior written consent.

At any time prior to the effective time of the merger, any party may waive any provision of the merger agreement if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

Specific Performance

The parties agreed in the merger agreement that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages would not be an adequate remedy for such occurrence. The parties agreed that they shall be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement in addition to any other remedy to which they are entitled at law or in equity. In no event shall Engility or its successors or assigns be entitled to enforce specific performance of the commitment papers against entities that have entered into agreements in connection with the financing of the merger.

THE VOTING AGREEMENT

The following section summarizes the material provisions of the voting agreement, which is included in this joint proxy statement/prospectus as Annex B and is incorporated herein by reference in its entirety. The rights and obligations of SAIC and Engility are governed by the express terms and conditions of the voting agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. SAIC and Engility stockholders are urged to read the voting agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions regarding the merger, including the approval and adoption of the merger agreement and approval of the merger or the approval of the SAIC stock issuance. This summary is qualified in its entirety by reference to the voting agreement.

On September 9, 2018, pursuant to the terms of and simultaneously with the merger agreement, and as a condition and inducement to SAIC’s willingness to enter into the merger agreement, Birch entered into the voting agreement with SAIC and Engility and, for purposes of certain sections thereof, certain investment funds affiliated with KKR and certain investment funds affiliated with GA. As of September 5, 2018, Birch owned 17,920,892 Covered Shares (or approximately 48.48% of the total outstanding shares, of Engility’s common stock).

Subject to the terms and conditions set forth in the voting agreement, Birch has agreed, among other things, to the fullest extent Birch is permitted to do so:

•	To appear in person or by proxy at any Engility stockholders meeting at which a vote with respect to the approval or adoption of the merger agreement and the transactions contemplated thereby is sought, including any adjournment, recess or postponement thereof, or otherwise cause all covered shares to be counted as present at such meeting for purposes of calculating a quorum;
•	To vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the covered shares which Birch is permitted to vote:
•	in favor of the merger and the approval and adoption of the merger agreement and the transactions contemplated thereby, including any amendment and restatement of the merger agreement or amendment to the merger agreement, in each case, to the extent such amendment and restatement or amendment increases the merger consideration;
•	in favor of the approval of any proposal to adjourn or postpone each such meeting of the Engility stockholders to a later date if there are not sufficient votes for adoption of the merger agreement on the date on which such meeting is held;
•	against any proposal to amend Engility’s certificate of incorporation or bylaws to the extent such amendment would change in any manner the voting rights of any class of shares of Engility; and
•	against any Engility acquisition proposal; and
•	To grant SAIC an irrevocable proxy to vote all the covered shares which Birch is permitted to vote.

Birch’s ability to vote the covered shares is limited by the existing stockholders agreement.

Pursuant to the stockholders agreement, Birch is entitled to vote its shares of Engility common stock representing 30% of the total outstanding shares of Engility common stock in favor of the adoption of the merger agreement. In addition, under the stockholders agreement, Birch is obligated to vote its shares of Engility common stock in excess of 30% of the total outstanding shares of Engility common stock in the same manner as, and in the same proportion to, all shares of Engility common stock voted by holders of Engility common stock (excluding those votes of Birch that represent up to 30% of all issued and outstanding shares of Engility common stock).

The voting agreement also restricts Birch, among other things, from:

•	entering into any other voting agreement, voting trust or similar agreement or understanding, with respect to any of the covered shares (other than the stockholders agreement);

•	while the voting agreement remains in effect, granting a proxy, consent or power of attorney with respect to any of the covered shares (other than as required by the stockholders agreement);
•	giving any voting instructions in any manner inconsistent with the provisions above, with respect to any of the covered shares;
•	taking any action that would (i) constitute a breach of the voting agreement, (ii) make any representation or warranty of Birch contained in the voting agreement untrue or incorrect or (iii) have the effect of preventing or disabling Birch from performing any of its obligations under the voting agreement; and
•	transferring any of the covered shares, except to KKR and GA pursuant to the stockholders agreement, provided that such KKR or GA recipient executes a joinder to the voting agreement.

In addition, Birch, KKR and GA each agree that they will not, will cause their respective affiliates not to, and will use reasonable best efforts to cause the representatives of their respective affiliates not to, directly or indirectly:

•	solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal with respect to Engility;
•	participate in any discussions or negotiations with any person regarding any proposal the consummation of which would constitute an acquisition proposal with respect to Engility;
•	provide any non-public information or data concerning Engility or any of its subsidiaries to any person in connection with any proposal the consummation of which would constitute an acquisition proposal with respect to Engility; or
•	approve or recommend, make any public statement approving or recommending, or enter into any agreement relating to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal with respect to Engility.

The voting agreement also requires Birch, KKR and GA to immediately cease all discussions or negotiations with any person conducted heretofore with any person other than SAIC and/or its representatives with respect to any acquisition proposal.

Notwithstanding the foregoing, prior to the time the Engility stockholder approval is obtained, Birch, KKR or GA may engage in negotiations or discussions with any person that has made an unsolicited bona fide written acquisition proposal to Engility, its subsidiaries or representatives not resulting from or arising out of a breach, in any material respect, of the non-solicitation provisions of the merger agreement or the non-solicitation provisions of the voting agreement, if, and only if, prior to doing so, such party has provided prior written notice thereof to SAIC and the Engility Board determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with a financial advisor of nationally recognized reputation that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

Until the voting agreement is terminated in accordance with its terms, Birch, KKR and GA shall not (and shall cause their respective affiliates to whom they have provided confidential information regarding Engility (or its subsidiaries) or the merger, not to), directly or indirectly:

•	alone or in concert with others, make or propose, or seek to make or propose, to Engility or any of its stockholders any acquisition proposal,
•	make any public request or public proposal to amend, waive or terminate the provisions of the non-solicitation provisions of the voting agreement;
•	take any action that would reasonably be expected to result in Engility having to make a public announcement regarding any of the matters referred to in the preceding clauses, or publicly announce an intention to do; or

•	enter into any arrangement or understanding or discussion with others to do, any of the actions restricted or prohibited under the preceding clauses.

Under the voting agreement, Birch irrevocably and unconditionally agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against SAIC, merger sub, Engility, any of the other parties to the merger agreement or any of their respective successors relating to the negotiation, execution or delivery of the voting agreement or the merger agreement or the consummation of the merger, including any proceeding challenging the validity of, or seeking to enjoin the operation of, any provision of the voting agreement or the merger agreement. To the fullest extent permitted by applicable laws, Birch irrevocably and unconditionally waives and agrees not to exercise, assert or perfect, any right of dissent or rights to demand appraisal in respect of the covered shares.

The voting agreement terminates on the earliest to occur of (a) the effective time of the merger, (b) the termination of the merger agreement pursuant to its terms, (c) an Engility change in recommendation relating to a superior proposal or intervening event in accordance with the terms of Section 5.2(f) and Section 5.2(g), respectively, of the merger agreement, (d) the date of any amendment, restatement, modification, or change of any provision of the merger agreement without the prior written consent of Birch that reduces the amount or changes the form of the merger consideration or otherwise materially adversely affects Birch, and (e) the mutual written consent of the parties to the voting agreement.

IF YOU ARE AN SAIC STOCKHOLDER, THE SAIC BOARD
RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ISSUE SHARES OF
SAIC COMMON STOCK IN THE MERGER.

IF YOU ARE AN ENGILITY STOCKHOLDER, THE ENGILITY BOARD
RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE
MERGER AGREEMENT.

SAIC PROPOSAL II:
ADJOURNMENT OF THE SAIC SPECIAL MEETING

This proposal would permit the SAIC Board, if necessary or advisable, to adjourn the SAIC special meeting from time to time to solicit additional proxies if there are insufficient votes to approve the SAIC merger agreement and stock issuance proposal.

If the time and place of an adjourned meeting (and means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting) are announced at the original convening of the SAIC special meeting, no notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or if, after the adjournment, a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting will be given to SAIC stockholders of record entitled to vote at the adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Approval of any SAIC adjournment proposal, if necessary, requires the affirmative vote of a majority in voting interest of the holders of SAIC common stock present in person or by proxy entitled to vote on such matter of the SAIC special meeting (provided that a quorum exists). For any adjournment proposal, an abstention will have no effect on the outcome of the proposal. Broker “non-votes” will also have no effect on the outcome of the proposal.

THE SAIC BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL TO PERMIT THE SAIC BOARD TO ADJOURN THE SAIC SPECIAL MEETING.

ENGILITY PROPOSAL II:
ADJOURNMENT OF THE ENGILITY SPECIAL MEETING

This proposal would permit the Engility Board, if necessary or advisable, to adjourn the Engility special meeting from time to time to solicit additional proxies if there are insufficient votes to approve the Engility merger proposal.

If the time and place of an adjourned meeting (and means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting) are announced at the original convening of the Engility special meeting, no notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or if, after the adjournment, a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting will be given to Engility stockholders of record entitled to vote at the adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Approval of any Engility adjournment proposal, if necessary, requires the affirmative vote of a majority of the votes cast on such matter at the Engility special meeting by holders of the Engility common stock (provided that a quorum exists). For any adjournment proposal, an abstention will have no effect on the outcome of the proposal. Broker “non-votes” will also have no effect on the outcome of the proposal.

THE ENGILITY BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL TO PERMIT THE
ENGILITY BOARD TO ADJOURN THE ENGILITY SPECIAL MEETING.

ENGILITY PROPOSAL III:
ADVISORY VOTE ON MERGER-RELATED COMPENSATION OF THE NAMED EXECUTIVE
OFFICERS OF ENGILITY

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Engility is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Engility’s named executive officers in connection with the completion of the merger. This proposal, which we refer to as the “Engility compensation proposal,” gives Engility’s stockholders the opportunity to vote, on an advisory (non-binding) basis, on the compensation that may be paid or become payable to Engility’s named executive officers in connection with the merger and the agreements pursuant to which such compensation may be paid or become payable. This compensation is summarized above in the table in the section entitled “The Merger and the Stock Issuance—Financial Interests of Engility Directors and Executive Officers in the Merger—Quantification of Potential Payments to Engility’s Named Executive Officers in Connection with the Merger beginning on page 85, including the footnotes to the table and the associated narrative discussion.

The Engility Board unanimously recommends that Engility’s stockholders approve at the Engility special meeting the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Engility in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the joint proxy statement/prospectus entitled “The Merger and the Stock Issuance—Financial Interests of Engility Directors and Executive Officers in the Merger—Quantification of Potential Payments to Engility’s Named Executive Officers in Connection with the Merger” including the footnotes to the table and the associated narrative discussion, and the agreements, plans and understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on the Engility compensation proposal is a vote separate and apart from the vote on the Engility merger proposal. Accordingly, you may vote to approve the Engility merger proposal and vote not to approve the Engility compensation proposal and vice versa. Because the vote on the Engility compensation proposal is advisory only, it will not be binding on either Engility or SAIC. Accordingly, if the merger agreement is approved and adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the Engility compensation proposal.

Approval of the Engility compensation proposal requires the affirmative vote of a majority of votes cast on such matter of the Engility special meeting by holders of Engility common stock (provided that a quorum exists).

Abstentions, failures to submit a proxy card or vote in person, by telephone, or through the Internet and broker non-votes will be treated in the following manner with respect to determining the votes received for each of the proposals:

•	an abstention will have no effect on the Engility compensation proposal;
•	a failure to submit a proxy card or vote in person, by telephone, or through the Internet or a failure to instruct your broker or nominee to vote will, assuming a quorum is present, have no effect on the Engility compensation proposal.

THE ENGILITY BOARD RECOMMENDS A VOTE “FOR” THE ENGILITY COMPENSATION PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Engility common stock who exchange shares of Engility common stock for shares of SAIC common stock and cash in lieu of fractional shares of SAIC common stock pursuant to the merger. The following discussion is based on the Code, applicable U.S. Treasury regulations thereunder, administrative interpretations and published rulings and court decisions, each as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a U.S. holder is a beneficial owner that is:

•	an individual citizen or resident of the United States;
•	a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	a trust (1) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Engility common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Engility common stock, you should consult your own tax advisor regarding the tax consequences of the merger.

This discussion addresses only U.S. holders of Engility common stock who hold their Engility common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and this discussion does not address the tax consequences applicable to U.S. holders subject to Section 451(b) of the Code. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to a U.S. holder (including consequences under the alternative minimum tax or the medicare tax on net investment income), and does not address any U.S. federal non-income tax (such as the estate or gift tax), state, local, non-U.S. or other tax laws. This discussion also does not address all aspects of U.S. federal income taxation that may be relevant to particular Engility stockholders in light of their individual circumstances or to Engility stockholders that are subject to special rules, such as:

•	financial institutions;
•	pass-through entities or investors in pass-through entities;
•	real estate investment trusts;
•	insurance companies;
•	tax-exempt organizations;
•	brokers or dealers in securities;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	regulated investment companies;
•	persons that hold Engility common stock as part of a straddle, hedge, short sale, constructive sale or conversion transaction;
•	persons that purchased or sell their shares of Engility common stock as part of a wash sale;
•	certain expatriates or persons that have a functional currency other than the U.S. dollar; and
•	stockholders who acquired their shares of Engility common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER. ALL HOLDERS OF ENGILITY COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Tax Consequences of the Merger

Consequences if the Merger Qualifies as a Reorganization

It is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Engility’s obligation to effect the merger is subject to the satisfaction, or waiver by Engility, at or prior to the effective time of the merger, of the following condition: receipt by Engility of a tax opinion from Weil, Gotshal & Manges LLP, legal counsel to Engility, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such tax opinion will be based on customary assumptions and representations made by SAIC and Engility, as well as certain covenants and undertakings by SAIC and Engility. If any of the assumptions, representations, covenants or undertakings by SAIC or Engility is incorrect, incomplete or inaccurate or is violated, the validity of the opinion described above may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus. In the event that Weil, Gotshal & Manges LLP does not render the tax opinion, and Engility does not otherwise waive this condition, the condition may be satisfied if Morrison & Foerster LLP, legal counsel to SAIC, renders the tax opinion. An opinion of counsel represents counsel’s best legal judgment, but is not binding on the Internal Revenue Service (the “IRS”) or any court. Neither SAIC nor Engility intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Accordingly, even if Engility receives a tax opinion that concludes that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, no assurance can be given that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

The remainder of this discussion under the caption “Consequences if the Merger Qualifies as a Reorganization” and the discussion under “Cash Received Instead of a Fractional Share of SAIC common stock” below assumes the receipt and accuracy of the opinion described above. The discussion under “Backup Withholding” below applies whether or not the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the merger to U.S. holders of Engility common stock are as follows:

•	a U.S. holder of Engility common stock will not recognize any gain or loss realized on the exchange of shares of Engility common stock for shares of SAIC common stock (excluding any cash received in lieu of fractional share interests in SAIC common stock, which shall be treated as discussed below);
•	the aggregate tax basis of the SAIC common stock received in the merger (including any fractional share interests in SAIC common stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the Engility common stock surrendered in exchange for the SAIC common stock; and
•	the holding period of SAIC common stock received in exchange for shares of Engility common stock (including any fractional share interests in SAIC common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Engility common stock surrendered in exchange for the SAIC common stock.

If a U.S. holder exchanges more than one “block” of Engility common stock (that is, groups of Engility common stock that the U.S. holder acquired at different times or different prices), tax basis in, and the holding period of, the Engility common stock exchanged for SAIC common stock in accordance with the preceding rules will be determined separately with respect to each block of such Engility common stock.

Cash Received Instead of a Fractional Share of SAIC Common Stock

A U.S. holder of Engility common stock who receives cash in lieu of a fractional share of SAIC common stock as part of the merger generally will recognize gain or loss measured by the difference between the amount of cash received for such fractional share and the portion of the U.S. holder’s tax basis in the Engility common stock allocated to the fractional share. Gain or loss recognized with respect to cash received in lieu of a fractional share of SAIC common stock generally will be capital gain or loss, and generally will be long-term capital gain or loss if, as of the effective time, the holding period for such shares of Engility common stock is greater than one year. Long-term capital gain of certain non-corporate taxpayers, including individuals, generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

Consequences if the Merger Fails to Qualify as a Reorganization

If any requirement for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not satisfied, a U.S. holder of Engility common stock generally would recognize gain or loss for U.S. federal income tax purposes on each share of Engility common stock surrendered in the merger in an amount equal to the difference between (1) the fair market value of the merger consideration received in exchange for such surrendered share upon completion of the merger and (2) the holder’s basis in the share of Engility common stock surrendered. Gain or loss must be calculated separately for each block of Engility common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Engility common stock exceeds one year at the effective time. Long-term capital gain of non-corporate U.S. holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in shares of SAIC common stock received in the merger would be equal to the fair market value thereof as of the effective time, and such U.S. holder’s holding period in such shares would begin on the day following the merger.

Backup Withholding

Payments of cash to a holder of Engility common stock may, under certain circumstances, be subject to backup withholding at the applicable rate (currently 24%), unless the holder of the Engility common stock receiving such payments provides proof of an applicable exemption (generally exemptions apply to corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who, when required, provide certification as to their status) or provides a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

ACCOUNTING TREATMENT

The merger will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), with SAIC treated as the acquirer. SAIC will record all tangible and intangible assets acquired and liabilities assumed in the acquisition of Engility at fair value as of the acquisition date. The excess amount of the aggregated purchase consideration paid over the fair value of the net of assets acquired and liabilities assumed is recorded as goodwill. Acquisition-related costs that are not part of the purchase price consideration are expensed as incurred.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but rather tested for potential impairment annually. Intangible assets and goodwill are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The allocation of purchase price reflected in the unaudited pro forma combined financial statements is based on preliminary estimates using assumptions Engility management and SAIC management believe are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed.

UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed, consolidated and combined financial statements of SAIC and Engility (the “pro forma financial statements”) include the unaudited pro forma condensed, consolidated and combined balance sheet (the “pro forma balance sheet”) as of August 3, 2018 and the unaudited pro forma condensed, consolidated and combined statement of income for the six months ended August 3, 2018 (the “interim pro forma statement of income”) and the unaudited pro forma condensed, consolidated and combined statement of income for the year ended February 2, 2018 (the “year end pro forma statement of income” and, together with the interim pro forma statement of income, the “pro forma statements of income”), after giving effect to the merger. As SAIC is the accounting acquiror and has not yet reported results for the third quarter of its fiscal year 2019, the pro forma information below does not reflect the third quarter results of either company.

The pro forma balance sheet as of August 3, 2018, has been presented as if the acquisition of Engility had occurred on such date. The pro forma statements of income for the six months ended August 3, 2018 and the year ended February 2, 2018 have been prepared as if the acquisition of Engility had occurred on February 4, 2017. The historical financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the pro forma statements of income, expected to have a continuing impact on the results of operations of the combined business.

The pro forma financial statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the combined SAIC and Engility would have reported had the merger been completed as of the dates set forth in the pro forma financial statements, and should not be taken as being indicative of SAIC’s future consolidated results of operations or financial position.

The pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;
•	SAIC’s audited historical consolidated financial statements and related notes as of and for the year ended February 2, 2018, which are incorporated by reference in this document;
•	SAIC’s unaudited historical condensed and consolidated financial statements and related notes as of and for the six-month period ended August 3, 2018, which are incorporated by reference in this document;
•	Engility’s audited historical consolidated financial statements and related notes as of and for the year ended December 31, 2017, which are incorporated by reference in this document; and
•	Engility’s unaudited historical consolidated financial statements and related notes as of and for the six months ended June 29, 2018, which are incorporated by reference in this document.

UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED AND COMBINED BALANCE SHEET
As of August 3, 2018

	Historical
	SAIC as of August 3, 2018	Engility as of June 29, 2018	Pro Forma Adjustments	Footnote Reference	Pro Forma Combined
	(Amounts in millions)
ASSETS
Current assets:
Cash and cash equivalents	$106	$40	$75	5.A	$221
Receivables, net	713	84	251	1	1,048
Unbilled receivables	—	251	(251)	1	—
Inventory, prepaid expenses and other current assets	107	—	20	1	127
Other current assets	—	20	(20)	1	—
Total current assets	926	395	75		1,396
Goodwill	863	1,071	149	5.B	2,083
Intangible assets, net	169	345	390	5.C	904
Property, plant, and equipment, net	70	45	—		115
Deferred tax assets	—	142	(68)	5.D	74
Other assets	32	6	—		38
Total assets	$2,060	$2,004	$546		$4,610

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$450	$—	$261	5.E, 1	$711
Accrued payroll and employee benefits	163	—	81	1	244
Accounts payable, trade	—	47	(47)	1	—
Accrued employment costs	—	81	(81)	1	—
Accrued expenses	—	80	(80)	1	—
Advance payments and billings in excess of costs incurred	—	26	(26)	1	—
Other current liabilities	—	23	(23)	1	—
Long-term debt, current portion	49	25	(12)	4	62
Total current liabilities	662	282	73		1,017
Long-term debt, net of current portion	959	900	130	4	1,989
Other long-term liabilities	48	60	45	5.G, 1	153
Deferred income taxes	24	—	(24)	5.D	—
Income tax liabilities	—	61	(61)	1	—
Commitments and contingencies	—	—	—		—
Stockholders’ equity:
Common stock	—	—	—		—
Additional paid-in capital	8	1,249	(89)	5.H	1,168
Retained earnings/(Accumulated deficit)	355	(556)	470	5.H	269
Accumulated other comprehensive income (loss)	4	(2)	2	5.H	4
Total common stockholders’ equity	367	691	383		1,441
Non-controlling interest	—	10	—		10
Total stockholders’ equity	367	701	383		1,451
Total liabilities and stockholders’ equity	$2,060	$2,004	$546		$4,610

See accompanying notes to unaudited pro forma condensed, consolidated and combined financial statements.

UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED AND COMBINED STATEMENT OF INCOME
For the Six Months Ended August 3, 2018

	Historical
	SAIC for the Six Months Ended August 3, 2018	Engility for the Six Months Ended June 29, 2018	Pro Forma Adjustments	Footnote Reference	Pro Forma Combined
	(Amounts in millions, except per share amounts)
Revenues	$2,290	$965	$(16)	6.A	$3,239

Cost of revenues	2,077	825	(16)	6.A	2,886
Selling, general and administrative expenses	73	77	17	6.B	167
Operating income	140	63	(17)		186

Interest expense	22	36	(14)	6.C	44
Other income, net	(1)	—	—		(1)
Income before income taxes	119	27	(3)		143
Provision for income taxes	(21)	(7)	1	6.D	(27)
Net income	98	20	(2)		116
Net income attributable to non-controlling interest	—	2	—		2
Net income attributable to common stockholders	$98	$18	$(2)		$114

Earnings per share:
Basic	$2.31				$1.92
Diluted	$2.26				$1.89

Weighted-average shares:
Basic shares	42.4		17.0	6.E	59.4
Diluted shares	43.3		17.0	6.E	60.3

See accompanying notes to unaudited pro forma condensed, consolidated and combined financial statements.

UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED AND COMBINED STATEMENT OF INCOME
For the Year Ended February 2, 2018

	Historical
	SAIC for the Year Ended February 2, 2018	Engility for the Year Ended December 31, 2017	Pro Forma Adjustments	Footnote Reference	Pro Forma Combined
	(Amounts in millions, except per share amounts)
Revenues	$4,454	$1,932	$(34)	6.A	$6,352

Cost of revenues	4,043	1,656	(34)	6.A	5,665
Selling, general and administrative expenses	155	142	36	6.B	333
Goodwill impairment	—	7	—		7
Operating income	256	127	(36)		347

Interest expense	44	77	(31)	6.C	90
Other income, net	(2)	—	—		(2)
Income before income taxes	214	50	(5)		259
Provision for income taxes	(35)	(80)	2	6.D	(113)
Net income (loss)	179	(30)	(3)		146
Net income attributable to non-controlling interest	—	5	—		5
Net income (loss) attributable to common stockholders	$179	$(35)	$(3)		$141

Earnings per share:
Basic	$4.13				$2.34
Diluted	$4.02				$2.29

Weighted-average shares:
Basic shares	43.3		17.0	6.E	60.3
Diluted shares	44.5		17.0	6.E	61.5

See accompanying notes to unaudited pro forma condensed, consolidated and combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The accompanying pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X and present the pro forma balance sheet and pro forma statements of income of SAIC based upon the historical financial statements of SAIC and Engility, after giving effect to the merger and are intended to reflect the impact of the merger on SAIC’s financial statements.

The pro forma balance sheet as of August 3, 2018, has been presented as if the acquisition of Engility had occurred on such date. The pro forma statements of income for the six months ended August 3, 2018 and the year ended February 2, 2018 have been prepared as if the acquisition of Engility had occurred on February 4, 2017.

SAIC and Engility have different fiscal years. SAIC utilizes a 52/53 week fiscal year ending on the Friday closest to January 31, with fiscal quarters typically consisting of 13 weeks. SAIC’s fiscal year 2018 began on February 4, 2017 and ended on February 2, 2018. Engility’s fiscal year begins on January 1 and ends on December 31 each year. The unaudited pro forma condensed combined balance sheet and statements of operations have been prepared utilizing period ends that differ by less than 93 days, as permitted by Rule 11-02 Regulation S-X.

Due to different fiscal period ends, the pro forma statement of income for the six months ended August 3, 2018 combines the historical results of SAIC for the six months ended August 3, 2018 and the historical results of Engility for the six months ended June 29, 2018. The pro forma statement of income for the year ended February 2, 2018 combines the historical results of SAIC for the year ended February 2, 2018 and the historical results of Engility for the year ended December 31, 2017. The pro forma balance sheet combines the historical balance sheet of SAIC as of August 3, 2018, and the historical balance sheet of Engility as of June 29, 2018, giving effect to the acquisition as if it had been consummated on August 3, 2018.

The pro forma financial statements were prepared using the acquisition method of accounting with SAIC considered the accounting acquirer of Engility. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the acquisition date, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation of Engility’s assets to be acquired and liabilities to be assumed is based on preliminary estimates of the fair values of the assets acquired and liabilities assumed and was estimated utilizing company specific information made available by Engility, relevant industry benchmarks, and comparable market transactions. The pro forma adjustments are subject to change as additional information becomes available and as additional analyses are performed. These potential changes to the purchase price allocation and related pro forma adjustments could be material.

The reclassification adjustments related to the balance sheet of Engility (to conform to SAIC presentation) include the following:

(i)	reclassification of $251 million of Unbilled receivables to Receivables, net;
(ii)	reclassification of $20 million of Other current assets to Inventory, prepaid expenses and other current assets;
(iii)	reclassification of Accounts payable, trade of $47 million, Accrued expenses of $80 million, Advance payments and billings in excess of costs incurred of $26 million, and Other current liabilities of $23 million to Accounts payable and accrued liabilities;
(iv)	reclassification of $81 million of Accrued employment costs to Accrued payroll and employee benefits; and
(v)	reclassification of $61 million of Income tax liabilities to Other long-term liabilities;

Note 2—Accounting Policies

For the purposes of preparing the pro forma financial statements, SAIC management has conducted a preliminary analysis of the adjustments required to conform Engility’s financial statements to reflect the current accounting policies of SAIC. SAIC management’s assessment is ongoing and, at the time of preparing the pro forma financial statements, other than the adjustments made herein, management is not aware of any other material accounting policy differences. Upon consummation of the merger, SAIC management will conduct a review of Engility’s accounting policies to determine if additional differences in accounting policies or financial statement classification exist that may require additional adjustments to or reclassification of Engility’s results of operations, assets or liabilities to conform to SAIC’s accounting policies and classifications. As a result of that review, SAIC management may identify differences that, when conformed, could have a material impact on the pro forma financial statements.

Note 3—Purchase Price Allocation

The pro forma balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The following table represents the preliminary estimate of the purchase price to be paid in the merger (in millions, except exchange ratio and SAIC share price):

Total Engility shares outstanding (i)	37.0
Total Engility awards expected to be converted (ii)	0.7
37.7
Exchange ratio	0.45
Total SAIC shares issued	17.0
SAIC share price (iii)	$68.42
Stock consideration to be transferred	$1,160
Cash paid to extinguish Engility debt	968
Total purchase price	$2,128

(i)	Total shares outstanding as of the close of business on November 21, 2018.
(ii)	Total awards expected to be converted into SAIC common stock in connection with the merger.
(iii)	Represents SAIC closing share price on November 21, 2018.

The actual value of SAIC common stock to be issued in the merger will depend on the market price of shares of SAIC common stock at the closing date of the merger, and therefore the actual purchase price will fluctuate based on the market price of SAIC common stock. Accordingly, the final purchase price could differ significantly from the current estimate. A 10% difference in SAIC’s stock price as of November 21, 2018 would change the purchase price by approximately $116 million and impact goodwill by a corresponding amount.

The cash paid to extinguish Engility debt that is included in the transaction consideration above reflects an estimate of Engility’s outstanding debt as of November 21, 2018, and a make-whole redemption premium of $30 million. The cash paid to extinguish Engility debt will depend on the outstanding debt at the closing date of the merger, and, therefore, the actual purchase price could fluctuate based on Engility’s outstanding debt, and the final purchase price could differ from the current estimate. Engility expects to make a mandatory principal payment of approximately $6 million no later than December 31, 2018.

The preliminary estimated purchase price is allocated as follows (in millions):

Cash and cash equivalents	$40
Receivables, net	335
Inventory, prepaid expenses and other current assets	20
Intangible assets, net (i)	735
Property, plant and equipment, net	45
Deferred tax assets (ii)	98
Other assets	6
Total Assets Acquired	1,279

Accounts payable and accrued liabilities	174
Accrued payroll and employee benefits	81
Income tax liabilities	61
Other long-term liabilities	45
Total Liabilities Assumed	361

Net identifiable assets	918
Add: Non-controlling interest	(10)
Goodwill	1,220
Total consideration to be transferred	$2,128

For the purposes of the preliminary purchase price allocation, the carrying values are assumed to approximate the preliminary fair values unless noted otherwise. The final valuation may be materially different as more detailed information will become available after the consummation of the merger.

(i)	The identifiable intangible assets acquired in the transaction consist of trade names, developed technology, and customer relationships with estimated useful lives of 1, 3, and 11 years, respectively. The estimated fair values of these identifiable intangible assets are $5 million, $20 million, and $710 million, respectively. The estimated fair value of $735 million is determined primarily using the income approach, which is based on market participant expectations of the cash flows an asset would generate over its useful life. The more significant assumptions inherent in the development of these estimates include the estimated after-tax cash flows that will be received for the intangible asset and the appropriate discount rate selected.
(ii)	This balance reflects the elimination of certain historical deferred tax assets and liabilities as part of purchase accounting. The deferred tax asset balance is presented net of deferred tax liabilities. It also includes the recognition of deferred tax liabilities resulting from the fair value adjustments for the identifiable intangible assets recognized at a blended federal and state statutory tax rate of 25.5%. The combined federal and state statutory tax rate was based upon the jurisdictions in which SAIC operates. The fair value adjustments to goodwill and identifiable intangible assets recognized in the transaction are not expected to be deductible for income tax purposes.

Refer to Note 5 for additional information on how the adjustments described above have been reflected in the pro forma balance sheet.

Note 4—Financing Adjustments

In connection with the acquisition, SAIC expects to incur additional indebtedness of approximately $1.068 billion in a new five year secured term loan A with interest payments indexed to the 1-month LIBOR plus an applicable margin of 1.25% to 2.00%. The debt proceeds, net of related financing fees, will be used to repay Engility’s existing debt at closing.

Long-term debt, current portion was adjusted as follows:

As of August 3, 2018
(in millions)
To remove historical Engility long-term debt, current portion	$(25)
To record the current portion of the new term loan A	13
Total long-term debt, current portion adjustments	$(12)

Long-term debt, net of current portion was adjusted as follows:

As of August 3, 2018
(in millions)
To remove historical Engility long-term debt, net of current portion and debt issuance costs (i)	$(900)
To record the new term loan A, net of current portion (ii)	1,055
To record new debt issuance costs related to the new term loan A	(25)
Total long-term debt, net of current portion, adjustments	$130
(i)	Represents the long-term portion of historical borrowings of Engility, which is comprised of aggregate long-term principal of $943 million, net of $43 million of debt issuance costs.
(ii)	Represents the long-term borrowings, net of $13 million of the current portion incurred by SAIC under the new term loan A.

Note 5—Pro Forma Adjustments – Balance Sheet

The pro forma adjustments included in the pro forma balance sheet as of August 3, 2018 are as follows (in millions):

A)	Cash and cash equivalents were adjusted as follows:
Net proceeds from issuance from the new term loan A	$1,043
Cash paid to extinguish Engility debt (see Note 3)	(968)
Total cash and cash equivalents adjustments	$75
B)	Goodwill was adjusted as follows:
To remove Engility historical goodwill	$(1,071)
To record goodwill recognized as a result of the merger (see Note 3)	1,220
Total goodwill adjustments	$149
C)	Intangible assets, net was adjusted as follows:
To remove Engility historical intangible assets	$(345)
To record intangible assets acquired in the merger (see Note 3)	735
Total intangible assets, net adjustments	$390
D)	Deferred tax assets were adjusted as follows:
To remove certain historical Engility deferred tax assets and liabilities as a result of the acquisition	$55
To reclassify SAIC deferred income taxes in order to present a net deferred tax asset	(24)
To record deferred tax liabilities for excess book over carry-over basis for intangible assets acquired	(99)
Total deferred tax assets adjustments	$(68)
E)	Accounts payable and accrued liabilities were adjusted as follows:
To record transaction fees directly related to the merger (i)	$75
To record expected severance for terminated Engility executives in connection with the merger	11
To eliminate historical Engility deferred rent balances (current)	(2)
To align Engility’s presentation of accounts payable and accrued liabilities with SAIC (see Note 1)	176
To reclassify the long-term incentive plan accrual for Engility’s CEO (ii)	1
Total accounts payable and accrued liabilities adjustments	$261
(i)	Reflects estimated financial advisory, legal, and accounting fees directly attributable to the acquisition and not yet recognized in the historical financial statements.

(ii)	Reflects the amount of deferred compensation that will become due to Engility CEO upon termination in connection with the merger.
F)	Long-term debt, current portion and long-term debt, net of current portion were adjusted as described in Note 4.
G)	Other long-term liabilities were adjusted as follows:
To reclassify Income tax liabilities to Other long-term liabilities (see Note 1)	$61
To reclassify the long-term incentive plan accrual for Engility’s CEO	(1)
To eliminate historical Engility deferred rent balances (long-term)	(15)
Total other long-term liabilities adjustments	$45
H)	Additional paid-in capital, Accumulated other comprehensive income (loss), and Retained earnings were adjusted as follows:
To remove Engility historical additional paid-in capital	$(1,249)
Issuance of stock consideration (i)	1,160
Total additional paid-in capital adjustments	$(89)

To remove Engility historical accumulated other comprehensive loss	2

To remove Engility historical accumulated deficit	556
To recognize transaction costs and severance costs accrued in connection with the acquisition (ii)	(86)
Total retained earnings adjustments	$470
(i)	Relates to the issuance of stock consideration by SAIC in connection with the merger, as described further in Note 3.
(ii)	Reflects transaction costs of $75 million and severance costs of $11 million for Engility executives accrued in connection with the acquisition. These amounts were not tax effected as the tax deductibility of these items has not been determined.

Note 6—Pro Forma Adjustments – Statements of Income

The pro forma adjustments included in the pro forma statements of income are as follows (in millions):

A)	This adjustment reflects the elimination of Revenues, and related Cost of revenues, generated from transactions between SAIC and Engility.
B)	Selling, general and administrative expenses were adjusted as follows:
	Six Months Ended August 3, 2018	Year Ended February 2, 2018
To remove amortization of historical Engility intangible assets	$(16)	$(32)
To record amortization of intangible assets acquired as a result of the merger (i)	38	76
To remove Engility compensation cost for executives terminated in connection with the merger (ii)	(5)	(7)
To remove Engility Board compensation (iii)	—	(1)
Total selling, general and administrative expense adjustments	$17	$36
(i)	The estimated amortization expense was computed using the straight-line method and the estimated useful lives for the three intangible assets, as described further in Note 3.

An increase (decrease) of 10% in the estimated fair value allocated to the intangible assets would result in an increase (decrease) in the six-month pro forma amortization expense of $4 million and an increase (decrease) in the 12-month amortization expense of $8 million. An increase in the estimated useful life of each of the intangible assets of one year would result in a decrease in the six-month pro forma amortization expense of $5 million and a decrease in the 12-month pro forma amortization expense of $10 million, while a decrease in the estimated useful life of each of the intangible assets of one year would result in an increase in the six-month pro forma amortization expense of $2 million and an increase in the 12-month pro forma amortization expense of $5 million.

(ii)	To remove Engility compensation cost for executives terminated in conjunction with the closing of the transaction, including cash and stock compensation.
(iii)	To remove Engility compensation cost for Board members who will not be continuing service with SAIC, including cash and stock compensation.
C)	Interest expense was adjusted as follows:
	Six Months Ended August 3, 2018	Year Ended February 2, 2018
To remove interest expense related to Engility debt	$(36)	$(77)
To record interest expense on the new term loan A (i)	20	41
To record amortization of debt issuance costs on the new term loan A	2	5
Total interest expense adjustments	$(14)	$(31)
(i)	Interest expense for the six months ended August 3, 2018 and year ended February 2, 2018 is based on the 1-month LIBOR of 2.32% as of November 21, 2018 plus the applicable margin of 1.50%. For each 0.125% change in the estimated interest rate for the new term loan A, interest expense would increase or decrease by approximately $1 million for the six months ended August 3, 2018 and the year ended February 2, 2018.

D)   Provision for income taxes decreased by $1 million for the six months ended August 3, 2018 and $2 million for the year ended February 2, 2018. This adjustment represents the income tax impact of the pro forma adjustments, using the blended federal and state statutory tax rate of approximately 25.5% for the six months ended August 3, 2018 and approximately 37.7% for the year ended February 2, 2018. This does not represent SAIC’s effective tax rate, which will include other taxes and benefits, and does not take into account any historical or possible future tax events that may impact SAIC following the consummation of the merger.

E)   Earnings per share was adjusted in order to reflect the shares of SAIC common stock that will be issued as purchase consideration for the acquisition of Engility. The pro forma adjustment to weighted average common shares outstanding (basic and diluted) was 17.0 million shares. This adjustment includes (i) outstanding Engility common stock (at November 21, 2018) that will be converted into SAIC common stock (16.7 million) and (ii) Engility awards expected to be issued in connection with the merger and converted into SAIC common stock (0.3 million). See Note 3 for share conversion rate details.

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

SAIC common stock and Engility common stock are both traded on the NYSE under the symbols SAIC and EGL, respectively. The following table presents trading information for SAIC and Engility common shares on September 7, 2018, the last trading day before public announcement of the transaction, and November 29, 2018, the last practicable trading day before the date of this joint proxy statement/prospectus.

	SAIC Common Stock			Engility Common Stock
Date	High	Low	Close	High	Low	Close
September 7, 2018	91.01	89.20	89.86	36.57	36.02	36.24
November 29, 2018	70.22	68.69	69.52	31.42	30.72	31.15

For illustrative purposes, the following table provides Engility equivalent per share information on each of the specified dates. Engility equivalent per share amounts are calculated by multiplying Engility per share amounts by the exchange ratio of 0.450 shares of SAIC common stock for each share of Engility common stock.

	SAIC Common Stock			Engility Equivalent Per Share
Date	High	Low	Close	High	Low	Close
September 7, 2018	91.01	89.20	89.86	40.95	40.14	40.44
November 29, 2018	70.22	68.69	69.52	31.60	30.91	31.28

The market value of the shares of SAIC common stock to be issued in exchange of shares of Engility common stock upon the completion of the merger will not be known at the time of the SAIC and Engility special meetings. The above tables show only historical comparisons. Because the market prices of SAIC and Engility will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to SAIC stockholders in determining whether to approve the issuance of shares of SAIC common stock to Engility stockholders in connection with the merger or to Engility stockholders in determining whether to approve and adopt the merger agreement. SAIC stockholders and Engility stockholders are encouraged to obtain current market quotations for shares of SAIC common stock and Engility common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus.

Market Prices and Dividend Data

SAIC

The following table sets forth the high and low sales prices of SAIC’s common stock as reported in the NYSE’s consolidated transaction reporting system, and the quarterly cash dividends declared per share, for the fiscal quarters indicated.

	High	Low	Dividend Declared
2017
First Quarter	$54.17	$40.50	$0.31
Second Quarter	$62.09	$51.45	$0.31
Third Quarter	$70.62	$60.52	$0.31
Fourth Quarter	$88.65	$70.66	$0.31
2018
First Quarter	$89.24	$70.10	$0.31
Second Quarter	$81.44	$69.10	$0.31
Third Quarter	$74.85	$61.06	$0.31
Fourth Quarter	$79.97	$67.89	$0.31
2019
First Quarter	$86.30	$67.73	$0.31
Second Quarter	$90.10	$80.25	$0.31
Third Quarter (through November 29, 2018)	$92.74	$66.11	$0.31

As discussed in greater detail under “Risk Factors—Risk Factors Relating to SAIC Following the Merger—Other Risks—SAIC cannot assure you that it will be able to continue paying dividends at the current rate, or at all,” the declaration and payment of future dividends is at the discretion of the SAIC Board, and will depend upon its financial results, cash requirements, future prospects and other factors deemed relevant by the SAIC Board.

Engility

The following table sets forth the high and low sales prices of Engility’s common stock as reported by the NYSE’s consolidated transaction reporting system for the fiscal quarters indicated.

	High	Low	Dividend Declared
2016
First Quarter	$32.26	$11.46	$—
Second Quarter	$24.31	$17.31	$—
Third Quarter	$32.76	$21.79	$—
Fourth Quarter	$39.16	$27.81	$—
2017
First Quarter	$34.32	$26.57	$—
Second Quarter	$31.58	$25.70	$—
Third Quarter	$34.99	$28.12	$—
Fourth Quarter	$35.63	$26.56	$—
2018
First Quarter	$28.97	$22.29	$—
Second Quarter	$32.18	$23.62	$—
Third Quarter	$38.54	$30.16	$—
Fourth Quarter (through November 29, 2018)	$38.54	$29.50	$—

Engility has not declared or paid any dividends on its common shares other than the payment of a special cash dividend in conjunction with the acquisition of TASC, Inc. in February 2015. The declaration of any future cash dividends and the amount of any such dividends, if declared, will be subject to Engility’s financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of the Engility Board. The Engility Board may take into account such matters as general business conditions, industry practice, financial condition and performance, future prospects, cash needs and capital investment plans, income tax consequences, applicable law and such other factors as the Engility Board may deem relevant.

PRINCIPAL STOCKHOLDERS OF SAIC

Stock Ownership of Certain Beneficial Owners

The following table sets for, as of November 29, 2018, information regarding the beneficial ownership of each person known by us to beneficially own more than five percent of SAIC common stock.

Name and Address of Beneficial Owner	Amount and nature of ownership	Percentage of SAIC Common Stock Beneficially Owned
The Vanguard Group(1) 100 Vanguard Blvd. Malvern, PA 19355	4,767,852	11.26%
BlackRock, Inc.(2) 55 East 52nd Street, New York, NY 10055	4,510,575	10.65%
(1)	Information shown is based on information reported by the filer on a Schedule 13G/A filed with the SEC on February 9, 2018 in which The Vanguard Group, an investment adviser filing on behalf of itself and two wholly-owned subsidiaries, reported that it has sole voting power over 83,849 shares, shared voting power over 5,363 shares, sole dispositive power over 4,681,802 shares and shared dispositive power over 86,050 shares.
(2)	Information shown is based on information reported by the filer on a Schedule 13G/A filed with the SEC on January 19, 2018 in which BlackRock, Inc., a holding company filing on behalf of a number of its subsidiaries, reported that it has sole voting power over 4,417,877 shares and sole dispositive power over 4,510,575 shares

Stock Ownership of Directors and Officers

The following table sets forth, as of November 29, 2018, the beneficial ownership of our common stock by our directors, the named executive officers, and all of our directors and executive officers as a group. Unless otherwise indicated, each individual has sole investment power and sole voting power with respect to the shares beneficially owned by that individual, except for any investment or voting power that may be shared with a spouse. No shares have been pledged.

	Common Stock(1)	Stock Units(2)	Options and RSUs(3)	Total Shares Beneficially Owned	Percentage of SAIC Common Stock Beneficially Owned
Directors
Robert A. Bedingfield	12,685	2,726	27,499	42,910	*
Deborah B. Dunie	5,779	—	3,177	8,956	*
John J. Hamre	21,892	—	3,177	25,069	*
Mark J. Johnson	657	—	1,539	2,196	*
Timothy J. Mayopoulos	5,420	—	12,207	17,627	*
Donna S. Morea	9,685	—	27,499	37,184	*
Edward J. Sanderson, Jr.	22,404	7,571	24,705	54,680	*
Steven R. Shane	11,685	—	27,499	39,184	*
Named Executive Officers
Anthony J. Moraco	141,199	5,374	259,385	405,958	*
Charles A. Mathis	2,245	—	7,949	10,194	*
Nazzic S. Keene	28,336	—	66,011	94,347	*
Steven G. Mahon	2,055	—	12,401	14,456	*
Karen A. Wheeler	11,414	1,319	7,239	19,972	*
All directors and executive officers as a group (13 persons)	275,456	16,990	480,287	772,733	1.8%
*	Represents less than 1%
(1)	Information in this column includes (a) the approximate number of shares allocated to the account of the individual by the trustee of the SAIC Retirement Plan as follows: Mr. Moraco, 1,582 shares and Ms. Wheeler, 2,239 shares; and all directors and officers as a group, 94,350 shares, (b) shares held by certain trusts established by the individuals as follows: Mr. Bedingfield, 9,631 shares; Mr. Shane, 2,000 shares; Mr. Moraco, 137,502 shares; and Ms. Keene, 28,151 shares.
(2)	Represents vested stock units attributable to the individual or the group in the Key Executive Stock Deferral Plan and the Management Stock Compensation Plan. Shares held in these plans are voted by the trustee in the same proportion as all other stockholders collectively vote their shares of common stock.
(3)	Shares subject to options exercisable or restricted stock units subject to vesting, both within 60 days following November 29, 2018.

PRINCIPAL STOCKHOLDERS OF ENGILITY

This table includes information regarding the amount of our common stock beneficially owned as of November 29, 2018, by (i) each of our directors, (ii) each of our executive officers named in “Executive Compensation—2017 Summary Compensation Table,” (iii) all of our directors and current executive officers as a group and (iv) each person or entity known to us to own more than 5% of our outstanding common stock. Percentage ownership calculations for beneficial ownership are based on 36,968,909 shares outstanding as of November 29, 2018.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage Ownership
Directors and Named Executive Officers:
Named Executive Officers
Lynn A. Dugle(3)	71,464	**
Wayne M. Rehberger	24,140	**
Thomas O. Miiller	24,725	**
Susan M. Balaguer	6,452	**
Directors
Peter A. Marino(4)	13,309	**
Darryll J. Pines(5)	20,853	**
Anthony Principi(5)	21,667	**
Charles S. Ream(5)	18,203	**
David A. Savner(5)	19,566	**
John W. Barter, III(6)	15,715	**
William G. Tobin(5)(7)	17,869	**
Steven A. Denning(8)	0	**
David M. Kerko(9)	0	**
Katharina G. McFarland(10)	3,228	**
All directors and executive officers, as a group (14 persons)(11)	257,191	**
Other Stockholders:
Birch Partners, LP(12)	17,920,892	48.4%
BlackRock, Inc.(13)	3,699,601	10.0%
**	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)	Unless otherwise noted, the address for each listed director and executive officer is c/o Engility Holdings, Inc., 4803 Stonecroft Boulevard Chantilly, VA 20151.
(2)	The number of shares of common stock beneficially owned by each stockholder is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares which a person has the right to acquire within 60 days after October [13], 2018, through the vesting and/or exercise of any equity award or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of common stock listed as owned by such person.
(3)	Includes 4,239 shares issuable upon settlement of RSUs that have vested but have not yet been delivered.
(4)	Includes 12,096 shares issuable upon settlement of RSUs that have vested but have not yet been delivered.
(5)	Includes 11,563 shares issuable upon settlement of RSUs that have vested but have not yet been delivered.
(6)	Includes 1,192 shares issuable upon settlement of RSUs that have vested but have not yet been delivered.
(7)	Includes 16 shares held by Mr. Tobin’s spouse. Mr. Tobin disclaims beneficial ownership of such shares.
(8)	Mr. Denning is the Chairman and a Managing Director of General Atlantic LLC (“GA LLC”). As discussed below in footnote 12, GA may be deemed, by virtue of its rights under the operating agreement of Birch GP, LLC, to share dispositive and/or voting power with respect to the shares of common stock held by Birch Partners, LP. Mr. Denning disclaims beneficial ownership of any such shares. The principal office address for Mr. Denning is c/o General Atlantic Service Company, L.P., 600 Steamboat Road, Greenwich, CT 06830. Mr. Denning has waived the right to receive any cash or equity compensation for his service on the Board.
(9)	Mr. Kerko has waived the right to receive any cash or equity compensation for his service on the Board.
(10)	Includes 3,228 shares issuable upon settlement of RSUs that have vested but have not yet been delivered.
(11)	Includes 78,570 shares issuable upon settlement of RSUs that have vested but have not yet been delivered.

(12)	Information shown is based solely on information reported by each of Birch Partners, LP, KKR 2006 Fund L.P. and certain of its affiliates and GA LLC and certain of its affiliates on Schedules 13D filed with the SEC on September 11, 2018.

Birch Partners, LP directly owns 17,920,892 shares of the Company’s common stock. Birch GP, LLC (as the general partner of Birch Partners, LP) may be deemed to be the beneficial owner of the shares of the Company’s common stock beneficially owned by Birch Partners, LP, and Birch GP, LLC disclaims beneficial ownership of such shares. The members of Birch GP, LLC are KKR 2006 Fund L.P. (“KKR 2006”) and General Atlantic Partners 85, L.P. (“GAP 85”). The principal business address for Birch Partners, LP and Birch GP, LLC is c/o Kohlberg Kravis Roberts & Co., L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

An aggregate of 8,960,446 shares of the Company’s common stock held by Birch Partners, LP is economically attributable to KKR 2006, KKR Partners III, L.P., OPERF Co-Investment LLC and 8 North America Investor L.P. as a result of their limited partner interests in Birch Partners, LP and KKR 2006’s membership interests in Birch GP, LLC, the general partner of Birch Partners, LP.

Each of KKR 2006 (as holder of membership interests in Birch GP, LLC, the general partner of Birch Partners, LP), KKR Associates 2006 L.P. (“KKR Associates 2006”) (as the general partner of KKR 2006), KKR 2006 GP LLC (“KKR 2006 GP”) (as the general partner of KKR Associates 2006), KKR Fund Holdings L.P. (“KKR Fund Holdings ”) (as the designated member of KKR 2006 GP), KKR Fund Holdings GP Limited (“KKR Fund Holdings GP”) (as a general partner of KKR Fund Holdings), KKR Group Holdings Corp. (“KKR Group Holdings”) (as a general partner of KKR Fund Holdings and the sole shareholder of KKR Fund Holdings GP), KKR & Co. Inc. (“KKR & Co.”) (as the sole shareholder of KKR Group Holdings), KKR Management LLC (“KKR Management”) (as the controlling shareholder of KKR & Co.) and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management) may be deemed to share voting and dispositive power with respect to any shares of the Company’s common stock beneficially owned directly by Birch Partners, LP, and each disclaims beneficial ownership of such shares of the Company’s common stock. The address for KKR 2006, KKR Associates 2006, KKR 2006 GP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co., KKR Management and Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

By virtue of the fact that (i) GAP 85 is a member of Birch GP, LLC and each of GAP 85, GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments CDA, L.P. (“GAPCO CDA”) and GAPCO GmbH & Co KG (“KG”) (the “GA Funds”) are each limited partners of Birch Partners, LP, (ii) General Atlantic GenPar, L.P. (“GenPar”) is the general partner of GAP 85, (iii) GA LLC is the general partner of GenPar and GAPCO CDA and the managing member of GAPCO III and GAPCO IV, (iv) GAPCO Management GmbH (“GmbH Management”) is the general partner of KG, and (v) the 27 managing directors of GA LLC, including Steven A. Denning (the “GA Managing Directors”), may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions with respect to interests held by the GA Funds are made by a portfolio committee of GA LLC comprising certain of the GA Managing Directors and officers of GA LLC, GA LLC, GenPar, GAP 85, GAPCO III, GAPCO IV, GAPCO CDA, KG and GmbH Management may be deemed to beneficially own, in the aggregate, 17,920,892 shares of the Company’s common stock (and a pecuniary interest in an aggregate of 8,960,446 shares of the Company’s common stock.

Birch Partners, LP, Birch GP, LLC, KKR 2006 and certain of its affiliates and GAP 85 and certain of its affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of the Company’s common stock held by Birch Partners, LP. However, each such person disclaims membership in any such group.

The shares of the Company’s common stock reported above are subject to the provisions of the stockholders agreement, as more fully described under the heading “Voting Agreement with Birch Partners, L.P.”

(13)	Information shown is based solely on information reported by BlackRock, Inc. on a Schedule 13G filed with the SEC on May 8, 2018, in which BlackRock, Inc. reported that it has beneficial ownership of 3,699,601 shares of common stock, including sole dispositive power over 3,699,601 shares of common stock and sole voting power over 3,656,334 shares of common stock.

COMPARISON OF RIGHTS OF ENGILITY STOCKHOLDERS AND SAIC STOCKHOLDERS

If the merger is consummated, stockholders of Engility will become stockholders of SAIC. The rights of SAIC stockholders are governed by and subject to the provisions of the Delaware General Corporation Law and the Certificate of Incorporation and bylaws of SAIC. Below is a summary of the material differences between the rights of holders of SAIC common stock and the rights of holders of Engility common stock, which does not purport to be a complete description of those differences or a complete description of the terms of the SAIC common stock subject to issuance in connection with the merger. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the Delaware General Corporation Law (ii) the Amended and Restated Certificate of Incorporation of SAIC, which we refer to as the SAIC charter, (iii) the Amended and Restated Certificate of Incorporation of Engility, which we refer to as the Engility charter, (iv) the amended and restated bylaws of SAIC, which we refer to as the SAIC bylaws, (v) the amended and restated bylaws of Engility, which we refer to as the Engility bylaws, and (vi) the description of SAIC common stock contained in SAIC’s Form 10/A registration statement filed with the SEC on September 10, 2013 and any amendment or report filed with the SEC for the purpose of updating such description.

This section does not include a complete description of all differences among the rights of SAIC stockholders and Engility stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that there are no other differences that may be equally important. You are urged to read carefully the relevant provisions of the Delaware General Corporation Law, as well as the governing corporate instruments of each of SAIC and Engility, copies of which are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 156 of this joint proxy statement/prospectus.

SAIC	Engility

Authorized Capital

The aggregate number of shares that SAIC is authorized to issue is 1,010,000,000, consisting of (i) 1,000,000,000 shares of common stock, par value $0.0001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share.

The aggregate number of shares that Engility is authorized to issue is 200,000,000, consisting of (i) 175,000,000 shares of common stock, par value $.01 per share, and (ii) 25,000,000 shares of preferred stock, par value $.01 per share.

Outstanding Capital

Common Stock. As of the record date, SAIC had 42,368,119 shares of common stock issued and outstanding.	Common Stock. As of the record date, Engility had 36,968,909 shares of common stock issued and outstanding.

Holders of shares of SAIC common stock do not have preemptive, subscription, or conversion rights.	Holders of shares of Engility common stock do not have preemptive, subscription, or conversion rights.

Holders of shares of SAIC common stock are entitled to receive dividends when and if declared by the SAIC Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Holders of shares of Engility common stock are entitled to receive dividends when and if declared by the Engility Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.

SAIC	Engility

Preferred Stock. The SAIC Board has the authority to issue up to 10,000,000 shares of preferred stock in one or more series. The holders of SAIC preferred stock do not have the right to vote, except as the SAIC Board establishes, or as provided in the SAIC charter or as determined by state law.

Preferred Stock. The Engility Board has the authority to issue up to 25,000,000 shares of preferred stock in one or more series. The holders of Engility preferred stock do not have the right to vote, except as the Engility Board establishes, or as provided in the Engility charter or as determined by state law.

The SAIC Board has the authority to determine the terms of each series of preferred stock, within the limits of the SAIC charter, the SAIC bylaws and the laws of the state of Delaware, and the SAIC Board could take that action without stockholder approval. These terms include the number of shares in a series, dividend rights, rights in liquidation, terms of redemption, conversion and exchange rights and voting rights, if any. The issuance of SAIC preferred stock could delay or prevent a change in control of SAIC.

The Engility Board has the authority to determine the terms of each series of preferred stock, within the limits of the Engility charter, the Engility bylaws and the laws of the state of Delaware, and the Engility Board could take that action without stockholder approval. These terms include the number of shares in a series, dividend rights, rights in liquidation, terms of redemption, conversion and exchange rights and voting rights, if any. The issuance of Engility preferred stock could delay or prevent a change in control of Engility.

As of the record date, SAIC does not have any preferred stock issued and outstanding.	As of the record date, Engility does not have any preferred stock issued and outstanding.

Voting Rights

Holders of shares of SAIC common stock are entitled to one vote for each share held of record on all matter submitted to a vote of stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a different vote is required by law or specifically required by the SAIC charter or bylaws, Delaware law, or the NYSE.

Holders of shares of Engility common stock are entitled to one vote for each share held of record on all matter submitted to a vote of stockholders, subject, with respect to certain stockholders, to the restrictions contained in the stockholders agreement. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a different vote is required by law or specifically required by the Engility charter or bylaws, Delaware law, or the NYSE.

The holders of SAIC preferred stock do not have the right to vote, except as the SAIC Board establishes, or as provided in the SAIC charter or as determined by state law.	The holders of Engility preferred stock do not have the right to vote, except as the Engility Board establishes, or as provided in the Engility charter or as determined by state law.

The SAIC charter does not provide for cumulative voting in the election of directors.	The Engility charter does not provide for cumulative voting in the election of directors.

Amendments to the Charter

Under Section 242 of the Delaware General Corporation Law, the charter may be amended upon a resolution by the board and approved by:	Under Section 242 of the Delaware General Corporation Law, the charter may be amended upon a resolution by the board and approved by:

• the holders of a majority of the outstanding shares entitled to vote, and	• the holders of a majority of the outstanding shares entitled to vote, and

SAIC		Engility

•	a majority of the outstanding shares of each class entitled to a class vote, if any.	•	a majority of the outstanding shares of each class entitled to a class vote, if any.

The SAIC charter provides that, for amendments to Articles FIFTH, SIXTH, SEVENTH, EIGHT, and NINTH of the SAIC charter, any amendment must be approved by the affirmative vote of the holders of not less than two-thirds of the total voting power of all outstanding shares of SAIC voting stock.

The Engility charter provides that, for amendments to Sections C, D or E of Article FIFTH, Article SIXTH, Article SEVENTH, Article EIGHT, Article NINTH and Article TENTH of the Engility charter, any amendment must be approved by the affirmative vote of the holders of not less than seventy-five percent (75%) of the total voting power of all outstanding shares of Engility voting stock. In addition, the stockholders agreement provides that Engility may not, without the prior written consent of Birch or KKR and/or GA (for so long as such entities retain nomination rights under the stockholders agreement), take any action to cause the amendment of the Engility charter that would adversely affect the rights of Birch or KKR and/or GA.

Amendments to the Bylaws

The SAIC bylaws may be adopted, amended, or repealed by the affirmative vote of the holders of not less than two-thirds of the total voting power of all outstanding shares of SAIC voting stock. The SAIC bylaws may also be adopted, amended, or repealed by the affirmative vote of a majority of the number of SAIC directors then serving.

The Engility bylaws may be adopted, amended, or repealed by the affirmative vote of the holders of not less than seventy-five percent (75%) of the total voting power of all outstanding shares of Engility voting stock. The Engility bylaws may also be adopted, amended, or repealed by the affirmative vote of a majority of the number of Engility directors then serving.

Special Meetings of Stockholders

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the SAIC charter or bylaws, may be called by the SAIC Board, a majority of the members of the SAIC Board, or a committee designated by the SAIC Board with the power to call such meetings. A special meeting may also be called by a single stockholder owning at least 10%, or one or more stockholders owning at least 25% of the combined voting power of all classes of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Engility charter or bylaws, may be called only by a majority of the full Engility Board.

SAIC	Engility

Stockholder Proposals and Nominations

The SAIC bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. As specified in the SAIC bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the board or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures that are provided in the SAIC bylaws.

The Engility bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. As specified in the Engility bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the board or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures that are provided in the Engility bylaws. The Engility Board’s ability to nominate directors is subject to the nomination rights of Birch and KKR and GA as set forth in the stockholders agreement.

Generally, to be timely, a stockholder’s notice must be received at the principal executive offices of SAIC not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 70 days after that anniversary date, however, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to that annual meeting and not later than the close of business on the 90th day prior to that annual meeting or the 10th day following the day on which SAIC first publicly announces the date of that annual meeting, whichever occurs later.

Generally, to be timely, a stockholder’s notice must be received at the principal executive offices of Engility not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 70 days after that anniversary date, however, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to that annual meeting and not later than the close of business on the 90th day prior to that annual meeting or the 10th day following the day on which Engility first publicly announces the date of that annual meeting, whichever occurs later.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in the SAIC bylaws, but only if the stockholder notice is delivered to the SAIC secretary at SAIC’s principal offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day prior to such special meeting; provided, however, that in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the day on which public announcement of the date of such meeting is first made, whichever first occurs.

SAIC	Engility

In addition, the SAIC bylaws permit an eligible stockholder, or an eligible group of up to 20 stockholders, owning continuously for at least three years shares of SAIC representing an aggregate of at least three percent of the voting power entitled to vote in the election of directors, to nominate and include in SAIC’s annual meeting proxy materials director nominees constituting up to 25 percent of the SAIC board, or, if such amount is not a whole number, the closest whole number below 25 percent, but not less than two. Such nominations are subject to certain eligibility, procedural, and disclosure requirements set forth in SAIC’s bylaws, including the requirement that SAIC must receive notice of such nominations between 150 and 120 calendar days prior to the anniversary date of the prior year’s annual proxy materials mailing, except as otherwise provided in SAIC’s bylaws.
Engility has not adopted a proxy access bylaw.

Action by Written Consent

The SAIC charter prohibits stockholder action by written consent.	The Engility charter prohibits stockholder action by written consent.

Board of Directors

Number of Directors

SAIC’s bylaws provide that the number of directors will be fixed from time to time by resolution of the SAIC board at not less than seven and not more than fourteen.

The SAIC Board currently consists of nine directors.

SAIC has agreed to increase the size of its board to eleven directors in connection with the combination.

The Engility bylaws provide that the number of directors will be fixed from time to time by resolution of the Engility board. Engility’s stockholders agreement provides that the number of directors not be less than eleven nor more than fourteen. The Engility Board currently consists of twelve directors.

Classification

The SAIC Board is not classified.	The Engility Board is classified into three classes, with each class currently consisting of four directors each. Each director is appointed for a three-year term.

Removal

The SAIC charter and bylaws provide that directors may only be removed for cause and only upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The Engility bylaws provide that directors may only be removed for cause and only upon the affirmative vote of holders of at least seventy-five percent (75%) of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

SAIC	Engility

Vacancies

The SAIC charter and bylaws provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on the SAIC Board will be filled only by affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director, and not by stockholders.

The Engility bylaws provide that, subject to the rights granted to any series of preferred stock then outstanding and to the terms and conditions of the stockholders agreement (which provides that Birch will be entitled to designate a replacement to fill any vacancy in the event that a director nominated by Birch retires or ceases to serve on the Engility Board for any reason), any vacancies on the Engility Board will be filled only by affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director, and not by stockholders.

Director Liability and Indemnification

Elimination of Liability of Directors. The SAIC charter provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of SAIC will not be personally liable to SAIC or any of its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director’s duty of loyalty to SAIC or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (which concerns unlawful payments of dividends, stock purchases, or redemptions), or (iv) for any transactions from which the director derived an improper personal benefit.

Elimination of Liability of Directors. The Engility charter provides that, to the fullest extent permitted by the Delaware General Corporation Law, as so amended, a director of Engility will not be personally liable to Engility or any of its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director’s duty of loyalty to Engility or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (which concerns unlawful payments of dividends, stock purchases, or redemptions), or (iv) for any transactions from which the director derived an improper personal benefit.

Indemnification of Directors and Officers. The SAIC charter provides that SAIC shall indemnify its directors and elected and appointed officers to the fullest extent authorized or permitted by the DGCL, as the same exists or may hereafter be amended, and such right to indemnification shall continue as to a person who has ceased to be a director or officer SAIC and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except for proceedings to enforce rights to indemnification, SAIC shall not be obligated to indemnify any director or officer (or his or her heirs, executors or administrators) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of SAIC. The SAIC bylaws also provide that, notwithstanding the foregoing, SAIC be required to indemnify an Indemnitee in

Indemnification of Directors and Officers. The Engility bylaws provide that Engility will indemnify and hold harmless, to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended, any person (an “Indemnitee”) who was or is made or is threatened to be made a party to or is otherwise involved in any proceeding by reason of the fact that he or she is or was a director or officer of Engility or, while a director or officer of Engility, is or was serving, at the request of Engility, as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss reasonably incurred or suffered by such Indemnitee in connection therewith. The Engility bylaws also provide that, notwithstanding the foregoing, Engility be required to indemnify an

SAIC	Engility
connection with a proceeding, or part thereof, initiated by such Indemnitee only if such proceeding, or part thereof, was authorized by the SAIC Board. Under Delaware law, SAIC is also authorized to carry directors’ and officers’ insurance to protect SAIC, its directors, officers and certain employees from some liabilities.

Indemnitee in connection with a proceeding, or part thereof, initiated by such Indemnitee only if such proceeding, or part thereof, was authorized by the Engility Board. Under Delaware law, Engility is also authorized to carry directors’ and officers’ insurance to protect Engility, its directors, officers and certain employees from some liabilities.

The SAIC bylaws further provide that SAIC will pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition or a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the SAIC bylaws, but only upon receipt of an undertaking by the Indemnitee to repay all amounts so advanced if it should be ultimately determined by final, non-appealable judicial decision that the Indemnitee is not entitled to indemnification.

The Engility bylaws further provide that Engility will pay the expenses (including attorneys’ fees) incurred by an Indemnitee in appearing at, participating in or defending any proceeding in advance of its final disposition or a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the Engility bylaws, but only upon receipt of an undertaking by the Indemnitee to repay all amounts so advanced if it should be ultimately determined by final, non-appealable judicial decision that the Indemnitee is not entitled to indemnification.

Although SAIC’s charter provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. In particular, SAIC’s charter has no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of SAIC’s charter described above apply to an officer of SAIC only if he or she is a director of SAIC and is acting in his or her capacity as director, and do not apply to officers of SAIC who are not directors.

Although Engility’s charter provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. In particular, Engility’s charter has no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of Engility’s charter described above apply to an officer of Engility only if he or she is a director of Engility and is acting in his or her capacity as director, and do not apply to officers of Engility who are not directors.

Stockholder Rights Plan

SAIC does not have a stockholder rights plan currently in effect, but under Delaware law, the SAIC Board could adopt such a plan without stockholder approval.	Engility does not have a stockholder rights plan currently in effect, but under Delaware law, the Engility Board could adopt such a plan without stockholder approval.

SAIC	Engility

Business Combinations

Business Combinations with Related Persons. The SAIC charter generally requires that mergers and certain other business combinations between SAIC and a Related Person must be approved by the holders of SAIC voting stock having eighty percent of the outstanding voting power, as well as by the holders of a majority of the voting power of such voting stock that are not owned by the Related Person. A “Related Person” means any holder of 5% or more of SAIC outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of SAIC outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

These requirements of the SAIC charter do not apply, however, to a business combination with a related person, if the transaction

    •    is approved by the SAIC Board before the
         Related Person acquired beneficial
         ownership of 5% or more of SAIC
         outstanding voting power

    •    is approved by a majority of the members
         of the SAIC Board who are not affiliated
         with the Related Person and who were
         directors before the Related Person
         became a Related Person; or

    •    involves only SAIC and one or more
         subsidiaries of SAIC, and certain other
         conditions are satisfied.

In addition, any amendment to the charter provisions described above requires (1) the vote of at least 80% in voting power of all of the outstanding shares of our stock entitled to vote and (2) the vote of at least a majority in voting power of the outstanding shares of SAIC stock entitled to vote other than shares of voting stock that are beneficially owned by a related person that directly proposed such amendment.

SAIC has not opted out of Section 203 of the Delaware General Corporation Law, which provides that, if a person acquires 15% or more of the outstanding voting stock of a Delaware corporation,

Business Combinations with Related Persons. Under Delaware law, only a majority of Engility outstanding voting power is required to approve mergers and other business combinations between Engility and third parties. Engility’s charter does not require that a higher percentage of outstanding voting power approve such transactions.

Engility has not opted out of Section 203 of the Delaware General Corporation Law, which provides that, if a person acquires 15% or more of the outstanding voting stock of a Delaware corporation, thereby becoming an “interested stockholder”, that person may not engage in certain “business combinations” with the corporation, including mergers, purchases and sales of 10% or more of its assets, stock purchases and other transactions pursuant to which the percentage of the corporation’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder unless one of the following exceptions applies: (i) the Engility Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the Engility Board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the three-year period prior to determine whether a person is an interested stockholder.

SAIC	Engility
thereby becoming an “interested stockholder”, that person may not engage in certain “business combinations” with the corporation, including mergers, purchases and sales of 10% or more of its assets, stock purchases and other transactions pursuant to which the percentage of the corporation’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder unless one of the following exceptions applies: (i) the SAIC Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the SAIC Board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the three-year period prior to determine whether a person is an interested stockholder.

Ownership Limitations

Not applicable.
In order to help preserve certain tax attributes, the Engility charter contains restrictions on direct and indirect acquisitions and dispositions of Engility common stock or certain other interests in Engility that are treated as stock for tax purposes that will apply to direct and indirect holders of (or persons who would become holders of) 4.9% or more of Engility common stock or certain other interests in Engility that are treated as stock for tax purposes.

SAIC	Engility

Exclusive Forum

Unless SAIC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of SAIC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of SAIC to SAIC or SAIC’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws of SAIC, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of SAIC shall be deemed to have notice of and consented to the provisions of Article TWELFTH of SAIC’s charter.

The Engility charter provides that unless Engility consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action brought on behalf of Engility, (ii) any action asserting a claim of breach of a fiduciary duty owned by any director, officer or other employee of Engility to Engility or Engility stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Engility charter or the Engility bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, that forum selection does not apply if, as to each of (i) through (iv), for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

APPRAISAL RIGHTS

Engility Stockholders

Under Delaware law, the holders of Engility common stock are not entitled to appraisal rights in connection with the Engility merger proposal.

SAIC Stockholders

Under Delaware law, the holders of SAIC common stock are not entitled to appraisal rights in connection with the SAIC stock issuance proposal.

LEGAL MATTERS

The validity of the shares of SAIC common stock to be issued in the merger will be passed upon by Morrison & Foerster LLP. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Engility by Weil, Gotshal, & Manges LLP.

EXPERTS

SAIC

The financial statements of SAIC incorporated by reference into this joint proxy statement/prospectus from SAIC’s Annual Report on Form 10-K for the year ended February 2, 2018 and the effectiveness of SAIC’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and (2) express an adverse opinion on the effectiveness of SAIC’s internal control over financial reporting because of a material weakness). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Change in Accountants

During SAIC’s fiscal year ending February 2, 2018, the Audit Committee conducted a competitive process to determine the company’s independent registered public accounting firm for the company’s fiscal year ending February 1, 2019. The Audit Committee invited several independent registered public accounting firms to participate in this process, including Deloitte & Touche LLP, the company’s independent registered public accounting firm for fiscal 2018. Following review of proposals from the independent registered public accounting firms that participated in the process, on December 12, 2017, the Audit Committee approved the engagement of Ernst & Young LLP as the company’s independent registered public accounting firm for the fiscal year ending February 1, 2019. Deloitte & Touche LLP continued to serve as SAIC’s independent registered public accounting firm for the fiscal year ended February 2, 2018. On March 29, 2018, when SAIC filed its Annual Report on Form 10-K for the fiscal year ended February 2, 2018 with the SEC, Deloitte & Touche LLP completed its audit of SAIC’s consolidated financial statements for such fiscal year, and SAIC’s retention of Deloitte & Touche LLP as its independent registered public accounting firm with respect to the audit of the company’s consolidated financial statements ended as of that date.

Engility

The financial statements of Engility Holdings, Inc. and its management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

SAIC

SAIC held its last regular annual meeting of stockholders on June 6, 2018, and plans to hold its next annual meeting regardless of whether the merger has been completed. The deadline for submitting shareholder proposals to be included in SAIC’s 2019 proxy materials is December 26, 2018. In order to be properly brought before the 2019 Annual Meeting, a stockholder who desires to provide notice of nomination of one or more director candidates to be included in the company’s Proxy Statement and ballot pursuant to Section 3.17 of our bylaws (a “proxy access nomination”) must be received by our Corporate Secretary no earlier than November 26, 2018 and no later than the close of business on December 26, 2018. SAIC’s bylaws require SAIC stockholders to furnish timely advance written notice of their intent to nominate a director or bring any other matter before a stockholder’s meeting, whether or not they wish to include the candidate or proposal in SAIC’s proxy materials.

In order for a stockholder to propose any matter for consideration at the 2019 Annual Meeting other than by inclusion in the Proxy Statement, the stockholder must give timely notice to the SAIC Corporate Secretary of his or her intention to bring such business before the meeting. To be timely, notice must be delivered to the SAIC Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting. Therefore, in connection with the 2018 Annual Meeting, notice must be delivered to the Corporate Secretary between February 6, 2019 and March 8, 2019. In the event, however, that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by SAIC, whichever occurs later.

Engility

Engility held its last regular annual meeting of stockholders on May 24, 2018. In light of the expected timing of the completion of the merger, it is not expected that Engility will hold an annual meeting in 2019, unless the merger is not completed. If an annual meeting is held, any stockholder who desires to submit a proposal for inclusion in the proxy materials related to the annual meeting must ensure that such proposal has been received at Engility’s principal executive offices as provided below. Any stockholder proposal submitted for inclusion in Engility’s proxy materials must comply with the requirements of Rule 14a-8 under the Exchange Act.

For a stockholder proposal to be considered for inclusion in Engility’s proxy statement for the 2019 Annual Meeting of Stockholders (“2019 Annual Meeting”), the written proposal must be received by Engility’s Corporate Secretary at Engility’s principal executive offices not later than December 13, 2018. If the date of the 2019 Annual Meeting is moved more than 30 days before or after the anniversary date of this year’s Annual Meeting, then the deadline for inclusion of a stockholder proposal in Engility’s proxy statement is instead a reasonable time before Engility begins to print and mail its proxy materials. The proposal must comply with the requirements of SEC Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Engility Holdings, Inc.
4803 Stonecroft Boulevard
Chantilly, VA 20151
Attn: Vice President, General Counsel, and Corporate Secretary

Stockholders seeking to nominate directors at the 2018 Annual Meeting or who wish to bring a proposal before the meeting that is not intended to be included in Engility’s proxy statement for the 2019 Annual Meeting must comply with the advance notice deadlines contained in Engility’s Bylaws. In order for the proposal to be considered timely for Engility’s 2019 annual meeting, such stockholder proposal must be received by Engility at the address stated above not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, then to be timely such notice must be so received not later than the 10th day following the day on which public announcement of the date of such meeting is first made. Notwithstanding anything in the preceding sentence to the contrary, in the event that the number of directors to be elected to the Engility board is increased and there has been no public announcement naming all of the nominees for director or indicating the increase in the size of the Engility board made by Engility at least 10 days before the last date a stockholder may deliver a notice of nomination in accordance with the preceding sentence, a stockholder’s notice required by Engility’s Amended and Restated Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by Engility’s secretary at the principal executive offices of Engility not later than the close of business on the 10th day following the day on which such public announcement is first made by Engility. For the 2019 Annual Meeting of Stockholders, a stockholder’s notice, to be timely, must be delivered to, or mailed and received at Engility’s principal executive offices:

•	not earlier than the close of business on January 25, 2019; and
•	not later than the close of business on February 24, 2019.

WHERE YOU CAN FIND MORE INFORMATION

SAIC and Engility file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including SAIC and Engility, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult SAIC’s or Engility’s website for more information concerning the merger described in this joint proxy statement/prospectus. SAIC’s website is www.saic.com. Engility’s website is www.engility.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

SAIC has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of SAIC common stock to be issued to Engility stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about SAIC common stock. The rules and regulations of the SEC allow SAIC and Engility to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows SAIC and Engility to disclose important information to you by referring you to other documents filed separately with the SEC, which we refer to as incorporated documents. Information contained in incorporated documents is considered to be a part of this joint proxy statement/prospectus, except as otherwise specified below.

This joint proxy statement/prospectus incorporates by reference the documents listed below that SAIC has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about SAIC, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended February 2, 2018.
•	Proxy Statement on Schedule 14A filed April 25, 2018.
•	Quarterly Report on Form 10-Q for the quarterly periods ended August 3, 2018 and May 4, 2018.
•	Current Reports on Form 8-K, filed on February 9, 2018, March 29, 2018, March 30, 2018, June 8, 2018, June 12, 2018, September 10, 2018, September 11, 2018, October 23, 2018, November 5, 2018 and November 15, 2018 (other than documents or portions of those documents not deemed to be filed).
•	The description of SAIC common stock contained in SAIC’s Form 10/A filed with the SEC on September 10, 2013.

In addition, SAIC incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the SAIC special meeting, and after the date of the initial registration statement and prior to the effectiveness of the registration statement, except that SAIC is not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from SAIC by requesting them in writing or by telephone at the following address:

SAIC
12010 Sunset Hills Road
Reston, VA 20190
(703) 676-4300
Attention: Investor Relations

These documents are available from SAIC without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

This joint proxy statement/prospectus also incorporates by reference the incorporated documents listed below that Engility has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portion of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about Engility, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2017.
•	Proxy Statement on Schedule 14A filed April 13, 2018.
•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 2018, June 29, 2018, and September 28, 2018.
•	Current Reports on Form 8-K, filed on March 26, 2018, May 31, 2018, September 10, 2018, September 12, 2018 and November 26, 2018.

In addition, Engility incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Engility special meeting, and after the date of the initial registration statement and prior to the effectiveness of the registration statement, except that Engility is not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Engility will provide you with copies of these documents, without charge, upon written or oral request to:

Engility Holdings, Inc.
4803 Stonecroft Boulevard
Chantilly, VA 20151
(703) 633-8300
Attention: Investor Relations

If you are a stockholder of SAIC or a stockholder of Engility and would like to request documents, please do so by January 4, 2018 to receive them before the SAIC special meeting and the Engility special meeting. If you request any documents from SAIC or Engility, SAIC or Engility will undertake to mail them to you by first class mail, or another equally prompt means, within one business day after SAIC or Engility receives your request.

Information appearing in this joint proxy statement/prospectus or any particular incorporated document is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the other incorporated documents and should be read together therewith.

Any statement contained in any particular incorporated document will be deemed to be modified or superseded to the extent that a statement contained in this joint proxy statement/prospectus or in any incorporated document filed after such particular incorporated document modifies or supersedes such statement.

This document is a prospectus of SAIC and is a joint proxy statement of SAIC and Engility for the SAIC special meeting and the Engility special meeting. Neither SAIC nor Engility has authorized anyone to give any information or make any representation about the merger or SAIC or Engility that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the incorporated documents that SAIC or Engility has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the SAIC Board nor the Engility Board knows of any matters that will be presented for consideration at either the SAIC special meeting or the Engility special meeting other than as described in this joint proxy statement/prospectus. If any other matters properly come before the Engility special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters. In accordance with SAIC’s bylaws and Delaware law, business transacted at the SAIC special meeting will be limited to those matters set forth in the accompanying notice of the special meeting. Nonetheless, if any other matter is properly presented at the SAIC special meeting, or any adjournments or postponements of the meeting, and are voted upon, including matters incident to the conduct of the meeting, the enclosed proxy card will confer discretionary authority on the individuals named therein as proxies to vote the shares represented thereby as to any such other matters. It is intended that the persons named in the enclosed proxy card and acting thereunder will vote in accordance with their best judgment on any such matter.

Annex A

AGREEMENT AND PLAN OF MERGER

among

ENGILITY HOLDINGS, INC.,

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

and

RAPTORS MERGER SUB, INC.

Dated as of September 9, 2018

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Defined Term	Section
Affiliate	8.12(a)
Agreement	Preamble
Alternative Financing	5.20(b)
Antitrust Laws	8.12(c)
Birch Partners	8.12(k)
Bankruptcy and Equity Exception	3.4(b)
Business Day	8.12(d)
Bylaws	1.5
Certificate	2.1(a)(ii)
Certificate of Incorporation	1.4
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	Recitals
Commercial Software and Services	8.12(e)
Commitment Letter	4.27
Commitment Papers	4.27
Company	Preamble
Company Acquisition Proposal	5.2(d)
Company Alternative Acquisition Agreement	5.2(e)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	3.1
Company Capital Stock	3.3(a)
Company Change in Recommendation	5.2(e)
Company Charter	3.1
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Equity Awards	2.4(c)
Company Expenses	7.6(c)
Company Financial Advisor	3.23
Company Government Contract	3.21(a)
Company IT Systems	3.17(l)
Company Intellectual Property	8.12(f)
Company Intervening Event	5.2(d)
Company Leases	3.20(b)
Company License Agreements	3.17(c)
Company Licensed-In Agreements	3.17(c)
Company Material Adverse Effect	8.12(g)
Company Material Contract	3.13(b)
Company Permits	3.1
Company Plan	3.10(a)
Company Preferred Stock	3.3(a)
Company Product	8.12(h)
Company Properties	3.20(a)(i)
Company PSU	8.12(i)
Company RSU	8.12(j)
Company SEC Documents	3.6(a)
Company Stockholders Agreement	8.12(k)

A-iv

Defined Term	Section
Company Stockholders Meeting	5.5(a)(i)
Company Stock Plans	8.12(l)
Company Stockholder Approval	3.4(b)
Company Subsidiaries	3.1
Company Superior Proposal	5.2(d)
Company Termination Fee	7.5(a)
Company Voting Debt	3.3(b)
Company’s Counsel	5.18(a)
Compliant	8.12(m)
Computing Services	8.12(n)
Confidentiality Agreement	8.12(o)
Consent	8.12(p)
Continuation Period	5.10(a)
Continuing Employee	5.10(a)
Contract	8.12(q)
Current Company Government Contracts	3.21(a)
Current Parent Government Contracts	4.21(a)
Current Purchase Period	5.10(d)
DGCL	Recitals
DSS	5.6(d)
Definitive Agreements	5.20(a)
Effect	8.12(mm)
Effective Time	1.3
Environmental Claim	8.12(r)
Environmental Laws	8.12(s)
ERISA	3.10(a)
ESPP	3.3(a)
Exchange Act	8.12(t)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)(i)
Existing Company Credit Agreement	8.12(u)
Excluded Shares	2.1(a)(i)
Export Control Laws	3.12
FAR	3.21(b)
FCPA	3.12
Fee Letter	4.27
Financing	4.27
Financing Sources	8.12(v)
Filed Company Contract	3.13(a)
Filed Company SEC Documents	Article III
Filed Parent Contract	4.13(a)
Filed Parent SEC Documents	Article IV
Form S-4	5.4(a)
GAAP	8.12(w)
Government Bid	8.12(x)
Government Contract	8.12(y)
Government Task Order	8.12(z)
Governmental Entity	8.12(aa)
Hazardous Materials	8.12(cc)

A-v

Defined Term	Section
HSR Act	8.12(bb)
Indebtedness	8.12(dd)
Indemnified Parties	5.12(a)
Indenture	5.20(c)(viii)
Intellectual Property Rights	8.12(ee)
IRS	3.10(c)
Joint Proxy Statement/Prospectus	5.4
Judgment	8.12(ff)
Knowledge	8.12(gg)
Law	8.12(hh)
Leased Company Property	8.12(ii)
Leased Parent Property	8.12(jj)
Lender Related Parties	8.12(kk)
Liens	8.12(ll)
Material Adverse Effect	8.12(mm)
Material Real Property	8.12(nn)
Merger	Recitals
Merger Consideration	2.1(a)(i)
Merger Sub	Preamble
NISPOM	3.21(f)
NYSE	8.12(oo)
Open Source Software	8.12(pp)
Owned Company Properties	8.12(qq)
Owned Parent Properties	8.12(rr)
Parent	Preamble
Parent Acquisition Proposal	5.3(d)
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Bylaws	4.1
Parent Capital Stock	4.3(a)
Parent Change in Recommendation	5.3(e)
Parent Charter	4.1
Parent Common Stock	4.3(a)
Parent Disclosure Letter	Article IV
Parent Expenses	7.5(c)
Parent Financial Advisors	4.23
Parent Government Contract	4.21(a)
Parent Intellectual Property	8.12(ss)
Parent Intervening Event	5.3(d)
Parent IT Systems	4.17(k)
Parent Leases	4.20(b)
Parent Material Adverse Effect	8.12(tt)
Parent Material Contract	4.13(b)
Parent Permits	4.1
Parent Plan	4.10(a)
Parent Preferred Stock	4.3(a)
Parent Properties	4.20(a)(i)
Parent Product	8.12(uu)
Parent PSU	8.12(vv)
Parent RSU	8.12(ww)

A-vi

Defined Term	Section
Parent SEC Documents	4.6(a)
Parent Share Issuance	4.4(a)
Parent Stock Option	8.12(xx)
Parent Stock Plans	8.12(yy)
Parent Stockholders Approval	4.4(b)
Parent Stockholders Meeting	4.4(a)
Parent Subsidiaries	4.1
Parent Termination Fee	7.6(a)
Parent Voting Debt	4.3(b)
Parent’s Counsel	5.18(a)
Parties	Preamble
Patent Rights	8.12(ee)
Payment	7.7(b)
Payoff Amount	5.20(c)(viii)
Payor	7.7(b)
PBGC	3.10(e)
Permits	8.12(zz)
Permitted Liens	8.12(aaa)
Permitted Parent Acquisition Proposal	5.3(d)
Person	8.12(bbb)
Personal Information	3.18
Privacy Laws	3.18
Recipient	7.7(b)
Refinancing	4.27
Regulatory Actions	5.6(e)
Regulatory Material Adverse Effect	5.6(e)
Release	8.12(ccc)
Representatives	5.2(a)
Required Information	8.12(ddd)
SEC	8.12(eee)
Second Request	5.6(b)
Securities Act	8.12(fff)
Shares	Recitals
SOX	8.12(hhh)
Software	8.12(ggg)
Statutory Plan	3.10(a)
Subsidiary	8.12(iii)
Surviving Company	1.1
Tax Return	8.12(jjj)
Taxes	8.12(kkk)
Termination Date	7.2(a)
Uncertificated Shares	2.1(a)(ii)
Voting Agreement	Recitals
Willful Breach	7.7(a)
WARN Act	3.11(e)

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of September 9, 2018, among ENGILITY HOLDINGS, INC., a Delaware corporation (the “Company”), SCIENCE APPLICATIONS INTERNATIONAL CORPORATION, a Delaware corporation (“Parent”), and RAPTORS MERGER SUB, INC., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock” or “Shares”) issued and outstanding immediately prior to the Effective Time shall be cancelled and each holder of Company Common Stock shall have the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) (other than Shares to be cancelled in accordance with Section 2.1(a)(iii));

WHEREAS, the board of directors of the Company (the “Company Board”) has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and its stockholders;

WHEREAS, the Company Board has unanimously adopted resolutions approving this Agreement and the Merger, the execution of this Agreement and the consummation of the transactions contemplated hereby and declaring advisable and recommending that the Company’s stockholders approve and adopt this Agreement (the “Company Board Recommendation”) pursuant to the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously adopted resolutions approving this Agreement, the execution of this Agreement and the consummation of the transactions contemplated hereby, including but not limited to the Parent Share Issuance, and recommending that Parent’s stockholders vote to approve the Parent Share Issuance (the “Parent Board Recommendation”);

WHEREAS, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously approved the Merger upon the terms and subject to the conditions set forth in this Agreement, has approved and declared advisable this Agreement, and has resolved to recommend to its sole stockholder the adoption of this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) this Agreement be, and it is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Birch Partners is entering into an agreement with Parent (the “Voting Agreement”) pursuant to which Birch Partners has agreed, among other things, to vote the Shares it holds in favor of the Merger, subject to the limitations of the Company Stockholders Agreement (as defined below); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

Article I - THE MERGER; CLOSING; SURVIVING COMPANY

1.1   The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving company in the

Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

1.2   Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, as soon as reasonably practicable, and in no event later than three Business Days following the day on which the last to be satisfied or waived of each of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Parent may otherwise agree in writing (but in any event in the case of clauses (a) or (b), not earlier than November 12, 2018) (the date on which the Closing occurs, the “Closing Date”).

1.3   Effective Time. Upon the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as may be agreed upon by the Parties in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

1.4   The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety as set forth in Exhibit A hereto and as so amended and restated shall be the Certificate of Incorporation of the Surviving Company (the “Certificate of Incorporation”), until thereafter amended as provided therein or by applicable Law.

1.5   The Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated to conform to the bylaws of Merger Sub (except that references to the name of Merger Sub shall be replaced with the name of the Company) (the “Bylaws”), and as so amended and restated shall be the Bylaws of the Surviving Company until thereafter amended as provided therein or by applicable Law.

1.6   Directors of the Surviving Company. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

1.7   Officers of the Surviving Company. The Parties shall take all actions necessary so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

ARTICLE II - EFFECT OF THE MERGER ON SECURITIES; EXCHANGE

2.1   Effect on Capital Stock.

(a)   At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, Parent or Merger Sub:

(i)   Merger Consideration. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent or Merger Sub or Shares held in treasury, if any (each such Share, an “Excluded Share” and, collectively, “Excluded Shares”)) shall be automatically converted into the right to receive 0.450 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”).

(ii)   At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and (B) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration, any distributions or dividends payable pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 2.2(e), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2, in the case of certificated Shares, and upon receipt by the Exchange Agent of an “agent’s message” in customary form in accordance with Section 2.2(i) in the case of Uncertificated Shares.

(iii)   Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(b)   Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Company, and such converted shares shall constitute the only outstanding shares of capital stock of the Surviving Company.

2.2   Exchange of Certificates.

(a)   Exchange Agent and Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Uncertificated Shares and shall obtain no rights or interests in the shares represented thereby. At or prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of shares of Parent Common Stock issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate Merger Consideration (excluding any cash in lieu of fractional shares payable pursuant to Section 2.2(e)), and (ii) cash in immediately available funds in an amount sufficient to pay any dividends under Section 2.2(c) (such evidence of book-entry shares of Parent Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock. In the event the Exchange Fund shall be insufficient to pay any dividends under Section 2.2(c), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(c) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Uncertificated Shares entitled to receive such amounts pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Company on the earlier of (A) one year after the Effective Time or (B) the full payment of the Exchange Fund.

(b)   Exchange Procedures. Promptly after the Effective Time (and in any event within five business days thereafter), the Exchange Agent shall mail to each holder of record of Shares represented by a Certificate (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(g)) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(g)) to the Exchange Agent. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(g)) to the Exchange Agent in accordance with the terms of such letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor one or more shares of Parent Common Stock which shall represent, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.1(a), less any required Tax withholdings as provided in Section 2.2(h). The Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the shares of Parent Common Stock to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c)   Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable in the Merger. No dividends or other distributions in respect of the Parent Common Stock issued pursuant to the Merger shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(g)) is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(g)), there shall be issued and/or paid to the holder of the whole shares of Parent Common Stock issued in exchange therefor, without interest thereon, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time, but with a payment date subsequent to surrender.

(d)   Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e)   Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Uncertificated Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. The Exchange Agent, acting as agent for the holders of shares of Company Common Stock otherwise entitled to receive fractional shares of Parent Common Stock, will aggregate all fractional shares of Parent Common Stock that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of such holders. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, rounded to the nearest whole cent and without interest, in an amount equal to the proceeds from such sale by the Exchange Agent, if any, less any brokerage commissions or other fees, transfer Taxes or other out-of-pocket transaction costs, as well as any expenses of the Exchange Agent incurred from the sale of such fractional shares of Parent Common Stock in accordance with such holder’s fractional interest in the aggregate number of shares of Parent Common Stock sold.

(f)   Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for one-hundred and eighty (180) days after the Effective Time shall be delivered, at

Parent’s option, to Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent for delivery of any shares of Parent Common Stock and payment of cash in lieu of fractional shares and any dividends and other distributions in respect of the Parent Common Stock to be issued or paid pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.2(h)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(g)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(g)   Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Parent or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the cash in lieu of fractional shares, shares of Parent Common Stock and any dividends and other distributions in respect of the Parent Common Stock that would have been issuable or payable pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.2(h)) had such lost, stolen or destroyed Certificate been surrendered.

(h)   Withholding Rights. Each of Parent, Merger Sub, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Company or the Exchange Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent, Merger Sub, the Surviving Company or the Exchange Agent, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Company or the Exchange Agent, as the case may be.

(i)   Uncertificated Shares. Any holder of Uncertificated Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 2.2(e) that such holder is entitled to receive pursuant to this Article II in respect of such Uncertificated Shares. In lieu thereof, each registered holder of one or more Uncertificated Shares whose Shares were converted into the right to receive the Merger Consideration, any distributions or dividends payable pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 2.2(e), shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and the Surviving Company shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Effective Time, the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 2.2(e) for each Uncertificated Share, and the Uncertificated Shares of such holder shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to a holder of Uncertificated Shares.

2.3   Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for any such Parent Common Stock, in each case issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

2.4   Treatment of Equity Awards.

(a)   Treatment of Restricted Stock Units. Each outstanding Company RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Parent restricted stock unit award on the terms and conditions (including, if applicable, any continuing vesting requirements and vesting acceleration terms) under the Company Stock Plan and applicable award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of Parent Common Stock, rounded up to the nearest whole share, determined by multiplying (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time by (ii) the Exchange Ratio.

(b)   Treatment of Performance Stock Units. Each Company PSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Parent restricted stock unit award that vests solely based on the passage of time on the terms and conditions (including, if applicable, any continuing vesting requirements and vesting acceleration terms) under the Company Stock Plan and applicable award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of Parent Common Stock, rounded up to the nearest whole share, determined by multiplying (i) the number of Shares subject to such Company PSU determined pursuant to the applicable award agreement governing the Company PSU that would vest based on the terms of such agreement by (ii) the Exchange Ratio.

(c)   Further Action. At or prior to the Effective Time, the Company and the Company Board shall adopt any resolutions and take any actions which are necessary to effectuate the treatment of the Company RSUs and Company PSUs (collectively, the “Company Equity Awards”) set forth in this Section 2.4(c). Effective as of the Effective Time, Parent shall assume (A) the Company Equity Awards in accordance with the terms of this Section 2.4 and (B) sponsorship of the Company Stock Plan, provided that references to the Company shall thereupon be deemed reference to Parent and references to Shares therein shall be deemed references to Parent Common Stock with appropriate equitable adjustments to reflect the transactions contemplated by this Agreement.

(d)   As soon as practicable following the Effective Time, Parent shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 2.4. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the Company Equity Awards assumed by it in accordance with this Section 2.4.

2.5   No Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of the Shares in connection with the Merger.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent as set forth in the statements contained in this Article III except as set forth in the Company SEC Documents filed and publicly available after January 1, 2017 but prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, other than historical facts included therein) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section of the Company Disclosure Letter shall be deemed to qualify other sections in this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

3.1   Organization, Good Standing and Qualification. Each of the Company and each of the Company’s Subsidiaries (such Subsidiaries of the Company, the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of the Company, dated as of February 25, 2015 (the “Company Charter”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement, dated as of February 25, 2015 (the “Company Bylaws”), in each case as in effect on the date of this Agreement.

3.2   Company Subsidiaries.

(a)   Except as set forth on Section 3.2(a) of the Company Disclosure Letter, (i) all the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries and (ii) any shares of capital stock, voting securities or equity interests in any other entity which interests are owned by the Company or any Company Subsidiary have been validly issued and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 3.2(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries.

(b)   Except as set forth on Section 3.2(b) of the Company Disclosure Letter, and except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

3.3   Capital Structure.

(a)   The authorized capital stock of the Company consists of 175,000,000 Shares and 25,000,000 shares of preferred stock, par value $0.01 (the “Company Preferred Stock” and, together with the Shares, the “Company Capital Stock”). At the close of business on September 5, 2018, (i) 36,968,909 Shares were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no Shares were held by the Company in its treasury, (iv) 3,804,345 Shares were reserved and available for issuance pursuant to the Company Stock Plan, including (A) 602,763 Shares issuable upon vesting or settlement of outstanding Company RSUs (whether or not vested) and (B) 579,083 Shares issuable upon vesting or settlement of outstanding Company PSUs (whether or not vested) and (v) 1,000,000 Shares were reserved for issuance pursuant to the Company’s Employee Stock Purchase Plan (the “ESPP”). Except as set forth in this Section 3.3(a), at the close of business on September 5, 2018, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on September 5, 2018 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Shares upon the vesting or settlement of Company RSUs or Company PSUs, in each case outstanding at the close of business on September 5, 2018 and in accordance with their terms in effect at such time.

(b)   All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of the Company RSUs or Company PSUs will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws, any Contract to which the Company is a party or otherwise bound, or by applicable Law. Except as set forth above in this Section 3.3 there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of the capital stock of the Company or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Other than (1) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plan and (2) the acquisition by the Company of awards granted pursuant to the Company Stock Plan in connection with the forfeiture of such awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (collectively, “Company Voting Debt”). Other than as contemplated by this Agreement, neither the Company nor any of the Company Subsidiaries nor any of the Company’s stockholders is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company. Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c)   No Subsidiary of the Company owns any Shares.

(d)   Neither the Company nor any Company Subsidiary or associates (as defined in Section 203 of the DGCL) owns, or has owned at any time within the past three years, any shares of Parent Common Stock.

3.4   Corporate Authority and Approval.

(a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Company Board has adopted resolutions, by unanimous vote at a meeting duly called, at which all directors of the Company were present, and in support of the Company Board Recommendation and directing that this Agreement be submitted to the Company’s stockholders for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(b)   Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Shares with respect to the Merger (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the transactions contemplated hereby (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against the Company in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).

(c)   Prior to the date of this Agreement, the Company and the Company Board have taken all action necessary to exempt each of the execution and delivery of this Agreement, the Voting Agreement and the transactions contemplated hereby under or thereunder, or make not subject, to (i) the provisions of Section 203 of the DGCL, (ii) any other applicable “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation or (iii) any provision of the organizational documents of the Company and the Company Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

3.5   No Conflicts; Consents.

(a)   Except as set forth on Section 3.5(a) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.5(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 3.5(a), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such effects were not otherwise excluded from determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby.

(b)   Except as set forth on Section 3.5(b) of the Company Disclosure Letter, no Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the transactions contemplated hereby, other than (i) compliance with and filings under the HSR Act, (ii) receipt of the Company Stockholder Approval, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration, (v) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 3.5(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such effects were not otherwise excluded from determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby.

3.6   Company SEC Documents; Financial Statements. No Undisclosed Liabilities.

(a)   The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Company with the SEC since January 1, 2017 (such documents, together with any documents filed with the SEC during such period by Company on a voluntary basis on a Current Report on Form 8-K, being collectively referred to as the “Company SEC Documents”).

(b)   Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)   Except (i) as reflected or reserved against in the Company’s consolidated unaudited balance sheet as of June 29, 2018 (or the notes thereto) as included in the Company SEC Documents, (ii) for liabilities and obligations incurred since June 29, 2018 in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. For purposes of this Section 3.6, the term “liabilities” shall not include liabilities or obligations of the Company or any Company Subsidiary to perform under or comply with any applicable Law, action, Judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Company or any Company Subsidiary with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

3.7   Internal Controls and Procedures.

(a)   Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(b)   The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(c)   The Company is, and since January 1, 2017 has been, in compliance in all material respects with the applicable listing and corporate governance rules and requirements of the NYSE.

(d)   The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)   Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements.

3.8   Absence of Certain Changes. From January 1, 2018 to the date of this Agreement, there has not occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From January 1, 2018 to the date of this Agreement, except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, the Company and the Company Subsidiaries have conducted the business of the Company and the Company Subsidiaries in the ordinary course in all material respects, and during such period there have not been any actions taken that if taken after the date of this Agreement without the prior written consent of Parent would constitute a violation of Section 5.1(a) (other than clauses (i)(A), (i)(B), (ii), (iii)(A), (iv), (v) or (xiii) of Section 5.1(a)).

3.9   Litigation and Liabilities. As of the date of this Agreement, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, there is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.10   Benefits Matters; ERISA Compliance.

(a)   For the purposes of this Agreement, the term “Company Plan” shall mean any benefit and compensation plan, policy, program or arrangement maintained, sponsored or contributed to (or required to be contributed to) by the Company or any Company Subsidiary or under which the Company or any Company Subsidiary has any liability covering or for the benefit of any current or former employees of the Company or any Company Subsidiary or any current or former directors of the Company or Company Subsidiary, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any incentive and bonus, deferred compensation, retention, stock purchase, employment, retirement, retiree medical, profit sharing, pension, severance, change-in-control, termination, restricted stock, stock option, stock appreciation rights or stock based plans, programs, agreements or arrangements, excluding any statutory plans (a “Statutory Plan”). Each material Company Plan as of the date of this Agreement is listed in Section 3.10(a) of the Company Disclosure Letter. True and complete copies of each of the material Company Plans (or, if unwritten, a written summary thereof), and all amendments thereto, and to the extent applicable, any related trust or other funding vehicle, and the most recent determination letter or opinion letter received from or issued by the IRS with respect to each Company Plan intended to qualify under Section 401 of the Code, have been provided or made available to Parent on or prior to the date of this Agreement.

(b)   All Company Plans are in compliance with their terms and applicable Laws (including, if applicable, ERISA and the Code) and the Company and Company Subsidiaries have complied with all Statutory Plans in accordance with their terms and applicable Law, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(c)   Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, each Company Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter or opinion letter from the Internal Revenue Service (the “IRS”) and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, each non-U.S. Company Plan, to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval.

(d)   Except as set forth on Section 3.10(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary or any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code, contributes to or is obligated to contribute to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)   Except as would not, individually or in the aggregate, reasonably be likely to result in a material liability to the Company or any Company Subsidiary, taken as a whole, with respect to each Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) no Company Plan has failed to satisfy the minimum funding standard (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Company Plan, whether or not waived and no application for a waiver of the minimum funding standard with respect to any Company Plan has been submitted; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty day notice requirement has not been waived has occurred; (iii) no material liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is expected to be incurred by the Company or any Company Subsidiary; (iv) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan, and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; and (v) no plan is, or is expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code).

(f)   All contributions required to be made by the Company or a Company Subsidiary under each Company Plan and each Statutory Plan have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company SEC Documents prior to the date of this Agreement, except as in each instance, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(g)   As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened proceedings relating to the Company Plans, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(h)   Except as expressly contemplated by this Agreement, as required by applicable Law or as set forth on Section 3.10(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (i) result in any material payment becoming due to any employee, officer or director of the Company or any Company Subsidiary, (ii) materially increase the amount or value of any compensation or benefits under any Company Plan or otherwise payable to any employee, officer or director of the Company or any of its Subsidiaries, (iii) result in the acceleration of the time of payment, vesting or funding of any such compensation or benefits, or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, individual independent contractor or director of the Company or any Company Subsidiary. Except as set forth on Section 3.10(h) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any Company Subsidiary for any excise or additional tax, interest or penalties incurred by such individual under Section 4999 or Section 409A of the Code.

(i)   Except as set forth on Section 3.10(i) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code, that could result in a material liability to the Company or any Company Subsidiary taken as a whole.

3.11   Labor Matters.

(a)   Except as set forth on Section 3.11(a) of the Company Disclosure Letter, as of the date of this Agreement, all employees of the Company and the Company Subsidiaries are employed on an at will basis, which means that their employment can be terminated at any time, with or without notice, for any reason or no reason at all. No employee of the Company or a Company Subsidiary has been granted the right to continued employment by the Company or any successor.

(b)   The Company and the Company Subsidiaries are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Laws related to employment and employees, including but not limited to wages and other compensation, overtime requirements, classification of employees and independent contractors under federal and state Laws, hours of work, leaves of absence, equal opportunity, immigration, occupational health and safety, workers’ compensation, background checks, hiring, pre-employment tests, affirmative action, equal pay, and the payment of social security and other Taxes. There are no charges, investigations, administrative proceedings or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status) threatened or pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Entity against the Company pertaining to any employee, except for those charges, investigations, administrative proceedings or formal complaints of discrimination that, individually or in the aggregate, would not reasonably be likely to result in material liability to the Company or any Company Subsidiary taken as a whole.

(c)   The Company and the Company Subsidiaries have, since January 1, 2016, properly classified their U.S. based employees as exempt or nonexempt under federal and state Laws, except as would not, individually or in the aggregate, reasonably be likely to result in a material liability to the Company or any Company Subsidiary taken as a whole. The Company and the Company Subsidiaries have, since January 1, 2016, properly classified their U.S. based independent contractors as independent contractors under federal and state Laws, except as would not, individually or in the aggregate, reasonably be likely to result in a material liability to the Company or any Company Subsidiary taken as a whole.

(d)   As of the date of this Agreement, Section 3.11(d) of the Company Disclosure Letter sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of the Company or any of the Company Subsidiaries. To the Knowledge of the Company, no labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there are no material organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving the Company or any Company Subsidiary. None of the Company or any of the Company Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of the Company or any of the Company Subsidiaries, except for any breaches or failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no written grievances or written complaints by represented employees of the Company or its Subsidiaries and, to the Knowledge of the Company, no such grievances or complaints are threatened, in each case, that individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)   The Company is in full compliance with the Worker Readjustment and Notification Act (the “WARN Act”) (29 USC §2101) and any applicable state Laws or other legal requirements regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Entity, except as, in each instance, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. No reduction in the notification period under the WARN Act is being relied upon by the Company.

3.12   Compliance with Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2016 have been, in compliance with all applicable Laws and the Company Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no, and since January 1, 2016, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or the Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. The Company and the Company Subsidiaries, and, to the Knowledge of the Company, their respective directors, officers, employees and agents are, and since January 1, 2016 have been, in compliance with the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any rules and regulations thereunder or any applicable Law of similar effect. The Company and the Company Subsidiaries are, and at all times during the past three years have been, in compliance in all material respects with all statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 C.F.R. 120 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.) and associated executive orders, the anti-boycott laws and regulations administered by the United States Department of the Treasury and the United States Department of Commerce, Department of Homeland Security (Customs and Border Protection) and the laws, regulations, and all other rules, Executive Orders, directives, and other official actions implemented or administered by the Office of Foreign Assets Controls, United States Department of the Treasury and all comparable applicable Laws outside the United States (collectively, the “Export Control Laws”), other than information included in voluntary disclosures that do not result in any action on the part of any Governmental Entity as set forth in Section 3.12(i) of the Company Disclosure Letter. Since January 1, 2016, neither the Company nor its Subsidiaries has received any written or, to the Knowledge of the Company, oral communication from any Governmental Entity alleging that it is not in compliance with the Export Control Laws and that a penalty will be imposed for such noncompliance. The Company and the Company Subsidiaries have established and maintain internal controls and procedures intended to ensure compliance in all material respects with all applicable Export Control Laws, including controls and procedures intended to ensure that the products and technologies of the Company and the Company Subsidiaries are and have been properly classified under the Export Control Laws, including with accurate Export Control Classification Numbers and U.S. Munitions List category identifications as set forth in Section 3.12(ii) of the Company Disclosure Letter. Notwithstanding anything contained in this Section 3.12 to the contrary, no representation or warranty shall be deemed to be made in this Section 3.12 in respect of the matters referenced in Sections 3.6 (Company SEC Documents; Financial Statements; No Undisclosed Liabilities), 3.7 (Internal Controls and Procedures), 3.10 (Benefits Matters; ERISA Compliance), 3.11 (Labor Matters), 3.14 (Environmental Matters), 3.15 (Taxes), or 3.21 (Government Contracts).

3.13   Contracts.

(a)   Except for this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)   Section 3.13(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of (i) each agreement, Contract, understanding, or undertaking to which the Company or any of the Company Subsidiaries is a party that (A) restricts the ability of the Company or the Company Subsidiaries to compete in any business or with any Person in any geographical area in a manner that is material to the Company and the Company Subsidiaries, taken as a whole, (B) would, to the Knowledge of the Company, restrict in any material respect the ability of Parent or any of the Parent Subsidiaries to compete in any business or with any Person in any geographical area after the Effective Time, (C) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party in a manner that is material to the Company and the Company Subsidiaries, taken as a whole, (D) provides for “exclusivity” or any similar requirement in favor of any third party in a manner that is material to the Company and the Company Subsidiaries, taken as a whole, or (E) would require disclosure under Item 404 of SEC Regulation S-K, (ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material Indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred, other than any such agreement between or among the Company and the wholly owned Company Subsidiaries, (iii) each Company Lease, (iv) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to the Company and the Company Subsidiaries, taken as a whole, (v) each Company License Agreement, (vi) each Contract under which the Company or any Company Subsidiary provides an express covenant not to sue for infringement of Patent Rights, and (vii) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement and with respect to which there is no ongoing liability or obligation of the Company or any Company Subsidiaries). Each agreement, Contract, understanding or undertaking of the type described in this Section 3.13(b) and each Filed Company Contract is referred to herein as a “Company Material Contract”.

(c)   Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 3.13(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) each such Company Material Contract is in full force and effect and (iii) none of Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

3.14   Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a)   the Company and the Company Subsidiaries are and, since January 1, 2016, have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required pursuant to any Environmental Law;

(b)   there are no Environmental Claims pending against or, to the Knowledge of the Company, threatened against or affecting, the Company or any of the Company Subsidiaries;

(c)   except as set forth on Section 3.14(c) of the Company Disclosure Letter, to the Knowledge of the Company, there has been no Release of, or exposure to, any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against the Company; and

(d)   the Company and the Company Subsidiaries have made available to Parent true and complete copies of all Phase I Environmental Site Assessments with respect to the Company and Company Subsidiaries, the Company Properties or real property formerly owned, leased or operated by the Company or any of the Company Subsidiaries, to the extent such documentation is in the Company’s or any of the Company Subsidiaries’ possession, custody or control.

3.15   Taxes. Except as set forth on Section 3.15 of the Company Disclosure Letter or as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries (a) have duly and timely filed, or caused to be filed, taking into account any extensions, all Tax Returns required to have been filed by them, and such Tax Returns are true, correct and complete, and (b) have duly and timely paid all Taxes required to have been paid by them (including any Taxes required to be withheld from amounts owing to any employee, creditor, stockholder or other third party), except in each case of clauses (a) and (b), with respect to matters contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents.

3.16   Intended Tax Treatment. Neither the Company nor any Company Subsidiary has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.17   Intellectual Property. Section 3.17 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all registrations and pending applications for Intellectual Property Rights owned by, or exclusively licensed to, the Company and the Company Subsidiaries. All of the Intellectual Property Rights listed on or required to be listed on Section 3.17 of the Company Disclosure Letter are subsisting and, to the Knowledge of the Company, valid and enforceable. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect (other than with respect to Section 3.17(a):

(a)   The Company and the Company Subsidiaries exclusively own their material proprietary Intellectual Property Rights, free and clear of all Liens except for Permitted Liens, and own, or are validly licensed or otherwise have the right to use, all other material Company Intellectual Property, and the Company and Company Subsidiaries have taken commercially reasonable actions to protect and preserve the material Company Intellectual Property;

(b)   No actions, suits or other proceedings are pending or, to the Knowledge of the Company, threatened (i) that allege that the Company or any of the Company Subsidiaries is infringing, misappropriating or otherwise violating any Person’s Intellectual Property Rights, or (ii) challenging the use, ownership, validity, or enforceability of any Intellectual Property Rights owned (or purported to be owned) by the Company or any of the Company Subsidiaries;

(c)   Section 3.17(c) of the Company Disclosure Letter sets forth a list of all material agreements: (i) under which the Company or any Company Subsidiary licenses or otherwise obtains from a third party material Intellectual Property Rights that are used by the Company or such Company Subsidiary in the conduct of its business as currently conducted or receives any Computing Services (in each case, other than Commercial Software and Services) (such agreements being referred to as “Company Licensed-In Agreements”), and (ii) under which the Company or any Company Subsidiary grants rights to access or otherwise exploit any material Company Intellectual Property or provides any Computing Services (other than non-exclusive licenses of Company’s products or services pursuant to the Company’s standard forms of agreement and in the ordinary course of business) (together with the Company Licensed-In Agreements, the “Company License Agreements”). Each Company License Agreement is in full force and effect and will continue to be in full force and effect immediately following the consummation of the transactions contemplated hereby. Neither the Company nor any Company Subsidiary is in breach of any Company License Agreement;

(d)   Except as set forth on Section 3.17(d) of the Company Disclosure Schedule, to the Knowledge of the Company, neither the use or practice of any Intellectual Property Rights by the Company or any Company Subsidiary, the operation of their businesses as currently conducted (including the design, development, manufacturing, reproduction, marketing, importation, distribution, licensing, offer for sale, sale, delivery or use of any Company Product) nor the current business practices or methods of the Company or any Company Subsidiary has during the past six years infringed, misappropriated, used without authorization or otherwise violated or currently infringes, misappropriates, uses without authorization, or otherwise violates any Intellectual Property Right of any Person, and during the past six years, neither the Company nor any Company Subsidiary has received any written notice or claim asserting that any such infringement, misappropriation or other violation has or may have occurred, including any communication suggesting or offering that the Company or any Company Subsidiary obtain a license to any Intellectual Property Rights of another Person and implying or suggesting that the Company or any Company Subsidiary, or any of their respective customers, has been or is infringing, misappropriating, violating or making unlawful use of any such Intellectual Property Rights;

(e)   To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating (or has during the past six years infringed, misappropriated or otherwise violated) any Company Intellectual Property and neither the Company nor any Company Subsidiary has made any such claims against any Person;

(f)   Each of the Company and the Company Subsidiaries have taken reasonable security measures to protect the confidentiality of all material trade secrets, know-how and confidential or other proprietary information owned or held by the Company or any Company Subsidiary and no such material trade secrets, know-how, or confidential or other proprietary information have been disclosed by the Company or any Company Subsidiary to any Person, or have been authorized to be disclosed to or accessed by, or, to the Knowledge of the Company, actually disclosed to or accessed by, any Person, in each case, other than pursuant to valid and enforceable written non-disclosure agreements restricting the disclosure and use thereof and, to the Knowledge of the Company, no Person is in breach of any such agreement;

(g)   No prior or current employee or officer or any prior or current consultant or contractor of the Company or any of the Company Subsidiaries has asserted in writing or, to the Knowledge of the Company, has any ownership in any Company Intellectual Property;

(h)   The Company and the Company Subsidiaries have entered into written agreements with all past and current employees, independent contractors and consultants who have developed any material Intellectual Property Rights for Company and the Company Subsidiaries, pursuant to which each such Person has presently assigned to Company or a Company Subsidiary all such Person’s right, title, and interest in and to all Intellectual Property Rights created or developed for the Company or the Company Subsidiary in the course of such Person’s employment or engagement thereby (to the extent such rights did not otherwise vest with Company or a Company Subsidiary under applicable Law);

(i)   Except as set forth in Section 3.17(i) of the Company Disclosure Letter, no funding, facilities, personnel, consultants or contractors of any Governmental Entity or any university, college, other educational institution or research center were used in the development of any Company Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary where, as a result thereof, the Governmental Entity, university, college, other educational institution or research center has any rights in such Intellectual Property Rights.

(j)   No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any material Company Product or any material Software owned by the Company or any Company Subsidiary, in each case, in a manner that subjects any source code or related materials for any such Company Product or Software to any requirement or obligation to be made available, disclosed or contributed to the public (including the open source community) without charge (except for fees for transferring a copy of Software, fees for related services, or similar fees permitted by Open Source Software licenses). To the Knowledge of the Company, neither the Company nor any Company Subsidiary is in breach of any of the material terms or conditions of any license to any Open Source Software;

(k)   To the Knowledge of Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code for any material Software owned by Company or any Company Subsidiary to any third party;

(l)   The computer Software, systems, servers, network equipment and other information technology systems (including Computing Services) owned, leased, licensed or subscribed to by the Company or any Company Subsidiaries (“Company IT Systems”) are adequate and sufficient for the conduct and operation of their businesses as presently conducted and each of the Company and the Company Subsidiaries has taken reasonable measures to maintain the performance, security and integrity of the Company IT Systems;

(m)   To the Knowledge of Company, the Company IT Systems do not contain any malicious code: (i) that materially disrupts, disables, harms or adversely affects the functionality of the Company IT Systems; (ii) that is intended to damage or destroy any data or file or send information to Company, the Company Subsidiaries, or any third party without the user’s, Company’s or one of Company’s Subsidiaries’ consent; or (iii) that enables or assists any Person to access without authorization any Company IT Systems;

(n)   To the Knowledge of the Company, since January 1, 2017, there has been no failure or unauthorized access to or use of any Company IT Systems;

(o)   Each of the Company and the Company Subsidiaries has reasonable back-up and disaster recovery arrangements in the event of a failure of the Company IT Systems that are, at a minimum, in accordance with standard industry practice and, to the Knowledge of the Company, there has not been any material malfunction, failure or security breach with respect to any of the Company IT Systems or any material Software owned by Company or any Company Subsidiary within the past twelve months; and

(p)   The consummation of the transactions contemplated hereby will not result in (i) a Lien on, or the loss or impairment of the Company’s or any Company Subsidiary’s right to own or use, any Intellectual Property Rights; or (ii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company Intellectual Property.

3.18   Privacy. The Company and the Company Subsidiaries (i) are in material compliance with all applicable Laws relating to collecting, accessing, using, disclosing, transmitting, securing, sharing, processing, transferring and storing personally identifiable information as defined under applicable Law (“Personal Information”) (such Laws, “Privacy Laws”) and (ii) take commercially reasonable actions to protect the confidentiality, integrity and accessibility of Personal Information maintained by or on behalf of the Company and any Company Subsidiary. To the Knowledge of the Company, there has been no unauthorized or unlawful destruction, loss or alteration, or unauthorized disclosure of or access to (x) Personal Information maintained by or on behalf of the Company or any Company Subsidiary with respect to which notification to affected data subjects, customers, or Governmental Entity was made or was required by applicable Laws or (y) any trade secrets, know-how or confidential or other proprietary information that is owned by the Company or any Company Subsidiary, except, in each case, as has not had and would not reasonably be expected to have a Company Material Adverse Effect. No written claims have been asserted against, nor have any investigations or inquiries by a Governmental Entity been threatened in writing or commenced regarding, the Company or any Company Subsidiary alleging any violation of the applicable Privacy Laws.

3.19   Insurance. Each of the Company and the Company Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each insurance policy of the Company or any Company Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy are purported to be in effect, and (b) neither the Company nor any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by the Company or any of the Company Subsidiaries pending under any such policies that (i) to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (ii) if not paid would constitute a Company Material Adverse Effect.

3.20   Properties.

(a)

(i)   The Company and each Company Subsidiary has good, valid, insurable and marketable fee simple title to the Owned Company Properties and good and valid leasehold interest in the Leased Company Properties (together with the Owned Company Properties, the “Company Properties”), except (i) for Liens permitted by the penultimate sentence of this Section 3.20(a) and (ii) with respect to such Liens, individually or in the aggregate, such Liens have not had and would not reasonably be expected to have a Company Material Adverse Effect. This Section 3.20(a) does not relate to Intellectual Property Rights matters, which are the subject of Section 3.17. The Company Properties and all components of all buildings, structures and other improvements located thereon are, in all material respects, adequate and sufficient, and in satisfactory operating condition, to support the operations of the Company and the Company Subsidiaries as presently conducted. Section 3.20(a) of the Company Disclosure Letter lists, as of the date hereof, each parcel of Owned Company Property. All of the Owned Company

Properties are owned and all of the Leased Company Properties are leased free and clear of all Liens, except for (i) Liens (other than in connection with borrowed money) on Company Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such Company Property to which they relate in the conduct of the Company and the Company Subsidiaries as presently conducted and (ii) Permitted Liens. To the Company’s Knowledge, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties the right of use or occupancy of any material portion of the Owned Company Properties.

(ii)   None of the buildings, plants, structures, or equipment located on the Company Properties is in need of current maintenance or repairs which are scheduled to occur more than twelve months after the Closing Date other than routine maintenance and repairs that are not material in nature or cost. To the Company’s Knowledge, there are no defects or conditions of the Owned Company Property that materially impairs the current use thereof by the Company or the Company Subsidiaries. Except as set forth on Section 3.20(a) of the Company Disclosure Letter, with respect to the Material Real Property, there are no proceedings pending or, to the Company’s Knowledge, threatened against or affecting the Owned Company Properties or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceeding that would have a Company Material Adverse Effect. Each of the Owned Company Properties that is a Material Real Property constitutes a separately subdivided or separately taxed parcel, is assessed separately from all other adjacent real property for purposes of real estate Taxes, and is not treated as part of any other real property for title, zoning or building purposes. To the Knowledge of the Company, none of the Owned Company Properties that is a Material Real Property is located in a flood hazard area as defined by the Federal Insurance Administration.

(b)   Section 3.20(b)(i) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of all written Company Leases (or a written description of any oral Company Leases) for all of the parcels of Leased Company Property. The Company and each of the Company Subsidiaries has complied in all material respects with the terms of all leases, subleases and licenses entitling it to the use or occupancy of real property owned by third parties where the Company or any of its Subsidiaries holds an interest as tenant, subtenant, licensee or other similar party (the “Company Leases”), and all the Company Leases are valid and in full force and effect, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the Company Leases, except for (i) such failures to have such possession of material properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material assets to which they relate in the conduct of the Company’s and the Company Subsidiaries’ business as presently conducted and (ii) failures to have such possession of properties or assets as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.20(b)(ii), of the Company Disclosure Letter, to the Company’s Knowledge, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than the Company or a Company Subsidiary) the right of use or occupancy of any material portion of any premises subject to a Company Lease.

3.21   Government Contracts.

(a)   To the Company’s Knowledge, each Government Contract to which the Company or any of the Company Subsidiaries is a party (a “Company Government Contract”), the period for performance of which has not yet expired or been terminated (collectively, the “Current Company Government Contracts”), is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against the Company. To the Company’s Knowledge, each Current Company Government Contract was awarded in compliance with applicable Law.

(b)   Except as set forth on Section 3.21(b) of the Company Disclosure Letter, or except, in each case, as has not had and would not be reasonably expected to have a Company Material Adverse Effect with respect to any Company Government Contract, to the Knowledge of the Company, (i) the Company and each of its Subsidiaries have complied with the material terms and conditions of each Company Government Contract and Company Government Bid, including all clauses, provisions, specifications and requirements incorporated expressly by reference therein and any applicable Laws, (ii) all representations, certifications, disclosures and warranties acknowledged or submitted by or on behalf of the Company or any Company Subsidiary with respect to each Company Government Contract or Company Government Bid were current, accurate and complete as of the date made and the Company and its Subsidiaries have complied with all such representations, certifications, disclosures and warranty requirements, (iii) no Governmental Entity has alleged that the Company or any Company Subsidiary has committed civil fraud or initiated an investigation related to the Company’s, or any Company Subsidiary’s, performance of any Government Contract during the past five years, (iv) neither the Company, nor any Company Subsidiary, nor any of their respective Principals (as defined in Federal Acquisition Regulation (“FAR”) 52.209-5) is (or at any time during the last three years has been) suspended or debarred from doing business with the Government, or proposed for suspension or debarment or prohibited from bidding on any Government Contract or declared nonresponsible or ineligible to receive a Government Contract, (v) neither the Company, nor any Company Subsidiary has received a request by a Governmental Entity for a contract price adjustment since January 1, 2016 based on a claimed disallowance by an applicable Governmental Entity or claim of defective certified cost or pricing data in excess of $500,000, (vi) dispute between the Company or any of its Subsidiaries and a Governmental Entity which, since January 1, 2016, has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $500,000, and (vii) no Governmental Entity nor any prime contractor, subcontractor or other Person has notified the Company or its Subsidiaries in writing, or, to the Knowledge of the Company, orally, that the Company or its Subsidiaries has or may have defaulted, breached or violated any Law, order representation, certification, disclosure, warranty, clause, provision, specification or requirements pertaining to any Company Government Contract or Company Government Bid.

(c)   Except as set forth on Section 3.21(c) of the Company Disclosure Letter, since January 1, 2016, no termination for default, cure notice, or show cause notice has been issued by any Governmental Entity or by any prime contractor or subcontractor, in writing or, to the Knowledge of the Company, orally, with respect to performance by the Company or any of its Subsidiaries as a prime contractor or subcontractor of any portion of the obligation of a Company Government Contract which would be material.

(d)   Since January 1, 2016, neither the Company nor any of its Subsidiaries has made or submitted a mandatory or voluntary disclosure to any Governmental Entity with respect to any suspected, alleged or possible breach, violation, irregularity, mischarging, misstatement or other act or omission arising under or relating to any Company Government Contract or Government Bid which would be material.

(e)   Without giving effect to any organizational conflicts of interest that may arise as a result of the transactions contemplated under this Agreement, Section 3.21(e) of the Company Disclosure Letter identifies by material Company Government Contract, any work or future business opportunities from which, to the Knowledge of the Company and its Subsidiaries, the Company or any of its Subsidiaries is currently limited, prohibited or otherwise restricted from performing due to “organizational conflicts of interest” (as defined in FAR Subpart 9.5), contract terms or provisions, or organizational conflicts of interest mitigation plans submitted by the Company or any of its Subsidiaries in connection with any Company Government Contract.

(f)   The Company and its Subsidiaries (and to the Company’s Knowledge, their employees who hold personnel security clearances) possess all required facility security clearances to perform the Company Government Contracts and Government Task Orders and are in compliance with all applicable national security obligations, including those specified in the National Industrial Security

Program Operating Manual, DOD 5220.22-M (February 2006), and any supplements, amendments or revised editions thereof (“NISPOM”) except to the extent such noncompliance would not reasonably be expected to result in a Company Material Adverse Effect.

(g)   To the Company’s Knowledge, the business and cost accounting systems of the Company and its Subsidiaries are in compliance with applicable Laws and have not been determined in writing by any Governmental Entity not to be in compliance with any applicable Laws.

(h)   Since January 1, 2016, neither the Company nor any of its Subsidiaries has undergone, and there is not currently pending or threatened, any material audit, survey, review or investigation (other than routine audits) by any U.S. Governmental Entity, with respect to any alleged or actual irregularity, misstatement or omission arising under or relating to a Company Government Contract or Company Government Bid that could reasonably be expected to give rise to liability in excess of $500,000 and neither the Company, nor any of its Subsidiaries has received in writing adverse audit findings from the Defense Contract Audit Agency, the Defense Contract Management Agency or any other U.S. Governmental Entity that remain unresolved and that are expected to result in a liability in excess of $500,000 to the Company or any of its Subsidiaries, beyond what has been reserved on the Company’s books and records.

(i)   Over the last three years, the Company and its Subsidiaries have complied in all material respects with all data security, cybersecurity, and physical security systems and procedures required by its Company Government Contracts. Since January 1, 2016, to the Knowledge of the Company, neither the Company, nor any Subsidiary had or experienced any breach of data security or cybersecurity, whether physical or electronic. Any data security, cybersecurity or physical security breach related to any Company Government Contract, if known by the Company or any Subsidiary, has been reported to the necessary Governmental Entity or higher tier contractor, as required.

(j)   As of the date of this Agreement, the Company does not hold and has not been awarded any Current Company Government Contract, or submitted any Company Government Bid, in its own name utilizing the Company’s specific “Commercial and Government Entity” (CAGE) Code and the execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and compliance with the terms hereof will not subject the Company or any Subsidiary to the requirements stated in FAR 42.12, or require the Company or any Subsidiary to seek, request, or enter into any novation agreement with any U.S. Governmental Entity, as specified in FAR 42.12.

(k)   Neither the Company nor any of the Company Subsidiaries, nor any director, manager, or officer thereof, nor to the Knowledge of the Company, any employee or Person acting for or on behalf of any of the Company or any Company Subsidiary, has, within the past three years: (i) used any funds for unlawful contributions, gifts, gratuities, entertainment or other unlawful expenses related to political activity; (ii) made any payment or offered, promised or authorized the payment of anything of value to any government official or employee or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Entity to obtain or retain business or direct business to any Person in violation of Law; or (iii) made any other payment in violation of Law to any official of any Governmental Entity, including but not limited to, bribes, gratuities, kickbacks, lobbying expenditures, political contributions or contingent fee payments, except, in each case, as would not be material.

3.22   Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to each of the Company’s stockholders and Parents stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference therein.

3.23   Brokers and Finders. No broker, investment banker, financial advisor or other Person, other than Guggenheim Securities LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company or the Company Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. Prior to the execution of this Agreement, the Company has furnished to Parent true and complete copies of all agreements between the Company or its Subsidiaries and the Company Financial Advisor relating to the transactions contemplated hereby.

3.24   Opinions of Financial Advisors. As of the date of this Agreement, the Company Board has received the opinion of the Company Financial Advisor, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all Parties, furnish a copy of each such written opinion to Parent solely for informational purposes (it being agreed that none of the Parent or Merger Sub, nor any of their respective affiliates or Representatives, shall have the right to rely on such opinions).

3.25   No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this Article III, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent represents and warrants to the Company as set forth in the statements contained in this Article IV except as set forth in the Parent SEC Documents filed and publicly available after January 1, 2017 but prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, other than historical facts included therein) or in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

4.1   Organization, Good Standing and Qualification. Each of Parent, Merger Sub and each of Parent’s other Subsidiaries (such Subsidiaries of Parent, the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Merger Sub and the Parent Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Merger Sub and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of the (a) certificate of incorporation of Parent (the “Parent Charter”), (b) the bylaws of Parent (the “Parent Bylaws”), (c) the certificate of incorporation of Merger Sub and (d) the bylaws of Merger Sub, in each case, as in effect as of the date of this Agreement.

4.2   Parent Subsidiaries.

(a)   All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Parent Subsidiaries have been validly issued and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 4.2(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Parent Subsidiaries.

(b)   Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

4.3   Capital Structure.

(a)   The authorized capital stock of Parent consists of 1,000,000,000 shares of common stock, par value $0.0001 per share (“Parent Common Stock”), and 10,000,000 shares of preferred stock, par value $0.0001 per share, (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on September 5, 2018, (i) 42,344,521 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Parent Common Stock were held by Parent in its treasury and (iv) 15,496,380 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans, including (A) 1,078,640 shares of Parent Common Stock issuable upon the exercise of outstanding Parent Stock Options (whether or not presently exercisable), (B) 858,363 shares of Parent Common Stock issuable upon vesting or settlement of outstanding Parent RSUs (whether or not vested) and (C) 232,060 shares of Parent Common Stock issuable upon vesting or settlement of outstanding Parent PSUs (assuming achievement of the maximum level of performance). Except as set forth in this Section 4.3(a), at the close of business on September 5, 2018, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on September 5, 2018 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or upon the vesting or settlement of Parent RSUs or Parent PSUs, in each case, outstanding at the close of business on September 5, 2018 and in accordance with their terms in effect at such time.

(b)   All outstanding shares of Parent Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of Parent Stock Options, Parent RSUs or Parent PSUs will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws, any Contract to which Parent is a party or otherwise bound, or applicable Law. The shares of Parent Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. Except as set forth above in this Section 4.3(b) or pursuant to the terms of this Agreement, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (y) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, or (z) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary. Other than (1) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Parent Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Parent Stock Plans and (3) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote (collectively, “Parent Voting Debt”). Other than as contemplated by this Agreement, neither Parent nor any of the Parent Subsidiaries is a party to any (i) voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent or (ii) agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.

(c)   As of the date hereof, neither Parent nor any Parent Subsidiary owns any Shares.

4.4   Corporate Authority and Approval.

(a)   Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and, subject, with respect to Parent, to receipt of the Parent Stockholder Approval and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Parent Board has unanimously adopted resolutions (i) determining that the terms of this Agreement and the transactions contemplated hereby are advisable and in the best interests of Parent and its stockholders, (ii) approving the Merger and this Agreement and the transactions contemplated hereby, including, but not limited to, the issuance of shares of Parent Common Stock (the “Parent Share Issuance”) and (iii) recommending that the stockholders of Parent approve the Parent Share Issuance in connection with the Merger and directing that the Parent Share Issuance be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders for such purpose (the “Parent Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(b)   Except for the approval of the Parent Share Issuance by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock, present in person or by proxy and entitled to vote thereon, at the Parent Stockholders Meeting (such approval, the “Parent Stockholder Approval”), no other corporate proceedings on the part of Parent are necessary to authorize, adopt, or approve, as applicable, this Agreement or to consummate the transactions contemplated hereby (except for the filing of the appropriate merger documents as required by the DGCL). Parent and Merger Sub have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against Parent, in accordance with its terms except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception.

4.5   No Conflicts; Consents.

(a)   The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation of any provision of, the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of any Parent Subsidiary (assuming that the Parent Stockholder Approval is obtained and that Parent, in its capacity as sole stockholder of Merger Sub, adopts this Agreement), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.5(b), any Judgment or Law, in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets (assuming that the Parent Stockholder Approval is obtained and that Parent, in its capacity as sole stockholder of Merger Sub, adopts this Agreement), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 4.5(a), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Material Adverse Effect”, shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such effects were not otherwise excluded from determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby.

(b)   No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity, is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the transactions contemplated hereby, other than (i) (A) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of the Form S-4, and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the transactions contemplated hereby, (ii) compliance with and filings under the HSR Act, (iii) the Parent Stockholder Approval, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (v) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration, (vi) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 4.5(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Material Adverse Effect”, shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such effects were not otherwise excluded from determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby.

4.6   Parent SEC Documents; Financial Statements; No Undisclosed Liabilities.

(a)   Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2017 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement/Prospectus and the Form S-4, being collectively referred to as the “Parent SEC Documents”).

(b)   Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)   Except (i) as reflected or reserved against in Parent’s consolidated unaudited balance sheet as of May 4, 2018 (or the notes thereto) as included in the Parent SEC Documents, (ii) for liabilities and obligations incurred since May 4, 2018 in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Section 4.6, the term “liabilities” shall not include liabilities or obligations of Parent or any Parent Subsidiary to perform under or comply with any applicable Law, action, Judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by Parent or any Parent Subsidiary with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

4.7   Internal Controls and Procedures.

(a)   Each of the chief executive officer of Parent and the chief financial officer of Parent (or each former chief executive officer of Parent and each former chief financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of Parent or any of the Parent Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(b)   Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets.

(c)   Parent is, and since January 1, 2017 has been, in compliance in all material respects with the applicable listing and corporate governance rules and requirements of the NYSE.

(d)   The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(e)   Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in Parent’s or such Parent Subsidiary’s published financial statements.

4.8   Absence of Certain Changes. From January 1, 2018 to the date of this Agreement, there has not occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. From January 1, 2018 to the date of this Agreement, except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, Parent and the Parent Subsidiaries have conducted the business of Parent and the Parent Subsidiaries in the ordinary course in all material respects.

4.9   Litigation and Liabilities. As of the date of this Agreement, there is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.10   Benefits Matters; ERISA Compliance.

(a)   For the purposes of this Agreement, the term “Parent Plan” shall mean any benefit and compensation plan, policy, program or arrangement maintained, sponsored or contributed to (or required to be contributed to) by Parent or any Parent Subsidiary or under which Parent or any Parent Subsidiary has any liability covering or for the benefit of any current or former employees of Parent or any Parent Subsidiary or any current or former directors of Parent or Parent Subsidiary, including “employee benefit plans” within the meaning of Section 3(3) of ERISA, and any incentive and bonus, deferred compensation, retention, stock purchase, employment, retirement, retiree medical, profit sharing, pension, severance, change-in-control, termination, restricted stock, stock option, stock appreciation rights or stock based plans, programs, agreements or arrangements, excluding any Statutory Plans. Each material Parent Plan as of the date of this Agreement is listed in Section 4.10(a) of the Parent Disclosure Letter. True and complete copies of each of the material Parent Plans (or, if unwritten, a written summary thereof), and all amendments thereto, and to the extent applicable, any related trust or other funding vehicle, and the most recent determination letter or opinion letter received from or issued by the IRS with respect to each Parent Plan intended to qualify under Section 401 of the Code, have been provided or made available to the Company on or prior to the date of this Agreement.

(b)   All Parent Plans are in compliance with their terms and applicable Laws (including, if applicable, ERISA and the Code), and Parent and the Parent Subsidiaries have complied with all Statutory Plans in accordance with their terms and applicable Law, except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

(c)   Except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect, each Parent Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter or opinion letter from the IRS and, to the Knowledge of Parent, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect, each non-U.S. Parent Plan to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Knowledge of Parent, nothing has occurred that would adversely affect such registration or approval.

(d)   Except as set forth on Section 4.10(d) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary or any entity which is considered one employer with Parent under Section 4001 of ERISA or Section 414 of the Code, contributes to or is obligated to contribute to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)   Except as would not, individually or in the aggregate, reasonably be likely to result in a material liability to the Parent or any Parent Subsidiary taken as a whole, with respect to each Parent Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) no Parent Plan has failed to satisfy the minimum funding standard (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Parent Plan, whether or not waived and no application for a waiver of the minimum funding standard with respect to any Parent Plan has been submitted; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (iii) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Parent or any Parent Subsidiary; (iv) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan, and, to the Knowledge of Parent, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; and (v) no plan is, or is expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code).

(f)   All contributions required to be made by Parent or a Parent Subsidiary under each Parent Plan and each Statutory Plan have been timely made and all obligations in respect of each Parent Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Parent SEC Documents prior to the date of this Agreement, except as, in each instance, would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

(g)   As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened proceedings relating to the Parent Plans, except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

(h)   Except as expressly contemplated by this Agreement, as required by applicable Law or as set forth on Section 4.10(h) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (i) result in any material payment becoming due to any employee, officer or director of Parent or any Parent Subsidiary, (ii) materially increase the amount or value of any compensation or benefits under any Parent Plan or otherwise payable to any employee, officer or director of Parent or any of its Subsidiaries, (iii) result in the acceleration of the time of payment, vesting or funding of any such compensation or benefits, or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, individual independent contractor or director Parent or any Parent Subsidiary. Except as set forth on Section 4.10(h) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of Parent or any Parent Subsidiary for any excise or additional tax, interest or penalties incurred by such individual under Section 4999 or Section 409A of the Code.

(i)   Except as set forth on Section 4.10(i) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code, that could result in a material liability to the Parent or any Parent Subsidiary taken as a whole.

4.11   Labor Matters.

(a)   Except as set forth on Section 4.11(a) of the Parent Disclosure Letter, as of the date of this Agreement, all employees of the Parent and the Parent Subsidiaries are employed on an at will basis, which means that their employment can be terminated at any time, with or without notice, for any reason or no reason at all. No employee of Parent or a Parent Subsidiary has been granted the right to continued employment by Parent or any successor.

(b)   The Parent and the Parent Subsidiaries are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Laws related to employment and employees, including but not limited to wages and other compensation, overtime requirements, classification of employees and independent contractors under federal and state Laws, hours of work, leaves of absence, equal opportunity, immigration, occupational health and safety, workers’ compensation, background checks, hiring, pre-employment tests, affirmative action, equal pay, and the payment of social security and other Taxes. There are no charges, investigations, administrative proceedings or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status) threatened or pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Entity against the Parent pertaining to any employee, except for those charges, investigations, administrative proceedings or formal complaints of discrimination that, individually or in the aggregate, would not reasonably be likely to result in a material liability to the Parent or any Parent Subsidiary taken as a whole.

(c)   The Parent and the Parent Subsidiaries have, since January 1, 2016, properly classified their U.S. based employees as exempt or nonexempt under federal and state Laws, except as would not, individually or in the aggregate, reasonably be likely to result in a material liability to the Parent or any Parent Subsidiary taken as a whole. The Parent and the Parent Subsidiaries have, since January 1, 2016, properly classified their U.S. based independent contractors as independent contractors under federal and state Laws, except as would not, individually or in the aggregate, reasonably be likely to result in a material liability to the Parent or any Parent Subsidiary taken as a whole.

(d)   As of the date of this Agreement, Section 4.11(d) of the Parent Disclosure Letter sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of Parent or any of the Parent Subsidiaries. To the Knowledge of Parent, no labor organization or group of employees of Parent or any Parent Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Parent, there are no material organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving Parent or any Parent Subsidiary. None of Parent or any of the Parent

Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of Parent or any of the Parent Subsidiaries, except for any breaches or failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. There are no written grievances or written complaints by represented employees of Parent or its Subsidiaries and, to the Knowledge of Parent, no such grievances or complaints are threatened, in each case, that individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(e)   Parent is in full compliance with the WARN Act and any applicable state Laws or other legal requirements regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Entity, except as, in each instance, would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. No reduction in the notification period under the WARN Act is being relied upon by Parent.

4.12   Compliance with Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and since January 1, 2016 have been, in compliance with all applicable Laws and Parent Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no, and since January 1, 2016, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit. Parent and the Parent Subsidiaries, and, to the Knowledge of Parent, their directors, officers, employees and agents are, and since January 1, 2016 have been, in compliance with the FCPA and any rules and regulations thereunder or any applicable Law of similar effect. Parent and its Subsidiaries are, and at all times during the past three years have been, in compliance in all material respects with all statutory and regulatory requirements under the Export Control Laws, other than information included in voluntary disclosures that do not result in any action on the part of any Governmental Entity. Since January 1, 2016, neither Parent nor its Subsidiaries has received any written or, to the Knowledge of Parent, oral communication from any Governmental Entity alleging that it is not in compliance with the Export Control Laws and that a penalty will be imposed for such noncompliance. Parent and the Parent Subsidiaries have established and maintain internal controls and procedures intended to ensure compliance in all material respects with all applicable Export Control Laws, including controls and procedures intended to ensure that the products and technologies of Parent and the Parent Subsidiaries are and have been properly classified under the Export Control Laws, including with accurate Export Control Classification Numbers and U.S. Munitions List category identifications. Notwithstanding anything contained in this Section 4.12 to the contrary, no representation or warranty shall be deemed to be made in this Section 4.12 in respect of the matters referenced in Sections 4.6 (Parent SEC Documents; Financial Statements; No Undisclosed Liabilities), 4.7 (Internal Controls and Procedures), 4.10 (Benefits Matters; ERISA Compliance), 4.11 (Labor Matters), 4.14 (Environmental Matters), 4.15 (Taxes), or 4.21 (Government Contracts).

4.13   Contracts.

(a)   Except for this Agreement, neither Parent nor any Parent Subsidiary is a party to any Contract required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Parent Contract”) that has not been so filed.

(b)   Section 4.13 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and Parent has made available to the Company true and complete copies, of (i) each agreement, Contract, understanding, or undertaking to which Parent or any of the Parent Subsidiaries is a party that (A) restricts the ability of Parent or the Parent Subsidiaries to compete in any business or with any Person in any geographical area in a manner that is material to Parent and the Parent Subsidiaries, taken as a whole, (B) would, to the Knowledge of Parent, restrict in any material respect the ability of Parent or any of the Parent Subsidiaries to compete in any business or with any Person in any geographical area after the Effective Time, (C) requires Parent or any Parent Subsidiary to conduct any business on a “most favored nations” basis with any third party in a manner that is material to Parent and the Parent Subsidiaries, taken as a whole, (D) provides for “exclusivity” or any similar requirement in favor of any third party in a manner that is material to Parent and the Parent Subsidiaries, taken as a whole, or (E) would require disclosure under Item 404 of SEC Regulation S-K, (ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material Indebtedness of Parent or any of the Parent Subsidiaries is outstanding or may be incurred, other than any such agreement between or among Parent and the wholly owned Parent Subsidiaries, (iii) each Parent Lease, (iv) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which Parent or any of the Parent Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to Parent and the Parent Subsidiaries, taken as a whole, (v) each Contract under which Parent or any Parent Subsidiary provides an express covenant not to sue for infringement of Patent Rights, and (vi) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by Parent or any of the Parent Subsidiaries of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement and with respect to which there is no ongoing liability or obligation to Parent or any Parent Subsidiaries). Each agreement, Contract, understanding or undertaking of the type described in this Section 4.13(b) and each Filed Parent Contract is referred to herein as a “Parent Material Contract”.

(c)   Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Material Contract (including, for purposes of this Section 4.13(c), any Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Parent or one of the Parent Subsidiaries, as the case may be, and, to the Knowledge of Parent, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) each such Parent Material Contract is in full force and effect and (iii) none of Parent or any of the Parent Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Parent Material Contract and, to the Knowledge of Parent, no other party to any such Parent Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

4.14   Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a)   Parent and the Parent Subsidiaries are and, since January 1, 2016 have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required pursuant to any Environmental Law;

(b)   there are no Environmental Claims pending against or, to the Knowledge of Parent, threatened against or affecting, Parent or any of the Parent Subsidiaries;

(c)   except as set forth on Section 4.14(c) of the Parent Disclosure Letter, to the Knowledge of Parent, there has been no Release of, or exposure to, any Hazardous Material that, would reasonably be expected to form the basis of any Environmental Claim against Parent; and

(d)   Parent and the Parent Subsidiaries have made available to the Company true and complete copies of all Phase I Environmental Site Assessments with respect to Parent and the Parent Subsidiaries, the Parent Properties or real property formerly owned, leased or operated by Parent or any of the Parent Subsidiaries, to the extent such documentation is in Parent’s or any of the Parent Subsidiaries’ possession, custody or control.

4.15   Taxes. Except as set forth on Section 4.15 of the Parent Disclosure Letter, or as would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent and each of its Subsidiaries (a) have duly and timely filed, or caused to be filed, taking into account any extensions, all Tax Returns required to have been filed by them and such Tax Returns are true, correct and complete, and (b) have duly and timely paid all Taxes required to have been paid by them (including any Taxes required to be withheld from amounts owing to any employee, creditor, stockholder or other third party), except in each case of clauses (a) and (b), with respect to matters contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents.

4.16   Intended Tax Treatment. Neither Parent nor any Parent Subsidiary has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.17   Intellectual Property. Section 4.17 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all registrations and pending applications for Intellectual Property Rights owned by, or exclusively licensed to, Parent and the Parent Subsidiaries. All of the Intellectual Property Rights listed on or required to be listed on Section 4.17 of the Parent Disclosure Letter are subsisting and, to the Knowledge of the Parent, valid and enforceable. Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect (other than with respect to Section 4.17(a)):

(a)   Parent and the Parent Subsidiaries exclusively own their material proprietary Intellectual Property Rights, free and clear of all Liens except for Permitted Liens, and own, or are validly licensed or otherwise have the right to use, all other material Parent Intellectual Property, and Parent and the Parent Subsidiaries have taken commercially reasonable actions to protect and preserve the material Parent Intellectual Property;

(b)   No actions, suits or other proceedings are pending or, to the Knowledge of Parent, threatened (i) that allege that Parent or any of the Parent Subsidiaries is infringing, misappropriating or otherwise violating any Person’s Intellectual Property Rights, or (ii) challenging the use, ownership, validity, or enforceability of any Intellectual Property Rights owned (or purported to be owned) by Parent or any of the Parent Subsidiaries;

(c)   Except as set forth on Section 4.17(c) of the Parent Disclosure Schedule, to the Knowledge of Parent, neither the use or practice of any Intellectual Property Rights by Parent or any Parent Subsidiary, the operation of their businesses as currently conducted (including the design, development, manufacturing, reproduction, marketing, importation, distribution, licensing, offer for sale, sale, delivery or use of any Parent Product) nor the current business practices or methods of Parent or any Parent Subsidiary has during the past six years infringed, misappropriated, used without authorization or otherwise violated or currently infringes, misappropriates, uses without authorization, or otherwise violates any Intellectual Property Right of any Person, and during the past six years, neither Parent nor any Parent Subsidiary has received any written notice or claim asserting that any such infringement, misappropriation or other violation has or may have occurred, including any communication suggesting or offering that Parent or any Parent Subsidiary obtain a license to any Intellectual Property Rights of another Person and implying or suggesting that Parent or any Parent Subsidiary, or any of their respective customers, has been or is infringing, misappropriating, violating or making unlawful use of any such Intellectual Property Rights;

(d)   To the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating (or has during the past six years infringed, misappropriated or otherwise violated) any Parent Intellectual Property and neither the Parent nor any Parent Subsidiary has made any such claims against any Person;

(e)   Each of Parent and the Parent Subsidiaries have taken reasonable security measures to protect the confidentiality of all material trade secrets, know-how and confidential or other proprietary information owned or held by Parent or any Parent Subsidiary and no such material trade secrets, know-how, or confidential or other proprietary information have been disclosed by Parent or any Parent Subsidiary to any Person, or have been authorized to be disclosed to or accessed by, or actually disclosed to or accessed by, any Person, in each case, other than pursuant to valid and enforceable written non-disclosure agreements restricting the disclosure and use thereof and, to the Knowledge of Parent, no Person is in breach of any such agreement;

(f)   No prior or current employee or officer or any prior or current consultant or contractor of Parent or any of the Parent Subsidiaries has asserted in writing or, to the Knowledge of Parent, has any ownership in any Parent Intellectual Property;

(g)   Parent and the Parent Subsidiaries have entered into written agreements with all past and current employees, independent contractors and consultants who have developed any material Intellectual Property Rights for Parent and the Parent Subsidiaries, pursuant to which each such Person has presently assigned to Parent or a Parent Subsidiary all such Person’s right, title, and interest in and to all Intellectual Property Rights created or developed for Parent or the Parent Subsidiary in the course of such Person’s employment or engagement thereby (to the extent such rights did not otherwise vest with Parent or a Parent Subsidiary under applicable Law);

(h)   No funding, facilities, personnel, consultants or contractors of any Governmental Entity or any university, college, other educational institution or research center were used in the development of any Parent Intellectual Property owned or purported to be owned by Parent or any Parent Subsidiary where, as a result thereof, the Governmental Entity, university, college, other educational institution or research center has any rights in such Intellectual Property Rights;

(i)   No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any material Parent Product or any material Software owned by Parent or any Parent Subsidiary, in each case, in a manner that subjects any source code or related materials for any such Parent Product or Software to any requirement or obligation to be made available, disclosed or contributed to the public (including the open source community) without charge (except for fees for transferring a copy of Software, fees for related services, or similar fees permitted by Open Source Software licenses).

(j)   To the Knowledge of the Parent, neither Parent nor any Parent Subsidiary is in breach of any of the material terms or conditions of any license to any Open Source Software; To the Knowledge of Parent, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code for any material Software owned by Parent or any Parent Subsidiary to any third party;

(k)   The computer Software, systems, servers, network equipment and other information technology systems (including Computing Services) owned, leased, licensed or subscribed to by Parent or any Parent Subsidiaries (“Parent IT Systems”) are adequate and sufficient for the conduct and operation of their businesses as presently conducted and each of Parent and the Parent Subsidiaries has taken reasonable measures to maintain the performance, security and integrity of the Parent IT Systems;

(l)   To the Knowledge of Parent, the Parent IT Systems do not contain any malicious code: (i) that materially disrupts, disables, harms or adversely affects the functionality of the Parent IT Systems; (ii) that is intended to damage or destroy any data or file or send information to Parent, the Parent Subsidiaries, or any third party without the user’s, Parent’s or one of Parent’s Subsidiaries’ consent; or (iii) that enables or assists any Person to access without authorization any Parent IT Systems;

(m)   To the Knowledge of Parent, since January 1, 2017, there has been no failure or unauthorized access to or use of any Parent IT Systems;

(n)   Each of Parent and the Parent Subsidiaries has reasonable back-up and disaster recovery arrangements in the event of a failure of the Parent IT Systems that are, at a minimum, in accordance with standard industry practice and to the Knowledge of the Parent, there has not been any material malfunction, failure or security breach with respect to any of the Parent IT Systems or any material Software owned by Parent or any Parent Subsidiary within the past twelve months; and

(o)   The consummation of the transactions contemplated hereby will not result in (i) a Lien on, or the loss or impairment of Parent’s or any Parent Subsidiary’s right to own or use, any Intellectual Property Rights; or (ii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Parent Intellectual Property.

4.18   Privacy. Parent and the Parent Subsidiaries (i) are in material compliance with all Privacy Laws; and (ii) take commercially reasonable actions to protect the confidentiality, integrity and accessibility of Personal Information maintained by or on behalf of Parent and any Parent Subsidiary. To the Knowledge of Parent, there has been no unauthorized or unlawful destruction, loss or alteration, or unauthorized disclosure of or access to (x) Personal Information maintained by or on behalf of Parent or any Parent Subsidiary with respect to which notification to affected data subjects, customers, or Governmental Entity was made or was required by applicable Laws or (y) any trade secrets, know-how or confidential or other proprietary information that is owned by Parent or any Parent Subsidiary, except, in each case, as has not had and would not reasonably be expected to have a Parent Material Adverse Effect. No written claims have been asserted against, nor have any investigations or inquiries by a Governmental Entity been threatened in writing or commenced regarding, Parent or any Parent Subsidiary alleging any violation of the applicable Privacy Laws.

4.19   Insurance. Each of Parent and the Parent Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) each insurance policy of Parent or any Parent Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy are purported to be in effect, and (b) neither Parent nor any of the Parent Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by Parent any of the Parent Subsidiaries pending under any such policies that (i) to the Knowledge of Parent, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (ii) if not paid would constitute a Parent Material Adverse Effect.

4.20   Properties.

(a)

(i)   Parent and each Parent Subsidiary has good, valid, insurable and marketable fee simple title to the Owned Parent Properties and good and valid leasehold interest in the Leased Parent Properties (together with the Owned Parent Properties, the “Parent Properties”), except (i) for Liens permitted by the penultimate sentence of this Section 4.20(a)(i) and (ii) with respect to such Liens, individually or in the aggregate, such Liens have not had and would not reasonably be expected to have a Parent Material Adverse Effect. This Section 4.20(a) does not relate to Intellectual Property Rights matters, which are the subject of Section 4.17. The Parent Properties and all components of all buildings, structures and other improvements located thereon are, in all material respects, adequate and sufficient, and in satisfactory operating condition, to support the operations of Parent and the Parent Subsidiaries as presently conducted. Section 4.20(a) of the Parent Disclosure Letter lists, as of the date hereof, each parcel of Owned Parent Property. All of the Owned Parent Properties are owned and all Leased Parent Properties are leased free and clear of all Liens, except for (i) Liens (other than in connection with borrowed money) on Parent Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such Parent Property to which they relate in the conduct of Parent and the Parent Subsidiaries as presently conducted and (ii) Permitted Liens. To Parent’s Knowledge, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties the right of use or occupancy of any material portion of the Owned Parent Properties.

(ii)   None of the buildings, plants, structures, or equipment located on the Parent Properties is in need of current maintenance or repairs which are scheduled to occur more than twelve months after the Closing Date other than routine maintenance and repairs that are not material in nature or cost. To Parent’s Knowledge, there are no defects or conditions of the Owned Parent Property that materially impairs the current use thereof by the Parent or the Parent Subsidiaries. Except as set forth on Section 4.20(a) of the Parent Disclosure Letter, with respect to the Material Real Property, there are no proceedings pending or, to Parent’s Knowledge, threatened against or affecting the Owned Parent Properties or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceeding that would have a Parent Material Adverse Effect. Each of the Owned Parent Properties that is a Material Real Property constitutes a separately subdivided or separately taxed parcel, is assessed separately from all other adjacent real property for purposes of real estate Taxes, and is not treated as part of any other real property for title, zoning or building purposes. To the Knowledge of Parent, none of the Owned Parent Properties that is a Material Real Property is located in a flood hazard area as defined by the Federal Insurance Administration.

(b)   Section 4.20(b)(i) of the Parent Disclosure Letter sets forth a complete list, as of the date hereof, of all written Parent Leases (or a written description of any oral Parent Lease) for all of the parcels of Leased Parent Property. Parent and each of the Parent Subsidiaries has complied in all material respects with the terms of all leases, subleases and licenses entitling it to the use or occupancy of real property owned by third parties where Parent or any of its Subsidiaries holds an interest as tenant, subtenant, licensee or other similar party (the “Parent Leases”), and all the material Parent Leases are valid and in full force and effect, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each Parent Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the Parent Leases, except for (i) such failures to have such possession of material properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material assets to which they relate in the conduct of Parent’s and the Parent Subsidiaries’ business as presently conducted and (ii) failures to have such possession of properties or assets as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as set forth on Section 4.20(b)(ii) of the Parent Disclosure Letter, to Parent’s Knowledge, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than Parent or a Parent Subsidiary) the right of use or occupancy of any material portion of any premises subject to a Parent Lease.

4.21   Government Contracts.

(a)   To Parent’s Knowledge, each Government Contract to which Parent or a Parent Subsidiary is a party (a “Parent Government Contract”), the period for performance of which has not yet expired or been terminated (collectively, the “Current Parent Government Contracts”) is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against Parent. To Parent’s Knowledge, each Current Parent Government Contract was awarded in compliance with applicable Law.

(b)   Except as set forth on Section 4.21(b) of the Parent Disclosure Letter, or except, in each case, as has not had and would not be reasonably expected to have a Parent Material Adverse Effect with respect to any Parent Government Contract, to the Knowledge of Parent, (i) Parent and each of its Subsidiaries have complied with the material terms and conditions of each Parent Government Contract and Parent Government Bid, including all clauses, provisions, specifications and requirements incorporated expressly by reference therein and any applicable Laws, (ii) all representations, certifications, disclosures and warranties acknowledged or submitted by or on behalf of Parent or its Subsidiaries with respect to each Parent Government Contract or Parent Government Bid were current, accurate and complete as of the date made and Parent and its Subsidiaries have complied with all such representations, certifications, disclosures and warranty requirements, (iii) no Governmental Entity has alleged that Parent or any Parent Subsidiary has committed civil fraud or initiated an investigation related to Parent’s, or any Parent Subsidiary’s, performance of any Government Contract during the past five years, (iv) neither Parent, nor any Parent Subsidiary, nor any of their respective Principals (as defined in FAR 52.209-5) is (or at any time during the last three years has been) suspended or debarred from doing business with the Government, or proposed for suspension or debarment or prohibited from bidding on any Government Contract or declared nonresponsible or ineligible to receive a Government Contract, (v) neither Parent, nor any Parent Subsidiary has received a request by a Governmental Entity for a contract price adjustment since January 1, 2016 based on a claimed disallowance by an applicable Governmental Entity or claim of defective certified cost or pricing data in excess of $500,000, (vi) there has not been any dispute between Parent or any of its Subsidiaries and a Governmental Entity which, since January 1, 2016, has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $500,000, and (vii) no Governmental Entity nor any prime contractor, subcontractor or other Person has notified Parent or its Subsidiaries in writing, or, to the Knowledge of Parent, orally, that Parent or its Subsidiaries has or may have defaulted, breached or violated any Law, order representation, certification, disclosure, warranty, clause, provision, specification or requirements pertaining to any Parent Government Contract or Parent Government Bid.

(c)   Except as set forth on Section 4.21(c) of the Parent Disclosure Letter, since January 1, 2016, no termination for default, cure notice, or show cause notice has been issued by any Governmental Entity or by any prime contractor or subcontractor, in writing or, to the Knowledge of Parent, orally, with respect to performance by Parent or any of its Subsidiaries as a prime contractor or subcontractor of any portion of the obligation of a Parent Government Contract, which would be material.

(d)   Since January 1, 2016, neither Parent nor any of its Subsidiaries has made or submitted a mandatory or voluntary disclosure to any Governmental Entity with respect to any suspected, alleged or possible breach, violation, irregularity, mischarging, misstatement or other act or omission arising under or relating to any Parent Government Contract or Government Bid, which would be material.

(e)   Without giving effect to any organizational conflicts of interest that may arise as a result of the transactions contemplated under this Agreement, Section 4.21(e) of the Parent Disclosure Letter identifies by material Parent Government Contract and description, any work or future business opportunities from which, to the Knowledge of Parent and its Subsidiaries, Parent or any of its Subsidiaries is currently limited, prohibited or otherwise restricted from performing due to “organizational conflicts of interest” (as defined in FAR Subpart 9.5), Contract terms or provisions, or organizational conflicts of interest mitigation plans submitted by Parent or any of its Subsidiaries in connection with any Parent Government Contract.

(f)   Parent and its Subsidiaries (and to Parent’s Knowledge, their employees who hold personnel security clearances) possess all required facility security clearances to perform the Parent Government Contracts and Government Task Orders and are in compliance with all applicable national security obligations, including those specified in the NISPOM except to the extent such noncompliance would not reasonably be expected to result in a Parent Material Adverse Effect.

(g)   To Parent’s Knowledge, the business and cost accounting systems of Parent and its Subsidiaries are in compliance with applicable Laws and have not been determined in writing by any Governmental Entity not to be in compliance with any applicable Laws.

(h)   Since January 1, 2016, neither Parent nor any of its Subsidiaries has undergone, and there is not currently pending or threatened, any material audit, survey, review or investigation (other than routine audits) by any U.S. Governmental Entity, with respect to any alleged or actual irregularity, misstatement or omission arising under or relating to a Parent Government Contract or Parent Government Bid that could reasonably be expected to give rise to liability in excess of $500,000 and neither Parent, nor any of its Subsidiaries has received in writing adverse audit findings from the Defense Contract Audit Agency, the Defense Contract Management Agency or any other U.S. Governmental Entity that remain unresolved and that are expected to result in a liability in excess of $500,000 to Parent or any of its Subsidiaries, beyond what has been reserved on Parent’s books and records.

(i)   Over the last three years, Parent and its Subsidiaries have complied in all material respects with all data security, cybersecurity, and physical security systems and procedures required by its Parent Government Contracts. Since January 1, 2016, to the Knowledge of Parent, neither Parent, nor any Parent Subsidiary had or experienced any breach of data security or cybersecurity, whether physical or electronic. Any data security, cybersecurity or physical security breach related to any Parent Government Contract, if known by Parent or any Subsidiary, has been reported to the necessary Governmental Entity or higher tier contractor, as required.

(j)   As of the date of this Agreement, Parent does not hold and has not been awarded any Current Parent Government Contract, or submitted any Parent Government Bid, in its own name utilizing Parent’s specific “Commercial and Government Entity” (CAGE) Code and the execution and delivery by Parent of this Agreement do not, and the consummation of the Merger and compliance with the terms hereof will not subject Parent or any Parent Subsidiary to the requirements stated in FAR 42.12, or require Parent or any Parent Subsidiary to seek, request, or enter into any novation agreement with any U.S. Governmental Entity, as specified in FAR 42.12.

(k)   Neither Parent nor any of the Parent Subsidiaries, nor any director, manager, or officer thereof, nor to the Knowledge of Parent, any employee or Person acting for or on behalf of any of Parent or any Parent Subsidiary, has, within the past three years: (i) used any funds for unlawful contributions, gifts, gratuities, entertainment or other unlawful expenses related to political activity; (ii) made any payment or offered, promised or authorized the payment of anything of value to any government official or employee or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Entity to obtain or retain business or direct business to any Person in violation of Law; or (iii) made any other payment in violation of Law to any official of any Governmental Entity, including but not limited to, bribes, gratuities, kickbacks, lobbying expenditures, political contributions or contingent fee payments, except in each case as would not be material.

4.22   Form S-4 and Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

4.23   Brokers and Finders. No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc. and Stone Key Partners LLC (the “Parent Financial Advisors”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent. Prior to the execution of this Agreement, Parent has furnished to the Company true and complete copies of all agreements between or among Parent and the Parent Financial Advisors relating to the transactions contemplated hereby.

4.24   Opinions of Financial Advisors. The Parent Board has received opinions from the Parent Financial Advisors to the effect that, subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio provided in the Merger is fair, from a financial point of view, to Parent.

4.25   Sufficiency of Funds. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

4.26   Ownership and Operations of Merger Sub. Parent, directly or indirectly, owns beneficially all of the outstanding shares of common stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger, has engaged in no other business activities and has conducted its operations only as contemplated hereby. The authorized shares of common stock of Merger Sub consist of 100 shares, all of which are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are directly or indirectly owned by Parent, free and clear of any Liens other than Liens imposed under any federal or state securities Laws.

4.27   Financing. Parent has delivered to the Company (i) a true and complete copy of a fully executed commitment letter dated on or about the date of this Agreement from the Financing Sources (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced, waived or extended from time to time after the date of this Agreement in compliance with Section 5.20 (collectively, the “Commitment Letter”)), and (ii) true and complete (other than with respect to redacted fees, fee amounts, pricing terms, pricing caps and other customarily-redacted economic terms, but which redacted information does not relate to or adversely affect the amount, availability, enforceability or conditionality of the Financing) copies of fully executed fee letter(s) and engagement letter(s) with respect to fees and related arrangements with respect to the Financing (collectively, the “Fee Letter”, and together with the Commitment Letter, the “Commitment Papers”), providing, subject to the terms and conditions therein, for debt financing in the amounts set forth therein (being collectively referred to as the “Financing”). As of the date of this Agreement, the Commitment Papers have not been amended or modified, and, to the Knowledge of Parent, no such amendment or modification is contemplated, and none of the respective obligations and commitments contained in the Commitment Papers have been withdrawn, terminated or rescinded in any respect and, to the Knowledge of Parent, no such withdrawal, termination or rescission is contemplated; provided that the existence or exercise of “market flex” or similar provisions contained in the Fee Letter shall not constitute an amendment or modification of the Commitment Papers. Assuming the Financing is funded in accordance with the Commitment Letter, Parent and Merger Sub will have sufficient cash on hand on the Closing Date to pay the aggregate Merger Consideration and all other cash amounts payable pursuant to this Agreement, and repay and/or refinance all Indebtedness and other obligations owing as of the Closing Date pursuant to the Existing Company Credit Agreement (the “Refinancing”). As of the date of this Agreement, the Commitment Papers are (y) legal, valid and binding obligations of Parent and, to the Knowledge of Parent, each of the other parties thereto, enforceable in accordance with their respective terms against Parent and, to the Knowledge of Parent, each of the other parties thereto (in each case, subject to bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies) and (z) in full force and effect. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or, to the Knowledge of Parent, any other party thereto under the Commitment Papers. The only conditions precedent (including any market “flex” provisions contained in the Commitment Papers) related to the obligations of the Financing Sources under the Commitment Papers to fund the full amount of the Financing are those expressly set forth in the Commitment Papers and there are no contingencies that would permit the Financing Sources to reduce the total amount of the Financing. As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy on a timely basis all of the terms and conditions to be satisfied by it in the Commitment Papers on or prior to the Closing Date, nor does Parent have Knowledge that any of the Financing Sources will not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Papers that could reasonably be expected to adversely affect the amount, availability, enforceability or conditionality of the Financing contemplated by the Commitment Papers. Parent has paid in full any and all commitment fees or other fees that are required to be paid on or before the date of this Agreement pursuant to the terms of the Commitment Papers. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement.

4.28   No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this Article IV, Parent and Merger Sub are not making and have not made, and no other Person is making or has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V - COVENANTS

5.1   Interim Operations.

(a)   Conduct of Business by the Company. Except for matters set forth in Section 5.1(a) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement (including to effect any of the transactions contemplated hereby) or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i)   (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plan, and (2) the acquisition by the Company of awards granted pursuant to the Company Stock Plan in connection with the forfeiture of such awards;

(ii)   issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for transactions among the Company and wholly owned Company Subsidiaries and for any Liens in favor of the administrative agent under the Existing Company Credit Agreement) (A) any shares of capital stock of the Company or any Company Subsidiary, (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of the capital stock of the Company or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary, or (F) any Company Voting Debt except, in each case of (A)-(F), for issuing Shares in respect of equity awards outstanding under the Company Stock Plan as of the date hereof;

(iii)   (A) amend the Company Charter or the Company Bylaws (including by merger, consolidation or otherwise), (B) amend in any material respect the charter or organizational documents of any Company Subsidiary (including by merger, consolidation or otherwise) or (C) amend the Company Stockholders Agreement, except, in the case of each of the foregoing clauses (A) and (B) as may be required by applicable Law;

(iv)   except as required by applicable Law, pursuant to the terms of any Company Plan set forth in Section 3.10 of the Company Disclosure Letter or any Material Contract as in effect on the date hereof: (A) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits payable to any employee of the Company or a Company Subsidiary at a level of director or higher, (B) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits payable to any employee with a title below director or other service provider of the Company or a Company Subsidiary, in each case of this clause (B), other than in the ordinary course of business consistent with past practices; (C) grant, announce or pay any new, retention, severance, change in control or other similar bonus or similar compensation to any employee of the Company or a Company Subsidiary, (D) establish, amend, terminate or increase the benefits or costs provided under any Company Plan, (E) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of the Company or the Company Subsidiaries, (F) hire or promote any person for employment with the Company or any Company Subsidiary at a level of director or higher or terminate (without cause) any employees of the Company or any Company Subsidiary at a level of director or higher, provided, that the Company or any Company Subsidiary may hire or promote any person to fill any such position that is vacant as of the date of this Agreement or that becomes vacant thereafter in accordance with past practices, or (G) hire, promote or terminate (without cause) any employee or service provider of the Company or the Company Subsidiaries, in each case of this clause (G), other than in the ordinary course of business consistent with past practices;

(v)   make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vi)   directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person (other than any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries);

(vii)   sell, lease (as lessor), license, covenant not to assert, mortgage, abandon, allow to lapse, and leaseback or otherwise encumber or subject to any Lien (other than any Permitted Lien), or otherwise dispose of any properties, rights or assets (including any Company Intellectual Property) that are material to the Company and its Subsidiaries taken as a whole (other than sales and non-exclusive licenses of products or services in the ordinary course of business consistent with past practice), except (A) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (B) any of the foregoing with respect to inventory in the ordinary course of business consistent with past practice, (C) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business consistent with past practice, (D) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(a)(viii) and guarantees thereof or (E) for any transactions among the Company and the wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice;

(viii)   incur any Indebtedness, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $2,500,000 in the aggregate;

(B) Indebtedness in replacement of existing Indebtedness, provided that the replacement Indebtedness does not increase the aggregate amount of Indebtedness permitted to be outstanding under the replaced Indebtedness; (C) guarantees by the Company of Indebtedness of any wholly owned Company Subsidiary and guarantees by any Company Subsidiary of Indebtedness of the Company or any other wholly owned Company Subsidiary, in each case, in the ordinary course of business consistent with past practice, (D) intercompany Indebtedness among the Company and the wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice or (E) making borrowings under the Company’s revolving credit facility (as existing on the date hereof) in the ordinary course of business consistent with past practice;

(ix)   make, or agree or commit to make any capital expenditure in excess of $500,000 in the aggregate for all such capital expenditures that are not contemplated by the capital plan for 2018 (copies of which were previously provided to Parent);

(x)   waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create material obligations of the Company or any of the Company Subsidiaries other than the payment of monetary damages (A) equal to or less than the amounts reserved with respect thereto on the Company SEC Documents or (B) not in excess of $2,500,000 in the aggregate;

(xi)   enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries, other than modifications, amendments, extensions, renewals, replacements or terminations of such Contracts in the ordinary course of business consistent with past practice;

(xii)   abandon, allow to lapse, subject to a Lien, assign, transfer, convey title (in whole or in part), license, covenant not to assert, grant any right or other licenses to, or otherwise dispose of, material trademarks, trademark rights, trade names or service marks or other material Company Intellectual Property, or enter into licenses or agreements that impose material restrictions upon the Company or any Company Subsidiaries with respect to material trademarks, trademark rights, trade names or service marks or other material Intellectual Property Rights owned by any third party, in each case other than non-exclusive licenses in the ordinary course of business consistent with past practice;

(xiii)   other than in the ordinary course of business, materially amend or modify any Company Material Contract or enter into, materially amend or modify any Contract that would be a Company Material Contract if it had been entered into prior to the date of this Agreement;

(xiv)   except as required by applicable Law, make, change or revoke any material Tax election, materially change any method of Tax accounting or annual Tax accounting period, settle any claim, action or proceeding relating to material Taxes, waive any statute of limitations for any material Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), obtain or request any material Tax ruling or closing agreement, or surrender any right to obtain a material Tax refund;

(xv)   enter into any new line of business outside of its and the Company Subsidiaries’ existing business;

(xvi)   dissolve or liquidate the Company or any Company Subsidiary; or

(xvii)   authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b)   Conduct of Business by Parent. Except for matters set forth in Section 5.1(b) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement (including to effect any of the transactions contemplated hereby) or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall, and shall cause each Parent Subsidiary to,

(i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i)   (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Parent Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Parent Stock Plans, and (3) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards.

(ii)   except in the ordinary course of business consistent with past practices, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for transactions among Parent and wholly owned Parent Subsidiaries and for any Liens in favor of the administrative agent under Parent’s existing credit agreement or any new credit agreement entered into after the date hereof) (A) any shares of capital stock of Parent or any Parent Subsidiary, (B) any other equity interests or voting securities of Parent or any Parent Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (E) any rights issued by Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary or (F) any Parent Voting Debt, except, in each case of (A)-(F), for issuing shares of Parent Common Stock in respect of equity awards outstanding under the Parent Stock Plans;

(iii)   amend the Parent Charter or the Parent By-laws except as may be required by applicable Law or the rules and regulations of the SEC or the NYSE;

(iv)   directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of Person (other than any transaction solely between Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries) if such acquisition or agreement to acquire would reasonably be expected to materially impede the ability of Parent to consummate the Merger;

(v)   except as required by applicable Law, make, change or revoke any material Tax election, materially change any method of Tax accounting or annual Tax accounting period, settle any claim, action or proceeding relating to material Taxes, waive any statute of limitations for any material Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), obtain or request any material Tax ruling or closing agreement, or surrender any right to obtain a material Tax refund;

(vi)   enter into any new line of business outside of its and the Parent Subsidiaries’ existing business if the entry into such new line of business would reasonably be expected to materially impede the ability of Parent to consummate the Merger;

(vii)   dissolve or liquidate any Parent Subsidiary or Merger Sub, other than to complete internal restructurings or dissolutions of wholly owned entities; or

(viii)   authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c)   All notices, requests, instructions, communications or other documents to be given in connection with any consultation or approval required pursuant to this Section 5.1 shall be in writing and shall be deemed given as provided for in Section 8.6, and, in each case, shall be addressed to such individuals as the Parties shall designate in writing from time to time.

5.2   Company Acquisition Proposal.

(a)   No Solicitation or Negotiation. From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article VII, except as expressly permitted by this Section 5.2, neither the Company nor any of its Subsidiaries shall, and the Company shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall use reasonable best efforts to cause its and their respective investment bankers, attorneys, accountants and other advisors, agents or representatives (collectively, along with such directors, officers and employees, “Representatives”) not to, directly or indirectly:

(i)   solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal;

(ii)   participate in any discussions or negotiations or cooperate in any way not permitted by this Section 5.2 with any Person regarding any proposal the consummation of which would constitute a Company Acquisition Proposal;

(iii)   provide any information or data concerning the Company or any of its Subsidiaries to any Person in connection with any proposal the consummation of which would constitute a Company Acquisition Proposal; or

(iv)   approve or recommend, make any public statement approving or recommending, or enter into any agreement relating to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal.

The Company shall, and the Company shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Company Acquisition Proposal. The Company shall take all actions necessary to enforce its rights under the provisions of any “standstill” agreement between the Company and any Person (other than Parent), and shall not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such person to submit a Company Acquisition Proposal; provided that the foregoing shall not restrict the Company from permitting a Person to orally and non-publicly request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(b)   Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.2(a), prior to the time, but not after, the Company Stockholder Approval is obtained, the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal (which

Company Acquisition Proposal was made after the date of this Agreement) which did not result from a breach, in any material respect, of this Section 5.2 and so long as it has provided prior written notice to Parent, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Company Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive on such Person as the Confidentiality Agreement’s terms are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of a Company Acquisition Proposal), and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Company Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with a financial advisor of nationally recognized reputation that such Company Acquisition Proposal either constitutes a Company Superior Proposal or could reasonably be expected to result in a Company Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)   Notice. The Company shall promptly (and, in any event, within one Business Day) notify Parent if (i) any written or other inquiries, proposals or offers with respect to a Company Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Company Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Company Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to or that could reasonably be expected to lead to a Company Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications), and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including by promptly providing copies of any additional requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto.

(d)   Definitions. For purposes of this Agreement:

“Company Acquisition Proposal” means any proposal (other than a proposal or offer by Parent or any of its subsidiaries) for (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (x) a person or “group”(as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of the Company; or (y) the Company issues securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of the Company; (ii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of the Company and of the subsidiaries of the Company that constitute or account for (x) more than twenty percent (20%) of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (y) more than twenty percent (20%) of the fair market value of the assets of the Company; or (iii) any liquidation or dissolution of the Company.

“Company Intervening Event” means any event, occurrence, fact, condition, change, development or effect occurring or arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement, which event, occurrence, fact, condition, change, development or effect becomes known to, or reasonably foreseeable by, the Company Board prior to the receipt of the Company Stockholder Approval and (ii) does not relate to (A) a Company Acquisition Proposal or (B) (1) any changes in the market price or trading volume of the

Company or Parent or (2) the Company or Parent meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that with respect to each of clause (1) and clause (2) the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Company Intervening Event to the extent otherwise satisfying this definition).

“Company Superior Proposal” means any bona fide, binding, written Company Acquisition Proposal (with all percentages in the definition of Company Acquisition Proposal increased to fifty percent (50%)) on terms which the Company Board determines in good faith (after consultation with outside legal counsel and financial advisors of nationally recognized reputation) to be (i) more favorable to the holders of Shares (solely in their capacity as such) than the Merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise, including termination or break-up fees and conditions to consummation contained herein)) and (ii) reasonably likely of being completed in accordance with its terms.

(e)   No Company Change in Recommendation or Company Alternative Acquisition Agreement. Except as provided in Section 5.2(f) and Section 5.2(g), the Company Board and each committee of the Company Board shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation or approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Company Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification (each, a “Company Change in Recommendation”), (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 5.2(b) entered into in compliance with Section 5.2(a)) relating to any Company Acquisition Proposal or requiring the Company (or that would require the Company) to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement (a “Company Alternative Acquisition Agreement”); or (iii) approve or recommend, or publicly propose to approve or recommend or enter into a Company Alternative Acquisition Agreement.

(f)   Fiduciary Exception to No Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 5.2(e), following receipt of an unsolicited, written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a material breach of this Section 5.2 and with respect to which the Company has received a written, definitive form of Company Alternative Acquisition Agreement, and the Company Board determining in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal, the Company Board may, at any time prior to the time the Company Stockholder Approval is obtained, make a Company Change in Recommendation with respect to such Company Superior Proposal, if all of the following conditions are met:

(i)   the Company shall have complied in all material respects with the provisions of this Section 5.2 and shall have (A) provided to Parent three Business Days’ prior written notice, which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of the Company Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Company Alternative Acquisition Agreement and all other documents related to the Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation, and (B) prior to making such a Company Change in Recommendation,

(x) engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent such that the Company Alternative Acquisition Agreement ceases to constitute a Company Superior Proposal, and (y) in determining whether to make a Company Change in Recommendation, the Company Board shall take into account any changes to the terms of this Agreement proposed in writing by Parent; and

(ii)   the Company Board shall have determined, in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that, in light of such Company Superior Proposal and taking into account any revised terms proposed in writing by Parent, such Company Superior Proposal continues to constitute a Company Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Company Change in Recommendation, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)   Company Change in Recommendation Due to Company Intervening Event. Notwithstanding anything to the contrary set forth in Section 5.2(e), upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to the time the Company Stockholder Approval is obtained, make a Company Change in Recommendation, if all of the following conditions are met:

(i)   the Company shall have (A) provided to Parent three Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Change in Recommendation, and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation and (B) prior to making such a Company Change in Recommendation, engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such three Business Day period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent in such a manner that the failure of the Company Board to make a Company Change in Recommendation in response to the Company Intervening Event in accordance with clause (ii) below would no longer be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii)   the Company Board shall have determined in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed in writing by Parent, the failure to make a Company Change in Recommendation, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h)   Certain Permitted Disclosure. Nothing contained in this Section 5.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Company Acquisition Proposal; provided that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the recommendation of the Company Board is affirmed or remains unchanged; provided, further, that this Section 5.2(h) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Sections 5.2(f) or 5.2(g). The Company shall not submit to the vote of its stockholders any Company Acquisition Proposal or Company Superior Proposal prior to the termination of this Agreement.

5.3   Parent Acquisition Proposal.

(a)   No Solicitation or Negotiation. From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article VII, neither Parent nor any of its Subsidiaries shall, and Parent shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall use reasonable best efforts to cause its and their Representatives not to, directly or indirectly:

(i)   solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal;

(ii)   participate in any discussions or negotiations or cooperate in any way not permitted by this Section 5.3 with any Person regarding any proposal the consummation of which would constitute a Parent Acquisition Proposal;

(iii)   provide any information or data concerning Parent or any of its Subsidiaries to any Person in connection with any proposal the consummation of which would constitute a Parent Acquisition Proposal;

(iv)   approve or recommend, make any public statement approving or recommending, or enter into any agreement relating to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal.

Parent shall, and Parent shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal, or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal.

(b)   Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.3(a), Parent may, in response to an unsolicited, bona fide written Permitted Parent Acquisition Proposal (which Permitted Parent Acquisition Proposal was made after the date of this Agreement) which did not result from a breach, in any material respect, of this Section 5.3 and so long as it has provided prior written notice to the Company, (i) provide access to non-public information regarding Parent or any of its Subsidiaries to the Person who made such Permitted Parent Acquisition Proposal, (ii) engage or participate in any discussions or negotiations with any such Person regarding such Permitted Parent Acquisition Proposal and (iii) cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement relating to such Permitted Parent Acquisition Proposal; provided, that prior to taking any of the actions described in clauses (i), (ii) or (iii) the Parent shall obtain a “standstill” agreement from the Person who made such Permitted Parent Acquisition Proposal that prohibits the making of any Parent Acquisition Proposal that does not constitute a Permitted Parent Acquisition Proposal. For the avoidance of doubt, to the extent that any proposal was but ceased to be a Permitted Parent Acquisition Proposal as a result of it no longer being conditioned on the consummation of the Merger or otherwise contemplates or requires Parent to abandon, terminate, delay, modify, renegotiate or fail to consummate the Merger, Parent shall immediately cease taking any actions described in clauses (i), (ii) or (iii) of the foregoing sentence and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to Parent. Parent shall take all actions necessary to enforce its rights under the provisions of any “standstill” agreement between Parent and any Person (other than the Company), and shall not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such person to submit a proposal that is not a Permitted Parent Acquisition Proposal.

(c)   Notice. Parent shall promptly (and, in any event, within one Business Day) notify the Company if (i) any written or other inquiries, proposals or offers with respect to a Parent Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Parent Acquisition Proposal are received by Parent, (ii) any non-public information is requested in connection with any Parent Acquisition Proposal from Parent or (iii) any discussions or negotiation with respect to or that could reasonably be expected to lead to a Parent Acquisition Proposal are sought to be initiated or continued with Parent, and thereafter shall keep the Company informed, on a current basis, of the status of any such discussions or negotiations.

(d)   Definitions. For purposes of this Agreement:

“Parent Acquisition Proposal” means any proposal for (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (x) a person or “group”(as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of Parent; or (y) Parent issues securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of Parent; (ii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of Parent and of the subsidiaries of Parent that constitute or account for (x) more than twenty percent (20%) of the consolidated net revenues of Parent, consolidated net income of Parent or consolidated book value of Parent; or (y) more than twenty percent (20%) of the fair market value of the assets of Parent; or (iii) any liquidation or dissolution of Parent.

“Parent Intervening Event” means any event, occurrence, fact, condition, change, development or effect occurring or arising after the date of this Agreement, including without limitation a Parent Acquisition Proposal that (i) was not known to, or reasonably foreseeable by, the Parent Board prior to the execution of this Agreement, which event, occurrence, fact, condition, change, development or effect becomes known to, or reasonably foreseeable by, the Parent Board prior to the receipt of the Parent Stockholder Approval and (ii) does not relate to (A) any changes in the market price or trading volume of Parent or the Company, (B) the Company or Parent meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that with respect to each of clause (A) and clause (B) the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Parent Intervening Event to the extent otherwise satisfying this definition), or (C) a Permitted Parent Acquisition Proposal.

“Permitted Parent Acquisition Proposal” means a Parent Acquisition Proposal that, when made and at all times thereafter, expressly requires, as a condition to the consummation of such Parent Acquisition Proposal either (i) the prior consummation of the Merger or (ii) the termination of this Agreement as a result of the Company Stockholder Approval not being obtained.

(e)   No Parent Change in Recommendation. Except as provided in Section 5.3(f), the Parent Board and each committee of the Parent Board shall not withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Company, the Parent Board Recommendation or approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Parent Acquisition Proposal that is not a Permitted Parent Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification (each, a “Parent Change in Recommendation”), (ii) cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement relating to any Parent Acquisition Proposal that is not a Permitted Parent Acquisition Proposal or requiring Parent (or that would require Parent) to abandon, terminate, delay, modify, renegotiate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(f)   Parent Change in Recommendation Due to Parent Intervening Event. Notwithstanding anything to the contrary set forth in Section 5.3(e), upon the occurrence of any Parent Intervening Event, that did not result from a material breach of this Section 5.3, the Parent Board may, at any time prior to the time the Parent Stockholder Approval is obtained, make a Parent Change in Recommendation, if all of the following conditions are met:

(i)   Parent shall have (A) provided to the Company three Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Parent Intervening Event and the rationale for the Parent Change in Recommendation, as the case may be, and (2) state expressly that, subject to clause (ii) below, the Parent Board has determined to effect a Parent Change in Recommendation and (B) prior to making such a Parent Change in

Recommendation, engaged in good faith negotiations with the Company (to the extent the Company wishes to engage) during such three Business Day period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by the Company in such a manner that the failure of the Parent Board to make a Parent Change in Recommendation in response to the Parent Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii)   The Parent Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation, that in light of such Parent Intervening Event and taking into account any revised terms proposed in writing by the Company, the failure to make a Parent Change in Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)   Certain Permitted Disclosure. Nothing contained in this Section 5.3 shall be deemed to prohibit Parent from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Parent Acquisition Proposal; provided that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the recommendation of the Parent Board is affirmed or remains unchanged; provided, further, that this Section 5.3(g) shall not be deemed to permit Parent or the Parent Board to effect a Parent Change in Recommendation, except in accordance with Section 5.3(f).

5.4   Information Supplied. (a) The Company and Parent shall jointly prepare and cause to be filed with the SEC a joint proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) with respect to the Company Stockholders Meeting and the Parent Stockholders Meeting. As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of the Company and Parent shall furnish all information concerning the Company and the holders of Shares and Parent and the holders of the capital stock of Parent, as applicable, as may be reasonably requested in connection with any such action. Each of the Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders and Parent’s stockholders, as applicable, as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(b)   No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement/ Prospectus will be made by the Company or Parent, in each case without providing the other Party a reasonable opportunity to review and comment thereon (other than, in each case, any filing, amendment or supplement in connection with a Company Change in Recommendation or a Parent Change in Recommendation, as applicable), and each Party shall consider in good faith all comments reasonably proposed by the other Party. Each of the Company and Parent shall promptly provide the other with copies of all such filings, amendments or supplements to the extent not publicly available. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other and provide such other assistance as may be reasonably requested by such other Party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation of the Form S-4 or Joint Proxy Statement/ Prospectus, as applicable, and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Company Stockholder Approval or the

Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/ Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company or the stockholders of Parent, as applicable. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement/Prospectus, or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Form S-4, Joint Proxy Statement/ Prospectus or the Merger and (ii) all orders of the SEC relating to the Form S-4. No response to any comments from the SEC or the staff of the SEC relating to the Joint Proxy Statement/ Prospectus will be made by either Party without providing the other a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC, and each Party shall consider in good faith all comments reasonably proposed by the other Party. The Parties will cause the Form S-4 and Joint Proxy Statement/ Prospectus to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

5.5   Company and Parent Stockholder Meetings.

(a)   Company Stockholders Meeting.

(i)   The Company will, as promptly as practicable in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call and give notice of, and use its reasonable best efforts to convene a meeting of holders of Shares to consider and vote upon the adoption of this Agreement (the “Company Stockholders Meeting”). Subject to the provisions of Section 5.2, the Company Board shall include the Company Board Recommendation in the Joint Proxy Statement/ Prospectus and recommend at the Company Stockholders Meeting that the holders of Shares adopt this Agreement and shall use its reasonable best efforts to obtain and solicit such adoption. Notwithstanding the foregoing, (x) if on or before the date on which the Company Stockholders Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies representing the Company Stockholder Approval, whether or not a quorum is present or (ii) it will not have enough Shares represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company may (and, if requested by Parent, the Company shall) postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting and (y) the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of the Company prior to the Company Stockholders Meeting, as long as the date of the Company Stockholders Meeting is not postponed or adjourned more than an aggregate of thirty calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y).

(ii)   Notwithstanding any Company Change in Recommendation, the Company shall submit this Agreement to the holders of Shares for adoption at the Company Stockholders Meeting unless this Agreement is terminated in accordance with Article VII prior to the Company Stockholders Meeting. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by

Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

(b)   Parent Stockholders Meeting.

(i)   Parent will, in accordance with applicable Law and the Parent Charter and Parent Bylaws, establish a record date for, duly call and give notice of, and use its reasonable best efforts to convene and hold a meeting of holders of capital stock of Parent to consider and vote upon the Parent Share Issuance as promptly as practicable. Subject to the provisions of Section 5.3, the Parent Board shall include the Parent Board Recommendation in the Joint Proxy Statement/ Prospectus and recommend at the Parent Stockholders Meeting that the holders of capital stock of Parent approve the Parent Share Issuance and shall use its reasonable best efforts to obtain and solicit such approval. Notwithstanding the foregoing, (x) if on or before the date on which the Parent Stockholders Meeting is scheduled, Parent reasonably believes that (A) it will not receive proxies representing the Parent Stockholder Approval, whether or not a quorum is present, or (B) it will not have enough shares of Parent Common Stock represented to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, Parent may (and, if requested by the Company, Parent shall) postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders Meeting and (y) Parent may postpone or adjourn the Parent Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholders Meeting, as long as the date of the Parent Stockholders Meeting is not postponed or adjourned more than an aggregate of thirty calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y).

(ii)   Notwithstanding any Parent Change in Recommendation, Parent shall seek the Parent Stockholder Approval at the Parent Stockholders Meeting unless this Agreement is terminated in accordance with Article VII prior to the Parent Stockholders Meeting. Without the prior written consent of the Company, the Parent Share Issuance shall be the only matter (other than matters of procedure and matters required by Law to be voted on by Parent’s stockholders in connection with the transactions contemplated hereby) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders Meeting.

5.6   Filings; Other Actions; Notification.

(a)   The Company and Parent shall, subject to Sections 5.2 and 5.3, cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws and Orders to consummate and make effective the Merger and the other transactions contemplated by this Agreement as expeditiously as possible, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing within ten (10) Business Days after the date of this Agreement the notifications, filings and other information required to be filed under the HSR Act and to obtain as expeditiously as possible all Consents, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (ii) satisfying the conditions to consummating the Merger, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, (iv) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Merger and (v) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. For the avoidance of doubt, Parent shall pay the HSR filing fee owed by Parent and any foreign filing fee owed by the Company or Parent.

(b)   Subject to Section 5.6(c), in the event that the Parties receive a request for information or documentary material pursuant to the HSR Act or any other Antitrust Laws (a “Second Request”), unless otherwise agreed to by the Parties, the Parties will use their reasonable best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process. Neither Party shall agree to extend any waiting period under the HSR Act or any other Antitrust Laws or enter into any agreement with any Governmental Entity to delay the transactions contemplated hereby except with prior written consent of the other Party. None of the Parties shall knowingly take, cause or permit to be taken or omit to take any action which such Party reasonably expects is likely to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to by the Parties.

(c)   Parent and the Company shall cooperate with respect to the Antitrust Laws. No Party or its counsel shall independently participate in any substantive call or meeting relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without giving the other Party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each Party shall notify the other, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 5.6, (ii) prior to submitting any such filing or making any such communication or inquiry, such Party shall provide the other Party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other Party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other Party with a copy of any such filing or, if in written form, communication or inquiry and (iv) consult with the other Party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 5.6 may be (x) reasonably redacted (A) to remove references concerning the valuation of the Company and the Merger, (B) as necessary to comply with contractual arrangements, (C) as necessary to address reasonable privilege concerns, (D) as necessary to remove competitively sensitive material, or (E) as otherwise required by applicable Law or (y) provided to the other Party as “Outside Counsel Only Material” or with similar restrictions pursuant to Section 5.7(c).

(d)   In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.6, each of the Parties shall prepare and submit, in a form acceptable to the cognizant security agency, to the Defense Security Service (“DSS”) of the United States Department of Defense a notification under NISPOM and any other applicable national or industrial security regulations, and any other applicable customer, national or industrial security regulations or customer program security requirements; provided, that each of Parent and the Company shall have approval rights over the content of all related communications, filings and notifications and shall be entitled to participate in all related discussions, where acceptable to the cognizant security agency.

(e)   In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.6, each of the Parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby. For the purposes of this Section 5.6, “reasonable best efforts” shall include taking any and all actions necessary to obtain the Consents or waiting period expirations of any Governmental Entity required to consummate the Merger prior to the Termination Date, including (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, products or equity interests of the Company or its

Subsidiaries or any of Parent’s or its Subsidiaries’ other businesses, assets, products or equity interests now owned or hereafter acquired by Parent, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries, (iii) otherwise taking or committing to any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, products or equity interests of Parent or the Company (including any of their respective Subsidiaries) and (iv) making, or causing any Subsidiaries to make, any commitment, or committing to (or causing any Subsidiaries to commit to) make any commitment (to any Governmental Entity or otherwise) regarding the future operations of Parent or the Company (including any of their respective Subsidiaries) (the “Regulatory Actions”); provided that Parent shall not be required to accept or agree to any Regulatory Action that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a Regulatory Material Adverse Effect on Parent or on the Company. “Regulatory Material Adverse Effect” means, with respect to any Person, any Effect, in each case resulting from or arising out of the matters contemplated by this Section 5.6 that has a material adverse effect on the financial condition, business, revenue or EBITDA of such Person and its Subsidiaries, taken as a whole; provided that, for purposes of determining whether any action, term or condition would have or would reasonably be expected to have a Regulatory Material Adverse Effect on Parent, Parent and its Subsidiaries will collectively be deemed to be a company the size of (and with revenue and EBITDA equal to those of) the Company and its Subsidiaries, taken as a whole; provided, further, that, for purposes of determining whether any action, term or condition would have or would reasonably be expected to have a Regulatory Material Adverse Effect on Parent or on the Company, impacts on Parent, the Company or any of their respective Subsidiaries will be aggregated. “EBITDA” means, with respect to any Person, the sum of (1) consolidated net income, determined in accordance with GAAP, plus (2) without duplication and to the extent deducted in determining such consolidated net income, the sum of (I) consolidated interest expense, (II) consolidated income tax expense and (III) all amounts attributed to depreciation or amortization, in each case of such Person and its Subsidiaries. Nothing in this Section 5.6 shall require Parent, the Company or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(f)   In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

(g)   Information. The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Form S-4, Joint Proxy Statement/ Prospectus and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(h)   Status. The Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

5.7   Access; Consultation. (a) Upon reasonable notice, and except as may otherwise be required by applicable Law, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford the other Party’s Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to the other Party’s, and each of its Subsidiaries’ employees, properties, assets, books, records and contracts and, during such period, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, furnish promptly to the other all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by the other; provided that no investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by the Company or Parent; and provided, further that the foregoing shall require neither the Company nor Parent to permit any invasive environmental sampling or to disclose any information pursuant to this Section 5.7 to the extent that (i) in the reasonable good faith judgment of such Party, any applicable Law requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of such Party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further that with respect to clauses (i) through (iii) of this Section 5.7(a), Parent or the Company, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 5.7 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other Party. All requests for information made pursuant to this Section 5.7 shall be directed to an executive officer of the Company or Parent, as applicable, or such Person as may be designated by any such executive officer.

(b)   Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All information exchanged pursuant to this Section 5.7 shall be subject to the Confidentiality Agreement. To the extent that any of the information or material furnished pursuant to this Section 5.7 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and, to the fullest extent permitted by Law, shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall, to the fullest extent permitted by Law, remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Prior to the Effective Time, the Company and Parent shall reasonably cooperate in identifying any actions or practices of the Company or any of its Subsidiaries that could require remediation under applicable Law and, to the extent identified, shall cooperate in taking commercially reasonable actions or practices and other customary actions to reduce the risks related to such actions where the failure to remediate would reasonably be likely to result in substantial fines or penalties.

(c)   Each of the Company and Parent shall give prompt notice to one another upon obtaining Knowledge of any Effect that would reasonably be likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect (as applicable), or of any reasonably likely failure of any condition to Parent’s or the Company’s obligations to effect the Merger (as applicable).

5.8   Stock Exchange Listing, De-listing and De-registration. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. The Company shall take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on the NYSE to be de-listed from the NYSE and de-registered under the Exchange Act as soon as possible following the Effective Time.

5.9   Publicity. The initial press release with respect to the Merger and the other transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other the reasonable opportunity to review and comment on, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement and any filings with any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable Party is consistent with prior press releases issued or public statements made in compliance with this Section 5.9 or (d) with respect to any Company Change in Recommendation or Parent Change in Recommendation made in accordance with this Agreement or the other Party’s response thereto.

5.10   Employee Benefits.

(a)   Parent agrees that each employee of the Company or a Company Subsidiary who continues to remain employed with the Company or its Subsidiaries following the Effective Time (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on December 31, 2019 (the “Continuation Period”), be provided with (i) an annual rate of base salary or base wage that is no less favorable than the base salary or base wages provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable in the aggregate than the target annual cash bonus opportunities provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) long-term incentive opportunities that are no less favorable in the aggregate than the long-term incentive opportunities provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time. Parent agrees that Continuing Employees shall, during the Continuation Period, be provided with pension, welfare and other employee benefits that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such Continuing Employees as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, annual and long-term incentive opportunities and equity-based compensation). Additionally, Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on December 31, 2019, be provided with severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries to such Continuing Employee under the Company Plans set forth on Section 5.10 of the Company Disclosure Letter. Parent shall or shall cause the Surviving Company to honor the annual bonus obligations set forth on Section 5.10 of the Company Disclosure Letter. Subject to Section 5.10(e), following the Effective Time, Parent shall or shall cause the Surviving Company to honor all Company Plans, in accordance with their terms.

(b)   Parent shall or shall cause the Surviving Company to waive, or cause its insurance carriers to waive, all pre-existing conditions, exclusions or waiting periods that could otherwise apply to any Continuing Employee under the benefit plans provided for such Continuing Employee following the Closing, except to the extent such conditions, exclusions or waiting periods were applicable to the Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Continuing Employee is eligible to participate following the Closing Date.

(c)   From and after the Closing Date, Parent shall or shall cause the Surviving Company to, provide credit to Continuing Employees for their service recognized by the Company and its Subsidiaries as of the Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company Plans, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(d)   As soon as practicable following the date hereof, the Company shall take all actions with respect to the ESPP to provide that with respect to any offering periods in effect as of the date hereof (the “Current Purchase Period”), (x) no employee who is not a participant in the ESPP as of the date hereof may become a participant in the ESPP, and (y) each individual participating in the Current Purchase Period in progress on the date of this Agreement will not be permitted to increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect immediately prior to the date of this Agreement, except as may be required by applicable Law. In addition, (i) the Current Purchase Period will end on December 31, 2018; provided that if the Effective Time is prior to December 31, 2018, the Company will end the Current Purchase Period on a specified trading day occurring at least ten (10) days prior to the date on which the Effective Time occurs; (ii) there will be no offering periods following the Current Purchase Period and (iii) in all events, the Company shall terminate the ESPP prior to the Effective Time.

(e)   If Parent so requests (which request shall be made not less than forty-five (45) days prior to the Effective Time), the Company shall take any and all actions required (including, without limitation, the adoption of resolutions by the Company Board of Directors) to amend, suspend or terminate any or all Company Plans immediately prior to the Effective Time to the extent such actions are permitted by Law (including any required prior notice obligations), the terms of this Section 5.10, or the terms of the applicable plan; provided that any amendment, suspension or termination of any Company Plan shall not impact the benefits required to be provided pursuant to Section 5.10(a).

(f)   The provisions of this Section 5.10 are solely for the benefit of the Parties to this Agreement, and no other Person, including any current or former employee, participant in any Company Plan or other dependent, beneficiary or other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement (except to the extent provided in Section 8.8), no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Company Plan or any employee benefit plan of Parent, the Surviving Company or any of their Affiliates, (ii) alter or limit the ability of Parent or any of its Affiliates to amend, modify or terminate any Company Plan, any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 5.10, (iv) prevent Parent, the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (v) be deemed to confer upon any such individual or legal representative any right to continued employment or any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

5.11   Expenses. Except as otherwise provided in Sections 7.5 and 7.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

5.12   Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “proceeding”) (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of the fact that such Indemnified Party is or was a director or officer of the Company, or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been required to under Delaware Law, any applicable indemnification agreement to which such Person is a party in effect as of the date of this Agreement, the Company Charter or Company Bylaws in effect on the date of this Agreement to indemnify such Person (and the Surviving Company shall also advance expenses as incurred by Indemnified Parties in defending any proceeding to the same extent as such Indemnified Parties are entitled to advance of expenses as of the date of this Agreement by Company pursuant to the Company Charter, Company Bylaw or any applicable indemnification agreement to which such Person is a party; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). Parent shall ensure that the organizational documents of the Surviving Company shall, for a period of six years from and after the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Charter and Company Bylaws. Any right of indemnification of an Indemnified Party pursuant to this Section 5.12 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b)   Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however that in no event shall the Company expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by the Company for such insurance provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

If Parent or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations of Parent set forth in this Section 5.12.

(c)   The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 5.12 shall be in addition to any rights such individual may have under Delaware Law, any applicable indemnification agreement to which such Person is a party, the Company Charter or the Company Bylaws.

(d)   Neither of Parent or the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld or delayed) to such settlement, compromise or consent.

(e)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to or in substitution for any such claims under such policies.

5.13   Takeover Statute. The Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the transactions contemplated hereby and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the transactions contemplated hereby, take all action reasonably appropriate to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement.

5.14   Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

5.15   Section 16(b). The board of directors of each of the Company and Parent (or, in each case, a duly authorized committee thereof) shall, prior to the Effective Time, take all such actions within its control as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company and acquisitions of equity securities of Parent (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company or is or may become a director or executive officer of Parent in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.16   Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the Parties, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with Delaware Law, by written consent.

5.17   Stockholder Litigation. Each Party shall notify the other Party, in writing and promptly after acquiring knowledge thereof, of any litigation related to this Agreement, the Merger or the other transactions contemplated hereby that is brought against or, to the Knowledge of such Party, threatened against, such Party, its Subsidiaries and/or any of their respective directors or officers and shall keep the other Party informed on a reasonably current basis with respect to the status thereof. The Parties agree to cooperate in the defense and settlement of any such litigation, and the Company shall not settle any such litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Without limiting in any way the Parties’ obligations under Section 5.6, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 5.17.

5.18   Tax Treatment.

(a)   The Company and Parent shall each use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and cooperate with one another in obtaining an opinion from Weil, Gotshal & Manges LLP (“Company’s Counsel”) or Morrison & Foerster, LLC (“Parent’s Counsel”), as provided for in Section 6.3(d), and neither shall take any action (or fail to take any action) that is reasonably likely to prevent or impede such qualification. Parent will report the Merger in a manner consistent with such qualification.

(b)   Each of the Company and Parent shall deliver to the Company’s Counsel and Parent’s counsel at such time or times as requested by the Company’s Counsel or Parent’s Counsel letters signed by an officer thereof and containing representations substantially in the form of Exhibits B and C hereto, respectively, for the purposes of obtaining a tax opinion from the Company’s Counsel to the effect that the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

5.19   Directorship. Effective as of the Effective Time, Parent shall cause the board of directors of Parent to consist of eleven (11) members. Parent shall appoint two individuals who are currently members of the Company Board to serve on the board of directors of Parent, to be mutually agreed upon by Parent and the Company.

5.20   Financing.

(a)   Parent shall use its, and shall cause its controlled Affiliates to use their, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions (including the market “flex” provisions) set forth in the Commitment Papers contemporaneously with the Closing, including by using its reasonable best efforts to (i) maintain in effect the Commitment Papers, (ii) negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Commitment Papers and (iii) satisfy on or prior to the Closing Date all conditions in the Commitment Papers and the Definitive Agreements and comply with its obligations thereunder. In the event that all conditions contained in the Commitment Papers or the Definitive Agreements (other than the consummation of the Merger and other than those that by their nature are to be satisfied at the Closing) have been satisfied or waived, Parent shall use its reasonable best efforts to in all material respects enforce its rights under the Commitment Papers, including using reasonable best efforts to cause the Lenders to comply with their respective obligations thereunder, including to fund the Financing. Parent shall not, without the prior written consent of the Company, permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Commitment Papers if such termination, amendment, supplement, modification or waiver would (A) reduce the aggregate amount of the Financing to an amount that, when combined with cash of the Parent, would not be sufficient to consummate the Refinancing, (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions precedent to the Financing in a manner that would reasonably be expected to prevent or materially impede or delay the funding of the Financing, (C) adversely impact the ability of Parent to enforce its rights against the other parties to the Commitment Papers or (D) would otherwise reasonably be expected to prevent or materially impede or delay the funding of the Financing. Parent shall promptly deliver to the Company true and complete copies of any amendment, modification, supplement, consent or waiver to or under any Commitment Papers promptly upon execution thereof.

(b)   Parent shall keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice of (i) any actual or threatened breach, default, termination, cancellation or repudiation by any party to the Commitment Papers and the receipt of any written notice or other written communication from any Financing Source with respect to any breach, default, termination, cancellation or repudiation by any party to the Commitment Papers, or (ii) the occurrence of an event or development that could reasonably be expected to adversely affect the ability of Parent to obtain all or any portion of the Financing on the Closing Date to the extent necessary to fund the Refinancing. As soon as reasonably practicable after the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. If the Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Commitment Papers (other than solely as a result of Company’s material breach of any covenant in this Section 5.20), Parent shall (i) use its reasonable best efforts to arrange and obtain, in replacement thereof alternative financing (the “Alternative Financing”) in an amount, when combined with cash on hand of Parent, sufficient to consummate the Refinancing with terms and conditions (including market “flex” provisions) not less favorable to Parent (or its Affiliates) than the terms and conditions set forth in the Commitment Papers and (ii) promptly notify the Company of such unavailability and the reason therefor. Upon any amendment, supplement, modification, waiver or replacement of the Commitment Papers in accordance with the terms hereof (including upon the execution of any commitment letter or fee letter in respect of any Alternative Financing), the terms “Financing”, “Commitment Letter”; Fee Letter” and “Commitment Papers” shall mean the applicable Financing, Commitment Letters, Fee Letters and Commitment Papers as so amended, supplemented, modified, waived or replaced, and Parent shall deliver to the Company true and complete copies of the alternative debt financing letters (including fee letters that shall have fee or related information redacted in a manner consistent with the Fee Letter delivered as of the date of this Agreement). The foregoing notwithstanding, compliance by Parent with this Section 5.20 shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(c)   Prior to the Closing Date, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use its reasonable best efforts to cause its and their respective officers, employees and advisors to provide, to Parent, at Parent’s sole cost and expense, such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Financing, including using its reasonable best efforts to:

(i)   as promptly as reasonably practicable, furnish Parent with the Required Information;

(ii)   upon reasonable advance notice, cause senior management of the Company to participate in a reasonable number of investor and lender meetings and sessions with rating agencies in connection with the Financing at reasonable times and locations mutually agreed, and assist Parent in obtaining ratings in connection with the Financing;

(iii)   assist Parent with the preparation by Parent and the Lender Related Parties of, and use reasonable best efforts to provide, customary information about the Company necessary for the preparation of, materials for rating agency presentations, bank information memoranda, lender presentations, syndication memoranda and similar marketing materials, memoranda or documents, and due diligence memoranda and schedules to definitive financing documentation, in each case to the extent, and solely to the extent, such materials relate to information concerning the Company and the Company Subsidiaries;

(iv)   execute and deliver as of (but not prior to) the Closing any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (provided that (A) none of the documents or certificates shall be executed or delivered except in connection with the Closing (except for customary “authorization letters”, authorizing, among other things, the distribution of information to prospective lenders and identifying, among other things, any portion of such information that constitutes material, non-public information regarding the Company and its subsidiaries or their respective securities, which shall be executed by an officer of the Company prior to Closing), (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees involved prior to the Closing Date); and otherwise reasonably facilitate the pledging of collateral;

(v)   subject to Section 5.20(d), cause the taking of corporate and other actions by the Company and its Subsidiaries that are reasonably necessary to permit the consummation of the Financing on the Closing Date and to permit the proceeds thereof to be made available to Parent as of the Closing; it being understood and agreed that (A) no such corporate or other action will take effect prior to the Closing and (B) any such corporate or other action will only be required of the directors, members, partners, managers or officers of the Company and its Subsidiaries who retain their respective positions as of the Closing;

(vi)   provide, at least five Business Days prior to the Closing, all documentation and other information about the Company and its Subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, in each case to the extent requested at least ten Business Days in advance of the Closing;

(vii)   as promptly as reasonably practicable, inform Parent if the Company or its Subsidiaries shall have actual knowledge of any facts that (x) require the restatement of any financial statements comprising a portion of the Required Information in order for such financial statements to comply with GAAP or (y) result in any of the Required Information no longer being Compliant; and

(viii)   prior to or at, and conditioned upon, the occurrence of the Closing, deliver all notices and take all other actions required to facilitate (i) the termination of commitments (if any) under the Existing Company Credit Agreement, the repayment in full of all obligations then outstanding thereunder, if any, and the release of all Liens in connection therewith, if any, on the Closing Date, and deliver to Parent prior to the Closing Date a customary payoff letter in respect of the Existing Company Credit Agreement or such termination or other documents as may be reasonably required by the Lender Related Parties, which payoff letter or other documents shall (A) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to the Existing Company Credit Agreement as of the Closing Date (the “Payoff Amount”) and (B) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations that customarily remain following termination of a credit agreement) and Liens in connection therewith on the assets of the Company or any of its Subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time and (ii) the satisfaction and discharge of that certain Indenture dated August 12, 2016 (the “Indenture”) relating to the 8.875% Senior Notes due 2024, by and among the Company, Deutsche Bank Trust Company Americas, as trustee, and the other parties thereto, in accordance with Article Four of the Indenture.

(d)   Notwithstanding anything to the contrary herein, none of such requested cooperation provided in accordance with this Section 5.20 shall unreasonably interfere with the normal business or operations of the Company and its Subsidiaries and in no event shall the Company or any of its Subsidiaries be required to (i) bear any expense, pay any commitment or other fee, enter into any definitive agreement, incur any other liability, make any other payment, be an issuer or other obligor with respect to the Financing or agree to provide any indemnity in connection with the Financing or any of the foregoing in each case prior to the Effective Time or (ii) take any action to cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent or Merger Sub the right to terminate this Agreement or seek indemnity under the terms hereof. In addition, nothing in this Section 5.20 shall require (u) access to or disclosure of information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, (v) the preparation of any financial statements or information that (1) are not available to it and prepared in the ordinary course of its financial reporting practice or (2) would not otherwise be available to it or capable of being prepared by it without undue burden or other than with the use of its reasonable best efforts, (w) any action that would conflict with or violate the Company Charter, Company Bylaws or any Law or result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Company Material Contract, (x) any employee, officer or director of the Company or any of its Subsidiaries incurring any personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the Financing, (y) the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing or any documentation related thereto, prior to the Effective Time or (z) the Company, any of its Subsidiaries or their counsel to provide any legal opinion in connection with the Financing. For the avoidance of doubt, none of the Company or any of its Subsidiaries or their respective officers, directors (with respect to any Subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Financing contemplated by the Commitment Letter (except for customary “authorization letters”, authorizing, among other things, the distribution of information to prospective lenders and identifying, among other things, any portion of such information that constitutes material, non-public information regarding the Company and its Subsidiaries or their respective securities, which shall be executed by an officer of the Company prior to Closing) that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of the Company that will not be continuing directors, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with the cooperation contemplated by this Section 5.20 and shall indemnify and hold harmless the Company and its Subsidiaries and their respective

Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Parent pursuant to this Section 5.20 and any information used in connection therewith, except to the extent such losses arise out of or result from the gross negligence or willful misconduct of the Company or its Subsidiaries and/or any of their respective Representatives acting on behalf or at their instruction. All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 5.20 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that the Company acknowledges and confirms that Parent or its Representatives may disclose such confidential information to the Financing Sources subject to compliance with the applicable provisions of the Confidentiality Agreement.

(e)   The Company hereby consents to the use of its logos solely in connection with the Financing; provided that Parent shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made available to Parent prior to the date of this Agreement.

(f)   Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any Alternative Financing, is not a condition to Closing.

ARTICLE VI - CONDITIONS

6.1   Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)   Stockholder Approvals. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law, the Company Charter and the Company Bylaws and (ii) the Parent Stockholder Approval shall have been obtained in accordance with applicable Law, the Parent Charter and the Parent Bylaws.

(b)   Governmental Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(c)   Law; Judgment. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

(d)   NYSE Listing. The shares of Parent Common Stock issuable in connection with the Merger shall have been approved for listing on NYSE, subject to official notice of issuance.

(e)   Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened.

6.2   Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)   Representations and Warranties. The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 3.1 (Organization, Good Standing and Qualification), 3.3(a) (Capital Structure), 3.4 (Corporate Authority and Approval), and 3.23 (Brokers and Finders)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; the representations and warranties of the Company contained in Sections 3.1 (Organization, Good Standing and Qualification), 3.4 (Corporate Authority and Approval), and 3.23

(Brokers and Finders) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and the representations and warranties of the Company contained in Section 3.3(a) (Capital Structure) shall be true and correct in all respects, except for de minimis inaccuracies at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)   Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)   No Company Material Adverse Effect. After the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Company Material Adverse Effect.

(d)   Company Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied.

(e)   FIRPTA Certificate. Parent shall have received, on or prior to the Closing, a certificate meeting the requirements of Treasury Regulation Section 1.1445-2(c)(4) to the effect that the Shares are not a “U.S. real property interest” within the meaning of Section 897 of the Code.

6.3   Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)   Representations and Warranties. The representations and warranties of Parent contained in this Agreement (except for the representations and warranties contained in Sections 4.1 (Organization, Good Standing and Qualification), 4.3(a) (Capital Structure), 4.4 (Corporate Authority and Approval) and 4.23 (Brokers and Finders)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; the representations and warranties of Parent contained in Sections 4.1 (Organization, Good Standing and Qualification), 4.4 (Corporate Authority and Approval) and 4.23 (Brokers and Finders) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and the representations and warranties of Parent contained in Section 4.3(a) (Capital Structure) shall be true and correct in all respects, except for de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)   Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)   No Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect.

(d)   Tax Opinion. The Company shall have received the written opinion of Company’s Counsel, dated as of the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if Company’s Counsel shall not render such opinion, this condition will nonetheless be deemed satisfied if Parent’s Counsel shall render such opinion to the Company. In rendering such opinion, Company’s Counsel or Parent’s Counsel, as appropriate shall be entitled to rely upon the representations contained in the letters of Parent and the Company referred to in Section 5.18(b) hereto and upon such other representations as the counsel rendering such tax opinion reasonably deems relevant.

(e)   Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied

6.4   Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of any provision of this Agreement.

ARTICLE VII - TERMINATION

7.1   Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the date of the Company Stockholder Approval and the Parent Stockholder Approval referred to in Section 6.1(a), by mutual written consent of the Company and Parent.

7.2   Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a)   the Merger shall not have been consummated by 5:00 p.m. (New York City time) on June 10, 2019 (the “Termination Date”), whether such date is before or after the date of the Company Stockholder Approval and Parent Stockholder Approval referred to in Section 6.1(a);

(b)   the Company Stockholder Approval shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the adoption of this Agreement was taken;

(c)   the Parent Stockholder Approval shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the issuance of the Parent Common Stock was taken; or

(d)   any Law or Judgment permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, whether before or after the date of the Company Stockholder Approval and Parent Stockholder Approval referred to in Section 6.1(a);

provided that the right to terminate this Agreement pursuant to Section 7.2(a) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of the failure of the Merger to be consummated.

7.3   Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company if:

(a)   at any time prior to the Parent Stockholder Approval having been obtained, (i) the Parent Board shall have made a Parent Change in Recommendation, (ii) Parent shall have failed to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus or (iii) Parent shall have materially breached or shall have failed to perform in any material respect its obligations set forth in Section 5.3; or

(b)   at any time prior to the Effective Time, whether before or after the Company Stockholder Approval referred to in Section 6.1(a) is obtained, by action of the Company Board if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Sections 6.3(a) or 6.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty days following notice to Parent from the Company of such breach or failure and (ii) the date that is three Business Days prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(b) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement.

7.4   Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)   at any time prior to the Company Stockholder Approval having been obtained, (i) the Company Board shall have made a Company Change in Recommendation, (ii) the Company shall have failed to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus or (iii) the Company shall have materially breached or shall have failed to perform in any material respect its obligations set forth in Section 5.2; or

(b)   at any time prior to the Effective Time, whether before or after the Parent Stockholder approval referred to in Section 6.1(a) is obtained, by action of the Parent Board, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Sections 6.2(a) or 6.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty days following notice to the Company from Parent of such breach or failure and (ii) the date that is three Business Days prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement.

7.5   Company Termination Fee.

(a)   If this Agreement is terminated (i) by Parent pursuant to Section 7.4(a) (Company Change in Recommendation), then the Company shall, within two Business Days after such termination, pay Parent a fee equal to $50,000,000 plus the Parent Expenses (the “Company Termination Fee”) less any amount of Parent Expenses previously paid by the Company.

(b)   If (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.2(a) (Termination Date) or Section 7.2(b) (Company Stockholder Approval), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a Company Acquisition Proposal shall have been publicly made to the Company or any of its Subsidiaries or shall have been made directly to the Company’s stockholders or otherwise communicated to the Company Board and the Company’s stockholders (whether or not conditional) (or any Person shall have publicly announced a bona fide written intention, whether or not conditional, to make a Company Acquisition Proposal) and, in each case, not withdrawn, and (iii) within twelve months after the date of a termination in either of the cases referred to in clause (i) of this Section 7.5(b), the Company consummates a Company Acquisition Proposal or enters into an agreement contemplating a Company Acquisition Proposal which is subsequently consummated, then the Company shall pay the Company Termination Fee, less any amount of Parent Expenses previously paid by the Company, concurrently with such consummation; provided that solely for purposes of this Section 7.5(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”. In no event shall the Company be required to pay the Company Termination Fee or the Parent Expenses on more than one occasion.

(c)   If this Agreement is terminated by Parent or the Company pursuant to Section 7.2(b) (Company Stockholder Approval), then the Company shall pay to Parent, by wire transfer of immediately available funds, a fee equal to $10,000,000 (the “Parent Expenses”) as promptly as practicable (and, in any event, within two Business Days following such termination).

7.6   Parent Termination Fee.

(a)   If this Agreement is terminated by the Company pursuant to Section 7.3(a) (Parent Change in Recommendation) then Parent shall, within two Business Days after such termination pay the Company a fee equal to $100,000,000 plus the Company Expenses (the “Parent Termination Fee”) less any amount of Company Expenses previously paid by Parent. In no event shall Parent be required to pay the Parent Termination Fee or the Company Expenses on more than one occasion.

(b)   If (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.2(a) (Termination Date) or Section 7.2(c) (Parent Stockholder Approval), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a Parent Acquisition Proposal (other than a Permitted Parent Acquisition Proposal) shall have been publicly made to Parent or any of its Subsidiaries or shall have been made directly to Parent’s stockholders or otherwise communicated to the Parent Board and Parent’s stockholders (whether or not conditional) (or any Person shall have publicly announced a bona fide written intention, whether or not conditional, to make a Parent Acquisition Proposal ( other than a Permitted Parent Acquisition Proposal)) and, in each case, not withdrawn, and (iii) within twelve months after the date of a termination in either of the cases referred to in clause (i) of this Section 7.6(b), Parent consummates a Parent Acquisition Proposal or enters into an agreement contemplating a Parent Acquisition Proposal which is subsequently consummated, then Parent shall pay the Parent Termination Fee, less any amount of Company Expenses previously paid by Parent, concurrently with such consummation; provided that solely for purposes of this Section 7.6(b), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”. In no event shall Parent be required to pay the Parent Termination Fee or the Company Expenses on more than one occasion.

(c)   If this Agreement is terminated by Parent or the Company pursuant to Section 7.2(c) (Parent Stockholder Approval), then Parent shall pay to the Company, by wire transfer of immediately available funds, a fee equal to $10,000,000 (the “Company Expenses”) as promptly as practicable (and, in any event, within two Business Days following such termination).

7.7   Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement (other than as set forth in this Section 7.7 and in Section 8.1) shall become void and of no effect with no liability on the part of any Party (or of any of its respective Representatives); provided that no such termination shall relieve any Party (1) from any liability for fraud or Willful Breach of this Agreement prior to such termination or (2) from any obligation to pay, if applicable, the Company Termination Fee or the Parent Expenses pursuant to Section 7.5 or Parent Termination Fee, or the Company Expenses pursuant to Section 7.6. For purposes of this Agreement, the term “Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act. For the avoidance of doubt, the Parties acknowledge and agree that any failure by Parent to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred as a result of Parent’s failure to obtain the Financing sufficient to consummate the transactions contemplated by this Agreement when all of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the fulfillment or waiver (to the extent permitted by applicable Law) of those conditions) have been satisfied or waived in accordance with this Agreement on or prior to such date, shall be deemed to be a Willful Breach of this Agreement by Parent for purposes of this Agreement.

(b)   Each Party acknowledges that the agreements contained in this Section 7.7 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would have entered into this Agreement; accordingly, if the Company fails to pay promptly the amount due pursuant to Section 7.5 or Parent fails to pay promptly the amount due pursuant to Section 7.6 (any such amount due, a “Payment”), and, in order to obtain such Payment, the Party entitled to receive such Payment (the “Recipient”) commences a suit which results in a judgment against the Party obligated to make such Payment (the “Payor”) for the applicable Payment, or any portion thereof, the Payor shall pay to the Recipient its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Payment at the prime rate in effect on the date such Payment was required to be paid from such date through the date of full payment thereof.

(c)   The Parties agree that the monetary remedies set forth in this Article VII and the specific performance remedies set forth in Section 8.14 shall be the sole and exclusive remedies of (i) the

Company and the Company Subsidiaries against Parent, Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Financing Sources (including the Lender Related Parties), Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such fraud or Willful Breach), and upon payment of such amount, none of Parent, Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Financing Sources (including the Lender Related Parties), Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except for the liability of Parent in the case of fraud or a Willful Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated except in the case of fraud or a Willful Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful Breach), and upon payment of such amount, none of the Company and the Company Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except for the liability of the Company in the case of fraud or a Willful Breach of any covenant, agreement or obligation.

ARTICLE VIII - MISCELLANEOUS AND GENERAL

8.1   Survival. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Section 5.11 (Expenses) and Section 5.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article VIII (other than Section 8.2 (Modification or Amendment), Section 8.3 (Waiver) and Section 8.13 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 5.7(b) (Access, Consultation), Section 5.11 (Expenses), Section 7.7 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

8.2   Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the Parties, by action of the boards of directors of the respective Parties. Notwithstanding the foregoing, Section 7.7(c), this Section 8.2, Section 8.5, Section 8.8, Section 8.14 and Section 8.15, in each case may not be amended, modified or altered in any manner adverse to the Lender Related Parties without the prior written consent of such Lender Related Parties.

8.3   Waiver. (a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

(b)   No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

8.4   Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

8.5   Governing Law and Venue; Waiver of Jury Trial.

(a)   THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. Each of the Parties hereby irrevocably submits exclusively to the jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and each of the Parties hereto irrevocably agrees that all claims relating to such action, suit or proceeding shall be heard and determined in such a state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.6 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. Notwithstanding the foregoing, each Party acknowledges and irrevocably agrees (i) that any action, suit or proceeding, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties arising out of or relating to this Agreement or the Commitment Papers or the performance thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (whether a state or Federal court), and any appellate court from any thereof, (ii) that any such action, suit or proceeding, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties shall be governed by, and construed in accordance with, the laws of the State of New York, (iii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such action, suit or proceeding in any other court, (iv) that the provisions of Section 8.5(b) shall apply to any such action, suit or proceeding and (v) that the Lender Related Parties are express third-party beneficiaries of this Section 8.5(a).

(b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY LITIGATION ARISING OUT OF OR RELATING TO A LENDER RELATED PARTY UNDER THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6   Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by facsimile (with confirmation of transmission) or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a Party at the following address for such Party:

if to Parent or Merger Sub

Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190
Attention:	Steven G. Mahon
Email:	steven.mahon@saic.com

with copies to (which shall not constitute notice):

Morrison & Foerster LLP
1650 Tysons Boulevard, Suite 400
McLean, Virginia 22102
Attention:	Charles W. Katz
Email:	CKatz@mofo.com

if to the Company

Engility Holdings, Inc.
4803 Stonecroft Boulevard
Chantilly, Virginia 20151
Attention:	Thomas O. Miiller
Email:	Tom.Miiller@Engility.com

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:	Frederick S. Green, Eoghan P. Keenan
Email:	Frederick.green@weil.com; Eoghan.keenan@weil.com

And

Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201
Attention:	Ryan D. Thomas
Email:	rthomas@bassberry.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

8.7   Entire Agreement. This Agreement (including any exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement, the Voting Agreement, and the other documents and instruments executed pursuant hereto constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

8.8   No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, other than (a) as provided in Section 5.12 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s stockholders to receive the Merger Consideration after the Closing, (c) the right of the holders of awards under the Company

Stock Plans to receive such consideration as provided for in Section 2.4 after the Closing, (d) Sections 7.5 and 7.6 and (e) as to the Lender Related Parties, for the provisions of Section 7.7(c), Section 8.2, Section 8.5, this Section 8.8, Section 8.14 and Section 8.15.

8.9   Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

8.10   Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the Parties shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.11   Interpretation. (a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. When calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b)   The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

8.12   Certain Definitions: For the purposes of this Agreement:

(a)   An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. Notwithstanding the foregoing, for all purposes of this Agreement, in no event shall an Affiliate of the Company include any “portfolio company” (as such term is customarily used among institutional investors) of General Atlantic Service Company, LLC, Kohlberg Kravis Roberts & Co. L.P. or any of their respective Affiliates.

(b)   “Alternative Financing” has the meaning set forth in Section 5.20.

(c)   “Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Judgments that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

(d)   “Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

(e)   “Commercial Software and Services” means nonexclusive, commercially-available, “off-the-shelf” Software licenses and Computing Services subscriptions (including but not limited to information technology Software services and productivity tools) with one-time fees of less than $500,000 and annual fees of less than $250,000, entered into in the ordinary course of business.

(f)   “Company Intellectual Property” means all Intellectual Property Rights used in or necessary for the business of the Company and the Company Subsidiaries as presently conducted.

(g)   “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

(h)   “Company Product” means any material Computing Services or other material products or services produced, marketed, licensed, made available, sold, distributed or performed by or on behalf of the Company or any Company Subsidiary.

(i)   “Company PSU” means any award of the right to receive Shares that is subject to vesting restrictions based on performance and granted under any Company Stock Plan.

(j)   “Company RSU” means any award of the right to receive Shares that is subject to vesting restrictions based on continuing service and granted under any Company Stock Plan.

(k)   “Company Stockholders Agreement” means that certain Stockholders Agreement, dated as of February 26, 2015, by and between with Birch Partners, LP (“Birch Partners”), and for the limited purposes set forth therein, certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. and certain investment funds affiliated with General Atlantic LLC.

(l)   “Company Stock Plans” means the Engility Holdings, Inc. Second Amended and Restated 2012 Long Term Performance Plan.

(m)   “Compliant” means, with respect to the Required Information, that such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading.

(n)   “Computing Services” means application service provider services, hosted computing services, “Software-as-a-Service,” “Infrastructure-as-a-Service,” “Platform-as-a-Service,” “Storage-as-a-Service,” “cloud” and similar services.

(o)   “Confidentiality Agreement” means the confidentiality agreement entered into between Company and Parent on February 26, 2018, as amended on July 31, 2018.

(p)   “Consent” means consent, approval, clearance, waiver, Permit or order.

(q)   “Contract” means any contract, lease, license, indenture, note, bond, mortgage, agreement, concession, franchise or other instrument (each, excluding any Parent Plan or Company Plan).

(r)   “Environmental Claim” means any suit, order, demand, directive, claim, lien, investigation, proceeding or administrative, regulatory or judicial action alleging liability or noncompliance with or violation of any Environmental Laws.

(s)   “Environmental Laws” means any Law concerning or relating to pollution or protection of the environment or natural resources, or protection of human health and safety as related to exposure to any harmful or deleterious substances.

(t)   “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(u)   “Existing Company Credit Agreement” means that certain Credit Agreement dated as of August 12, 2016 (as amended, restated, supplemented or otherwise modified from time to time) by and among the Company, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and the other lenders and parties thereto.

(v)   “Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing in connection with the transactions contemplated by this Agreement, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto

(w)   “GAAP” means United States generally accepted accounting principles.

(x)   “Government Bid” means any quotation, bid or proposal made by Parent or the Company, as applicable, or any Subsidiary of Parent or the Company, as applicable, for the sale of goods or the provision of services, which, if accepted or awarded, would lead to a Government Contract with a Governmental Entity, or a prime contractor or a higher-tier subcontractor to a Governmental Entity. For purposes of clarity, a quotation, bid or proposal related or with respect to a Government Task Order shall not constitute a separate Government Bid for purposes of this definition, but shall be part of the Government Bid to which it relates.

(y)   “Government Contract” means any prime Contract, subcontract, basic ordering agreement, blanket purchase agreement, letter agreement, grant, cooperative agreement, or other commitment or funding vehicle between Parent or the Company, as applicable, or any Subsidiary of Parent or the Company, as applicable, and (a) a Governmental Entity, (b) any prime contractor to a Governmental Entity or (c) any subcontractor with respect to any contract described in clause (a) or (b). A Government Task Order shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

(z)   “Government Task Order” means any purchase order, delivery order, or task order under a Government Contract.

(aa)   “Governmental Entity” means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational.

(bb)   “HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(cc)   “Hazardous Materials” means any substance, material or waste that is listed, defined or otherwise characterized as “hazardous”, “toxic”, “radioactive” or a “pollutant”, or “contaminant” or terms of similar meaning or effect under any Environmental Law, including petroleum or its by-products, asbestos and polychlorinated biphenyls.

(dd)   “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly owned Parent Subsidiary with respect to Indebtedness of Parent or any wholly owned Parent Subsidiary, or any guarantee by the Company or any wholly owned Company Subsidiary with respect to Indebtedness of the Company or any wholly owned Company Subsidiary), (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (viii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

(ee)   “Intellectual Property Rights” means all (i) patents, patent applications (including divisions, continuations, continuation-in-part, renewal applications, provisionals, extensions, reexaminations and supplementary protection certifications), and invention disclosures (collectively, “Patent Rights”); (ii) trademarks, trade names, service marks, brand names, trade dress, domain names, Internet addresses, and universal resource locator (URL) names and other indicia of origin, including the goodwill associated therewith, (iii) copyrights, works of authorship, design rights, mask works, (iv) trade secrets, confidential or proprietary information, (v) information, compositions, methods, techniques, tools, specifications, designs, data, databases, metadata, compilations, processes, methods, inventions, algorithms, schematics, technology, Software, interfaces, development tools, know-how, documentation, and other intellectual property rights and other similar proprietary rights, (vi) all rights under any registrations or applications for registration of any of the foregoing; and (vii) all rights to seek remedies against infringement of any of the foregoing and rights of protection of interest therein under the laws of all jurisdictions (including, but not limited to, rights to recover for past, present and future violations thereof).

(ff)   “Judgment” means any judgment, order, injunction, ruling, writ award or decree of any Governmental Entity.

(gg)   The “Knowledge” of any Person means, in the case of Parent, the actual knowledge after reasonable inquiry of any of the Persons set forth on Section 8.12(gg) of the Parent Disclosure Letter and, in the case of the Company, the actual knowledge after reasonable inquiry of any of the Persons set forth on Section 8.12(gg) of the Company Disclosure Letter.

(hh)   “Law” means any federal, state, local, foreign or transnational law, statute, ordinance, common law, ruling, writ, award or decree of any Governmental Entity.

(ii)   “Leased Company Property” means the real property leased, subleased, or licensed by the Company or any of its Subsidiaries, in each case, as tenant or subtenant, as applicable, together with, to the extent leased or subleased by the Company or any of its Subsidiaries, all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

(jj)   “Leased Parent Property” means the real property leased, subleased, or licensed by Parent or any of its Subsidiaries, in each case, as tenant or subtenant, as applicable, together with, to the extent leased or subleased by Parent or any of its Subsidiaries, all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of Parent or any of its Subsidiaries relating to the foregoing.

(kk)   “Lender Related Parties” means the Financing Sources identified in the Commitment Letter, together with their respective Affiliates, and the respective officers, directors, employees, agents and Representatives of the foregoing and their respective successors and assigns.

(ll)   “Liens” means pledges, liens, claims, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, any conditional sale or title retention agreements or other third party rights or title defect of any kind or nature whatsoever).

(mm)   “Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development (an “Effect”) that, individually or in the aggregate with all other Effects, (1) materially adversely affects or would reasonably be expected to materially adversely affect the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole or (2) would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, excluding any Effect to the extent that, either alone or in combination, it results from or arises out of (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in such industries in respect of the business conducted in such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (iv) the public announcement or pendency of the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (ix) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby, or (x) any taking of any action not required by this Agreement at the written request of the other Parties hereto.

(nn)   “Material Real Property” means Owned Company Property, Leased Company Property, Owned Parent Property, or Leased Parent Property identified on Section 8.12(oo) of the Company Disclosure Letter or Parent Disclosure Letter, as applicable (i) without which the operations as presently conducted by the Company, Company Subsidiaries, Parent, or Parent Subsidiaries would be materially and adversely impacted, or (ii) which are subject to the completion of improvements, restoration, or remediation, the cost of which exceeds $$2,500,000.

(oo)   “NYSE” means the New York Stock Exchange.

(pp)   “Open Source Software” means Software that is distributed or made available under open source, public source or freeware license terms, including any software licensed pursuant to any GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), the Mozilla Public License (MPL), the Berkeley Software Distribution (BSD) licenses, the Massachusetts Institute of Technology License (MIT) and the Apache License or Software distributed or made available under any other license listed at www.opensource.org.

(qq)   “Owned Company Properties” means the real property owned by the Company or any Company Subsidiary together with all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

(rr)   “Owned Parent Properties” means the real property owned by Parent or any Parent Subsidiary together with all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

(ss)   “Parent Intellectual Property” means all Intellectual Property Rights used in or necessary for the business of Parent and the Parent Subsidiaries as presently conducted.

(tt)   “Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

(uu)   “Parent Product” means any material Computing Services or other material products or services produced, marketed, licensed, made available, sold, distributed or performed by or on behalf of Parent or any Parent Subsidiary.

(vv)   “Parent PSU” means any award of the right to receive shares of Parent Common Stock that is subject to vesting restrictions based on performance and granted under any Parent Stock Plan.

(ww)   “Parent RSU” means any award of the right to receive shares of Parent Common Stock that is subject to vesting restrictions based on continuing service and granted under any Parent Stock Plan.

(xx)   “Parent Stock Option” means any option to purchase Parent Common Stock granted under any Parent Stock Plan.

(yy)   “Parent Stock Plans” means (i) the Science Applications International Corporation Amended and Restated 2013 Equity Incentive Plan, (ii) the Science Applications International Corporation Management Stock Compensation Plan, (iii) the Science Applications International Corporation Key Executive Stock Deferral Plan, (iv) the Science Applications International Corporation 2013 Employee Stock Purchase Plan, (v) the Science Applications International Corporation 401(k) Excess Deferral Plan, (vi) the Science Applications International Corporation Retirement Plan and (vii) the Science Applications International Corporation Deferred Compensation Plan.

(zz)   “Permits” means governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals.

(aaa)   “Permitted Liens” means any (1) Lien (i) for Taxes or governmental assessments, charges or claims of payment (A) not yet due or (B) being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the ordinary course of business, (iii) with respect to zoning, planning, and other limitations and restrictions, including all rights of any Governmental Entity (but not violations thereof) so long as such limitations, restrictions and rights do not interfere with the use of or materially detract from the value of any of the Owned Company Properties or Owned Parent Properties, (iv) with respect to this Agreement and Liens created by the execution and delivery of this Agreement or (v) which is disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or notes thereto which has been previously provided to Parent or the Company, as applicable and (2) non-exclusive licenses of Intellectual Property Rights in the ordinary course of business consistent with past practice.

(bbb)   “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

(ccc)   “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within or from any building, structure, facility or fixture.

(ddd)   “Required Information” means (i) the financial statements of the Company and its Subsidiaries necessary to satisfy the condition set forth in clause (b) of paragraph 9 to Exhibit C to the Commitment Letter as in effect on the date hereof; (ii) such historical financial information about the Company and its Subsidiaries requested with specificity and in writing by Parent to the Company as is necessary in order to permit Parent to prepare the pro forma financial statements described in clause (c) of paragraph 9 of Exhibit C to the Commitment Letter as in effect as of the date hereof; and (iii) such other customary financial, marketing and other information about the Company and its Subsidiaries requested with specificity and in writing by Parent to the Company as is necessary in order to prepare the customary confidential information memorandum referenced in clause (iii) of the second paragraph of Section 2 (Syndication) of the Commitment Letter as in effect as of the date hereof. Notwithstanding anything to the contrary in the preceding sentence, nothing will require the Company to provide (or be deemed to require the Company to prepare) any pro forma financial statements to reflect the transactions contemplated hereby.

(eee)   “SEC” means the Securities and Exchange Commission.

(fff)   “Securities Act” means the Securities Act of 1933, as amended.

(ggg)   “Software” means computer software code, applications, configuration files and data, software implementations of algorithms, recipes, models and methodologies, utilities, development tools, diagnostics, databases, control and quality systems, firmware and embedded systems, whether in source code, interpreted code, firmware or object code form, together with all boot, compilation, configuration, debugging, performance analysis and runtime files, libraries, data, documentation and other information accompanying such software.

(hhh)   “SOX” means the Sarbanes-Oxley Act of 2002.

(iii)   “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing Person or body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(jjj)   “Tax Return” means all Tax returns, declarations, statements, reports, claims for refund, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with a taxing authority relating to Taxes.

(kkk)   “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments in the nature of a tax, in each case that is imposed by a Tax authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

8.13   Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided that Parent may designate, prior to the Effective Time, by written notice to the Company, another Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Sub as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other Party hereto or due to Parent or such other Subsidiary. Any assignment in contravention of the preceding sentence shall be null and void. Notwithstanding the foregoing, Parent and Merger Sub may assign any of or all of their rights, interests and obligations under this Agreement to any Financing Source (or any agent or collateral trustee for any such Person) as collateral security in connection with the Financing.

8.14   Specific Performance. The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed, subject in all events to the limits in Section 7.7(c), that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 8.5, without proof of actual damages (and each Party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. Subject in all events to the limits of Section 7.7(c), the Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law. For the avoidance of doubt, in no event shall the Company or any of its successors or permitted assigns be entitled to enforce or seek to enforce specifically the remedy of specific performance of the Commitment Papers against any Lender Related Party.

8.15   Lender Related Parties. Subject, in each case, to the rights and claims of Parent under the terms of the Commitment Papers, (i) none of the Parties nor any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against, and this Agreement may not be enforced against, any of the Lender Related Parties in any way relating to this Agreement, the Commitment Papers or any of the transactions contemplated by this Agreement or by the Commitment Papers, including any dispute arising out of or relating in any way to the performance of any financing commitments of such Lender Related Parties with respect to the transactions contemplated hereby or by the Commitment Papers, whether at law or equity, in Contract or in tort, or otherwise and (ii) no Lender Related Party shall have any liability (whether at law or in equity, in Contract or in tort, or otherwise) to any of the Parties or any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders under this Agreement or the Commitment Papers or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or by the Commitment Papers, including any dispute arising out of or relating in any way to the performance of any financing commitment. The Company and its Affiliates and Representatives hereby waive any and all claims and causes of action (whether in Contract or in tort, in law or in equity) against the Lender Related Parties that may be based upon, arise out of or relate to this Agreement, the Commitment Papers or the transactions contemplated hereby or thereby.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

ENGILITY HOLDINGS, INC.

By:	/s/ Lynn Dugle
Name:	Lynn Dugle
Title:	President, Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By:	/s/ Anthony J. Moraco
Name:	Anthony J. Moraco
Title:	Chief Executive Officer

RAPTORS MERGER SUB, INC.

By:	/s/ Anthony J. Moraco
Name:	Anthony J. Moraco
Title:	President

[Signature Page to Agreement and Plan of Merger]

Annex B

VOTING AGREEMENT

Voting Agreement, dated as of September 9, 2018 (this “Agreement”), by and among Science Applications International Corporation, a Delaware corporation (“Parent”), Engility Holdings, Inc., a Delaware corporation (the “Company”), Birch Partners, LP, a Delaware limited partnership (the “Stockholder”), and, in each case, for purposes of Sections 2.1, 2.3, 5.2, 5.4 and ARTICLE VI only, the KKR Investors (as defined below) and the GA Investors (as defined below).

RECITALS

WHEREAS, the Company, Parent and Raptors Merger Sub, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub”), are concurrently entering into an Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”);

WHEREAS, the Company, the Stockholder (together with its Permitted Transferees (as defined in the Stockholder Agreement) that Beneficially Own any Shares and have become a party thereto, the “Stockholder Group”), the KKR Investors and the GA Investors are party to that certain Stockholders Agreement, dated February 26, 2015, as amended by that First Amendment to the Stockholders Agreement, dated February 28, 2018 (as amended and in effect on the date hereof, the “Stockholder Agreement”);

WHEREAS, the Stockholder agrees to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of the Company (such shares, including any shares of such common stock that are reclassified, the “Shares”) that the Stockholder Beneficially Owns or owns of record on the date of this Agreement and any additional Shares that the Stockholder may hereinafter acquire;

WHEREAS, on the date of this Agreement, the Stockholder is the Beneficial Owner or record owner of, and has either sole or shared voting power over, such number of Shares as are indicated opposite its name on Schedule A (such shares and any additional shares or other voting securities of the Company of which the Stockholder acquires record or Beneficial Ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, Parent has required that the Stockholder enter into this Agreement and abide by the covenants and obligations set forth herein, including with respect to the Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

ARTICLE I
DEFINITIONS

The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Affiliates” of any Person means an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act; provided, however, that, for purposes of this Agreement, neither the Company nor any of its Subsidiaries shall be deemed an Affiliate of the Stockholder, the GA Investors, the KKR Investors or any of their respective Affiliates; provided, further, that an Affiliate of the Stockholder, a GA Investor or a KKR Investor shall include any investment fund, vehicle or holding company of which such

GA Investor or KKR Investor or an Affiliate of such GA Investor or KKR Investor, as applicable, serves as the general partner, management member or discretionary manager or advisor; and provided, further, that notwithstanding the foregoing, an Affiliate of the Stockholder, a GA Investor or a KKR Investor shall not include any portfolio company or other investment of the Stockholder, such GA Investor or KKR Investor or any limited partners of the Stockholder, such GA Investor or KKR Investor.

“Beneficial Ownership” by a Person of any securities shall have the meaning ascribed to such term pursuant to Section 13(d) of the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have a correlative meaning.

“control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“GA Investor” shall mean each of General Atlantic Partners 85, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG and any Permitted Transferee (as defined in the Stockholder Agreement) of any such Person who holds limited partnership interests of the Stockholder or, following a Distribution (as defined in the Stockholder Agreement), Shares.

“KKR Investor” shall mean each of KKR 2006 Fund L.P., KKR Partners III, L.P., OPERF Co-Investment LLC and 8 North America Investor L.P and any Permitted Transferee (as defined in the Stockholder Agreement) of any such Person who holds limited partnership interests of the Stockholder or, following a Distribution (as defined in the Stockholder Agreement), Shares.

ARTICLE II
RESTRICTIONS ON TRANSFER

2.1   No Transfer and Encumbrance. Until the termination of this Agreement, (i) the Stockholder shall not sell, transfer, assign, pledge, give, tender in any tender or exchange offer or otherwise dispose of any of the Covered Shares or any interest therein, including the right to vote (any of the foregoing, a “Transfer”), any of the Covered Shares directly held by the Stockholder, and (ii) the Stockholder shall not otherwise permit or effect any transaction that would result in a direct or indirect Transfer of any Covered Shares. Until the termination of this Agreement, the Stockholder (x) shall not effect a distribution of any Covered Shares and (y) agrees, with respect to any Covered Shares currently or hereinafter Beneficially Owned by the Stockholder, except as required by the Stockholder Agreement not to deposit any such Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to Covered Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto (other than pursuant to this Agreement). Notwithstanding anything to the contrary herein, (i) direct or indirect transfers of equity or other interests in the Stockholder by its equityholders is not prohibited by this Section 2.1 and (ii) nothing herein shall prevent or prohibit a Transfer of Covered Shares at the Effective Time pursuant to the Merger or any dissolution, liquidation or other action with respect to the Stockholder resulting in the distribution of the assets of the Stockholder (including pursuant to a Distribution (as defined in the Stockholder Agreement)), in each case, solely to the GA Investors and the KKR Investors; provided, that, in the case of clause (ii), prior to and as a condition to effecting any such dissolution, liquidation or other action, each of the GA Investors and the KKR Investors executes a joinder to this Agreement in form and substance reasonably satisfactory to Parent agreeing to be bound by the terms of this Agreement as if the GA Investors and the KKR Investors were each the “Stockholder” and, in the case of clauses (i) and (ii), no such transfer shall reduce the number of Covered Shares with respect to which the actions described in Section 3.1(b) are required to be taken.

2.2   Prohibited Transfers. Any Transfer or attempted Transfer of any Covered Shares in violation of this Article 2 shall, to the fullest extent permitted by Law, be null and void ab initio and the Company agrees not to register any such attempted Transfer on the Company’s records.

2.3   Waiver of Transfer of Covered Shares at Effective Time. The Company hereby acknowledges and agrees that, notwithstanding anything to the contrary set forth in the Stockholder Agreement, the

Stockholder, the GA Investors and the KKR Investors shall be permitted to Transfer any Covered Shares at the Effective Time pursuant to the Merger, and the Company hereby waives all restrictions regarding such Transfer set forth in the Stockholder Agreement.

ARTICLE III
VOTING

3.1   Agreement to Vote. The Stockholder hereby agrees that during the term of this Agreement, at the Company Stockholders Meeting and at any other meeting of the stockholders of the Company at which a vote of the stockholders of the Company with respect to the approval or adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement is sought, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of the stockholders of the Company with respect to the approval or adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Stockholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(a)   appear (in person or by proxy) at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)   vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares (other than only those Covered Shares with respect to which Section 3.3 of the Stockholder Agreement prohibits the Stockholder from taking such action): (i) in favor of the Merger and the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, including any amendment and restatement of the Merger Agreement or amendment to the Merger Agreement, in each case, to the extent such amendment and restatement or amendment increases the Merger Consideration; (ii) in favor of the approval of any proposal to adjourn or postpone each such meeting of the stockholders of the Company to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; (iii) against any proposal to amend the Company’s certificate of incorporation or bylaws to the extent such amendment would change in any manner the voting rights of any class of shares of the Company; and (iv) against any Company Acquisition Proposal.

3.2   No Inconsistent Agreements. The Stockholder hereby represents, covenants and agrees that, except for this Agreement, it (i) has not entered into, and shall not enter into, any voting agreement, voting trust or similar agreement or understanding, with respect to any of the Covered Shares, (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to any of the Covered Shares, (iii) has not given, and shall not give, any voting instructions in any manner inconsistent with Section 3.1, with respect to any of the Covered Shares and (iv) has not taken, and shall not, knowingly take any action that would constitute a breach hereof, make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement, except, in the case of clauses (i) and (ii) above, for the provisions of the Stockholder Agreement as in effect on the date hereof, which provisions do not and will not make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement.

3.3   Other Voting. Subject to the limitations set forth in the Stockholder Agreement, the Stockholder may vote on all issues that may come before a meeting of the stockholders of the Company in its sole discretion; provided that such vote does not contravene the provisions of this Article.

3.4   Proxy. The Stockholder hereby irrevocably and unconditionally grants to, and appoints, Parent or any duly appointed designee of Parent as the stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) in accordance with and to the extent provided in Section 3.1 all of the Covered Shares. Parent agrees not to exercise the proxy granted herein for any purpose other than in accordance with and to the extent provided in Section 3.1. The Stockholder hereby revokes any proxies heretofore given in respect of any Covered Shares with respect to the matters specified by Section 3.1. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3.4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The parties hereby further affirm that the irrevocable proxy is coupled with an interest and is intended to be irrevocable until the termination of this Agreement, at which time it will terminate automatically. If for any reason the proxy granted herein is not irrevocable and is revoked after it becomes effective, then the Stockholder agrees, until the termination of this Agreement, to vote the Covered Shares in accordance with and to the extent provided in Section 3.1. This irrevocable proxy is binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Covered Shares).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

The Stockholder hereby represents and warrants to Parent as follows:

4.1   Due Authority. The Stockholder has the full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization and execution and delivery of this Agreement by Parent, constitutes a valid and binding agreement of the Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

4.2   Ownership of the Covered Shares. As of the date of this Agreement, the Stockholder is the owner of record and Beneficial Owner of the Shares that are indicated opposite its name on Schedule A, free and clear of any Liens and any other limitations or restrictions (including any restrictions on the right to vote), other than (i) any Liens pursuant to this Agreement, (ii) transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, (iii) any Liens granted in connection with a general pledge of Covered Shares to the Stockholder’s prime broker, which do not and will not affect the Stockholder’s Beneficial Ownership of such Shares, and (iv) the Stockholder Agreement. None of the terms or conditions of the Stockholder Agreement make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement with respect to all Covered Shares (other than, with respect to its obligations under Section 3.1, those Covered Shares with respect to which Section 3.3 of the Stockholder Agreement prohibits the Stockholder from taking any action specified in Section 3.1). As of the date of this Agreement, the Shares that are indicated opposite the Stockholder’s name on Schedule A constitute all of the Shares Beneficially Owned by the Stockholder, and, except for its Beneficial Ownership of such Shares, the Stockholder does not Beneficially Own any (A) shares of capital stock or voting securities of the Company or (B) options, warrants or other rights to acquire, or securities convertible into or exchangeable for (in each case, whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

4.3   No Conflict; Consents.

(a)   The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the obligations under this Agreement and the compliance by the Stockholder with any provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to the Stockholder, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on, any of the Covered Shares pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder is bound, except for any of the foregoing as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b)   Except as may be required by U.S. Federal securities Laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

4.4   Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of the Stockholder contained herein.

4.5   Absence of Litigation. As of the date hereof, there is no suit, claim, action, proceeding or, to the knowledge of the Stockholder, investigation, in each case, pending against or, to the knowledge of the Stockholder, threatened against the Stockholder at law or in equity before or by any Governmental Entity that would reasonably be expected to materially impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE V
ADDITIONAL COVENANTS OF THE STOCKHOLDER

5.1   Stock Dividends, etc. In the event of a reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or other similar transaction, or if any stock dividend or stock distribution is declared, in each case affecting the Covered Shares, the terms “Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction. Any such shares shall automatically become subject to the terms of this Agreement as Covered Shares.

5.2   No Solicitation.

(a)   Each of the Stockholder, the KKR Investors and the GA Investors hereby agree that it shall not, and shall cause its respective Affiliates and shall use its reasonable best efforts to cause its and its respective Affiliates’ Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal; (ii) participate in any discussions or negotiations with any Person regarding any proposal the consummation of which would constitute a Company Acquisition Proposal; (iii) provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with any proposal the consummation of which would constitute a Company Acquisition Proposal; or (iv) approve or recommend, make any public statement approving or recommending, or enter into any agreement relating to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal. Each of the Stockholder, the KKR Investors and the GA Investors agree that it shall immediately cease and cause to be terminated, and cause its respective Affiliates and shall use its reasonable best efforts to cause its and its respective Affiliates’ Representatives to immediately cease and cause to be terminated, all discussions or negotiations with any Person conducted heretofore with any Person other than Parent and/or its Representatives with respect to any Company Acquisition Proposal. Notwithstanding the foregoing, each of the Stockholder, the KKR Investors or the GA Investors, directly or indirectly through their respective Affiliates, Representatives, advisors or other intermediaries, may, prior to the time, but not after, the Company Stockholder Approval is obtained, engage in negotiations or discussions with any Person (and its Representatives, advisors and intermediaries) that has made an unsolicited bona fide written Company Acquisition Proposal to the Company, its Subsidiaries or Representatives not resulting from or arising out of a breach, in any material respect, of (x) this Section 5.2 or (y) the provisions of Section 5.2 of the Merger Agreement; provided, that each of the Stockholder, the KKR Investors or the GA Investors, directly or indirectly through their respective Affiliates, Representatives, advisors or other intermediaries, shall be permitted to engage in such negotiations or discussions if, and only if, prior to doing so, the Stockholder, the KKR Investors or the GA Investors, as applicable, have provided prior written notice thereof to Parent and the Company Board determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with a financial advisor of nationally recognized reputation that such Company

Acquisition Proposal either constitutes a Company Superior Proposal or could reasonably be expected to result in a Company Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(b)   Until this Agreement is terminated in accordance with its terms, the Stockholder, the KKR Investors and the GA Investors shall not (and shall cause their respective Affiliates to whom they have provided confidential information regarding the Company (or its Subsidiaries) or the Merger, not to), directly or indirectly, (i) alone or in concert with others, make or propose, or seek to make or propose, to the Company or any of its stockholders any Company Acquisition Proposal, (ii) make any public request or public proposal to amend, waive or terminate the provisions of this Section 5.2(b) or (iii) take any action that would reasonably be expected to result in the Company having to make a public announcement regarding any of the matters referred to in clauses (i) and (ii) of this Section 5.2(b), or publicly announce an intention to do, or enter into any arrangement or understanding or discussion with others to do, any of the actions restricted or prohibited under such clauses (i) and (ii) of this Section 5.2(b); provided, however, that the provisions set forth in Section 3.1 of the Stockholder Agreement shall not in any way restrict or otherwise affect the Stockholder’s, the KKR Investors’ or the GA Investors’ ability to take any of the actions set forth in the third sentence of Section 5.2(a) to the extent permitted therein.

5.3   Waiver of Actions. The Stockholder hereby irrevocably and unconditionally agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of the other parties to the Merger Agreement or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any proceeding challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement. To the fullest extent permitted by applicable Laws, the Stockholder hereby irrevocably and unconditionally waives and agrees not to exercise, assert or perfect, any right of dissent or rights to demand appraisal in respect of the Covered Shares.

5.4   Further Assurances; Public Announcements. During the term of this Agreement, from time to time, at Parent’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action, in each case, as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement. Each of the Stockholder, the KKR Investors and the GA Investors hereby authorize Parent and the Company, to the extent required by applicable Law, to publish and disclose in any announcement or disclosure in the Joint Proxy Statement/Prospectus or any other filing with any Governmental Entity made in connection with the Merger, the Stockholder’s, the KKR Investors’ and the GA Investors’ identity and the Stockholder’s ownership of Shares and the nature of the Stockholder’s, the KKR Investors’ and the GA Investors’ obligations under this Agreement. Each of Parent and the Company hereby authorize the Stockholder, the KKR Investors and the GA Investors, to the extent required by applicable Law, to publish and disclose in any announcement or disclosure in any filing with any Governmental Entity (including the SEC) made in connection with the Merger, Parent’s and the Company’s identity and the nature of the Stockholder’s, the KKR Investor’s and the GA Investor’s obligations under this Agreement. Except as otherwise required by applicable Law or listing agreement with a national securities exchange or a Governmental Entity, the Company and Parent will not make any other disclosures regarding the Stockholder in any press release or otherwise without the prior written consent of the Stockholder (not to be unreasonably withheld or delayed); provided, that in advance of any such disclosure, the Stockholder shall be afforded a reasonable opportunity to review and approve (not to be unreasonably withheld or delayed) such disclosure.

ARTICLE VI
MISCELLANEOUS

6.1   Termination. This Agreement and all obligations of the parties hereunder shall automatically terminate on the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be validly terminated pursuant to Article VII thereof, (c) a Company Change of Recommendation relating to a Company Superior Proposal or Company Intervening Event in accordance with the terms of Section 5.2(f) and Section 5.2(g), respectively, of the Merger Agreement, (d) the date of any amendment, restatement, modification, or change of any provision of the Merger Agreement in effect as of the date hereof without the prior written consent of the Stockholder that either (i) reduces the amount or changes the form of the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement) or (ii) otherwise materially adversely affects the Stockholder, and (e) the mutual written consent of the parties hereto. Upon termination of this Agreement, this Agreement shall become void and of no effect with no liability on the party of any party hereto (or any of its Affiliates or its or its Affiliates’ Representatives); provided, that the provisions set forth in this Article VI (other than the provisions set forth in Sections 6.2, 6.6, 6.11 and 6.13) shall survive the termination of this Agreement; provided, further, that no such termination shall relieve any party hereto from any liability for Willful Breach of this Agreement. For purposes of this Agreement, the term “Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

6.2   No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and Parent and Merger Sub shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

6.3   Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party (or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above):

(i)	if to the Stockholder, by email to:

	Name:	Birch Partners, LP
	Attention:	Brittany Bagley
David Topper
	Email:	brittany.bagley@kkr.com
dtopper@generalatlantic.com

with a copy (which shall not constitute notice) to each of:

	Name:	Simpson Thacher & Bartlett LLP
	Address:	425 Lexington Avenue
New York, New York 10017
	Attention:	Marni Lerner
Sebastian Tiller
	Email:	mlerner@stblaw.com
stiller@stblaw.com

and

	Name:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	Address:	1285 Avenue of the Americas
New York, New York 10019
	Attention:	Matthew W. Abbott
	Email:	mabbott@paulweiss.com

(ii)	if to Parent, by email to:

	Name:	Science Applications International Corporation
	Attention:	Steven G. Mahon, General Counsel
	Email:	steven.mahon@saic.com

and by email and hand delivery to:

	Name:	Science Applications International Corporation
	Address:	12010 Sunset Hills Road
Reston, Virginia 20190
	Attention:	Steven G. Mahon, General Counsel
	Email:	Steven.Mahon@saic.com

with a copy (which shall not constitute notice) to each of:

	Name:	Morrison & Foerster LLP
	Address:	1650 Tysons Boulevard, Suite 400
McLean, Virginia 22102
	Attention:	Charles W. Katz
	Email:	CKatz@mofo.com

(iii)	if to the Company, by email to:

	Name:	Engility Holdings, Inc.
	Attention:	Thomas O. Miiller, General Counsel
	Email:	Tom.Miiller@Engility.com

and by email and hand delivery to:

	Name:	Engility Holdings, Inc.
	Address:	4803 Stonecroft Boulevard
Chantilly, Virginia 20151
	Attention:	Thomas O. Miiller, General Counsel
	Email:	Tom.Miiller@Engility.com

with a copy (which shall not constitute notice) to each of:

	Name:	Weil, Gotshal & Manges LLP
	Address:	767 Fifth Avenue
New York, New York 10153
	Attention:	Frederick S. Green, Eoghan P. Keenan
	Email:	frederick.green@weil.com; eoghan.keenan@weil.com

6.4   Entire Agreement. This Agreement (including any exhibits or schedules hereto) constitutes the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

6.5   Governing Law and Venue; Waiver of Jury Trial.

(a)   THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. Each of the parties hereby irrevocably submits exclusively to the jurisdiction of the Chancery Courts of the State of Delaware and the federal courts of the United States of America, in each case, located in New Castle County in the State of Delaware and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and each of the parties hereto irrevocably agrees that all claims relating to such action, suit or proceeding shall be heard and determined in such a state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.3 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

(b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.5(a).

6.6   Amendments and Modifications. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

6.7   Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

6.8   Successors and Assigns; Third Party Beneficiaries. This Agreement shall not be assignable by operation of Law or otherwise without the prior written consent of the other parties; provided that Parent may designate by written notice to the parties hereto, another Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary and all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided that such assignment or delegation shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other party hereto or due to Parent or such other Subsidiary. Any assignment in contravention of the preceding sentence shall be null and void. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement is void. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided, that each Non-Recourse Party shall be an express third-party beneficiary with respect to Section 6.14.

6.9   Interpretation; Construction.

(a)   The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Schedule, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)   The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

6.10   Stockholder Capacity; Fiduciary Duties. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Stockholder are made solely with respect to the Stockholder and the Covered Shares. The Stockholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares and nothing herein shall limit or affect any actions taken by any officer or director of the Company (or a Subsidiary of the Company), including any designee of the Stockholder serving on the board of directors of the Company, in his or her capacity as a director or officer of the Company (or of a Subsidiary of the Company), including to the extent applicable, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 5.2 of the Merger Agreement. Nothing contained herein, and no action taken by the Stockholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.11   Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

6.12   Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

6.13   Specific Performance; Injunctive Relief. The parties acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, unless this Agreement has been terminated in accordance with its terms, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 6.5, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law.

6.14   No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse

Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement under this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages on account of breach of this Agreement from, any Non-Recourse Party.

6.15   No Conflict with Stockholder Agreement. The Company, the Stockholder, the KKR Investors and the GA Investors hereby agree that nothing set forth in the Stockholder Agreement restricts or otherwise prevents the Stockholder, the KKR Investors or the GA Investors from executing and delivering this Agreement or from performing their respective obligations hereunder, and to the extent there is a conflict between this Agreement and the Stockholder Agreement, this Agreement shall prevail and control.

6.16   Several Not Joint Obligations. The parties hereto hereby acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, the representations, warranties, covenants and other agreements of the Stockholder, the KKR Investors or the GA Investors shall be several and not joint representations, warranties, covenants and agreements, as applicable, of the Stockholder, the KKR Investors or the GA Investors, as applicable.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

Science Applications International Corporation

By:	/s/ Anthony J. Moraco
Anthony J. Moraco Chief Executive Officer

Signature Page to Voting Agreement

ENGILITY HOLDINGS, INC.

By:	/s/ Lynn Dugle
Name:	Lynn Dugle
Title:	President, Chief Executive Officer

Signature Page to Voting Agreement

STOCKHOLDER:
BIRCH PARTNERS, LP

	By:	Birch GP, LLC, its general partner

	By:	/s/ Brittany Bagley
	Name:	Brittany Bagley
	Title:	Manager

	By:	/s/ David Topper
	Name:	David Topper
	Title:	Manager

Signature Page to Voting Agreement

FOR PURPOSES OF SECTIONS 2.1, 2.3, 5.2, 5.4 AND ARTICLE VI ONLY:

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Authorized Person

KKR PARTNERS III, L.P.

By:	KKR III GP LLC, its general partner

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Authorized Person

OPERF CO-INVESTMENT LLC

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Authorized Person

Signature Page to Voting Agreement

8 NORTH AMERICA INVESTOR L.P.

By:	KKR Associates 8 NA L.P., its general partner

By:	KKR 8 NA Limited, its general partner

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Authorized Person

Signature Page to Voting Agreement

FOR PURPOSES OF SECTIONS 2.1, 2.3, 5.2, 5.4 AND ARTICLE VI ONLY:

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P., its general partner member

By:	General Atlantic LLC, its general partner

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its managing member

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its general partner

By:	/s/ Thomas J. Murphy
Name:	Thomas J. Murphy
Title:	Managing Director

Signature Page to Voting Agreement

SCHEDULE A

Name	Address	Shares
Birch Partners, LP	Birch Partners, LP c/o Kohlberg Kravis Roberts & Co. L.P. 2800 Sand Hill Road, Suite 200 Menlo Park, CA 94025 and c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, NY 10055	17,920,892

Annex C

Opinion of Citigroup Global Markets

Confidential

September 9, 2018

The Board of Directors
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Science Applications International Corporation (“SAIC”), of the Exchange Ratio (defined below) provided pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of September 9, 2018 (the “Merger Agreement”) among SAIC, Raptors Merger Sub, Inc. (“Merger Sub”) and Engility Holdings, Inc. (the “Company”). As more fully described in the Merger Agreement, (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and (ii) each outstanding share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) (other than Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive 0.450 of a share (the “Exchange Ratio”) of common stock, par value $0.0001 per share, of SAIC (“SAIC Common Stock”).

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of SAIC and certain senior officers and other representatives and advisors of the Company concerning the businesses, operations and prospects of SAIC and the Company. We examined certain publicly available and other business and financial information relating to SAIC and the Company as well as certain financial forecasts and other information and data relating to SAIC and the Company which were provided to or discussed with us by the respective managements of SAIC and the Company, including financial forecasts related to SAIC and the Company that we were directed by SAIC to use in connection with our analysis and this opinion (the “Forecasts”) and discussed with SAIC management information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of SAIC to result from the Merger (the “Synergies”). We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of SAIC Common Stock and Company Common Stock; the historical and projected earnings and other operating data of SAIC and the Company; and the capitalization and financial condition of SAIC and the Company. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of SAIC and the Company. We also evaluated certain potential pro forma financial effects of the Merger on SAIC utilizing, at the direction of SAIC, the Forecasts. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the respective managements of SAIC and the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the Forecasts and the Synergies, we have been advised by the respective managements of SAIC and the Company that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of SAIC and the Company as to the future financial performance of SAIC and the Company, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated

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by the management of SAIC to result from the Merger and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in the Forecasts and the Synergies will be realized in the amounts and at the times projected.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on SAIC, the Company or the contemplated benefits to SAIC of the Merger. We are not expressing any opinion as to what the value of the SAIC Common Stock actually will be when issued pursuant to the Merger or the price at which the SAIC Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SAIC or the Company nor have we made any physical inspection of the properties or assets of SAIC or the Company. We express no view as to, and our opinion does not address, the underlying business decision of SAIC to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies or transactions that might exist for SAIC or the effect of or on any other transaction in which SAIC might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to SAIC in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. In addition, SAIC has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. As you are aware, we and our affiliates in the past have provided, are currently providing, and in the future may provide investment banking, commercial banking and other financial services to SAIC unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted or acting as a lead left arranger on a repricing of a revolving credit facility, a Term Loan A and a Term Loan B for SAIC in January 2018. As you are also aware, at SAIC’s request, we and certain of our affiliates also expect to participate in certain financings to be undertaken in connection with the Merger, for which services we and such affiliates will receive compensation, including acting as lead bookrunner for, and as a lender under, such financings. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of SAIC and the Company for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with SAIC, the Company and their respective affiliates.

Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Directors of SAIC in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger or any related matter.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to SAIC.

Very truly yours,

/s/ Citigroup Global Markets Inc.
CITIGROUP GLOBAL MARKETS INC.

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Annex D

411 West Putnam Avenue Greenwich, CT 06830 (203) 930-3700 main (203) 930-3799 fax

September 9, 2018

The Board of Directors
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

Ladies and Gentlemen:

We understand that Science Applications International Corporation. (“SAIC”) and Engility Holdings, Inc. (“Engility”) intend to enter into an Agreement and Plan of Merger to be dated as of September 9, 2018 (the “Merger Agreement”), pursuant to which a wholly owned subsidiary of SAIC (“Merger Sub”) will merge with and into Engility and Engility will become a wholly owned subsidiary of SAIC. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the common stock, par value $0.01 per share, of Engility (the “Engility Common Stock”), other than any share of Engility Common Stock owned by SAIC or Merger Sub or held in treasury, shall be automatically converted into the right to receive 0.450 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of the common stock, par value $0.0001 per share, of SAIC (the “SAIC Common Stock”). Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to SAIC’s willingness to enter into the Merger Agreement, Birch Partners, LP is entering into an agreement with SAIC (together with the Merger Agreement, the “Transaction Documentation”) pursuant to which Birch Partners, LP has agreed, among other things, to vote the shares of Engility Common Stock it holds in favor of the Merger, subject to the limitations of the Company Stockholders Agreement (as such term is defined in the Merger Agreement). You have provided us with a copy of the Transaction Documentation in substantially final form.

You have asked us to render our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to SAIC.

In the course of performing our reviews and analyses for rendering this opinion, we have:

•	reviewed drafts of the Transaction Documentation in substantially final form;
•	reviewed SAIC’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended January 29, 2016, February 3, 2017 and February 2, 2018, its Quarterly Report on Form 10-Q for the period ended May 4, 2018 and its Current Reports on Form 8-K filed since February 2, 2018;
•	reviewed Engility’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 2015, 2016 and 2017, its Quarterly Reports on Form 10-Q for the periods ended March 30, 2018 and June 29, 2018 and its Current Reports on Form 8-K filed since December 31, 2017;
•	reviewed certain operating and financial information relating to SAIC’s and Engility’s respective businesses and prospects, including SAIC’s balance sheet as of August 3, 2018 and projections for SAIC for the six years ending February 2, 2024, projections for Engility for the seven years ending December 31, 2024 and projections for the combined company for the five years ending February 2, 2024, all as prepared and provided to us by SAIC’s management;
•	reviewed certain estimates of net revenue enhancements, cost savings and other combination benefits (collectively, “net synergy estimates”) expected to result from the Merger, all as prepared and provided to us by SAIC’s management;

•	discussed with certain members of SAIC’s senior management SAIC’s and Engility’s respective businesses, operations, historical and projected financial results and future prospects;
•	reviewed the historical prices, trading multiples and trading volumes of the SAIC Common Stock and the Engility Common Stock;
•	reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to SAIC and Engility;
•	reviewed the terms of certain relevant mergers and acquisitions involving companies which we deemed generally comparable to SAIC and Engility;
•	performed discounted cash flow analyses based on the projections for SAIC, Engility and the combined company and the net synergy estimates furnished to us by SAIC;
•	reviewed the pro forma financial results, financial condition and capitalization of SAIC giving effect to the Merger; and
•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, including, without limitation, the projections and net synergy estimates referred to above. With respect to the projections and net synergy estimates, we have assumed with the consent of the Board of Directors that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of SAIC as to the expected future performance of SAIC and Engility. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections and net synergy estimates; we express no view or opinion as to such projections and net synergy estimates and the assumptions upon which they are based; and we have further relied upon the assurances of the senior management of SAIC that they are unaware of any facts that would make the information, projections and net synergy estimates incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of SAIC or Engility, nor have we been furnished with any such appraisals. We have assumed that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the expected benefits of the Merger in any way meaningful to our analysis. In addition, we have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any amendments or modifications, the effect of which would be in any way meaningful to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by SAIC and its advisors with respect to such issues.

We do not express any opinion as to the price or range of prices at which the shares of SAIC Common Stock or Engility Common Stock may trade at any time.

We have acted as a financial advisor to SAIC in connection with the Merger and will receive a fee for such services, a substantial portion of which is contingent on successful consummation of the Merger. A portion of our compensation is payable upon delivery of this letter and will be credited against the fee payable upon consummation of the Merger. In addition, SAIC has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between us and our affiliates, on the one hand, and Engility or any of its affiliates, on the other hand, pursuant to which compensation was received by us or our affiliates as a result of such a relationship.

It is understood that this letter is intended for the benefit and use of the Board of Directors of SAIC in a representative capacity in connection with its consideration of the Merger. This letter and our opinion are not to be reproduced, disseminated, quoted from or referred to by SAIC at any time, in whole or in part, without our prior written consent. This letter and our opinion do not constitute a recommendation to the Board of Directors of SAIC in connection with the Merger, nor do this letter and our opinion constitute a recommendation to any holders of SAIC Common Stock as to how to vote in connection with the Merger or any other matter. Our opinion does not address SAIC’s underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for SAIC, the financing of the Merger or the effects of any other transaction in which SAIC might engage. Our opinion addresses only the fairness, from a financial point of view, of the Exchange Ratio to SAIC. We do not express any view or opinion with respect to the fairness of the Merger, from a financial point of view, to Engility or its stockholders or affiliates. Furthermore, our opinion does not address any other term or aspect of the Transaction Documentation or any term or aspect of any other agreement or instrument contemplated by the Transaction Documentation or entered into or amended in connection with the Merger, or the impact thereof on SAIC or Engility.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Stone Key. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to SAIC.

Very truly yours,

STONE KEY PARTNERS LLC

By:	/s/ Michael J. Urfirer
Chairman & Chief Executive Officer

STONE KEY SECURITIES LLC

By:	/s/ Michael J. Urfirer
Chairman & Chief Executive Officer

Annex E

Opinion of Guggenheim Securities, LLC

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

September 9, 2018

The Board of Directors
Engility Holdings, Inc.
4803 Stonecroft Boulevard
Chantilly, VA 20151

Members of the Board:

We understand that Engility Holdings, Inc. (“Engility”) and Science Applications International Incorporated (“SAIC”) intend to enter into an Agreement and Plan of Merger to be dated as of September 9, 2018 (the “Agreement”), pursuant to which Merger Sub, a wholly owned subsidiary of SAIC, will merge (the “Merger”) with and into Engility and Engility will become a wholly owned subsidiary of SAIC. Pursuant to the Agreement, each of the issued and outstanding shares of the common stock, par value $0.01 per share, of Engility and the associated stock purchase rights (subject to certain exceptions) will be converted into the right to receive 0.450 shares of common stock, par value $0.01 per share, of SAIC (the “Exchange Ratio”). In connection with the Merger, SAIC and Birch Partners, LP (“Birch Partners”) intend to concurrently enter into a Voting Agreement (the “Voting Agreement” and, together with the Agreement, the “Transaction Documentation”), pursuant to which Birch Partners will agree, subject to certain limitations, to vote its shares of Engility common stock in favor of the Merger. The terms and conditions of the Merger are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the stockholders of Engility.

In the course of performing our reviews and analyses for rendering our opinion, we have:

•	Reviewed drafts of the Transaction Documentation dated as of September 9, 2018;
•	Reviewed certain publicly available business and financial information regarding each of Engility and SAIC;
•	Reviewed certain non-public business and financial information regarding Engility’s and SAIC’s respective businesses and prospects (including certain financial projections for Engility for the years ending December 31, 2018 through December 31, 2022 and for SAIC for the fiscal years ending January 31, 2019 through January 31, 2023), which projections were prepared and approved for our use by Engility’s senior management;
•	Reviewed certain estimated revenue enhancements, cost savings and other combination benefits and estimated costs to achieve such synergies (collectively, “synergy estimates” or “synergies”) expected to result from the Merger, all as jointly prepared by Engility’s and SAIC’s senior management and approved for our use by Engility’s senior management;
•	Discussed with Engility’s senior management their strategic and financial rationale for the Merger as well as their views of Engility’s and SAIC’s respective businesses, operations, historical and projected financial results and future prospects;
•	Discussed with SAIC’s senior management their views of SAIC’s business, operations, historical and projected financial results and future prospects;
•	Reviewed the historical prices, trading multiples and trading activity of the common shares of Engility and SAIC;

•	Compared the financial performance of Engility and SAIC and the trading multiples and trading activity of the common shares of Engility and SAIC with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating Engility and SAIC;
•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Merger;
•	Performed discounted cash flow analyses based on the financial projections for SAIC, Engility and the synergy estimates; and
•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•	We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) provided by or discussed with Engility or SAIC or obtained from public sources, data suppliers and other third parties.
•	We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, synergy estimates, other estimates and other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of Engility’s senior management and SAIC’s senior management (as the case may be) that they are unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) incomplete, inaccurate or misleading.
•	Specifically, with respect to any (i) financial projections, synergy estimates, other estimates and other forward-looking information provided by or discussed with Engility or SAIC, (a) we have been advised by Engility’s senior management and SAIC’s senior management (as the case may be), and we have assumed, that such financial projections, synergy estimates, other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Engility’s senior management and SAIC’s senior management (as the case may be) as to the expected future performance of Engility and SAIC (as the case may be) and the expected amounts and realization of such synergies (and we have assumed that such synergies will be realized in the amounts and at the times projected) and (b) we have assumed that such financial projections, synergy estimates, other estimates and other forward-looking information have been reviewed by Engility’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Engility, SAIC or any other entity or the solvency or fair value of Engility, SAIC or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Engility’s senior management and Engility’s other professional advisors with respect to such matters. We have assumed that the Merger will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not expressing any view or rendering any opinion regarding the tax consequences of the Merger to Engility, SAIC or their respective securityholders.

During the course of our engagement, we were asked by Engility’s Board of Directors to solicit indications of interest from various potential acquirors regarding a potential transaction with Engility, and we have considered the results of such solicitation process in rendering our opinion.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Transaction Documentation will not differ from the drafts that we have reviewed, (ii) Engility and SAIC will comply with all terms and provisions of the Transaction Documentation and (iii) the representations and warranties of Engility and SAIC contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Merger will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Merger will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Engility, SAIC or the Merger (including its contemplated benefits) in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the shares of common stock or other securities or financial instruments of or relating to Engility or SAIC may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Merger.

We have acted as a financial advisor to Engility in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Merger and a portion of which is payable upon delivery of our opinion. In addition, Engility has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

As previously disclosed, aside from our current engagement by Engility, Guggenheim Securities, LLC (“Guggenheim Securities”) has not been previously engaged during the past two years by Engility, nor has Guggenheim Securities been previously engaged during the past two years by SAIC, to provide financial advisory or investment banking services for which we received fees. Guggenheim Securities may seek to provide Engility and SAIC and their respective affiliates with certain financial advisory and investment banking services unrelated to the Merger in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Engility, SAIC, other participants in the Merger and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Engility, SAIC, other participants in the Merger and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in Engility, SAIC, other participants in the Merger and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Engility, SAIC, other participants in the Merger and their respective affiliates and the Merger that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to Engility’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Exchange Ratio. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus to be distributed to the holders of Engility common stock in connection with the Merger.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Engility’s Board of Directors with respect to the Merger, nor does our opinion constitute advice or a recommendation to any holder of Engility or SAIC common stock as to how to vote or act in connection with the Merger or otherwise. Our opinion does not address Engility’s underlying business or financial decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Engility or the effects of any other transaction in which Engility might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the stockholders of Engility. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Merger (including, without limitation, the form or structure of the Merger) or the Transaction Documentation or (b) the Voting Agreement or any other agreement, transaction document or instrument contemplated by the Transaction Documentation or to be entered into or amended in connection with the Merger or (ii) the fairness, financial or otherwise, of the Merger to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Engility. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Engility’s or SAIC’s directors, officers or employees, or any class of such persons, in connection with the Merger relative to the Exchange Ratio or otherwise.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Engility.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS; UNDERTAKINGS

Item 20.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware permits a Delaware corporation to indemnify its directors, officers, employees and agents, subject to certain limitations.

As permitted by the General Corporation Law of the State of Delaware, the SAIC charter includes a provision that eliminates the personal liability of SAIC directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to SAIC or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the General Corporation Law of the State of Delaware or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by the General Corporation Law of the State of Delaware, the SAIC charter provides that (1) SAIC shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, subject to certain limited exceptions, (2) SAIC may indemnify its other employees and agents as set forth in the General Corporation Law of the State of Delaware, (3) SAIC is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent not prohibited by applicable law, subject to the receipt by us of an undertaking to repay such amounts to the extent required by law and (4) the rights conferred in the SAIC charter are not exclusive.

SAIC expects to enter into indemnification agreements with each of its directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the SAIC charter and to provide additional procedural protections.

The exculpation and indemnification provisions in the SAIC charter and the indemnification provisions of indemnification agreements that will be entered into between SAIC and each of its directors and executive officers may be sufficiently broad to permit indemnification of SAIC directors and executive officers for liabilities arising under the Securities Act of 1933.

SAIC also intends to maintain director and officer liability insurance, if available on reasonable terms, to insure its directors and officers against the cost of defense, the cost of settlement or payment of a judgment under certain circumstances.

Item 21.	Exhibits

The following is a list of Exhibits to this Registration Statement:

2.1
Agreement and Plan of Merger, dated as of September 9, 2018, among SAIC, Engility, and Raptors Merger sub, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference)†

5.1	Opinion of Morrison & Foerster LLP

8.1	Opinion of Weil, Gotshal, & Manges LLP

10.1
Voting Agreement, dated as of September 9, 2018, by and among SAIC, Engility, Birch Partners, L.P., a Delaware limited partnership and, in each case, for purposes of Sections 2.1, 2.3, 5.2, 5.4 and ARTICLE VI thereof only, the KKR Investors (as defined therein) and the GA Investors (as defined therein) (included as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

10.2
Term Loan B Incremental Facility Commitment Letter, dated September 9, 2018, among Citigroup Global Markets Inc. and Science Applications International Corporation (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K dated September 10, 2018)

23.1	Consent of Morrison & Foerster LLP (to be included as part of its opinion filed as Exhibit 5.1 hereto and incorporated herein by reference)

23.2	Consent of Weil, Gotshal, & Manges LLP (to be included as part of its opinion filed as Exhibit 8.1 hereto and incorporated herein by reference)

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm to SAIC

23.4	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to Engility

24.1	Power of Attorney*

99.1	Consent of Citigroup Global Markets Inc.

99.2	Consent of Stone Key

99.3	Consent of Guggenheim Partners

99.4	Consent of David M. Kerko

99.5	Consent of Katharina G. McFarland

99.6	Form of Proxy of SAIC

99.7	Form of Proxy of Engility
*	Previously filed
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the U.S. Securities and Exchange Commission upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.
Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(6)	That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(8)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.
(9)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(10)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on December 3, 2018.

SAIC

By:	/s/ Charles A. Mathis
Charles A. Mathis
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony J. Moraco	Director and Chief Executive Officer (Principal Executive Officer)	December 3, 2018
Anthony J. Moraco

/s/ Charles A. Mathis	Chief Financial Officer (Principal Financial and Accounting Officer)	December 3, 2018
Charles A. Mathis

*	Director and Chairman of the Board	December 3, 2018
Edward Sanderson, Jr.

*	Director	December 3, 2018
Bob Bedingfield

*	Director	December 3, 2018
Deborah Dunie

*	Director	December 3, 2018
John Hamre

*	Director	December 3, 2018
Mark Johnson

*	Director	December 3, 2018
Tim Mayopoulos

*	Director	December 3, 2018
Donna Morea

*	Director	December 3, 2018
Steven Shane
*By:	/s/ Charles A. Mathis
Attorney-in-fact
December 3, 2018